As filed with the Securities and Exchange Commission on May 25, 2004
Registration No. 333-113024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to
Form F-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Rogers Wireless Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	4812	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Mount Pleasant Road, 16th Floor

Toronto, Ontario M4Y 2Y5
Canada
(416) 935-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue
13th Floor
New York, NY 10011
(212) 894-8400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nadir Mohamed Rogers Wireless Inc. One Mount Pleasant Road, 16th Floor Toronto, Ontario M4Y 2Y5 Canada	John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475	John W. McIninch, Esq. Torys LLP Suite 3000, Maritime Life Tower 79 Wellington Street West Box 270 Toronto-Dominion Centre Toronto, Ontario M5K 1N2 Canada

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered	Per Unit(1)	Price(1)	Registration Fee(2)

6.375% Senior (Secured) Notes due 2014	US$750,000,000	100%	US$750,000,000	US$95,025

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(2) Previously paid in connection with the initial filing of this Registration Statement.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Rogers Wireless Inc.

Offer to Exchange

all outstanding 6.375% Senior (Secured) Notes due 2014

(US$750,000,000 aggregate principal amount)

for

6.375% Senior (Secured) Notes due 2014

(US$750,000,000 aggregate principal amount)
which have been registered under the Securities Act of 1933

        The exchange offer will expire at 5:00 p.m., New York City time, on June 28, 2004, unless extended.

      We do not intend to list the new notes on any national securities exchange, and no established trading market for the new notes is anticipated.

       See the section entitled “Risk Factors” beginning on page 16 for a discussion of factors that you should consider before tendering your old notes in the exchange offer.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 25, 2004.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form F-4 under the Securities Act of 1933 (the Securities Act) relating to the exchange offer that incorporates important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. The information is available from us without charge to holders of the securities as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

      We are required to file periodic reports and other information with the SEC under the Securities Exchange Act of 1934. We intend to “incorporate by reference” any future filings made with the SEC, including filings under sections 13(a), 13(e), 14 or 15(d) of the Exchange Act, until the termination of the exchange offer. This means that we intend to disclose important information to you by referring you to those reports. Information that we file with the SEC after the date of this prospectus will automatically supersede the information in this prospectus and any earlier filed incorporated information.

      You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains a website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The Internet address of the website is http://www.sec.gov.

i

      You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Rogers Wireless Inc.
c/o Director, Investor Relations
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario, Canada M4W 1G9
Telephone: (416) 935-3552

      To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time on June 28, 2004. The exchange offer can be extended by us in our sole discretion. See the section entitled “Exchange Offer” for more detailed information.

      You should rely only on the information contained in, and incorporated by reference to, this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

      RogersTM and Rogers VIP ProgramTM are trademarks of Rogers Communications Inc. Rogers PlusTM, Corporate BestTM, Family PlanTM, Mobile MessagingTM, and Mobile Message PagingTM, are trademarks of Rogers Wireless Inc. The Shopping ChannelTM is a trademark of Rogers Broadcasting Limited. AT&T®, Canadian One RateTM, Digital One RateTM and One RateTM are trademarks of AT&T Corp. This prospectus also makes reference to trademarks of other companies, including BlackBerryTM Wireless.

ENFORCEABILITY OF CIVIL LIABILITIES

      We are a Canadian corporation. A majority of our directors, controlling persons and officers, as well as the experts named herein, are residents of Canada and all or a substantial portion of their assets and all or a substantial portion of our assets are located outside the United States. We have agreed, in accordance with the terms of the indenture, to accept service of process in any suit, action or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the notes to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal securities laws. We have been advised by Torys LLP, our Canadian counsel, that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts, who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act concerning our business, operations and financial performance and condition.

      When used in this prospectus, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to economic, business, technological, competitive and regulatory factors. More detailed information about these and other factors is included in this prospectus under the section entitled “Risk Factors”. We are under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL INFORMATION

      Our consolidated financial statements included in this prospectus have been prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP). For a discussion of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States (U.S. GAAP), see Note 19 to our audited consolidated financial statements. We state our financial statements in Canadian dollars. In this prospectus, references to Canadian dollars, Cdn$ or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

      In this prospectus, we use certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess our financial performance. Our method of calculating the non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this prospectus may not be comparable to other similarly titled measures disclosed by other companies.

EXCHANGE RATE DATA

      The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On May 24, 2004, the inverse of the noon buying rate was Cdn$1.00 equals US$0.7301.

Year Ended	Average(1)	High	Low	Period End

December 31, 2003	0.7186	0.7738	0.6349	0.7738
December 31, 2002	0.6368	0.6619	0.6200	0.6329
December 31, 2001	0.6444	0.6697	0.6241	0.6279
December 31, 2000	0.6725	0.6969	0.6410	0.6669
December 31, 1999	0.6744	0.6925	0.6535	0.6925

Month Ended	Average(2)	High	Low	Period End

April 30, 2004	0.7453	0.7637	0.7293	0.7293
March 31, 2004	0.7527	0.7645	0.7418	0.7634
February 29, 2004	0.7519	0.7629	0.7439	0.7460
January 31, 2004	0.7718	0.7880	0.7496	0.7539
December 31, 2003	0.7618	0.7738	0.7460	0.7738
November 30, 2003	0.7616	0.7708	0.7484	0.7708

(1)	The average of the exchange rates on the last day of each month during the applicable year.

(2)	The average of the exchange rates for all days during the applicable period.

SUMMARY

      The following information summarizes more detailed information included elsewhere in this prospectus and the financial statements included in this prospectus. We encourage you to read this entire prospectus, including the financial statements and the notes thereto, carefully. Unless otherwise indicated, references in this prospectus to “we”, “us” and “our” refer to Rogers Wireless Inc. together with its subsidiaries.

Our Company

      We are a leading wireless communications service provider in Canada, serving approximately 4.1 million customers as of March 31, 2004, including over 3.8 million wireless voice and data subscribers and approximately 231,300 one-way messaging subscribers. We operate both a Global System for Mobile Communications/ General Packet Radio Service, or GSM/GPRS, network and an integrated Time Division Multiple Access, or TDMA, and analog network. Our GSM/GPRS network provides coverage to approximately 93% of Canada’s population. Our integrated TDMA and analog network covers a geographic area representing approximately 85% of Canada’s population in digital mode and approximately 93% of Canada’s population in analog mode. We estimate that our approximately 3.8 million wireless voice and data subscribers represent approximately 13.0% of the Canadian population residing in our coverage area. Subscribers to our wireless services have access to these services throughout the United States through our agreements with AT&T Wireless Services, Inc. (AT&T Wireless) and other U.S. operators. Our subscribers also have access to international service in over 120 countries, including throughout Europe and Asia, through roaming agreements with other wireless communication providers.

      We offer wireless voice, messaging and data services across Canada. Our GSM/GPRS network provides customers with advanced wireless voice and high-speed packet data services, including mobile access to the Internet, e-mail, digital picture transmission and two-way short messaging service, or SMS. In June 2002, we completed the deployment of our digital wireless GSM/GPRS network overlay in the 1900 megahertz frequency bands. During 2003, we also completed the deployment of GSM/GPRS technology operating in the 850 megahertz spectrum across our national footprint, which expanded the network capacity, enhanced the quality of the GSM/GPRS network and enabled us to operate seamlessly between the two frequencies. In late 2003, we began trials of Enhanced Data Rates for GSM Evolution, or EDGE, technology in the Vancouver, British Columbia market. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds available on our network. We have started to deploy EDGE across our national GSM/GPRS network and expect to complete the deployment by July 1, 2004. Our integrated wireless networks are operationally seamless in GSM/GPRS and TDMA digital functionality between the 850 megahertz and 1900 megahertz frequency bands, and between TDMA digital and analog modes at 850 megahertz.

Business Strategy

      Our goal is to achieve profitable growth within the Canadian wireless communications industry and our strategy is designed to maximize our cash flow and return on investment. The key elements of our strategy are as follows:

•	focusing on voice and data services that are attractive to youth and small and medium size businesses to optimize our customer mix;

•	delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

•	increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, calling line ID, text messaging and wireless Internet;

•	enhancing our sales distribution channels to increase our focus on youth and business customers;

•	maintaining a technologically advanced, high quality and pervasive network by improving the quality of our GSM/GPRS network and increasing capacity; and

•	leveraging our relationships with the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing.

Corporate Structure

      The chart below illustrates, as of March 31, 2004, our ownership and the ownership of our direct parent, Rogers Wireless Communications Inc., or RWCI, and indicates the jurisdiction of organization for each entity shown. RWCI is a holding company, and its operations are conducted principally through Rogers Wireless Inc. As indicated, RWCI is a corporation controlled by Rogers Communications Inc., or RCI.

(1)	Undiluted. The ownership interest held by AT&T Wireless Services, Inc. is held indirectly. Voting power for RCI, AT&T Wireless and the public shareholders at March 31, 2004, was approximately 67.4%, 31.1% and 1.5%, respectively.

(2)	Rogers Wireless Alberta Inc., which holds certain spectrum licenses, is a restricted subsidiary under the indenture pursuant to which the notes are being issued.

Recent Developments

      As announced on April 28, 2004 and consistent with a 1999 shareholders agreement among RCI, RWCI and AT&T Wireless, which is referred to as the RWCI Shareholders Agreement, RCI received notice on April 28, 2004 from AT&T Wireless that AT&T Wireless intends to explore options to divest its 48.6 million share ownership interest in RWCI, as represented by its holding of 27.6 million Class A Multiple Voting shares and 20.9 million Class B Restricted Voting shares of RWCI that are held by JVII Partnership (JVII). On May 20, 2004, RCI announced that it did not reach an agreement during the 21-day exclusive negotiation period, which ended May 19, 2004, to acquire AT&T Wireless’ interest in RWCI.

      The highest offer made by RCI during the initial 21 day Right of First Negotiation period, as defined in the RWCI Shareholders Agreement, was Cdn$31 per share for AT&T Wireless’ entire 48.6 million share interest in RWCI.

      Under the terms of the RWCI Shareholders Agreement, AT&T Wireless will have the ability during the 60-day period ending July 18, 2004 to attempt to sell its entire RWCI interest to third parties. On any such sale to third parties, the price per share must be higher than the Cdn$31 offered by RCI during the negotiation period. In addition, in connection with any such sales to third parties, AT&T Wireless is required to convert its RWCI Class A Multiple Voting shares into Class B Restricted Voting shares. Furthermore, AT&T Wireless may not sell shares representing more than 5% (10% to certain suppliers to RWCI) of the outstanding equity shares of RWCI to any person.

      AT&T Wireless may, pursuant to a registration rights agreement with RWCI, require RWCI to qualify the sale of AT&T Wireless’ RWCI shares by prospectus in Canada or by registration statement in the United States. If AT&T Wireless exercises its registration rights in connection with an underwritten offering of its RWCI shares, RWCI would have a transferable right of first refusal (exercisable for a period of five business days) to purchase AT&T Wireless’ RWCI shares at the proposed underwritten price. RWCI would also have a second transferable right of first refusal (exercisable for a period of 24 hours) if the final underwritten price is less than the price offered pursuant to the initial right of first refusal.

      In the event that RWCI or RCI does purchase any of AT&T Wireless’ RWCI shares, the funds necessary to acquire such shares may be generated, in whole or in part, by the incurrence of additional indebtedness by us.

      For a more complete discussion of the terms of the agreements governing the relationship with AT&T Wireless, see the section entitled “Certain Transactions and Relationships — AT&T Wireless Arrangements.”

Exchange Offer

      On February 20, 2004, we completed a private offering of the old, unregistered 6.375% senior (secured) notes. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and agreed to use our commercially reasonable efforts to complete the exchange offer within 210 days after the date of original issuance of the old notes. You are entitled to exchange in the exchange offer your old notes for new notes, the terms of which are identical in all material respects to the old notes, except that the new notes will have been registered under the Securities Act and will be issued free from any covenant requiring registration, including terms providing for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates.

The Exchange Offer	With this exchange offer, we are offering to exchange an aggregate principal amount of up to US$750.0 million of the new notes for a like principal amount of the old notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on June 28, 2004, unless we, in our sole discretion, extend it. See the section entitled “Exchange Offer — Expiration of the Exchange Offer; Extensions; Amendments”.

Exchange Date	We will exchange the old notes on the first business day following the expiration date. See the section entitled “Exchange Offer — Terms of the Exchange Offer”.

Procedures for Tendering Old Notes	For information on procedures for tendering old notes and the actions required to make a formal offering of your old notes, see the section entitled “Exchange Offer — Procedures for Tendering”.

Taxation	The exchange of the old notes for the new notes in the exchange offer will not result in any income, gain or loss to holders who participate in the exchange offer or to us for U.S. federal income tax purposes. See the section entitled “Income Tax Consequences”.

Resale	Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that a holder who exchanges the old notes for the new securities in the exchange offer and satisfies certain other conditions generally may offer for resale, sell and otherwise transfer the new notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act.

Any holder of the old notes using the exchange offer to participate in a distribution of the new notes cannot rely on the no-action letters referred to above. See the section entitled “Exchange Offer — Purpose and Effect of the Exchange Offer”.

Remaining Old Notes	If you do not tender your old notes in the exchange offer or if we do not accept your old notes for exchange as described under the section entitled “Exchange Offer — Terms of the Exchange Offer” you will continue to hold these old notes, and they will continue to bear legends restricting their transfer.

Exchange Agent	JPMorgan Chase Bank will act as exchange agent for the exchange offer. See the section entitled “Exchange Offer — Exchange Agent” for the exchange agent’s address and telephone number.

Use of Proceeds	We will receive no proceeds from the exchange offer. See the section entitled “Use of Proceeds”.

The Exchange Notes

      The following is a brief summary of the important terms of the notes. For a more complete description of the terms of the notes, see the “Description of Notes” section of this prospectus. References in this summary of the notes to “we”, “us” and “our” refer to Rogers Wireless Inc. only without reference to our subsidiaries.

Issuer	Rogers Wireless Inc., a Canadian corporation.

Securities Offered	US$750.0 million aggregate principal amount of 6.375% senior (secured) notes due 2014.

Maturity	The notes will mature on March 1, 2014.

Interest Rate and Payment Dates	We will pay interest on the notes at the rate of 6.375% per year on March 1 and September 1 of each year, beginning on September 1, 2004.

Ranking and Collateral	The notes initially will be senior secured obligations of Rogers Wireless Inc. and will rank equally with all of our other existing and future senior secured debt. At March 31, 2004, we had $2,082.1 million of senior secured debt outstanding.

The notes initially will be secured by a bond issued by us under a deed of trust. This bond is secured by a lien on our assets, inventories and accounts receivable, including the stock of our restricted subsidiary. Our obligations under this bond are guaranteed by our restricted subsidiary and our restricted subsidiary has pledged substantially all of its assets to secure its guarantee. We have in the past issued other bonds under the deed of trust to secure our other senior secured indebtedness, including indebtedness under our amended bank credit facility. The bond we issued as security for our obligations under the old notes and, which will secure our obligations under the notes, ranks equally with the other bonds we have previously issued and which remain outstanding. All bonds issued under the deed of trust are equally and ratably secured. See the section entitled “Description of Collateral for Notes.”

In the event that we have no other outstanding indebtedness that is secured by the collateral securing the notes and the notes have an investment grade rating from two of the following three rating agencies — Standard & Poor’s Ratings Service, Moody’s Investors Service and Fitch IBCA — we may at our option permanently release the collateral for the notes. If we release the collateral, the notes will be senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. See the section entitled “Description of Notes — Security.”

Sinking Fund	None.

Optional Redemption	We may redeem the notes in whole or in part at any time at the redemption prices listed under the section entitled “Description of Notes — Optional Redemption”.

We may also redeem the notes as a whole but not in part at any time at 100% of the principal amount of the notes plus accrued interest to the date of redemption in the event of changes affecting Canadian withholding taxes that would require us to pay “additional amounts” to holders of the notes. See the sections entitled “Description of Notes — Redemption Upon Changes in Withholding Taxes” and “— Additional Amounts”.

Restrictive Covenants	Until such time as the collateral securing the notes is released, the indenture governing the notes will limit our ability, and the ability of our restricted subsidiaries, to create liens. If the collateral securing the notes is released, the indenture governing the notes will limit our ability, and the ability of our restricted subsidiaries, to incur secured debt and to engage in sale and leaseback transactions. Further, our ability to merge, consolidate or sell substantially all of our assets is limited by the indenture.

For more detailed information on covenants contained in the indenture, see the section entitled “Description of Notes”.

Change in Control	If we experience a change in control and there is a decline in the credit rating of the notes, we will be required to make an offer to purchase all of the notes at a price equal to 101% of the principal amount of the notes plus accrued interest to the date of purchase. See the section entitled “Description of Notes — Change in Control”.

Additional Amounts	Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required by law. If we are required by law to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after the withholding is not less than the amount that they could have received in the absence of the withholding. See the section entitled “Description of Notes — Additional Amounts”.

Exchange Offer; Registration Rights	We agreed to exchange the old notes no later than 210 days after the date of the issuance of the old notes for a new issue of substantially identical debt securities registered under the Securities Act as evidence of the same underlying obligation. This exchange offer is in satisfaction of that agreement.

If we are unable to fulfill our obligations to effect the exchange or register the notes or if certain other conditions are not satisfied, we will be obligated to pay special interest on the notes. See the section entitled “Exchange Offer; Registration Rights”.

Risk Factors

      See the section entitled “Risk Factors”, which begins on page 16, for a discussion of certain factors that you should consider before tendering your old notes in the exchange offer.

      We were incorporated as Rogers Cantel Inc. under the Canada Business Corporations Act on January 27, 1989. Effective January 14, 2000, we changed our name to Rogers Wireless Inc.

      Our executive offices are located at One Mount Pleasant Road, 16th Floor, Toronto, Ontario, Canada M4Y 2Y5. Our telephone number is (416) 935-1100.

Selected Operating Data

      The table below sets forth selected summary operating data for the periods indicated:

						At
	At December 31,					March 31,

	1999	2000	2001	2002	2003	2004

Total Canadian population(1)	30,394,000	30,650,000	31,000,000	31,350,000	31,600,000	31,600,000
Population covered(2)	28,236,200	28,504,100	28,831,190	29,158,300	29,483,700	29,483,700
Wireless services
Wireless voice and data subscribers(3)
Postpaid (voice and data)	1,861,400	2,047,300	2,294,000	2,629,300	3,029,600	3,112,800
Prepaid(4)	291,700	466,700	734,500	778,700	759,800	730,400

Total wireless subscribers	2,153,100	2,514,000	3,028,500	3,408,000	3,789,400	3,843,200
Penetration(5)	7.6%	8.8%	10.5%	11.7%	12.9%	13.0%
Average monthly revenue per wireless subscriber(6)(15)
Postpaid (voice and data)	$57	$57	$56	$56	$57	$56
Prepaid	$11	$10	$10	$10	$10	$11
Blended (postpaid and prepaid)	$52	$50	$47	$45	$47	$47
Average monthly usage per wireless voice and data postpaid subscriber (minutes)(7)	216	263	298	324	361	362
Percentage average monthly churn(8)(9)
Postpaid	1.86%	2.36%	2.17%	1.98%	1.88%	1.73%
Prepaid	3.14%	3.55%	2.75%	2.23%	2.82%	3.80%
Cell sites	1,667	1,884	2,112	2,358	2,554	2,580
Percentage of cell sites with digital capacity(10)	84%	87%	88%	100%	100%	100%
Wireless messaging
One way messaging subscribers(3)(11)	452,000	443,000	372,700	302,300	241,300	231,300
Average monthly revenue per wireless messaging subscriber(6)(12)	$12	$11	$9	$9	$8	$9
Percentage average monthly churn(8)	2.69%	2.99%	3.18%	3.20%	3.13%	2.54%
Total wireless voice, data and messaging
Sales and marketing expense per wireless gross subscriber addition(13)(15)	$298	$303	$286	$366	$376	$362
Average monthly operating expense per wireless subscriber(14)(15)	$20	$21	$21	$19	$18	$18

(1)	Source of population data is the 1996 and 2001 Census of Statistics Canada, as adjusted by Statistics Canada to July 1 of each year using its 1998 and 2002 annual estimates of provincial growth rates, excluding the Yukon, Nunavut and Northwest Territories.

(2)	Our estimate of the population residing within our coverage area.

(3)	As at period end. Each billable telephone number in service represents one wireless subscriber. Subscribers with both a voice and data service are counted as one subscriber. This does not include test, demonstration or other complimentary telephone numbers. In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous periods’ subscriber categories have been reclassified to conform to this current presentation. We now report subscribers in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, we previously reported resale two-way messaging subscribers as individual subscribers. However, with roaming capabilities on data networks, it is increasingly difficult to determine if these resale two-way messaging customers are permanently resident on our data network or are transient roamers temporarily utilizing our network. Accordingly, only those data subscribers that are known to be permanently resident on our network will be treated as subscribers. All periods have been restated accordingly.

(4)	Our policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the second quarter of 2003, we determined that a number of subscribers, totaling 20,900, which only had non-revenue usage (i.e., calls to customer service) over the past several quarters, were being included in the prepaid subscriber base. We determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. We have amended our policy to reflect all prepaid subscribers with no revenue-generating usage in a six month period as deactivations.

(5)	Determined by dividing the number of our wireless voice subscribers by the population covered as at period end.

(6)	The average revenue per user, or ARPU, is calculated on a monthly basis. For any particular month, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly network revenue generated from these subscribers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher usage subscribers. Subscriber roaming expenses were previously netted against roaming revenue. In 2001, revenue and expenses were restated to record revenue in accordance with recent accounting and industry practice, resulting in an increase in network revenue and operating expenses of $66.8 million, $107.0 million and $109.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. All periods presented have been restated accordingly. In addition, as discussed in note 15 below, further changes with respect to the classification of revenues and expenses were made effective January 1, 2004, and, as a result of these reclassifications, all periods presented have been restated.

(7)	Based upon the average of the opening subscriber balances and each of the twelve month end closing balances for each of the respective periods.

(8)	Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churns for the period.

(9)	The increase in postpaid churn in 2000 and 2001 resulted from a combination of difficulties in managing the contract renewal process with subscribers, challenges arising from the final stages of conversion to our new customer care and billing system and increased competition in the wireless telecommunications industry.

(10)	Represents, at each period end, the percentage of cell sites with one or more digital radio channels in service.

(11)	Total at December 31, 1999 includes approximately 132,000 messaging subscribers that we acquired in November 1999 from Shaw Communications Inc.

(12)	The decline in average monthly revenue per one way messaging subscriber from 1999 through 2003 is due to declining demand and prices in the competitive one way messaging market.

(13)	Sales and marketing expense per wireless gross subscriber addition is calculated based on the total sales and marketing expenses for each period divided by the total gross wireless (postpaid and prepaid) and one way messaging subscriber additions for each period. Prior to 2001, sales and marketing expenses included expenditures related to subscriber retention activities. These expenses have since been reclassified to be included with operating, general and administrative expenses. All periods presented have been restated accordingly. In addition, as discussed in note 15 below, further changes with respect to the classification of revenues and expenses were made effective January 1, 2004, and, as a result of these reclassifications, all periods presented have been restated.

(14)	The average monthly operating expense for each period is calculated based on operating, general and administrative expenses and management fees divided by the average of the opening and closing subscribers each month. The annual calculation is an average of the monthly amounts calculated. As indicated in note 13 above, sales and marketing expenses per gross wireless subscriber addition no longer include subscriber retention expenses. These amounts are now grouped with operating expenses for determining the average monthly operating expense per wireless subscriber. All periods presented have been restated accordingly. In addition, as discussed in note 15 below, further changes with respect to the classification of revenues and expenses were made effective January 1, 2004, and, as a result of these reclassifications, all periods presented have been restated.

(15)	As a result of retroactively adopting new Canadian accounting standards, including Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables” and Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles”, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, we made the following changes to our classification of certain revenue and expense items:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber. Equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

As a result of the adoption of these new accounting standards, the changes to the classification of revenue and expenses have resulted in the following changes to our key business indicators:

         Key Business Indicators

						As at
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

Postpaid (voice and data) ARPU:
As previously reported	56.20	56.93	55.88	55.95	57.55	56.00
As reclassified	56.53	57.43	56.15	55.78	57.25	55.74
Blended ARPU:
As previously reported	51.76	49.80	46.33	45.20	47.42	47.18
As reclassified	52.05	50.22	46.55	45.07	47.19	46.97
Sales and marketing expenses per wireless gross subscriber addition:
As previously reported	288	294	296	384	397	385
As reclassified	298	303	286	366	376	362
Average monthly operating expense per wireless subscriber:
As previously reported	19.56	20.33	20.47	18.42	17.47	17.44
As reclassified	19.95	20.80	21.02	18.81	17.87	17.82

Summary Consolidated Financial Data

      Our summary consolidated financial data in the tables below for each of the five years ended December 31, 2003 have been derived from our audited consolidated financial statements. Our summary consolidated financial data in the tables below for each of the three month periods ended March 31, 2003 and 2004 are derived from our unaudited consolidated financial statements for such periods which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year. The information in the following tables has been reclassified to reflect the retrospective application of new accounting policies, which resulted in the revised classification of certain items of revenue and expense, as described in notes (2) and (13) to the tables, respectively. All information contained in the following tables should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands of dollars)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data:
Operating revenue(2)
Postpaid (voice and data)(13)	$1,171,471	$1,350,587	$1,464,423	$1,628,095	$1,911,073	$432,834	$513,077
Prepaid	23,849	42,530	71,068	91,151	91,255	21,121	24,566
One-way messaging	51,793	55,992	43,632	35,238	27,565	7,432	6,386

Network revenue(13)	1,247,113	1,449,109	1,579,123	1,754,484	2,029,893	461,387	544,029
Equipment sales(13)	107,252	95,774	61,766	137,030	177,901	35,731	48,812

Total(13)	1,354,365	1,544,883	1,640,889	1,891,514	2,207,794	497,118	592,841
Cost of equipment sales(13)	226,730	261,274	236,313	296,794	380,771	73,638	91,241
Sales and marketing(13)	227,131	256,265	259,561	328,884	361,998	82,846	86,627
Operating, general and administrative expenses(13)	478,170	616,420	733,070	738,149	737,400	184,824	195,316
Management fees(3)	9,851	10,374	10,684	11,006	11,336	2,834	2,919

Operating profit(4)	412,483	400,550	401,261	516,681	716,289	152,976	216,738
Other(5)	—	—	—	(12,331)	—	—	—
Depreciation and amortization	280,900	330,545	382,608	457,133	518,599	119,124	116,498

Operating income	131,583	70,005	18,653	71,879	197,690	33,852	100,240
Interest expense, net	161,804	128,040	184,330	195,150	193,607	48,044	55,356
Foreign exchange loss (gain)	(44,411)	22,992	35,086	(6,410)	(135,242)	(52,289)	24,376
Loss (gain) on repayment of long-term debt	41,261	—	—	(30,997)	—	—	2,313
Change in the fair value of derivative instruments	—	—	—	—	—	—	18,900
Other expense (income), net	32,770	577	(2,147)	(224)	(932)	124	(1,037)

Income (loss) before income taxes	(59,841)	(81,604)	(198,616)	(85,640)	140,257	37,973	332
Income taxes (recovery)(6)	(69,946)	4,524	6,945	5,258	2,374	1,378	1,319

Net income (loss) for the period	$10,105	$(86,128)	$(205,561)	$(90,898)	$137,883	$36,595	$(987)

Deficiency of earnings available to cover fixed charges(7)	$59,841	$81,604	$198,616	$85,640	$—	$—	$—
Ratio of earnings to fixed charges(7)	—	—	—	—	1.67	1.73	1.01
Pro forma ratio of earnings to fixed charges(7)					1.72		1.01

						As at
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(in thousands of dollars)
Balance Sheet Data (at year end):
Property, plant and equipment, net	$1,778,545	$1,972,110	$2,252,328	$2,371,133	$2,299,919	$2,314,820
Goodwill	12,040	9,549	7,058	7,058	7,058	7,058
Total assets	2,156,507	2,385,829	3,048,556	3,176,663	3,107,343	3,138,008
Senior debt(8)(9)	1,103,482	1,121,213	1,963,274	2,077,200	1,978,160	2,082,087
Total debt(8)(9)	1,553,536	1,869,981	2,355,683	2,410,075	2,209,603	2,082,087
Inter-company deeply subordinated debt(11)	963,889	963,889	—	—	—	—
Shareholder’s equity (deficiency)	$(772,832)	$(865,583)	$302,226	$211,328	$440,452	$440,740
Financial Ratios and Other Data:
Total debt to operating profit(12)(16)	3.77	4.67	5.87	4.66	3.08	2.40
Senior debt to operating profit(12)(16)	2.68	2.80	4.89	4.02	2.76	2.40
Operating profit to net interest expense(12)	2.55	3.13	2.18	2.65	3.70	3.92
Additions to property, plant and equipment(15)	$400,959	$525,993	$654,457	$564,552	$411,933	$130,887

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands of dollars)
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data:
Revenue(14)	$1,354,365	$1,544,883	$1,640,889	$1,891,514	$2,207,794
Cost of equipment sales(14)	226,730	261,274	236,313	296,794	380,771
Sales and marketing(14)	227,131	256,265	259,561	328,884	361,998
Operating general and administrative expenses(14)	478,170	616,420	739,022	738,149	737,400
Management fees(3)	9,851	10,374	10,684	11,006	11,336
Other(5)	—	—	—	(12,331)	—
Depreciation and amortization	296,802	347,780	402,879	456,405	518,591

Operating income (loss)	115,681	52,770	(7,570)	72,607	197,698
Interest expense, net	161,804	124,785	168,496	188,689	187,914
Other expense (income), net	(12,807)	25,807	8,412	(125,752)	(33,387)

Income (loss) before income taxes	(33,316)	(97,822)	(184,478)	9,670	43,171
Income taxes(6)	4,518	4,524	6,945	5,258	2,374

Net income (loss) for the period	$(37,834)	$(102,346)	$(191,423)	$4,412	$40,797

Deficiency of earnings available to cover fixed charges(7)	$33,316	$100,874	$198,815	—	—
Ratio of earnings to fixed charges(7)	—	—	—	1.03	1.19
Pro forma ratio of earnings to fixed charges(7)					1.23
Balance Sheet Data (at year end):
Property, plant and equipment, net	$1,773,319	$1,972,173	$2,267,223	$2,390,241	$2,321,752
Goodwill	572,445	550,685	528,925	528,925	528,925
Total assets	2,711,606	2,927,028	3,603,893	3,827,310	3,660,904
Senior debt(10)	1,173,980	1,220,332	2,134,040	2,194,908	1,841,696
Total debt(10)	1,624,034	1,969,100	2,526,449	2,527,783	2,073,139
Inter-company deeply subordinated debt(11)	963,889	963,889	—	—	—
Shareholder’s equity (deficiency)	$(215,420)	$(324,384)	$857,563	$861,975	$994,013

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

(2)	In 2001, revenue was restated to record gross roaming revenue in accordance with recent accounting guidance and industry practice. Subscriber roaming expenses are now reported as operating expenses. Previously, these expenses and the associated revenue generated from such roaming services were netted against one another and recorded in revenue. As a result, revenue for the years ended December 31, 1999, 2000 and 2001 have increased by approximately $66.8 million, $107.0 million and $109.4 million, respectively, and operating, general and administrative expenses have increased by the same amounts. Operating profit for all periods reported are unaffected by the change. All references to revenue and operating, general and administrative expenses reflect this change. In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous period’s subscriber and revenue categories have been reclassified to conform to this current presentation. We now report revenue in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, as discussed in note 13 below, further changes to the classification or revenues and expenses were made effective January 1, 2004. All periods have been restated with the impacts outlined in note 13. These enhancements to the classification of revenue categories had no impact on the reported total revenue, expenses or operating profit in the current or previous periods.

(3)	We are a party to a management services agreement with RCI and RWCI, under which RCI provides finance, treasury, legal, regulatory, administrative and strategic planning services to us in exchange for a fee. The fee per year is the greater of $8.0 million per year (adjusted for changes in the Canadian consumer price index from January 1, 1991) and an amount agreed to by RCI and the independent directors serving on the Audit Committee of RWCI under guidelines specified in the management services agreement. In addition, for services not specifically covered under the management services agreement, the fee is generally equal to RCI’s cost. For a more complete discussion, see the section entitled “Certain Transactions and Relationships — RCI Arrangements — Management Services Agreement”.

(4)	We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non- operating items, which include foreign exchange gain (loss) and investment and other income, and the 2002 net recovery related to the change in estimates of sales tax and CRTC contribution liabilities. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as earnings before interest, taxes, depreciation and amortization (EBITDA) or operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non- operating factors. It is intended to indicate our ability to incur or service debt, invest in property, plant and equipment (PP&E) and allows us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

(5)	During 2002, we recorded a recovery related to the change in estimates of sales tax and CRTC contribution liabilities.

(6)	During 1999, we completed a transaction with RCI which resulted in our realizing a gain for income tax purposes and the utilization of a number of our income tax loss carry forwards to offset this gain. As consideration for the utilization of our tax loss carry forwards, RCI paid us $74.5 million, which was recorded as a reduction of income tax expense under Canadian GAAP. For U.S. GAAP purposes, the amount received was recorded as a capital contribution within shareholder’s equity. This transaction was reviewed and approved by an independent committee of our Board of Directors.

(7)	For the purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, (i) earnings or deficiencies consist of earnings (loss) before income taxes plus fixed charges during the year and (ii) fixed charges consist of interest expense (before deducting capitalized interest) on all debt, amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). After giving effect to the issuance of the notes and the application of the net proceeds thereof, we would have a pro forma ratio of earnings to fixed charges under Canadian GAAP as indicated for the year ended December 31, 2003 and for the three months ended March 31, 2004 and under U.S. GAAP as indicated for the year ended December 31, 2003. The pro forma ratio of earnings to fixed charges under Canadian GAAP as indicated for the year ended December 31, 2003 and for the three months ended March 31, 2004 and under U.S. GAAP as indicated for the year ended December 31, 2003 includes an estimate by us of the applicable foreign exchange rate.

(8)	Total debt includes long-term debt and all inter-company subordinated debt but does not include inter-company deeply subordinated debt. The following table sets forth, for the periods indicated, our outstanding inter-company subordinated debt owing to RCI and RWCI:

						As at
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(in thousands of dollars)
Inter-company subordinated debt owing to RCI	$—	$284,450	$—	$—	$—	$—
Inter-company subordinated debt owing to RWCI	139,744	141,775	50,000	50,000	—	—

Total inter-company subordinated debt	$139,744	$426,225	$50,000	$50,000	$—	$—

In July 2003, we issued 10 Class A Common Shares to RWCI for consideration of $91.2 million, comprised of the set-off of the $50.0 million inter-company subordinated debt owing to RWCI, the set-off of an aggregate $32.9 million of inter- company amounts payable to RWCI and $8.3 million paid in cash.

Our inter-company deeply subordinated debt, all of which was owed to RWCI, is excluded from total debt because under the terms of our outstanding indebtedness all payments on inter-company deeply subordinated debt are restricted payments, treated in the same manner as dividends on our common shares.

Reconciliation of Long-Term Debt to Total and Senior Debt

						As at
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(in thousands of dollars)
Long-term debt as per consolidated financial statements(9)	$1,413,792	$1,443,756	$2,305,683	$2,360,075	$2,209,603	$2,082,087
Inter-company subordinated debt as shown above	139,744	426,225	50,000	50,000	—	—

Total debt(9)	1,553,536	1,869,981	2,355,683	2,410,075	2,209,603	2,082,087
Inter-company subordinated debt	(139,744)	(426,225)	(50,000)	(50,000)	—	—
Senior subordinated notes	(310,310)	(322,543)	(342,409)	(282,875)	(231,443)	—

Senior debt	$1,103,482	$1,121,213	$1,963,274	$2,077,200	$1,978,160	$2,082,087

(9)	Effective January 1, 2004, we discontinued treating our cross-currency interest rate exchange agreements as hedges for accounting purposes. Accordingly, total debt and senior debt presented as of March 31, 2004 do not include the effect of our cross-currency interest rate exchange agreements. Refer to note 1(b) to the Consolidated Financial Statements for the three months ended March 31, 2004.

(10)	Under U.S. GAAP, the derivative financial instruments, which are used for risk management purposes and include cross-currency interest rate exchange agreements, are recorded at their fair value. Accordingly, for U.S. GAAP purposes, long-term debt balances are recorded at the balance sheet date rate of exchange.

(11)	On August 16, 1999 we issued to RWCI inter-company deeply subordinated debt in the principal amount of $963.9 million in exchange for RWCI advancing to us $963.9 million, representing the net proceeds received by RWCI from an investment in RWCI by JVII, an affiliate of AT&T Wireless, in August 1999. This amount was repaid during 2001 using the proceeds from the issuance of our Class A Common Shares to RWCI.

(12)	We believe that operating profit as previously defined, together with the related total debt, senior debt and interest expense ratios, are measures that are commonly reported and widely used by analysts, investors, and other interested parties in the wireless communications industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of our operating performance and capitalization relative to other companies in our industry. These indicators should not be considered as a substitute or alternative for net income or cash flow in accordance with Canadian GAAP or U.S. GAAP.

(13)	As a result of retroactively adopting new Canadian accounting standards, including Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables” and Canadian Institute of Chartered

Accountants Handbook Section 1100, “Generally Accepted Accounting Principles”, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, we made the following changes to our classification of certain revenue and expense items:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber. Equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

     As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004	2003

	(in thousands of dollars)
Postpaid (voice and data) revenue:
As previously reported	$1,164,670	$1,338,988	$1,457,143	$1,632,874	$1,920,993	$515,494	$434,426
As reclassified	1,171,471	1,350,587	1,464,423	1,628,095	1,911,073	513,077	432,834
Network revenue:
As previously reported	1,240,312	1,437,510	1,571,843	1,759,263	2,039,813	546,446	463,007
As reclassified	1,247,113	1,449,109	1,579,123	1,754,484	2,029,893	544,029	461,387
Equipment sales:
As previously reported	178,267	201,594	181,302	206,664	242,390	52,952	46,872
As reclassified	107,252	95,774	61,766	137,030	177,901	48,812	35,731
Total operating revenue:
As previously reported	1,418,579	1,639,104	1,753,145	1,965,927	2,282,203	599,398	509,879
As reclassified	1,354,365	1,544,883	1,640,889	1,891,514	2,207,794	592,841	497,118
Cost of equipment sales:
As previously reported	182,181	202,827	181,017	209,948	244,479	51,860	48,371
As reclassified	226,730	261,274	236,313	296,794	380,771	91,241	73,638
Sales and marketing expenses:
As previously reported	302,531	367,460	399,855	462,784	522,716	118,784	112,881
As reclassified	227,131	256,265	259,561	328,884	361,998	86,627	82,846
Operating, general and administrative expenses:
As previously reported	511,533	657,893	760,328	765,508	787,383	209,110	192,817
As reclassified	478,170	616,420	733,070	738,149	737,400	195,316	184,824

(14)	Results under U.S. GAAP have been reclassified to reflect the items indicated in note 13 above.

(15)	Additions to PP&E, which is a non-GAAP measure, are based on the accrual method. For a more complete discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators — PP&E”.

(16)	For purposes of calculating these financial ratios at March 31, 2004, operating profit for the three months ended March 31, 2004 has been annualized.

RISK FACTORS

      You should carefully consider the following factors and the other information in this prospectus before tendering your old notes in the exchange offer.

Risks Related to Our Business

We face substantial competition.

      The Canadian wireless communications industry is highly competitive. In the wireless voice and data market, we compete primarily with three other wireless service providers and may in the future compete with other companies, including resellers. Potential users of wireless voice and data systems may find their communications needs satisfied by other current or developing technologies, such as WiFi, “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls. We also compete with our rivals for dealers and retail distribution outlets. There can be no assurance that our current or future competitors will not provide services comparable or superior to those provided by us, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue.

Price competition could adversely affect our churn rate and revenue growth.

      Aggressive pricing by industry participants in previous years has caused significant reductions in Canadian wireless communications pricing. We believe that competitive pricing is a factor in causing churn. We cannot predict the extent of further price competition and customer churn into the future, but we anticipate some ongoing re-pricing of our existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those from our existing customers, which could slow revenue growth.

We may fail to achieve expected revenue growth from new and advanced wireless services.

      We expect that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, we have invested and continue to invest significant capital resources in the development of our GSM/ GPRS network in order to offer these services. We have also invested and continue to invest capital resources in the deployment of EDGE technology across our GSM/ GPRS network. However, there may not be sufficient consumer demand for these advanced wireless services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Our failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless products and services, would slow revenue growth and have a material adverse effect on our business and financial condition.

We expect to experience significant change in the wireless communications industry.

      The wireless communications industry is experiencing significant technological change. This includes the increasing pace of digital upgrades to existing wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user needs and preferences. There is also uncertainty as to the pace and extent that consumer demand for wireless services will continue to increase, as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of our industry remain uncertain.

There is no guarantee that our third generation technology will be competitive or compatible with other technologies.

      The deployment of EDGE technology may not be competitive or compatible with other technologies. We also expect to develop a Universal Mobile Telecommunications System, or UMTS, technology based network that will supplement our GSM/ GPRS-EDGE networks. While we and other U.S. and international operators have selected these technologies as an evolutionary step from our current and future networks, there are other competing technologies that are being developed and implemented in both Canada and other parts of the world. None of the competing technologies is directly compatible with each other. If the third generation technology that gains the most widespread acceptance is not compatible with our networks, competing services based on such alternative technology may be preferable to subscribers and our business may be materially adversely affected.

We may encounter difficulties with respect to the continued development of third generation network technology.

      We are currently pursuing our strategy to transition our technology network to third generation technology with enhanced digital voice and data transmission capabilities. In order to implement this transition successfully:

•	network technology developers must complete the refinement of third generation network technologies, specifically EDGE and UMTS, network technologies; and

•	we must complete the implementation of the fixed network infrastructure to support our third generation technologies, which will include design and installation of upgrades to our existing network equipment.

      We cannot assure you that these steps will be completed in the time frame or at the cost we anticipate. Our third generation technology network will rely, in many instances, on new and unproven technology. As with any new technology, there is a risk that the new technology we have chosen for our network will not perform as expected, that we may be unable to integrate the new technology with our current technology and that we may be unable to deliver next generation services in a cost-effective manner. The occurrence of any of these difficulties could delay the development of our network, which could materially adversely affect our business.

We are highly dependent upon our information technology systems and the inability to enhance our systems or a security breach or disaster could have an adverse impact on our financial results and operations.

      The day-to-day operation of our business is highly dependent on our information technology systems. An inability to enhance our information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

      In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Approximately 1,400 of our employees and critical elements of our network infrastructure and information technology systems are located at our corporate offices in Toronto. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, our operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

We are dependent on infrastructure and handset vendors, which could impact the quality of our services or impede network development and expansion.

      We have relationships with a small number of essential network infrastructure and handset vendors, over which we have no operational or financial control and only limited influence in how they conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, or fail to develop and deliver handsets that satisfy our customers’ demands, this could have a negative impact on our business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of our service or impede network development and expansion.

We have substantial capital requirements and intend to make substantial capital expenditures, and we may not be able to obtain sufficient financing to execute our business strategy.

      The operation of our wireless communications network, the marketing and distribution of our products and services, the continued evolution of network technologies and the addition of network capacity will continue to require substantial capital resources. We currently expect capital spending in 2004 to range from $400.0 million to $425.0 million. The actual amount of capital required to finance our operations and network development may vary materially from our estimates. We may not generate or have access to sufficient capital to fund these future requirements. If we cannot obtain additional financing when needed, we will have to delay, modify or abandon some of our plans to construct our third generation network. This could slow our growth and negatively impact our ability to compete in the wireless communications industry.

A change in foreign ownership legislation could increase competition which could reduce our market share or decrease our revenue.

      We could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licenses. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licenses or of a holder of wireless licenses. The entry into the market of such companies with significantly greater capital resources than we have could reduce our market share and cause our revenues to decrease.

The implementation of wireless local number portability in Canada could create significant costs for us and increase churn.

      Over the past several years, certain countries in Europe and Asia have implemented wireless local number portability, or LNP. In November 2003, as mandated by the U.S. government, the U.S. wireless industry began the implementation of wireless LNP. This involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of wireless LNP systems and capabilities represents significant costs for the carriers in a country to deploy. There has been no regulatory mandate for the implementation of wireless LNP in Canada; however, if wireless LNP were to be required, this would require the carriers, including us, to incur implementation costs which could be significant and once implemented could cause an increase in churn among Canadian wireless carriers.

Our business is subject to various government regulations that could adversely affect our business or increase costs or competition.

      The licensing, construction and operation of wireless communications systems in Canada are subject to the licensing requirements and oversight of Industry Canada. In addition, various aspects of wireless communications operations, including our ability to enter into interconnection agreements with traditional wireline telephone companies, are subject to regulation by the Canadian Radio-television and Telecommunications Commission, or CRTC. Any of the government agencies having jurisdiction over our business could adopt regulations or take other actions that could materially adversely affect our business and operations, including actions that could increase competition or that could increase our costs.

      Industry Canada grants radio licenses for a specified term. Most of our radio licenses have a five year term and expire in March 2006, although the PCS licenses issued in the 2001 wireless spectrum auction have a ten year term. Industry Canada has placed conditions on the maintenance of our licenses and has the authority at any time to modify these licensing conditions to the extent necessary to ensure the efficient and orderly development of radio communication facilities and services in Canada. Industry Canada may decide not to renew our licenses when they expire and any failure by us to comply with the conditions on the maintenance of our licenses could result in a revocation or forfeiture of any of our licenses or the imposition of fines by Industry Canada. See the section entitled “Business — Regulation” for a more detailed description of the regulatory environment affecting our business.

Contribution rate increases could adversely affect our results of operations.

      We are required to make payments equal to an annual percentage of adjusted revenues in accordance with the CRTC’s revenue-based contribution scheme. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.1% as both the final rate for 2003 and the interim rate for 2004. We cannot anticipate the final rate for 2004 or the rates for future years. The fee increase we charge our subscribers to recover the cost of the increased contribution levy may result in a significant number of our subscribers deciding to deactivate their service and may make it difficult for us to attract new subscribers, particularly if some or all of our competitors do not increase their fees or do not increase them to the same extent as we do, and could materially adversely affect our business.

Third generation spectrum allocation could increase our costs and create a significant capital funding requirement.

      Industry Canada has released a proposed policy regarding third generation spectrum allocation and has indicated that a third generation spectrum auction may occur in the 2005 to 2006 timeframe. The spectrum frequency range for third generation has not been fully resolved, but we believe that it will likely bear a close resemblance to the U.S. allocation. We do not know how much the cost of acquiring such spectrum in the proposed auction will be or when it will occur. We could face a significant capital funding requirement in connection with this proposed auction.

Restrictions on the use of wireless handsets while driving may reduce subscriber usage.

      Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones while driving was implemented in Newfoundland in April 2003, which permits the use of hands-free devices. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause a material adverse effect on our business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have a material adverse effect on our business.

Concerns about radio frequency emissions may adversely affect our business.

      Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. We are unable to predict the nature or extent of any such potential restrictions.

We are indirectly controlled by RCI, which may lead to conflicts of interest.

      We are a wholly owned subsidiary of RWCI. RWCI currently has outstanding Class A Multiple Voting Shares, which are entitled to ten votes per share, and Class B Restricted Voting Shares, which are entitled to one vote per share. RWCI’s articles of incorporation provide that holders of its Class A Multiple Voting Shares are entitled to elect 13 of the 16 directors to RWCI’s board of directors. RCI, which, as of March 31, 2004, beneficially owned approximately 55.5% of the total equity of RWCI and holds approximately 67.4% of the aggregate voting power of RWCI, has agreed to vote for four directors nominated by JVII, an affiliate of AT&T Wireless, to RWCI’s board of directors. Accordingly, RCI can, without the approval of RWCI’s other shareholders:

•	elect 13 of 16 directors, 4 of whom are nominees of JVII, to RWCI’s board of directors;

•	cause RWCI to appoint individuals who are employees of or control RCI to our Board of Directors; and

•	otherwise control the outcome of virtually all matters submitted to our shareholders or the shareholders of RWCI for a shareholder vote.

      RCI, as the controlling shareholder of RWCI, and the directors, officers and employees of RCI and its other subsidiaries who are our directors and officers, are in positions involving the possibility of conflicts of interest with respect to various transactions concerning us. Any such conflicts may not be resolved in our favor. In order to reduce the possibility that any conflicts of interest arise, RCI and RWCI have entered into a business areas and transfer agreement that attempts to allocate wireless communications opportunities to RWCI. For a complete description of this agreement and the other agreements among RCI, RWCI and us, see the section entitled “Certain Transactions and Relationships — RCI Arrangements”.

      The sale of the interest in RWCI held by AT&T Wireless or a change in our relationship with AT&T Wireless could adversely impact our operations.

      As announced on April 28, 2004 and consistent with the RWCI Shareholders Agreement, RCI received notice on April 28, 2004 from AT&T Wireless that AT&T Wireless intends to explore options to divest its 48.6 million share ownership interest in RWCI, as represented by its holding of 27.6 million Class A Multiple Voting shares and 20.9 million Class B Restricted Voting shares of RWCI that are held by JVII. On May 20, 2004, RCI announced that it did not reach an agreement during the 21-day exclusive negotiation period, which ended May 19, 2004, to acquire AT&T Wireless’ interest in RWCI. If RCI purchases AT&T Wireless’ ownership interest in RWCI, RCI may raise capital through us or RWCI to finance all or any portion of the purchase, which could adversely impact our liquidity, financial condition or results of operations. A change in our relationship with AT&T Wireless relationship also could result in changes to, including the termination of, our agreements with AT&T Wireless, which could cause us to enter into agreements with other companies on less favorable terms. For a more complete discussion of our relationship with AT&T Wireless, see the section entitled “Certain Transactions and Relationships — AT&T Wireless Arrangements.”

We may experience adverse effects due to exchange rate and interest rate fluctuations.

      Nearly all our business is transacted in Canadian dollars. Accordingly, we are exposed to foreign exchange risk on our U.S. dollar denominated debt, including the notes and some of our other existing indebtedness. The exchange rate between Canadian dollars and U.S. dollars, although historically less volatile than those of certain other foreign currencies, has varied significantly over the last five years. See the section entitled “Exchange Rate Data”. Foreign exchange and interest rate fluctuations may materially adversely affect our financial performance or results of operations. For a more complete discussion on the impact of exchange rate and interest rate fluctuations on our financial performance or results of operations, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Interest Rate and Foreign Exchange Management”.

We could lose our wireless licenses if we, RCI or RWCI fail to comply with governmental limits on non-Canadian ownership and control.

      Our wireless licenses include a condition requiring us to comply with the ownership restrictions of the Telecommunications Act (Canada), the legislation that governs the provision of telecommunications services in Canada by telecommunications service providers. This condition provides that:

•	a minimum of 80% of the issued voting shares of a licensed carrier company, such as us, must be owned and controlled by Canadians;

•	a minimum of 80% of the members of the board of directors of a licensed carrier company must be Canadians;

•	a parent corporation of a licensed carrier company, such as RCI and RWCI, must have at least 66 2/3% of its voting shares owned and controlled by Canadians; and

•	neither a licensed carrier nor its parent corporation may be otherwise controlled in fact by non-Canadians.

      Under the Radiocommunication Act (Canada), the legislation that governs the licensing and use of radio frequency spectrum in Canada, our eligibility to hold our wireless licenses is subject to the requirement that:

•	no more than 20% of our voting shares, and no more than 33 1/3% of the voting shares of RCI or RWCI, may be held by non-Canadians; and

•	neither we nor RCI or RWCI may be otherwise effectively controlled by non-Canadians.

      We are currently in compliance with all of these Canadian ownership and control requirements. However, to the extent that these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of our wireless licenses.

Risks Related to the Notes

There is no assurance of adequate collateral for the notes and the collateral may be released in the future if a number of conditions are met.

      The notes initially will be secured by a trust bond issued under a deed of trust and pledged to the trustee under the indenture. We have in the past issued other bonds under the deed of trust to secure our other senior secured indebtedness. In addition, we may, in the future, issue additional trust bonds to secure additional senior secured debt. All bonds issued under the deed of trust, including the trust bond issued to secure the notes, are ratably secured by a security interest in substantially all of our assets and the assets of any of our restricted subsidiaries. This security interest is subject to various permitted prior liens. See the section entitled “Description of Collateral for Notes”. In the case of an event of default that ultimately results in the notes becoming due and payable prior to their maturity, there can be no assurance that adequate collateral will exist under the deed of trust to ensure such payment in full, especially if there is a concurrent event of default with respect to our other senior secured indebtedness.

      If there is no other indebtedness secured by bonds issued under the deed of trust and our notes have investment grade ratings from at least two of the following three rating agencies, Standard & Poor’s, Moody’s and Fitch IBCA, we may, at our option, permanently release the collateral for the notes and the notes will be senior unsecured obligations and will rank equally with all our other existing and future senior unsecured debt.

The nature of the collateral for the notes may limit the amount that can be realized by secured debt holders in the event of a default.

      Our principal assets consist of transmitters, microwave systems, antennae and electronic transmission receiving and processing accessories and other wireless network equipment and network radio channels. The value of a substantial portion of these assets is derived from the employment of the assets in an integrated wireless communications business. In addition, these assets are highly specialized and, taken individually, can be expected to have limited marketability. Consequently, in the event of a realization of the collateral securing the trust bond and other bonds issued under the deed of trust, creditors would likely seek to sell our entire business in order to maximize the proceeds realized. Our value as a going concern, however, will depend on the ability to transfer our wireless licenses. Any such transfer requires the approval of Industry Canada. It is uncertain whether we or our creditors would be able to obtain regulatory approval for the transfer of individual wireless licenses.

      In addition, in light of legislation restricting foreign ownership of holders of wireless licenses and Canadian regulatory policy governing the ownership of entities in the telecommunications business, both of which may have the effect of limiting the number of potential purchasers of our business, an enforcement action by the trustee under the deed of trust which involves a change in control or ownership of us may be limited or restricted. We have been advised by our Canadian counsel that under relevant Canadian law it is uncertain whether our licenses may be made subject to a security interest under the deed of trust, although Industry Canada has stated that its policy will be to approve transfers of the wireless licenses awarded in the 2001 wireless spectrum auction, provided specific conditions are met. Our Canadian counsel further advised us that, even if our licenses could be made subject to a security interest under the deed of trust, the security interest would not limit the regulatory authority of Industry Canada with regard to transfers of the licenses.

      The effect of these regulatory restrictions may be a delay in realization under the deed of trust and, by effectively limiting the number of potential purchasers of our business, to reduce the price obtained in the event of a realization. As a result, these restrictions may materially reduce the recovery by our secured creditors, including the holders of the notes.

There is no public market for the notes.

      The notes will be new securities for which there currently is no market. Although the initial purchasers of the old notes have informed us that they currently intend to make a market in the old notes and, if issued in connection with this exchange offer, the new notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any market for the old notes and, if issued in connection with this exchange offer, the new notes. We do not intend to apply for listing of the old notes or, if issued in connection with this exchange offer, the new notes.

If you do not exchange your old notes, they may be difficult to resell.

      It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will remain subject to the restrictions on transfer provided for in Rule 144 under the

Securities Act. These restrictions on transfer of your old notes exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, absent registration under or exemption from the Securities Act, your transfer of old notes will continue to be restricted by the resale limitations of Rule 144 and applicable state securities laws. We do not intend to register the old notes under the Securities Act.

      Unless you are an affiliate of us within the meaning of Rule 405 under the Securities Act, you may offer for resale, resell or otherwise transfer new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you acquired the new notes in the ordinary course of business and have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offer. If you tender your old notes for the purpose of participating in a distribution of the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

Risks Related to Our Substantial Indebtedness

We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations under the notes.

      As of March 31, 2004, the amount of our senior and total outstanding debt was $2,082.1 million. See the sections entitled “Capitalization” and “Description of Other Indebtedness” for a description of our indebtedness. Our substantial debt may have important consequences to you. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the notes;

•	require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, including the notes, which will reduce funds available for other business purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

      Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

Restrictions in our amended bank credit facility and our other debt instruments may limit our activities.

      Our amended bank credit facility and the terms of our other outstanding indebtedness impose restrictions on our operations and activities, including restrictions on our ability to:

•	incur additional debt;

•	create liens;

•	pay dividends or make other restricted payments;

•	make asset sales;

•	enter into transactions with affiliates;

•	make investments;

•	merge or consolidate with any other person; and

•	make capital expenditures.

These restrictions on our operating flexibility may limit our ability to execute our business strategy. Some of these restrictions will not apply when our outstanding indebtedness has investment grade ratings from at least two of the following three rating agencies: Standard & Poor’s, Moody’s and Fitch IBCA.

      We are also required to meet specified financial ratios under the terms of our amended bank credit facility. Our ability to comply with these financial covenants will be dependent on our future performance, which will be subject to prevailing economic conditions and other factors, including factors beyond our control such as foreign exchange rates, interest rates, changes in technology and changes in the level of competition. A failure to comply with any of these restrictions or covenants when they apply may result in an event of default under a particular debt instrument, which could permit acceleration of the debt under that instrument and in some cases the acceleration of debt under other instruments that contain cross acceleration provisions. In an event of default, or in the event of a cross-acceleration, we may not have sufficient funds available to make the required payments under our indebtedness.

We may be unable to purchase the notes upon a change in control.

      If we experience a change in control and the notes experience a credit rating decline, as each is defined in the indenture governing the notes, we will be required to offer to purchase the notes in cash at a price equal to 101% of the principal amount of the notes plus accrued interest to the date of purchase. See the section entitled “Description of Notes — Change in Control”. A change in control and a credit rating decline under the terms of the notes is likely to correspond with a change in control and a credit rating decline under the terms of our existing senior secured notes, which would require us to make a similar offer to purchase with respect to those notes. In addition, a change in control will constitute an event of default under our amended bank credit facility. In the event of a change in control and a credit rating decline, we may not have sufficient funds to purchase all of the notes and all of our existing senior secured notes, and to repay the amounts outstanding under our amended bank credit facility.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      The exchange offer will give holders of old notes the opportunity to exchange the old notes, which were issued on February 20, 2004, for new notes that have been registered under the Securities Act. The new notes will have terms substantially identical in all material respects to, and will evidence the same indebtedness as, the old notes except that the new notes will have been registered under the Securities Act and will be issued free from any covenant requiring registration, including terms providing for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

Resale of New Notes

      We believe that new notes issued in connection with the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any holder of new notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act if:

•	the holder is not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the new notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the new notes.

      Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.

      This prospectus may be used for an offer to resell, resale or other retransfer of new notes. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read the section entitled “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $1,000. The new notes will be delivered on the earliest practicable date following the exchange date.

      The form and terms of the new notes will be identical to the form and terms of the old notes except that the new notes will have been registered under the Securities Act and will be issued free from any covenant requiring registration, including terms providing for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates, and the new notes will not bear legends restricting their transfer.

      The new notes will evidence the same debt as the old notes. The new notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, the old notes and the new notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see the section entitled “Description of Notes”.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

      As of the date of this prospectus, US$750.0 million aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the new notes.

      We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the new notes from us and delivering the new notes to their holders. The exchange agent will make the exchange promptly on the date of acceptance for exchange of the old notes. This exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the subsection entitled “— Conditions”.

      Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the subsection entitled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the Exchange Offer; Extensions; Amendments

      The exchange offer will expire at 5:00 p.m., New York City time, on June 28, 2004. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

      In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

      Despite any other term of the exchange offer, we will not be required to accept for exchange any old notes and we may terminate or amend the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which would reasonably be expected to impair our ability to proceed with the exchange offer;

•	there has been adopted or enacted any law, statute, rule or regulation which would reasonably be expected to impair our ability to proceed with the exchange offer;

•	there has been declared by U.S. federal, New York state or Canadian federal authorities a banking moratorium which would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	trading generally in the U.S. or Canadian over-the-counter market has been suspended by order of the SEC, any securities commission or securities regulatory authority in Canada or any other governmental authority and such suspension would reasonably be expected to impair our ability to proceed with the exchange offer.

      We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under the subsections entitled “— Purpose and Effect of the Exchange Offer”, “— Procedures for Tendering” and “Plan of Distribution”; and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to their holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement, we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement.

      These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

      We will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

      Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

      In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal;

•	the exchange agent must receive, before expiration of the exchange offer, a properly transmitted agent’s message and a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the subsection entitled “— Exchange Agent” before expiration of the exchange offer. To receive confirmation of a valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the subsection entitled “— Exchange Agent”.

      The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the old notes held by the holder, that tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

      The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

      If the letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

      A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Rule 17Ad-15 under the Exchange Act describes eligible guarantor institutions as banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

      Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation that old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

      Holders should receive a copy of the letter of transmittal with this prospectus. A holder may obtain additional copies of the letter of transmittal from the exchange agent’s offices listed under the subsection entitled “— Exchange Agent”. By signing the letter of transmittal, each tendering holder of old notes will represent to us that, among other things:

•	any new notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the new notes;

•	if the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those new notes (see the section entitled “Plan of Distribution”); and

•	the holder is not an “affiliate” as defined in Rule 405 of the Securities Act, of us or if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-entry Transfer

      The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry transfer of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tender Offers

      Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which may be by facsimile transmission or letter, at one of the addresses set forth below under the subsection entitled “— Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

      If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the applicable DTC procedures.

      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under the subsection entitled “— Procedures for Tendering” above at any time on or before expiration of the exchange offer.

      A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the subsection entitled “— Exchange Agent”.

Exchange Agent

      JPMorgan Chase Bank has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

By Mail, Hand Delivery or Overnight Courier:

JPMorgan Chase Bank
ITS Bond Events
2001 Bryan Street, 9th Floor
Dallas, TX 75201
Attention: Frank Ivins

By Facsimile Transmission:

(214) 468-6494
Attention: Frank Ivins

For Information or Confirmation by Telephone:

(212) 468-6464

      Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by facsimile, telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees; and

•	printing and mailing costs.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

      If satisfactory evidence of payment is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

      We will record the new notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, as reflected in our accounting records as of the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Others

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire old notes in open-market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive the old notes in like principal amount. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness or capital stock.

      Approximately US$734.7 million of the approximately US$741.9 million net proceeds received by us on February 20, 2004 from the sale of the old notes was used, on March 26, 2004, to redeem the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount of our 8.80% Senior Subordinated Notes due 2007 and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008, together with related aggregate redemption premiums of US$26.3 million. The balance of approximately US$7.2 million was used for general corporate purposes.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of March 31, 2004 on an actual basis. This table should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003 and our unaudited consolidated financial statements for the three months ended March 31, 2004, in each case, together with the notes thereto.

March 31, 2004(1)

(in thousands of dollars)
Bank advances, arising from outstanding cheques	$4,373

Long-term debt
Senior debt
Amended bank credit facility(2)	$68,500
Notes offered hereby(3)	982,875
Secured Notes due 2006	160,000
Secured Notes due 2011	642,145
Secured Debentures due 2016	202,997
Other senior debt(4)	25,570

Sub-total senior debt	2,082,087
Current portion of long-term debt	(2,460)

Total long-term senior debt	2,079,627

Total long-term debt	2,079,627

Shareholder’s equity
Capital Stock
Authorized
Unlimited Class A Preferred Shares
Unlimited Class B Preferred Shares
Unlimited Class A Common Shares
Issued
1,603,628 Class A Common Shares	1,846,885
Contributed surplus	3,526
Deficit	(1,409,671)

Total shareholder’s equity	440,740

Total capitalization	$2,520,367

(1)	For the purposes of the capitalization table, all U.S. dollar amounts have been translated into Canadian dollars based on the noon rate of exchange as reported by the Bank of Canada on March 31, 2004 of US$1.00 = Cdn$1.3105.

(2)	Our amended bank credit facility provides for total commitments of up to $700.0 million on a secured basis, subject to compliance with, among other things, certain financial covenants. As of March 31, 2004, under our most restrictive financial covenants, we could have incurred $1,677.6 million of additional debt, $631.5 million of which could have been borrowed under our amended bank credit facility. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”. See Note 8 to our audited consolidated financial statements, Note 2 to our unaudited consolidated financial statements for the three months ended March 31, 2004 and the section entitled “Description of Other Indebtedness” for a description of our long-term debt.

(3)	The principal amount of the old notes expressed in Canadian dollars is $982.9 million. Approximately US$734.7 million of the approximately US$741.9 million net proceeds received by us on February 20, 2004 from the sale of the old notes was used on March 26, 2004 to redeem the US$196.1 million principal amount of our 8.30% senior secured notes due 2007, the US$179.1 million principal amount of our 8.80% senior subordinated notes due 2007 and the US$333.2 million principal amount of our 9 3/8% senior secured debentures due 2008, together with related aggregate redemption premiums of US$26.3 million.

(4)	Other long-term debt includes a $23.0 million mortgage and $2.6 million in capital leases.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following data should be read in conjunction with our audited consolidated financial statements, the notes related to those financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The selected data for and as of the end of each of the five years ended December 31, 2003 is derived from our audited consolidated financial statements which have been audited by KPMG LLP, Chartered Accountants, whose report on the audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 is included in this prospectus. The selected data for and as of the end of each of the three month periods ended March 31, 2003 and 2004 are derived from our unaudited consolidated financial statements for such periods which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year. The information in the following tables has been reclassified to reflect the retrospective application of new accounting policies, which resulted in the revised classification of certain items of revenue and expense, as described in notes (2) and (11) to the tables, respectively.

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands of dollars, except per share amounts)
AMOUNTS UNDER CANADIAN GAAP(1)
Statement of Income Data:
Operating revenue(2)
Postpaid (voice and data)(11)	$1,171,471	$1,350,587	$1,464,423	$1,628,095	$1,911,073	$432,834	$513,077
Prepaid	23,849	42,530	71,068	91,151	91,255	21,121	24,566
One-way messaging	51,793	55,992	43,632	35,238	27,565	7,432	6,386

Network revenue(11)	1,247,113	1,449,109	1,579,123	1,754,484	2,029,893	461,387	544,029
Equipment sales(11)	107,252	95,774	61,766	137,030	177,901	35,731	48,812

Total(11)	1,354,365	1,544,883	1,640,889	1,891,514	2,207,794	497,118	592,841
Cost of equipment sales(11)	226,730	261,274	236,313	296,794	380,771	73,638	91,241
Sales and marketing expenses(11)	227,131	256,265	259,561	328,884	361,998	82,846	86,627
Operating, general and administrative expenses(11)	478,170	616,420	733,070	738,149	737,400	184,824	195,316
Management fees(3)	9,851	10,374	10,684	11,006	11,336	2,834	2,919
Other(4)	—	—	—	(12,331)	—	—	—
Depreciation and amortization	280,900	330,545	382,608	457,133	518,599	119,124	116,498

Operating income	131,583	70,005	18,653	71,879	197,690	33,852	100,240
Interest expense, net	161,804	128,040	184,330	195,150	193,607	48,044	55,356
Foreign exchange loss (gain)	(44,411)	22,992	35,086	(6,410)	(135,242)	(52,289)	24,376
Loss (gain) on repayment of long-term debt	41,261	—	—	(30,997)	—	—	2,313
Change in the fair value of derivative instruments	—	—	—	—	—	—	18,900
Other expense (income), net	32,770	577	(2,147)	(224)	(932)	124	(1,037)

Income (loss) before income taxes	(59,841)	(81,604)	(198,616)	(85,640)	140,257	37,973	332
Income taxes (recovery)(5)	(69,946)	4,524	6,945	5,258	2,374	1,378	1,319

Net income (loss) for the period	$10,105	$(86,128)	$(205,561)	$(90,898)	$137,883	$36,595	$(987)

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands of dollars, except per share amounts)
Basic and diluted earnings (loss) per share	$6.87	$(92.75)	$(128.66)	$(56.67)	$85.96	$22.82	$(0.62)
Deficiency of earnings available to cover fixed charges(6)	$59,841	$81,604	$198,616	$85,640	$—	$—	$—
Ratio of earnings to fixed charges(6)	—	—	—	—	1.67	1.73	1.01
Pro forma ratio of earnings to fixed charges(6)					1.72		1.01

						As at
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(in thousands of dollars, except per share amounts)
Balance Sheet Data (at year end):
Property, plant and equipment, net	$1,778,545	$1,972,110	$2,252,328	$2,371,133	$2,299,919	$2,314,820
Goodwill	12,040	9,549	7,058	7,058	7,058	7,058
Total assets	2,156,507	2,385,829	3,048,556	3,176,663	3,107,343	3,138,008
Senior debt(7)(8)	1,103,482	1,121,213	1,963,274	2,077,200	1,978,160	2,082,087
Total debt(7)(8)	1,553,536	1,869,981	2,355,683	2,410,075	2,209,603	2,082,087
Inter-company deeply subordinated debt(10)	963,889	963,889	—	—	—
Shareholder’s equity (deficiency)	(772,832)	(865,583)	302,226	211,328	440,452	$440,740
Additions to property, plant and equipment(13)	400,959	525,993	654,457	564,552	411,933	130,887

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands of dollars, except per share amounts)
AMOUNTS UNDER U.S. GAAP(1)
Statement of Income Data:
Revenue(2)(11)	$1,354,365	$1,544,883	$1,640,889	$1,891,514	$2,207,794

Operating income (loss)	$115,681	$52,770	$(7,570)	$72,607	$197,698
Interest expense, net	161,804	124,785	168,496	188,689	187,914
Other expense (income), net	(12,807)	25,807	8,412	(125,752)	(33,387)

Income (loss) before income taxes	(33,316)	(97,822)	(184,478)	9,670	43,171
Income taxes(5)	4,518	4,524	6,945	5,258	2,374

Net income (loss) for the period	$(37,834)	$(102,346)	$(191,423)	$4,412	$40,797

Basic and diluted earnings (loss) per share	$(41.07)	$(108.96)	$(119.85)	$2.75	$25.43
Deficiency of earnings available to cover fixed charges(6)	$33,316	$100,874	$198,815	$—	$—
Ratio of earnings to fixed charges(6)	—	—	—	1.03	1.19
Pro forma ratio of earnings to fixed charges(6)					1.23
Balance Sheet Data (at year end):
Property, plant and equipment, net	$1,773,319	$1,972,173	$2,267,223	$2,390,241	$2,321,752
Goodwill	572,445	550,685	528,925	528,925	528,925
Total assets	2,711,606	2,927,028	3,603,893	3,827,310	3,660,904
Senior debt(9)	1,173,980	1,220,332	2,134,040	2,194,908	1,841,696
Total debt(9)	1,624,034	1,969,100	2,526,449	2,527,783	2,073,139
Inter-company deeply subordinated debt(10)	963,889	963,889	—	—	—
Shareholder’s equity (deficiency)	$(215,420)	$(324,384)	$857,563	$861,975	$994,013

(1)	In certain respects, Canadian GAAP differs from U.S. GAAP. Accordingly, certain line items with respect to Statement of Income Data and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

(2)	In 2001, revenue was restated to record gross roaming revenue in accordance with recent accounting guidance and industry practice. Subscriber roaming expenses are now reported as operating expenses. Previously, these expenses and the associated revenue generated from such roaming services were netted against one another and recorded in revenue. As a result, revenue for the years ended December 31, 1999, 2000 and 2001 was increased by approximately $66.8 million, $107.0 million and $109.4 million, respectively, and operating, general and administrative expenses have increased by the same amounts. Operating income for all periods presented is unaffected by the change. All references to revenue and operating, general and administrative expenses reflect this change. In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous periods’ subscriber and revenue categories have been reclassified to conform to this current presentation. We now report subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, as discussed in note 11 below, further changes to the classification of revenues and expenses were made effective January 1, 2004. All periods presented have been restated with the impacts outlined in note 11. These enhancements to the classification of revenue categories had no impact on the reported total revenues, expenses or operating income in the current or previous periods.

(3)	We are a party to a management services agreement with RCI and RWCI, under which RCI provides finance, treasury, legal, regulatory, administrative and strategic planning services to us in exchange for a fee. The fee per year is the greater of $8.0 million per year (adjusted for changes in the Canadian consumer price index from January 1, 1991) and an amount agreed to by RCI and the independent directors serving on the Audit Committee of RWCI under guidelines specified in the management services agreement. In addition, for services not specifically covered under the management services agreement, the fee is generally equal to RCI’s cost. For a more complete discussion, see the section entitled “Certain Transactions and Relationships — RCI Arrangements — Management Services Agreement”.

(4)	During 2000, we recorded a recovery related to the change in estimates of sales tax and CRTC contribution liabilities.

(5)	During 1999, we completed a transaction with RCI which resulted in our realizing a gain for income tax purposes and the utilization of a number of our income tax loss carry forwards to offset this gain. As consideration for the utilization of our tax loss carry forwards, RCI paid us $74.5 million, which was recorded as a reduction of income tax expense under Canadian GAAP. For U.S. GAAP purposes, the amount received was recorded as a capital contribution within shareholder’s equity. This transaction was reviewed and approved by an independent committee of our Board of Directors.

(6)	For purposes of calculating the ratio of earnings to fixed charges and the deficiency of earnings available to cover fixed charges, (i) earnings or deficiencies consist of earnings (loss) before income taxes plus fixed charges during the year and (ii) fixed charges consist of interest expense (before deducting capitalized interest) on all debt, amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). After giving effect to the issuance of the notes and the application of the net proceeds thereof, we would have a pro forma ratio of earnings to fixed charges under Canadian GAAP as indicated for the year ended December 31, 2003 and for the three months ended March 31, 2004 and under U.S. GAAP as indicated for the year ended December 31, 2003. The pro forma ratio of earnings to fixed charges under Canadian GAAP as indicated for the year ended December 31, 2003 and for the three months ended March 31, 2004 and under U.S. GAAP as indicated for the year ended December 31, 2003 includes an estimate by us of the foreign exchange rate.

(7)	Total debt includes long-term debt and all inter-company subordinated debt but does not include inter-company deeply subordinated debt. The following table sets forth, for the periods indicated, our outstanding inter-company subordinated debt owing to RCI and RWCI:

						As at
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(in thousands of dollars)
Inter-company subordinated debt owing to RCI	$—	$284,450	$—	$—	$—	$—
Inter-company subordinated debt owing to RWCI	139,744	141,775	50,000	50,000	—	—

Total inter-company subordinated debt	$139,744	$426,225	$50,000	$50,000	$—	$—

In July 2003, we issued 10 Class A Common Shares to RWCI for consideration of $91.2 million, comprised of the set-off of the $50.0 million inter-company subordinated debt owing to RWCI, the set-off of an aggregate $32.9 million of inter-company amounts payable to RWCI and $8.3 million paid in cash.

Our inter-company deeply subordinated debt, all of which was owed to RWCI, is excluded from total debt because under the terms of our outstanding indebtedness all payments on inter-company deeply subordinated debt are restricted payments, treated in the same manner as dividends on our common shares.

Reconciliation of Long-Term Debt to Total and Senior Debt

						As at
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(in thousands of dollars)
Long-term debt as per consolidated financial statements(8)	$1,413,792	$1,443,756	$2,305,683	$2,360,075	$2,209,603	$2,082,087
Inter-company subordinated debt as shown above	139,744	426,225	50,000	50,000	—	—

Total debt	1,553,536	1,869,981	2,355,683	2,410,075	2,209,603	2,082,087
Inter-company subordinated debt(8)	(139,744)	(426,225)	(50,000)	(50,000)	—	—
Senior subordinated notes	(310,310)	(322,543)	(342,409)	(282,875)	(231,443)	—

Senior debt	$1,103,482	$1,121,213	$1,963,274	$2,077,200	$1,978,160	$2,082,087

(8)	Effective January 1, 2004, we discontinued treating our cross-currency interest rate exchange agreements as hedges for accounting purposes. Accordingly, total debt and senior debt presented as of March 31, 2004 do not include the effect of our cross-currency interest rate exchange agreements. Refer to note 1(b) to the Consolidated Financial Statements for the three months ended March 31, 2004.

(9)	Under U.S. GAAP, the derivative financial instruments, which are used for risk management purposes and include cross-currency interest rate exchange agreements, are recorded at their fair value. Accordingly, for U.S. GAAP purposes, long-term debt balances are recorded at the balance sheet date rate of exchange.

(10)	On August 16, 1999 we issued to RWCI inter-company deeply subordinated debt in the principal amount of $963.9 million in exchange for RWCI advancing to us $963.9 million, representing the net proceeds received by RWCI from the investment in RWCI by JVII in August 1999. This amount was repaid in 2001 using the proceeds from the issuance of our Class A Common Shares to RWCI.

(11)	As a result of retroactively adopting new Canadian accounting standards, including Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables” and Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles”, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, we made the following changes to our classification of certain revenue and expense items:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber. Equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004	2003

	(in thousands of dollars)
Postpaid (voice and data) revenue:
As previously reported	$1,164,670	$1,338,988	$1,457,143	$1,632,874	$1,920,993	$515,494	$434,426
As reclassified	1,171,471	1,350,587	1,464,423	1,628,095	1,911,073	513,077	432,834
Network revenue:
As previously reported	1,240,312	1,437,510	1,571,843	1,759,263	2,039,813	546,446	463,007
As reclassified	1,247,113	1,449,109	1,579,123	1,754,484	2,029,893	544,029	461,387
Equipment sales:
As previously reported	178,267	201,594	181,302	206,664	242,390	52,952	46,872
As reclassified	107,252	95,774	61,766	137,030	177,901	48,812	35,731
Total operating revenue:
As previously reported	1,418,579	1,639,104	1,753,145	1,965,927	2,282,203	599,398	509,879
As reclassified	1,354,365	1,544,883	1,640,889	1,891,514	2,207,794	592,841	497,118

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004	2003

	(in thousands of dollars)
Cost of equipment sales:
As previously reported	182,181	202,827	181,017	209,948	244,479	51,860	48,371
As reclassified	226,730	261,274	236,313	296,794	380,771	91,241	73,638
Sales and marketing expenses:
As previously reported	302,531	367,460	399,855	462,784	522,716	118,784	112,881
As reclassified	227,131	256,265	259,561	328,884	361,998	86,627	82,846
Operating, general and administrative expenses:
As previously reported	511,533	657,893	760,328	765,508	787,383	209,110	192,817
As reclassified	478,170	616,420	733,070	738,149	737,400	195,316	184,824

(12)	Revenue under U.S. GAAP has been reclassified to reflect the items indicated in note 11 above.

(13)	Additions to PP&E, which is a non-GAAP measure, are based on the accrual method. For a more complete discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators — PP&E”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This discussion should be read in conjunction with the audited consolidated financial statements and notes thereto. The financial information presented herein has been prepared on the basis of Canadian GAAP. Please refer to Note 19 to the consolidated financial statements for a summary of differences between Canadian and U.S. GAAP. This discussion, the audited consolidated financial statements and the notes thereto have been reclassified to reflect the retrospective application of Canadian Institute of Chartered Accountants Handbook Section 1100, “Generally Accepted Accounting Principles” and Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables”. The retrospective adoption of these pronouncements resulted in our presentation of a classified balance sheet and the reclassification of the change in non-cash working capital items related to PP&E from operating activities to PP&E expenditures under investing activities. For a more complete discussion, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Standards — GAAP Hierarchy”. The retrospective adoption of these pronouncements also resulted in the reclassification of certain revenue and expense items, which are detailed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Standards — Revenue Recognition”.

      Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

Overview

Company

      We are a leading Canadian wireless communications service provider serving approximately 4.1 million customers at March 31, 2004, including over 3.8 million wireless voice and data subscribers and approximately 231,300 one-way messaging subscribers. We operate both a GSM/GPRS network and a seamless integrated TDMA and analog network. The GSM/GPRS network provides coverage to approximately 93% of Canada’s population. The TDMA and analog network provides coverage to approximately 85% of Canada’s population in digital mode, and approximately 93% of Canada’s population in analog mode. We estimate that our 3.8 million wireless voice and data subscribers represent approximately 13.0% of the Canadian population residing in our coverage area. Subscribers to our wireless services have access to these services throughout the United States through our agreements with AT&T Wireless and other U.S. operators. Our subscribers also have access to international service in over 120 countries, including throughout Europe and Asia, through roaming agreements with other wireless communication providers. We are a wholly owned subsidiary of RWCI. RWCI is a public company, and was 55.5% owned by RCI at March 31, 2004 and 34.1% owned by AT&T Wireless, with the balance publicly held.

Products and Services

      We offer wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, our GSM/GPRS network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, e-mail, digital picture transmission and two-way SMS.

Distribution Network

      We market our services through an extensive national network of over 7,000 dealer and retail locations across Canada, which include approximately 2,500 locations selling subscriptions to service plans, handsets and prepaid cards and an additional approximate 4,500 locations selling prepaid cards. Our nationwide distribution network includes an independent dealer network, Rogers AT&T Wireless stores and kiosks, major retail chains, such as RadioShack Canada Inc., Future Shop Ltd. and Best Buy Canada, and convenience stores. We also offer many of our products and services through a retail agreement with Rogers Video, which is a division of Rogers Cable Inc. (Rogers Cable), a subsidiary of RCI, that had 279 locations across Canada at March 31, 2004. We also offer products and services and customer service on our e-business Web site, www.rogers.com.

Wireless Networks

      We are a facilities-based carrier operating our wireless networks over a broad, national coverage area with an owned and leased fiber-optic and microwave transmission infrastructure. The seamless, integrated nature of our networks enables subscribers to make and receive calls and to activate network features anywhere in our coverage area and in the coverage area of our roaming partners as easily as if they were in their home area.

      In June 2002, we completed the deployment of our digital wireless GSM/GPRS network overlay in the 1900 megahertz frequency bands. This coverage reaches 93% of the Canadian population. During 2003, we also completed the deployment of GSM/GPRS technology operating in the 850 megahertz spectrum across our national footprint, which expanded the network capacity, enhanced the quality of the GSM/GPRS network and enabled us to operate seamlessly between the two frequencies. Our GSM/GPRS network provides high-speed integrated voice and packet data transmission service capabilities.

      In late 2003, we began trials of Enhanced Data Rates for GSM Evolution, or EDGE technology in the Vancouver, British Columbia market. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds available on our network. We have started to deploy EDGE across our national GSM/GPRS network and expect to complete the deployment by July 1, 2004.

      Our integrated wireless networks are operationally seamless in GSM/GPRS digital functionality between the 850 megahertz and 1900 megahertz frequency bands, and between TDMA digital and analog modes at 850 megahertz.

Our Strategy

      We seek to achieve profitable growth within the Canadian wireless communications industry. Our strategy is designed to maximize our cash flow, as defined below, and return on investment. The key elements of our strategy are as follows:

•	focusing on voice and data services that are attractive to youth and small and medium size businesses to optimize our customer mix;

•	delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;

•	increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, calling line ID, text messaging and wireless internet;

•	enhancing our sales distribution channels to increase our focus on youth and business customers;

•	maintaining a technologically advanced, high quality and pervasive network by improving the quality of our GSM/GPRS network and increasing capacity; and

•	leveraging our relationships with the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling and joint sales distribution initiatives as well as cost reduction initiatives through infrastructure sharing.

Key Performance Indicators

      We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts

      We determine the number of subscribers of our services based on active subscribers. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Generally, each telephone number represents one subscriber. Prepaid subscribers are considered active for a period of six months from the date of their last revenue-generating usage.

      In the first quarter of 2003, we introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, we changed our classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous period’s subscriber and revenue categories have been reclassified to conform to this current presentation. We now report subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, we previously reported resale two-way messaging subscribers as individual subscribers. However, with roaming capabilities on data networks, it is increasingly difficult to determine if these resale two-way messaging customers are permanently resident on our data network or are transient roamers temporarily utilizing our network. Accordingly, only those data subscribers that are known to be permanently resident on our network will be treated as subscribers. These enhancements to the classification of subscriber and revenue categories had no impact on the reporting of total revenues, expenses or operating profit, as defined below, in the current or previous periods.

Subscriber Churn

      Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Network Revenue

      Network revenue is total revenue less revenue received from the sale of equipment. The sale of such equipment does not materially affect our operating income as we generally sell equipment to our distributors at a price approximating cost to facilitate competitive pricing at the retail level. Accordingly, we believe that network revenue is a more relevant measure of our ability to increase our operating profit, as defined below.

Average Revenue per User

      The average revenue per user, or ARPU, is calculated on a monthly basis. For any particular month, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly network revenue generated from these customers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps indicate whether we have been successful in attracting and retaining higher usage subscribers.

Operating Expenses

      Operating expenses are segregated into four categories for assessing business performance:

•	cost of equipment sales;

•	sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment) in a subscription-based business and include items such as commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities;

•	operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscription relationships, including retention costs (other than those related to equipment) and inter-carrier payments to roaming partners and long-distance carriers and the Canadian Radio-television and Telecommunications Commission, or CRTC, contribution levy; and

•	management fees paid to RCI.

      In the wireless communications industry in Canada, the demand for services continues to grow and the variable costs, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of our subscriber additions result in fluctuations in sales and marketing expenses.

Cost of Acquisition per Subscriber

      Cost of acquisition per subscriber (“COA”), which is also often referred to in the wireless communications industry as “subscriber acquisition cost” or “cost per gross addition”, is calculated by dividing total sales and marketing expenditures for the period by the total number of gross subscriber activations. Subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. COA, as it relates to a particular activation, generally is in direct proportion to the level of ARPU and term of a subscriber’s contract.

Operating Expense per Subscriber

      Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenditures, plus management fees paid to RCI by the average number of subscribers during the period. Operating expense per subscriber is tracked as a measure of our ability to leverage our operating cost structure across a growing subscriber base, and we believe that it is an important measure of our ability to achieve the benefits of scale as we increase our business.

Operating Profit and Operating Profit Margin

      We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gain (loss) and investment and other income, and the 2002 net recovery related to the change in estimates of sales tax and CRTC contribution liabilities. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in property, plant and equipment (“PP&E”) and allow us to compare our company to our competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

      We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue excludes the impact of the sale of equipment, which is generally sold at a price that approximates cost to facilitate competitive pricing at the retail level. This measure is not a defined term under GAAP.

PP&E

      Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the wireless communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a more direct impact our cash flow, whereas depreciation and amortization are non-cash accounting measures required under GAAP.

      PP&E expenditures included in the Consolidated Statements of Cash Flows comprise the additions to PP&E on a cash basis. The additions to PP&E represent our PP&E on the accrual basis, which are PP&E we actually took title to in the period. Accordingly, for purposes of comparing PP&E outlays, we believe that additions to PP&E on the accrual basis best reflect our cost of PP&E in a period, and provide a more accurate determination for purposes of period-to-period comparisons.

Seasonality

      Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

Recent Wireless Industry Trends

Focus on Customer Retention

      The wireless communications industry’s current market penetration in Canada is approximately 42% of the population, compared to approximately 54% in the United States and approximately 87% in the United Kingdom, and we expect the Canadian wireless industry to grow by 3 to 4 percentage points each year. While this will produce growth, the growth is slowing compared to historical levels. Such slowing growth has been, and will continue, driving the increased focus on customer satisfaction, the sale to customers of new data and voice service features and, primarily, customer retention. Due to legislation in the United States and other countries regarding local number portability and the speculation that this approach will be adopted by Canadian regulators, customer satisfaction and retention will become even more critical in the future.

Demand for Sophisticated Data Applications and Migration to Third Generation Wireless Technology

      The ongoing development of wireless data transmission technologies has led manufacturers to create wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, and other functions. Increased demand for sophisticated wireless services, especially data communications services, has led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of data applications, including Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems. As discussed above, we began trials of EDGE technology in the Vancouver market late in 2003 and have started to deploy EDGE across the remainder of our national GSM/GPRS network with deployment expected to be completed by July 1, 2004.

Development of Additional Technologies

      The development of additional technologies and their use by consumers may accelerate the widespread adoption of third generation, or 3G, digital voice and data networks. One such example is WiFi, which allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. The wireless connection is only effective within a range of approximately 100 meters and at theoretical speeds of up to 54 megabits per second. To address these limitations, WiFi access points must be placed selectively in high-traffic locations where potential customers frequent and have sufficient time to use the service. Technology companies are currently developing additional technologies designed to improve WiFi and otherwise utilize the higher data transmission speeds found in a 3G network. Future enhancements to the range of WiFi service, and the networking of WiFi access points may provide additional opportunities for mobile wireless operators to deploy hybrid high-mobility 3G and limited-mobility WiFi networks, each providing capacity and coverage under the appropriate circumstances.

Overview of Government Regulation and Regulatory Developments

Canadian Radio-television and Telecommunications Commission

      Canadian wireless service providers, including our company, are regulated by the CRTC pursuant to and in accordance with requirements of the Telecommunications Act (Canada), or the Act. Under the Act, the CRTC regulates all telecommunications common carriers in Canada that provide or participate in a communications system, including mobile voice and data and paging service providers.

Industry Canada

      The awarding of spectrum and licenses for mobile voice and data services in Canada is under the jurisdiction of Industry Canada, a department of the Government of Canada. Industry Canada is responsible for telecommunications policy in Canada and has specific jurisdiction under the Radiocommunication Act (Canada) to establish radio licensing policy and award radio licenses for radio frequencies, which are required to operate wireless communications systems.

Restrictions on Non-Canadian Ownership and Control

      Pursuant to the Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as our company, and up to 33 1/3% of the voting shares of a parent company, such as RWCI or RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled by non-Canadians. Similar restrictions are contained under the Radiocommunication Act. In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. Officials from the Heritage and Industry departments will convene to reconcile the two positions. We support the recommendation calling for the removal of foreign ownership restrictions but cannot predict the nature or timing of changes that might result.

Contribution Funding Mechanism

      In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect “contributions” to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunications service providers, including wireless service providers such as our company, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% in 2001 and 1.3% for 2002. In 2003, an interim rate of 1.3% was set and in December 2003 the final rate was reduced to 1.1%, retroactive to January 1, 2003. The interim rate for 2004 has been set at 1.1% and the final rate for 2004 will not likely be set until December 2004. The final rate for 2004 would likely be retroactive to January 1, 2004. Refer to the section above entitled “Risk Factors – Rate increases could adversely affect our results of operations” for further information on the CRTC contribution levy.

Spectrum Fee Assessment Revision

      Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Spectrum fees are currently assessed on a per radio channel basis in the case of 850 megahertz spectrum, and a per site basis for 1900 megahertz spectrum. The new regime proposes an annual cost per megahertz per population for both frequency ranges, and, as a result, fees will be based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. The final rate established by Industry Canada in December 2003 is considerably lower than the rate initially proposed. The new rates came into effect on April 1, 2004. As a result of the new methodology, there is a nominal increase in annual spectrum fees for us that will be phased in over a seven-year period to 2011.

Spectrum License Issues

      Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada has proposed a possible spectrum auction date of 2005 to 2006 for this spectrum. The FCC is expected to auction similar spectrum in the 2004 to 2005 period. We expect that Industry Canada will follow the spectrum allocation of the FCC and will likely proceed with the auction in the 2005 to 2006 timeframe. A final determination on these matters is not expected until late 2004.

Fixed Wireless Spectrum Auction

      Industry Canada announced its intention to auction one block of 30 megahertz of spectrum in the 2300 megahertz band as well as three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3500 megahertz band. The auction commenced on February 9, 2004 and was completed on February 16, 2004. There were over 172 geographic license areas in Canada for each available block. Successful bidders for the spectrum have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expects that the spectrum will be used for point-to-point or point-to-multi-point broadband services. We participated in this spectrum auction and, as a result, have committed to acquire 33 blocks of spectrum in various license areas for an aggregate bid price of $5.9 million.

Competition

      At the end of 2003, the highly competitive Canadian wireless industry had approximately 13.4 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing.

      In the wireless voice and data market, we compete primarily with three other wireless service providers, and we may in the future compete with other companies, including resellers, using existing or emerging wireless technologies such as WiFi or “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.

      In 2003, one of our competitors, Microcell Telecommunications Inc., or Microcell, which operates under the “Fido” brand, restructured its business and financing pursuant to the Companies’ Creditors Arrangement Act (Canada) and has emerged from court protection with a significantly reduced debt load. This recapitalization may permit Microcell to compete in the market more vigorously than it had prior to its restructuring. On May 13, 2004, another one of our competitors, Telus Corporation, announced plans to launch an all-cash bid to acquire all of the issued and outstanding publicly traded shares and warrants of Microcell. On May 20, 2004, the Board of Directors of Microcell announced its recommendation that Microcell security holders not tender their shares and warrants. The Board of Directors based its recommendation on the financial inadequacy of the offer and certain conditions placed on the offer.

      On March 30, 2004, Bell Mobility announced plans to launch mobile voice and data services in Canada through Virgin Mobile Canada, a company jointly owned by Bell Mobility and The Virgin Group. The new company intends to focus on the youth market and will operate under the Virgin Mobile brand.

Intercompany and Related Party Transactions

      From time to time, we enter into agreements with RCI, RCI’s subsidiaries and other related parties that we believe are mutually advantageous to us and our affiliates. In addition, we have entered into a reciprocal roaming arrangement and other agreements related to the marketing and delivery of wireless services with AT&T Wireless, one of RWCI’s significant shareholders.

      Our arrangements with RCI include a management services agreement under which we receive a range of management services, including strategic planning, financial and information technology services. We also maintain contractual relationships with RCI involving other cost sharing and services agreements. In late 2001, RCI began providing customer service call center services thereby expanding the contractual relationships between the companies. In January 2003, RCI began managing the collection of our accounts receivable.

      We are also a party to agreements with Rogers Cable and Rogers Media Inc. (Rogers Media). With Rogers Cable, we have agreed to provide sales and distribution services for certain of the products and services of Rogers Cable. Rogers Cable also distributes our products and services through Rogers Video. With Rogers Media, we purchase advertising at discounted rates.

      We monitor our intercompany and related party agreements to ensure that the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and entry into new contracts.

      See the section entitled “Certain Transactions and Relationships” below.

Critical Accounting Policies

      This Management’s Discussion and Analysis is made with reference to our Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses during the period. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

      We have identified the accounting policies outlined below as critical to our business operations and an understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this Management’s Discussion and Analysis.

      The Audit Committee reviews our accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of our annual financial statements to our Board of Directors. For a detailed discussion on the application of these and other accounting policies, which are reviewed by our Audit Committee, see Note 2 to the Consolidated Financial Statements.

Revenue Recognition

      We consider revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance. Our revenues are categorized into the following types:

•	monthly recurring subscriber fees in connection with wireless services and equipment are recorded as revenue on a pro-rata basis over the month;

•	revenue from the sale of wireless airtime, wireless long-distance and other services are recorded as the services are provided; and

•	revenue from the sale of equipment, including activation fee revenues that are attributed to the sale of equipment, is recorded when the equipment is delivered and accepted by the independent dealer or customer. Equipment subsidies provided to new and existing subscribers are recorded as a reduction of revenues.

      Unearned revenue represents amounts received from subscribers related to services to be provided in future periods.

Allowance for Doubtful Accounts

      A significant portion of our revenues are earned from selling on credit to business and consumer subscribers. The allowance for doubtful accounts, as disclosed on the Balance Sheet of the Consolidated Financial Statements, is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the subscriber is past due and the status of a subscriber’s account with respect to whether or not the subscriber is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the amount of bad debt expense. Conversely, as circumstances improve and subscriber accounts are brought current, the reported amount of bad debt expense will decline.

Subscriber Acquisition Costs

      We operate within a highly competitive industry and generally incur significant costs to attract new subscribers. All sales and marketing expenditures related to subscriber acquisitions, such as commissions and equipment subsidies, are expensed at the time of activation of the subscriber. A large percentage of the subscriber acquisition costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition of a subscriber. In addition, subscriber acquisition costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and seasonality of the business. Accordingly, if we experience significant growth in subscriber activations during a period, expenses for that period will increase.

Costs of Subscriber Retention

      In keeping with the practice of expensing costs related to the acquisition of new subscribers at the time of activation, costs related to subscriber retention and contract renewals are expensed in the period incurred. In addition, we pay certain distributors a monthly percentage of subscriber revenues for customer service and retention activities. Increased retention activities in a given period will, in turn, increase expense in the same period.

Capitalization of Direct Labor and Overhead

      As outlined in the recommendations of the Canadian Institute of Chartered Accountants, or CICA, with respect to PP&E, capitalization of costs includes the consideration expended to acquire, construct, develop or better an item of PP&E and includes all costs directly attributable to those activities. The cost of an item of PP&E includes direct construction or software development costs, such as materials and labor, and overhead costs directly attributable to the construction or software development activity. The cost to enhance the service potential of an item of PP&E is considered a betterment. Service potential may be enhanced when there is an increase in the previously assessed physical output or service capacity, associated operation costs are lowered, the life or useful life is extended, or the quality of service is improved. Costs incurred in the maintenance of the service potential of an item of PP&E are charged to operating expenses as incurred.

      We capitalize direct labor and direct overhead incurred to construct new assets and better existing assets. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of our networks through either increased service capacity or lowered associated operating costs. Although interest costs are permitted to be capitalized during construction, our policy is not to capitalize such interest costs.

      Amounts of direct labor and direct overhead that are capitalized fluctuate from year-to-year depending on the level of customer growth, new services and network expansion. In addition, the level of capitalization of direct labor and overhead fluctuates depending on the proportion of internal labor versus external contractors used in construction projects.

      The percentage of direct labor capitalized is determined, in many cases, by the nature of activities in a specific department. For example, all labor and direct overhead of construction departments are capitalized as a result of the capital nature of the activity performed by those departments. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage allocation.

Depreciation and Amortization Policies and Useful Lives

      We depreciate the cost of PP&E over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account wireless industry trends and company-specific factors, including changing technologies, subscriber migration between our GSM/GPRS and TDMA and analog networks and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If the technological change happens more quickly or in a different way than we have anticipated, we might have to shorten the estimated life of certain PP&E, which could result in higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

      For accounting purposes, spectrum licenses are considered to have an indefinite useful life. This is based on the fact that they are a non-depleting asset, are integral to our business, are expected to contribute to cash flows indefinitely and are not technology dependent. Furthermore, spectrum licenses have a high likelihood of indefinite renewal by Industry Canada without significant renewal costs, given that historically applications for the renewal of spectrum licenses in Canada have not been denied. As a result, spectrum licenses are not amortized but instead are tested for impairment on an annual or more frequent basis.

Asset Impairment

      The valuations of all long-lived assets, along with spectrum licenses and goodwill, are subject to annual reviews for impairment.

      A two-step process determines impairment of long-lived assets. The first step determines when impairment must be measured and compares the carrying value to the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If the carrying value exceeds this sum, a second step is performed, which measures the amount of the impairment as the difference between the carrying value of the long-lived asset and its fair value, calculated using quoted market price or discounted cash flows. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate cash flows. Assumptions used in estimating these cash flows are consistent with those used in internal forecasting and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to the competitive environment could result in impairment of these assets.

      In testing for impairment of goodwill, we conduct a two-step process. In the first step, our fair value is compared with the carrying value of our net assets. If the fair value exceeds the carrying value, no impairment is considered to have occurred. The second step is performed when our carrying value exceeds our fair value, in which case the implied fair value of our goodwill is determined in the same manner as it would be determined in a business combination.

      Spectrum licenses are tested for impairment by comparing their fair values with their carrying values. When fair values exceed carrying values, no impairment is considered to have occurred.

      We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values reported.

      The AT&T brand license, acquired in 1996 at an aggregate cost of $37.8 million, which provided us with, among other things, the right to use the AT&T brand name, was determined to have no remaining useful life as of December 31, 2003 because we had announced our intention to terminate this brand license agreement in early 2004. The remaining book value of $20.0 million was therefore fully amortized.

See the section entitled “Certain Transactions and Relationship — AT&T Arrangements — Brand License Agreement” for further discussion and Note 4 to the Consolidated Financial Statements.

Contingencies

      We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. We recognize liabilities for contingencies when a loss is probable and capable of being reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in the recognition of an additional liability.

Related Party Transactions

      All material related party transactions are reviewed by the Audit Committee of our Board of Directors.

      See the section entitled “Certain Transactions and Relationships” below and Note 15 to the Consolidated Financial Statements for additional information on related party transactions.

New Accounting Standards

      In 2003, we adopted the following new accounting standards as a result of changes to Canadian GAAP:

Asset Retirement Obligations

      Under new Canadian and U.S. accounting standards, we are now required to record the fair value of the liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate can be made. Fair value is defined as the amount at which that liability could be settled in a current transaction between willing parties.

      We reviewed our existing contracts and commitments to determine where such obligations exist and determined many of our contracts do not have any such asset retirement obligations. We then assessed what the estimated fair value of the obligations that exist would be and the probability that these would be incurred. We determined that the fair value of the obligations was not significant. We will monitor contracts on an ongoing basis and when we determine that an obligation exists, we will record such obligations at their fair value.

Impairment of Long-Lived Assets

      On January 1, 2003, we prospectively adopted the new accounting pronouncement, “Impairment of Long-Lived Assets” which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard harmonizes Canadian requirements with U.S. GAAP impairment provisions. Previously, the impairment of long-lived assets was measured as the difference between the carrying value of the asset and the future undiscounted net cash flows expected to be generated by the asset. Under the new pronouncement, as discussed above, this measurement is used to determine if impairment has occurred, and the amount of impairment is measured as the difference between the carrying value of the asset and its fair value, calculated using quoted market price or discounted cash flows. The adoption had no impact on us, as no impairment of long-lived assets had occurred at March 31, 2004.

      In the three months ended March 31, 2004, we adopted the following new accounting standards:

GAAP Hierarchy

      Until now, there has been no clear definition of the order of authority for sources of GAAP. As a result, the Canadian standard setters have issued new standards that explain more clearly what constitutes Canadian GAAP and the sources of Canadian GAAP, which are described in Note 2(s)(iv) to the

Consolidated Financial Statements. This standard is effective for our 2004 fiscal year, and results in “industry practice” no longer being a justification for a particular accounting policy.

      We have reviewed this new standard and have adopted a classified balance sheet presentation because we believe the historical industry practice of a declassified balance sheet presentation is no longer appropriate.

      In addition, within our consolidated Statement of Cash Flow, we have reclassified the change in non-cash working capital items related to PP&E from operating activities to be included with our PP&E expenditures under investing activities. Compared to our previous method of presentation, this change had the impact of decreasing our PP&E expenditures on the Statement of Cash Flows by $17.3 million in the three months ended March 31, 2004 and of increasing our PP&E expenditures by $93.3 million in the three months ended March 31, 2003, and PP&E expenditures and cash flows used in investing activities have been increased (decreased) by $98.6 million, ($98.6) million and $87.7 million for the years ended December 31, 2001, 2002 and 2003, respectively, with a corresponding change in such periods to non-cash working capital items within operating activities.

      With the adoption of these two changes, which are further described in the Notes to the March 31, 2004 Consolidated Financial Statements, we believe that our accounting policies and financial statements comply with this new standard.

Hedging Relationships

      We use derivative instruments, including cross-currency interest rate exchange agreements, interest rate exchange agreements, and foreign exchange forward contracts, to manage risks from fluctuations in exchange rates and interest rates. As more fully described in Note 2(s)(ii) to the Consolidated Financial Statements, effective January 1, 2004, Canadian GAAP requires us to maintain detailed documentation regarding these derivative financial instruments in order to continue accounting for these derivative instruments as hedges. Further, we are required to assess whether each hedging relationship is effective, both at inception and on an on-going basis.

      Effective January 1, 2004, we determined that we would not treat our derivative instruments, including cross-currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes. Based on this determination, we have adjusted the liability related these instruments from their carrying value of $136.5 million recorded as a component of long-term debt at December 31, 2003 to their fair value of $120.4 million. The fair value of these instruments will be disclosed as a separate item on our balance sheet. The corresponding adjustment of $16.1 million was recorded as a deferred gain and will be amortized into income over the remaining life of the underlying debt instruments. Going forward, the carrying value for these instruments will be adjusted to their fair value, with the related adjustment being charged to the statement of income. As at March 31, 2004, the fair value of derivative instruments on the balance sheet was a liability of $197.7 million. Accounting for these instruments at their fair value is consistent with U.S. GAAP.

Stock-Based Compensation

      Effective January 1, 2004, Canadian GAAP requires companies to estimate the fair value of stock-based compensation to employees and to expense the fair value over the vesting period of the options. In accordance with the transition rules, we determined the fair value of stock options granted to employees since January 1, 2002 using the Black-Scholes Option Pricing Model and recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The offset to retained earnings is an increase in our contributed surplus. The estimated impact of adopting this accounting standard in 2004 will be an increase in compensation expense of approximately $5.0 million. For the three months ended March 31, 2004, an expense with respect to stock-based compensation in the amount of $1.2 million has been recorded. There is no requirement to expense the fair value of stock-based compensation under U.S. GAAP.

Revenue Recognition

      New accounting pronouncements were introduced under Canadian and U.S. GAAP regarding the timing of revenue recognition, which are described in Notes 2(s)(i) and 19(l) to the 2003 Consolidated Financial Statements. Effective January 1, 2004, we adopted new Canadian accounting standards, including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense.

      As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue;

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, and as a reduction to operating, general and administrative expense in the case of an existing subscriber;

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber; Equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as an operating, general and administrative expense; and

•	Certain other recoveries from subscribers related to collections activities are now recorded in network revenue. Previously, these amounts were recorded as a recovery of operating, general and administrative expenses.

      These reclassifications had no impact on operating profit, operating income and net income (loss) as previously reported. The classification of certain revenue and expense lines for the fiscal periods 1999 through 2003 and the impact on related key business indicators reported were as follows:

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004	2003

	(in thousands of dollars)
Postpaid (voice and data) revenue:
As previously reported	$1,164,670	$1,338,988	$1,457,143	$1,632,874	$1,920,993	$515,494	$434,426
As reclassified	1,171,471	1,350,587	1,464,423	1,628,095	1,911,073	513,077	432,834
Network revenue:
As previously reported	1,240,312	1,437,510	1,571,843	1,759,263	2,039,813	546,446	463,007
As reclassified	1,247,113	1,449,109	1,579,123	1,754,484	2,029,893	544,029	461,387
Equipment sales:
As previously reported	178,267	201,594	181,302	206,664	242,390	52,952	46,872
As reclassified	107,252	95,774	61,766	137,030	177,901	48,812	35,731

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004	2003

	(in thousands of dollars)
Total operating revenue:
As previously reported	1,418,579	1,639,104	1,753,145	1,965,927	2,282,203	599,398	509,879
As reclassified	1,354,365	1,544,883	1,640,889	1,891,514	2,207,794	592,841	497,118
Cost of equipment sales:
As previously reported	182,181	202,827	181,017	209,948	244,479	51,860	48,371
As reclassified	226,730	261,274	236,313	296,794	380,771	91,241	73,638
Sales and marketing expenses:
As previously reported	302,531	367,460	399,855	462,784	522,716	118,784	112,881
As reclassified	227,131	256,265	259,561	328,884	361,998	86,627	82,846
Operating, general and administrative expenses:
As previously reported	511,533	657,893	760,328	765,508	787,383	209,110	192,817
As reclassified	478,170	616,420	733,070	738,149	737,400	195,316	184,824

      Key Business Indicators

						Three
						Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2004

	(in thousands of dollars)
Postpaid (voice and data) ARPU:
As previously reported	56.20	56.93	55.88	55.95	57.55	56.00
As reclassified	56.53	57.43	56.15	55.78	57.25	55.74
Blended ARPU:
As previously reported	51.76	49.80	46.33	45.20	47.42	47.18
As reclassified	52.05	50.22	46.55	45.07	47.19	46.97
Sales and marketing expenses per wireless gross subscriber addition:
As previously reported	288	294	296	384	397	385
As reclassified	298	303	286	366	376	362
Average monthly operating expense per wireless subscriber:
As previously reported	19.56	20.33	20.47	18.42	17.47	17.44
As reclassified	19.95	20.80	21.02	18.81	17.87	17.82

Alternative Acceptable Accounting Policies

      GAAP permits, in certain circumstances, alternative acceptable accounting policies. The three primary areas where we have made a choice are (1) the accounting for subscriber acquisition costs, (2) the accounting for stock-based compensation and (3) capitalized interest.

Accounting for Subscriber Acquisition Costs

      Subscriber acquisition costs are expensed in the period we incurred them. The alternative method is to defer and amortize these costs over the life of the contract or the expected life of the relationship with the customer. We have elected to expense these costs as incurred because we believe these costs reflect period costs that may or may not be recoverable depending on the length of the relationship with the customer, whether it be contractual or otherwise. In addition, subscriber acquisition costs on a per subscriber basis fluctuate based on the success of promotional activity and seasonality of the business, and, as such, we believe these costs should be reflected as costs at the point in time that they are incurred.

Accounting for Stock-Based Compensation Costs

      We do not record any expense for employee stock options; however, we provide note disclosure of the pro forma expense using the fair-value-based method of accounting calculated using the Black-Scholes Option Pricing model. While we acknowledge that stock options represent a form of compensation, we elected to disclose the pro forma expense in Note 10 to the Consolidated Financial Statements, rather than expense such compensation, to maintain comparability with other peer companies. In response to activities and decisions by accounting standard setters in Canada in respect to the adoption of mandatory expensing of stock options, as described above, effective January 1, 2004, we adopted the policy of expensing the fair value of stock options granted to employees for Canadian GAAP purposes.

Capitalized Interest

      Canadian GAAP permits, but does not require, the capitalization of interest expense as part of the cost of acquiring certain assets that require a period of time to prepare for their intended use. The Company does not capitalize interest as part of our PP&E expenditures.

U.S. GAAP Differences

      We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our Consolidated Financial Statements are described in Note 19 to the 2003 Consolidated Financial Statements. The significant differences include:

•	goodwill arising on purchase transactions;

•	accounting for interest capitalization and the related depreciation impact;

•	accounting for development and pre-operating costs; and

•	accounting for changes in the fair value of financial instruments.

Goodwill Arising on Purchase Transactions

      Under U.S. GAAP, purchase transactions that result in an entity becoming a wholly-owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI’s acquisition of 100% of us in 1989, for U.S. GAAP purposes, we must record as an asset in our Consolidated Financial Statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholder’s equity.

      At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired. This difference increases goodwill and shareholder’s equity by $521.9 million.

Accounting for Interest Capitalization and the Related Depreciation Impact

      U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The impact of capitalizing interest under U.S. GAAP is to increase net income by $5.7 million, $6.5 million and $15.8 million in 2003, 2002 and 2001, respectively. The corresponding depreciation expense impact related to interest capitalized in previous years is to increase depreciation expense for the years ended December 31, 2003, 2002 and 2001 by $3.0 million, $2.2 million and $1.0 million, respectively.

Accounting for Development and Pre-Operating Costs

      Under Canadian GAAP, we defer the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under U.S. GAAP, these costs are expensed as incurred. As a result, under U.S. GAAP the consolidated net income for each of the years ended December 31, 2003 and 2002 was increased by $3.0 million, representing the amortization of pre-operating costs under Canadian GAAP. For the year ended December 31, 2001, under U.S. GAAP, the consolidated net income decreased by $6.0 million when these costs were incurred.

Accounting for Changes in the Fair Value of Financial Instruments

      Under U.S. GAAP, the changes in fair value of cross-currency interest rate exchange agreements and interest rate exchange agreements are recorded as an adjustment to net income. Accordingly, our net income under U.S. GAAP has been decreased by $102.8 million in 2003 and increased by $88.1 million and $24.5 million in 2002 and 2001, respectively.

Operating and Financial Results

      For purposes of this discussion, revenue has been classified according to the following categories:

•	postpaid voice and data revenues generated principally from:

–	monthly fees,

–	airtime and long-distance charges,

–	optional service charges,

–	system access fees, and

–	roaming charges;

•	prepaid revenues generated principally from the advance sale of airtime, usage and long-distance charges;

•	one-way messaging revenues generated from monthly fees and usage charges; and

•	equipment sales revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to new and existing subscribers through direct fulfillment by our customer service groups, our website and telesales. Equipment sales revenues also includes activation fees. Equipment subsidies related to the activation of new subscribers or the retention of existing subscribers are recorded as a reduction to equipment sales revenues.

      Operating expenses are segregated into four categories for assessing business performance:

•	cost of equipment sales;

•	sales and marketing expenses, which represent all costs to acquire new subscribers, (other than those related to equipment) such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;

•	operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service existing subscriber relationships, including retention costs (other than those related to equipment) and inter-carrier payments to roaming partners and long-distance carriers and the CRTC contribution levy; and

•	management fees paid to RCI.

      The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of these subscriber additions, we experience material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Summarized Consolidated Financial Results

	Three Months Ended March 31,

	2004	2003	% Chg

	(in millions of dollars)
Operating revenue
Postpaid (voice and data)(1)	$513.1	$432.8	18.6
Prepaid	24.5	21.1	16.1
One-way messaging	6.4	7.4	(13.5)

Network revenue(1)	544.0	461.3	17.9
Equipment revenue(1)	48.8	35.7	36.7

Total operating revenue	592.8	497.0	19.3
Operating expenses(1)
Cost of equipment sales(1)	91.2	73.6	23.9
Sales and marketing expenses(1)	86.6	82.8	4.6
Operating, general and administrative expenses(1)	195.4	184.8	5.7
Management fees	2.9	2.8	3.6

Total operating expenses	376.1	344.0	9.3
Operating profit(2)	216.7	153.0	41.6
Depreciation and amortization	116.5	119.1	(2.2)

Operating income	100.2	33.9	195.6
Interest expense on long-term debt	(55.4)	(48.0)	15.4
Foreign exchange gain (loss)	(24.4)	52.3	—
Change in the fair value of derivative instruments	(18.9)	—	—
Loss on repayment of long-term debt	(2.3)	—	—
Investment and other income	1.1	(0.2)	—
Income taxes	(1.3)	(1.4)	(7.1)

Net income (loss)	$(1.0)	$36.6	—

Additions to property, plant and equipment(3)	130.9	77.7	68.5
Operating profit margin as % of network revenue(1)(4)	39.8%	33.2%

(1)	As reclassified — see the “— New Accounting Standards — Revenue Recognition” section.

(2)	As defined — see the “— Key Performance Indicators — Operating Profit and Operating Profit Margin” section.

(3)	As defined — see the “— Key Performance Indicators — PP&E” section and is calculated as follows:

	Three Months Ended
	March 31,

	2004	2003

	($millions)
PP&E expenditures as reported on the Statement of Cash Flows	$(113.6)	$(171.0)
Change in non-cash working capital items related to PP&E	$(17.3)	$93.3

Additions to PP&E on the accrual basis	$(130.9)	$(77.7)

(4)	Operating profit margin as defined in “Key Performance Indicators — Operating Profit and Operating Profit Margin” section and is calculated as appears below:

	Three Months
	Ended March 31,

	2004	2003

	($millions)
Network revenue	$544.0	$461.3
Operating profit	$216.7	$153.0
Operating profit margin — 2004 $216.7 ÷ $544.0 = 39.8%
Operating profit margin — 2003 $153.0 ÷ $461.3 = 33.2%

Operating Highlights and Significant Developments of the Three Months Ended March 31, 2004

•	Operating revenue increased 19.3% compared to the first quarter of 2003 with the largest revenue component, network revenue (which excludes equipment revenue), increasing 17.9% and operating profit increasing 41.6%. Operating profit margin, as a percentage of network revenue rose by 660 basis points year-over-year to 39.8%, compared to 33.2% in the first quarter of 2003.

•	Average monthly revenue per postpaid voice and data subscriber (ARPU) was $55.74, an increase from the first quarter of 2003 by $1.42, or 2.6%, reflecting the continued activation and retention of higher-value customers, increased penetration of enhanced services and the continued growth of wireless data and roaming revenues.

•	Net additions of 83,200 postpaid voice and data subscribers were higher by 35.9% compared to the 61,200 net additions in the first quarter of 2003, reflecting higher levels of gross activations and reduced levels of churn.

•	Average monthly postpaid churn declined to 1.73% from 1.82% in the first quarter of 2003. Prepaid subscribers declined by 29,400, reflecting the combination of our continued emphasis on targeting higher-value postpaid subscribers, selling prepaid handsets at higher price points, and higher churn of 3.80% compared to 2.57% last year, driven by competitive offerings in the market.

•	Sales and marketing costs per gross addition declined by 10.6% year-over-year, reflecting the impact of substantially higher levels of gross activations compared to the first quarter in 2003, while the fixed sales and marketing costs remained relatively unchanged on a period-over-period basis.

•	Revenues from wireless data services, which grew approximately 100% year-over-year to $26.6 million from $13.3 million the first quarter of 2003, represented approximately 4.9% of network revenue compared to 2.9% in the first quarter or 2003.

•	Effective March 8, 2004, we began the transition of our branding to Rogers Wireless from Rogers AT&T Wireless.

•	We recorded a loss of $1.0 million in the quarter compared to net income of $36.6 million in the first quarter of 2003. This $37.6 million decrease in net income is attributable to an unfavourable swing in foreign exchange due to a weakening Canadian dollar against the U.S. dollar, and a loss on repayment of long-term debt, offset by a year-over-year growth in operating profit of $63.7 million.

•	On January 1, 2004, we adopted the accounting policy of expensing the fair value of stock-based compensation granted to employees over the estimated vesting period of the stock options. This increased our loss for the three months ended March 31, 2004 by $1.2 million.

•	On February 20, 2004 we completed a private placement of an aggregate principal amount of US$750.0 million 6.375% Senior Secured Notes due 2014. Approximately US$734.7 million of the proceeds were used on March 26, 2004 to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007, and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

Wireless Network Revenue and Subscribers

	Three Months Ended March 31,

	2004	2003	Chg	% Chg

	(subscriber statistics in thousands, except
	ARPU, churn and usage)
Postpaid (Voice and Data)
Gross additions	241.3	205.3	36.0	17.5
Net additions	83.2	61.2	22.0	35.9
Total subscribers	3,112.8	2,690.6	422.2	15.7
ARPU ($)(1)	55.74	54.32	1.42	2.6
Average monthly usage (minutes)	362	331	31	9.4
Churn (%)	1.73	1.82	(0.09)	(4.9)
Prepaid
Gross additions	56.3	48.8	7.5	15.4
Net additions (losses)	(29.4)	(11.0)	(18.4)	—
Total subscribers	730.4	767.7	(37.3)	(4.9)
ARPU ($)	10.96	9.09	1.87	20.6
Churn (%)	3.80	2.57	1.23	47.9
Total — Postpaid and Prepaid Gross additions	297.6	254.1	43.5	17.1
Net additions	53.8	50.2	3.6	7.2
Total subscribers	3,843.2	3,458.3	384.9	11.1
ARPU (blended) ($)(1)	46.97	44.11	2.86	6.5
One-Way Messaging
Gross additions	8.1	13.2	(5.1)	(38.6)
Net additions	(10.0)	(13.2)	3.2	(24.2)
Total subscribers	231.3	289.1	(57.8)	(20.0)
ARPU ($)	9.02	8.39	0.63	7.5
Churn (%)	2.54	2.96	(0.42)	(14.2)

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

Wireless Network Revenue

      Wireless network revenue of $544.0 million accounted for 91.8% of our total revenues in the three months ended March 31, 2004, and increased 17.9% from the corresponding period in 2003. This revenue growth reflects the 11.1% increase in the number of wireless voice and data subscribers from March 31, 2003 combined with a 6.5% period-over-period increase in blended postpaid and prepaid ARPU.

      Postpaid voice and data subscriber gross additions in the three months ended March 31, 2004 represented 81.1% of total gross activations and more than 100% of our total net additions. We have continued our strategy of targeting higher-value postpaid subscribers and selling prepaid handsets at higher price points which has contributed significantly to the mix of postpaid versus prepaid subscribers.

      The 2.6% increase in average monthly revenue per postpaid voice and data subscriber in the three months ended March 31, 2004, compared to the corresponding period in 2003, reflected the continued activation and retention of higher-value customers, increased penetration of enhanced services, and the continued growth of wireless data and roaming revenues. The growth in data revenues from $13.3 million in the three months ended March 31, 2003 to $26.6 million for the three months ended March 31, 2004 represented approximately 85.2% of the $1.42 increase in postpaid ARPU.

      Prepaid ARPU increased by 20.6% in the first quarter of 2004, compared to 2003, as a result of pricing changes introduced in 2003 together with higher usage per subscriber.

      The continuing trend of lower postpaid voice and data subscriber churn, as reflected in the 1.73% rate in the three months ended March 31, 2004 versus 1.82% in the three months ended March 31, 2003, is directly related to our strategy of acquiring higher value customers on longer term contracts and to an enhanced focus on customer retention. Our focus on customer retention aims to ensure that customers receive responsive quality service at every point of contact with us. We believe the increase in prepaid churn to 3.80% in the current quarter is due to the continuing impact of competitive prepaid offers that were introduced into the market and to an increase in the number of infrequent users becoming inactive.

      One-way messaging (or paging) subscriber churn has remained relatively stable on a period-over-period basis, at 2.54%, for the three months ended March 31, 2004 compared to 2.96% the previous year. With 231,300 paging subscribers, we continue to view paging as a profitable but mature business segment and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales Revenue

      In the three months ended March 31, 2004, revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies, was $48.8 million, up $13.1 million, or 36.7%, from the corresponding period of 2003. The increase in equipment revenue reflects the combination of the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions.

Wireless Operating Expenses

	Three Months Ended March 31,

	2004	2003	Chg	% Chg

	(in millions of dollars, except per
	subscriber statistics)
Operating expenses(1)
Cost of equipment sales	$91.2	$73.6	$17.6	23.9
Sales and marketing expenses	86.6	82.8	3.8	4.6
Operating, general and administrative expenses	195.4	184.8	10.6	5.7
Management fees	2.9	2.8	0.1	3.6

Total operating expenses	$376.1	$344.0	$32.1	9.3

Average monthly operating expenses per subscriber before sales, marketing and equipment margin(1)	$17.82	$17.90	$(0.08)	(0.4)

Sales and marketing costs per gross subscriber addition (including equipment margin)(1)	$362	$405	$(43)	(10.6)

(1)	As reclassified — see the “New Accounting Standards — Revenue Recognition” section.

      Total operating expenses for the three months ended March 31, 2004 were $376.1 million, up 9.3% from $344.0 million in the corresponding period in 2003.

      Cost of equipment sales increased by approximately $17.6 million, as a result of increased activations of new subscribers combined with increases in retention activity as well as the trend to higher-priced feature-rich colour phones and data devices.

      The 4.6% year-over-year increase in total sales and marketing expenses is due to higher variable acquisition costs associated with the 17.5% year-over-year increase in the number of postpaid voice and data gross additions. Variable sales and marketing expenses increased in line with our strategy of attracting higher-value business customers and with customers signing on to longer term contracts. Fixed sales and marketing costs, such as advertising and overhead costs, declined modestly in the three months ended March 31, 2004 as compared to the three months ended March 31, 2003. In the three months ended March 31, 2004, we spent $3.7 million to promote the new “Rogers Wireless” brand. Sales and marketing costs per gross addition was $362, a decrease of $43, or 10.6%, from $405 in the corresponding period in 2003. This decrease is attributable to the significant increase in gross additions in the three months ended March 31, 2004 as compared to the corresponding period in 2003.

      Operating, general and administrative expenses increased by $10.6 million or 5.7% in the three months ended March 31, 2004 as compared to the corresponding period in 2003. The increase is attributable to increased costs related to customer care, collections and increased retention spending offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes the cost of our customer loyalty and renewal programs as well as residual payments to our distributors for ongoing service for certain of our existing customers. We are continually focused on operating efficiencies and cost-reduction programs, which have served to offset the growth in costs associated with the growth in our subscriber base, allowing operating profit margins to expand.

      Average monthly operating expense per subscriber, excluding sales and marketing expenses, decreased $0.08, or 0.4%, to $17.82 in the first quarter of 2004, from $17.90 in the first quarter of 2003. This modest year-over-year reduction reflects scale economies from the larger subscriber base and roaming cost reductions, which were partly offset by increased costs related to customer retention, customer care and collections.

Wireless Operating Profit

      Revenue increased at a faster rate than expenses, resulting in operating profit growth of $63.7 million, or 41.6%, to $216.7 million in the three months ended March 31, 2004 from $153.0 million in the first quarter of 2003. Quarterly operating profit as a percentage of network revenue, or operating profit margin, improved in 2004 to 39.8% from 33.2% in the first quarter of 2003.

Reconciliation of Operating Profit to Net Income (Loss)

      Taking into account the other income and expense items below operating profit, we recorded a loss of $1.0 million in the three-month period ended March 31, 2004, compared to net income of $36.6 million in 2003. The year-over-year reduction in net income of $37.6 million was a result of losses related to foreign exchange fluctuations, and the change in the fair value of derivative instruments, which are discussed further below, offset by the increase in operating profit of $63.7 million. The items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended March 31,

	2004	2003	Chg	% Chg

	(in millions of dollars)
Operating profit(1)	$216.7	$153.0	$63.7	41.6
Depreciation and amortization	(116.5)	(119.1)	2.6	(2.2)

Operating income	100.2	33.9	66.3	195.6
Interest expense on long-term debt	(55.4)	(48.0)	(7.4)	15.4
Foreign exchange gain (loss)	(24.4)	52.3	(76.7)	—
Change in the fair value of derivative instruments	(18.9)	—	(18.9)	—
Loss on repayment of long-term debt	(2.3)	—	(2.3)	—
Investment and other income	1.1	(0.2)	1.3	—
Income taxes	(1.3)	(1.4)	0.1	(7.1)

Net income (loss)	$(1.0)	$36.6	$(37.6)	—

(1)	As previously defined. See the “— Key Performance Indicators — Operating Profit and Operating Profit Margin” section.

Depreciation and Amortization

      Depreciation and amortization expense was $2.6 million lower in the three months ended March 31, 2004 as compared to the corresponding period in 2003, as increased depreciation expense was offset by declining amortization expense. The increase in depreciation expense is primarily due to PP&E expenditure levels in prior years and the resulting higher PP&E levels. Amortization expense has declined by $3.4 million partially as a result of the AT&T brand licence being fully amortized in the fourth quarter of 2003.

Interest on Long-Term Debt

      The $7.4 million increase in interest expense in the three months ended March 31, 2004, compared to the corresponding period in 2003 was primarily due to the fact that on February 20, 2004 we received and invested the proceeds from the issuance of our US$750.0 million 6.375% Senior Secured Notes due 2014 and used US$734.7 million of these proceeds on March 26, 2004 to redeem three existing debt issues aggregating US$708.4 million principal amount.

Foreign Exchange

      The Canadian dollar weakened in relation to the U.S. dollar, reversing the trend experienced in 2003, and accordingly, we recorded a foreign exchange loss of $24.4 million in the three month period ended March 31, 2004, compared to a gain of $52.3 million in the corresponding period of 2003. The foreign exchange gains and losses are primarily a result of the translation of the U.S. dollar-denominated long-term debt. In the first quarter of 2004, for accounting purposes we discontinued accounting for our cross currency interest rate exchange agreements as hedges. Accordingly the foreign exchange impact for 2004 represents the impact of foreign exchange fluctuations on the entire amount of our U.S. dollar denominated debt.

Change in Fair Value of Derivative Instruments

      Effective January 1, 2004, in accordance with the CICA Accounting Guideline 13, we determined that we would not treat our derivative instruments, including cross currency interest rate exchange agreements and forward exchange agreements, as hedges for accounting purposes. This change in accounting policy has been adopted on a prospective basis, as described above and in Note 1 to the Consolidated Financial Statements for the first quarter ended March 31, 2004.

      Accordingly, we will record the change in the fair value of our derivative instruments in income. For the three months ended March 31, 2004, the fair value of our cross-currency interest rate exchange agreements decreased by $18.9 million, which has been recorded as a charge to income.

Loss on Repayment of Long-term Debt

      On March 26, 2004, we redeemed the US$196.1 million principal amount of our 8.30% Senior Secured Notes due 2007, the US$179.1 million principal amount of our 8.80% Senior Subordinated Notes due 2007 and the US$333.2 million principal amount of our 9 3/8% Senior Secured Debentures due 2008. Also on February 20, 2004 we unwound an aggregate US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million.

Income Taxes

      Income taxes for the three months ended March 31, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

Property, Plant and Equipment Expenditures

      Additions to PP&E on the accrual basis of accounting totaled $130.9 million for the three months ended March 31, 2004, an increase of $53.2 million, or 68.5%, from $77.7 million in the corresponding period in 2003. Network-related additions to PP&E were $118.3 million compared to $59.2 million in the prior year and included $99.9 million for capacity expansion of the GSM/ GPRS network and transmission, compared to $31.9 million in the first quarter of 2003. The increase in capacity PP&E additions for the GSM/ GPRS network is a result of the timing of certain step function increases in our switching and radio infrastructure. The remaining balance of $18.5 million in network-related additions to PP&E related primarily to technical upgrade projects, operational support systems and the addition of new services. Other additions to PP&E consisted of $9.8 million for information technology initiatives and $2.9 million for call centres and other facilities and equipment. We do not expect additions to PP&E to continue this trend of year-over-year growth for the remainder of 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Summarized Consolidated Financial Results

	Year Ended December 31,

	2003	2002	% Chg

	(in millions of dollars,
	except per share data)
Operating revenue
Postpaid (voice and data)(1)(2)	$1,911.1	$1,628.1	17.4
Prepaid	91.2	91.2	0.0
One-way messaging	27.6	35.2	(21.6)

Network revenue(1)	2,029.9	1,754.5	15.7
Equipment revenue(1)	177.9	137.0	29.9

Total operating revenue	2,207.8	1,891.5	16.7

Operating expenses(1)
Cost of equipment sales(1)	380.8	296.8	28.3
Sales and marketing expenses(1)	362.0	328.9	10.1
Operating, general and administrative expenses(1)	737.4	738.1	—
Management fees	11.3	11.0	2.7

Total operating expenses	1,491.5	1,374.8	8.5

Operating profit(3)	716.3	516.7	38.6
Change in estimate of sales tax and CRTC contribution liabilities	—	(12.3)	—
Depreciation and amortization	518.6	457.1	13.5

Operating income	197.7	71.9	175.0
Interest expense	(193.6)	(195.2)	(0.8)
Gain on repayment of long-term debt	—	31.0	—
Foreign exchange gain	135.2	6.4	—
Investment and other income	1.0	0.3	—
Income taxes	(2.4)	(5.3)	(54.7)

Net income (loss)	$137.9	$(90.9)	—

Earnings (loss) per share, basic and diluted	$85.96	$(56.67)	—
Additions to property, plant and equipment(4)	411.9	564.6	(27.0)
Total assets	3,107.3	3,176.7	(2.2)
Total liabilities	2,666.9	2,965.3	(10.1)
Operating profit margin as % of network revenue(1)(3)(5)	35.3%	29.4%

(1)	As reclassified — see the “— New Accounting Standards — Revenue Recognition” section.

(2)	The 2002 period presentation of subscriber and revenue categories has been reclassified to conform to the current presentation. See the “— Key Performance Indicators — Subscriber Counts” section above.

(3)	As previously defined. See the “— Key Performance Indicators — Operating Profit and Operating Profit Margin” section above.

(4)	As defined — see the “— Key Performance Indicators — PP&E” section and is calculated as follows:

	Year Ended
	December 31,

	2003	2002

	(in millions of dollars)
PP&E expenditures as reported on the Statements of Cash Flows	$(499.6)	$(465.9)
Change in non-cash working capital items related to PP&E	87.7	(98.6)

Additions to PP&E on the accrual basis	$(411.9)	$(564.5)

(5)	Operating profit margin as a percentage of network revenue is a key performance indicator, as discussed in the “— Key Performance Indicators — Operating Profit and Operating Profit Margin” section above and is calculated as follows:

	Year Ended
	December 31,

	2003	2002

	(in millions of dollars)
Network revenue	$2,029.9	$1.754.5
Operating profit	$716.3	$516.7
Operating profit margin — 2003 $716.3 ÷ $2,029.9 = 35.3%
Operating profit margin — 2002 $516.7 ÷ $1,754.5 = 29.4%

Operating Highlights and Significant Developments of 2003

•	Network revenue increased 15.7% and operating profit increased 38.6% compared to 2002. Operating profit margin based on network revenue rose by 590 basis points year-over-year to 35.1%.

•	Additions to PP&E decreased by $152.7 million, or 27.0%, over 2002 due to the substantial completion of the initial roll-out of the nationwide GSM/ GPRS network in 2002.

•	Postpaid voice and data ARPU increased year-over-year by $1.47, or 2.6%, to $57.25, reflecting the continued activation and retention of higher valued customers, increased penetration of enhanced services and the continued growth of wireless data and roaming revenues.

•	Postpaid voice and data subscriber net additions of 400,200 were higher by 19.3% versus the 335,400 net additions in 2002, reflecting both higher levels of gross activations and reduced churn levels. Average monthly postpaid churn for the year declined to 1.88% from 1.98% in the previous year.

•	Revenues from wireless data services, which grew 125.0% year-over-year to $67.9 million from $30.2 million in the prior year, represented approximately 3.3% of network revenue compared to 1.7% in 2002.

•	We completed our deployment of GSM/ GPRS technology operating in the 850 megahertz spectrum range across our national footprint, expanding the capacity and also enhancing the quality of the GSM/ GPRS network. We also began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on our network.

•	On March 8, 2004, we began transitioning our branding to Rogers Wireless from Rogers AT&T Wireless, bringing greater clarity to the Rogers brand in Canada. As a result, we recorded a non-cash charge in 2003 of approximately $20.0 million to reflect the accelerated amortization of the associated brand license costs.

•	We recorded net income of $137.9 million in 2003 compared to a loss of $90.9 million in 2002. The primary reasons for the increase were a $125.8 million increase in operating income combined with the recognition of $128.8 million of additional foreign exchange gains primarily resulting from the translation of the unhedged portion of U.S. dollar-denominated long-term debt as the Canadian dollar strengthened against the U.S. dollar.

Wireless Network Revenue and Subscribers

	Year Ended December 31,

	2003	2002	Chg	% Chg

	(subscriber statistics in thousands,
	except ARPU, churn and usage)
Postpaid (Voice and Data)(1)
Gross additions	1,021.5	910.7	110.8	12.2
Net additions	400.2	335.4	64.8	19.3
Total subscribers	3,029.6	2,629.3	400.3	15.2
ARPU ($)(3)	57.25	55.78	1.47	2.6
Average monthly usage (minutes)	361	324	37	11.4
Churn (%)	1.88	1.98	(0.10)	(5.1)
Prepaid
Gross additions	257.4	243.3	14.1	5.8
Net additions (losses)	2.0	44.2	(42.2)	(95.5)
Adjustment to subscriber base(2)	(20.9)	—	(20.9)	—
Total subscribers(2)	759.8	778.7	(18.9)	(2.4)
ARPU ($)(3)	10.08	10.17	(0.09)	(0.9)
Churn (%)	2.82	2.23	0.59	26.5
Total — Postpaid and Prepaid
Gross additions	1,278.9	1,154.0	124.9	10.8
Net additions	402.2	379.6	22.6	6.0
Adjustment to subscriber base(2)	(20.9)	—	(20.9)	—
Total subscribers(2)	3,789.4	3,408.0	381.4	11.2
ARPU (blended) ($)(3)	47.19	45.07	2.12	4.7
One-Way Messaging
Gross additions	42.5	61.0	(18.5)	(30.3)
Net additions	(61.1)	(68.3)	7.2	(10.5)
Total subscribers	241.3	302.3	(61.0)	(20.2)
ARPU ($)(3)	8.40	8.79	(0.39)	(4.4)
Churn (%)	3.13	3.20	(0.07)	(2.2)

(1)	The 2002 period’s presentation of subscribers and revenue has been reclassified to conform to the current presentation as discussed in the “— Key Performance Indicators — Subscriber Counts” section above.

(2)	Our policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base. As part of a review of prepaid subscriber usage in the second quarter of 2003, we determined that a number of subscribers, totaling 20,900, which only had non-revenue usage (i.e. calls to customer service) over the past several quarters, were being included in the prepaid subscriber base. We determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. We have amended our policy to reflect all prepaid subscribers with no revenue-generating usage in a six month period as deactivations.

(3)	As previously defined. See the “— Key Performance Indicators — Average Revenue per User” section above.

Wireless Network Revenue

      Wireless network revenue in 2003, which accounted for 91.9% of our total revenue, was $2,029.9 million, an increase of 15.7% from 2002. This revenue growth reflects the 11.2% increase in the number of wireless voice and data subscribers over fiscal 2002 and a 4.7% year-over-year increase in blended postpaid and prepaid ARPU.

      Postpaid voice and data subscriber additions in 2003 represented 79.9% of total gross activations and almost 100% of total net additions. We continued our strategy of targeting higher value postpaid subscribers and selling our prepaid handsets at higher price points which contributed significantly to the mix of postpaid versus prepaid subscribers.

      The 2.6% increase in average monthly revenue per postpaid voice and data subscriber compared to the previous year reflected the continued activation and retention of higher value customers, increased penetration of enhanced services, and the continued growth of wireless data and roaming revenues. The growth in data revenues from $30.2 million to $67.9 million represented approximately 68.5% of the 2.6% ARPU increase. Prepaid ARPU remained relatively flat on a year-over-year basis.

      The continuing trend to lower postpaid voice and data subscriber churn, as reflected in the 1.88% rate in 2003 versus 1.98% in 2002, is directly related to both our strategy of acquiring higher value, more stable customers on longer term contracts and an enhanced focus on customer retention. Our focus on customer retention aims to ensure that customers receive responsive, quality service at every point of contact with us. We attribute the increase in prepaid churn to 2.82% in the current year to the impact of competitive prepaid offers.

      One-way messaging (or “paging”) subscriber churn has remained relatively stable on a year over year basis declining to 3.13% in 2003 from 3.20% in the previous year. With 241,300 paging subscribers, we continue to view paging as a profitable but mature business segment and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales Revenue

      In 2003, revenue from wireless voice, data and messaging equipment sales was $177.9 million, up $40.9 million, or 29.9%, from the prior year. The increase in equipment revenues reflects both the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions.

Wireless Operating Expenses

	Year Ended December 31,

	2003	2002	Chg	% Chg

	(in millions of dollars,
	except per subscriber statistics)
Operating expenses(1)(2)
Cost of equipment sales(1)	$380.8	$296.8	$84.0	28.3
Sales and marketing expenses(1)(3)	362.0	328.9	33.1	10.1
Operating, general and administrative expenses	737.4	738.1	(0.7)	—
Management fees	11.3	11.0	0.3	2.7

Total operating expenses	$1,491.5	$1,374.8	$116.7	8.5

Average monthly operating expense per subscriber before sales, marketing and equipment margin(1)(2)	$17.87	$18.81	$(0.94)	(5.0)
Sales and marketing expenses per gross subscriber addition (including equipment margin)	$376	$366	$10	2.7

(1)	As reclassified — see the “— New Accounting Standards — Revenue Recognition” section.

(2)	Operating expenses for the year ended December 2002 exclude the benefit of the change in the estimate of sales tax and CRTC contribution liabilities of $12.3 million.

(3)	Sales and marketing expenses exclude margin on equipment sales.

      Total operating expenses were $1,491.5 million, up 8.5% from $1,374.8 million in 2002. Cost of equipment sales increased by approximately $84.0 million as a result of increased volume of handsets sold related to new acquisition and retention activities. These costs do not materially affect our operating profit as we generally sell equipment to distributors at a price approximating cost to facilitate competitive pricing at the retail level.

      Operating, general and administrative expenses decreased by $0.7 million in 2003 over 2002. The slight decrease is attributable to savings related to more favorable roaming arrangements and operating efficiencies across various functions offset by increased customer care and retention spending. Retention spending includes spending on retention programs excluding equipment upgrades, costs associated with our customer loyalty and renewal programs and payments to our distributors for ongoing service of our existing customers. We are continually focused on operating efficiencies and cost reduction programs which in turn have served to offset the impact of the growth in the subscriber base, allowing operating profit margins to expand.

      Average monthly operating expense per subscriber including retention equipment margin and excluding sales and marketing expenses and equipment margin related to the acquisition of new subscribers, decreased $0.94, or 5.0%, to $17.87 in 2003, compared to $18.81 in 2002. This year-over-year reduction reflects scale economies from the larger subscriber base, roaming cost reductions, and improved efficiencies in call center and network maintenance operations offset by increased costs related to customer retention.

      At December 31, 2003, as a result of our sales and retention strategies, we had approximately 67% of our postpaid wireless voice and data subscriber base under contracts with an initial term of greater than 12 months, up from 61% at December 31, 2002.

Wireless Sales and Marketing Expenses

      The 10.1% year-over-year increase in total sales and marketing expenses was due to higher variable acquisition costs associated with the 12.2% year-over-year increase in the number of postpaid voice and data gross additions. In addition, variable sales and marketing expenses increased in line with our strategy to attract higher value business customers and customers on longer term contracts. We also invested more in advertising and promotion on a year-over-year basis as we emphasized the value proposition related to data and other product offerings. Sales and marketing expenses per wireless subscriber gross addition which includes equipment margin related to the acquisition of new subscribers, was $376, an increase of $10, or 2.7%, from $366 in 2002 with the increase attributable to increases in equipment subsidies required to match competitive offers.

Wireless Operating Profit

      Revenue increased at a faster rate than expenses, resulting in operating profit growth of $199.6 million, or 38.6%, to $716.3 million in 2003 from $516.7 million in 2002. Operating profit as a percentage of network revenue, or operating profit margin, improved in 2003 to 35.1% from 29.4% in 2002.

Reconciliation of Operating Profit to Net Income (Loss)

      Taking into account the other income and expense items below operating profit, we recorded net income of $137.9 million in 2003, compared to a loss of $90.9 million in 2002. The improvement in net income of $228.8 million was primarily a result of: (1) a year-over-year increase in operating profit of $199.6 million, and (2) a stronger Canadian dollar resulting in an increase in foreign exchange gain of $128.8 million, which was partially offset by an increase of $61.5 million in depreciation and amortization expense due to the increased fixed asset base and the accelerated amortization of the brand license, and a reduction in 2003 of the gain on repurchase of long-term debt of $31.0 million. Other income and expense items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Year Ended December 31,

	2003	2002	Chg	% Chg

	(in millions of dollars)
Operating profit(1)	$716.3	$516.7	$199.6	38.6
Change in estimate of sales tax and CRTC contribution liabilities	—	12.3	(12.3)	—
Depreciation and amortization	(518.6)	(457.1)	(61.5)	13.5

Operating income	197.7	71.9	125.8	175.0
Interest expense on long-term debt	(193.6)	(195.2)	1.6	(0.8)
Foreign exchange gain	135.2	6.4	128.8	—
Gain on repurchase of long-term debt	—	31.0	(31.0)	—
Investment and other income	1.0	0.3	0.7	—
Income taxes	(2.4)	(5.3)	2.9	(54.7)

Net income (loss)	$137.9	$(90.9)	$228.8	—

(1)	As previously defined. See the “— Key Performance Drivers — Operating Profit and Operating Profit Margin” section above.

Depreciation and Amortization

      The year-over-year increase in depreciation and amortization expense was primarily due to PP&E expenditure levels in prior years and the resulting higher fixed asset levels and depreciation relating to the GSM/ GPRS network overlay.

      The cost of the AT&T brand license was deferred and amortized to expense on a straight-line basis over the 15-year term of the brand license agreement. During 2003, we announced that we would terminate our brand license agreement in early 2004 and change our brand name to exclude the AT&T brand. Consequently, we accelerated the amortization of the brand license to reduce the carrying value to nil.

Interest on Long-Term Debt

      The $1.6 million reduction in interest expense in 2003, compared to 2002, reflects the reduced debt levels in 2003. Long-term debt has declined to $2.210 billion at December 31, 2003, from $2.360 billion at December 31, 2002. The reduction in debt levels are directly related to the impact of the change in foreign exchange related to the improvement in the Canadian dollar versus the U.S. dollar.

Foreign Exchange

      The Canadian dollar continued to strengthen in relation to the U.S. dollar, continuing the trend experienced in 2002, and accordingly, we recorded a foreign exchange gain of $135.2 million, compared to $6.4 million in 2002, related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

Income Taxes

      Income taxes for 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax, offset by tax recoveries of prior years.

Additions to PP&E

      Additions to PP&E totaled $411.9 million in 2003, a decrease of $152.7 million, or 27.0%, from $564.6 million in 2002. Network-related additions to PP&E of $338.2 million included $251.3 million for capacity expansion of the GSM/ GPRS network and transmission infrastructure and $66.1 million for expanded coverage as well as construction of new sites for improved coverage in existing service areas and for expanded coverage. We have continued to construct the infrastructure necessary for enhanced digital coverage and lower-cost incremental capacity by adding channels on existing sites. The cost to complete the deployment of GSM/ GPRS equipment in the 850 megahertz frequency band that was initiated during the fourth quarter of 2002 and completed in late 2003 is included in the network capacity expansion costs above. The remaining balance of $20.8 million in network-related additions to PP&E related primarily to technical upgrade projects, the operational support systems, and the addition of new services. Other additions to PP&E consisted of $51.1 million for information technology initiatives, $8.7 million for the completion of the expansion of our headquarters facilities, and $13.9 million for call centers and other facilities and equipment.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Summarized Consolidated Financial Results

	Year Ended December 31,

	2002	2001	% Chg

	(in millions of dollars,
	except per share data)
Operating revenue
Postpaid (voice and data)(1)	$1,628.1	$1,464.4	11.2
Prepaid	91.2	71.1	28.3
One-way messaging	35.2	43.6	(19.3)

Network revenue(1)	1,754.5	1,579.1	11.1
Equipment revenue(1)	137.0	61.8	121.7

Total operating revenue(1)	1,891.5	1,640.9	15.3

	Year Ended December 31,

	2002	2001	% Chg

	(in millions of dollars,
	except per share data)
Operating expenses
Cost of equipment sales(1)	296.8	236.3	25.6
Sales and marketing expenses(1)	328.9	259.6	26.7
Operating, general and administrative expenses(1)	738.1	733.0	0.7
Management fees	11.0	10.7	2.8

Total operating expenses	1,374.8	1,237.6	10.9

Operating profit(2)	516.7	401.3	28.8
Change in estimate of sales tax and CRTC contribution liabilities	(12.3)	—	—
Depreciation and amortization	457.1	382.6	19.5

Operating income	71.9	18.7	284.5
Interest expense	(195.2)	(184.3)	5.9
Gain on repayment of long-term debt	31.0	—	—
Foreign exchange gain (loss)	6.4	(35.1)	—
Investment and other income	0.3	2.1	(85.7)
Income taxes	(5.3)	(7.0)	(24.3)

Loss	$(90.9)	$(205.6)	(55.8)

Loss per share, basic and diluted	$(56.67)	$(128.66)	56.0
Additions to property, plant and equipment (excluding spectrum licenses)(3)(5)	$564.6	$654.5	(13.7)
Total assets	3,176.7	3,048.6	4.2
Total liabilities	2,965.3	2,746.3	7.9
Operating profit margin as % of network revenue(2)(4)	29.4%	25.4%

(1)	As reclassified — see the “— New Accounting Standards — Revenue Recognition” section.

(2)	As previously defined. See the “— Key Performance Indicators — Operating Profit and Operating Profit Margin” section above.

(3)	Spectrum licenses for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.

(4)	Operating profit margin as a percentage of network revenue is a key performance indicator, as discussed in the “— Key Performance Indicators — Operating Profit and Operating Profit Margin” section above and is calculated as follows:

	Year Ended
	December 31,

	2002	2001

	(dollars in millions)
Network revenue	$1,754.5	$1,579.1
Operating profit	$516.7	$401.3
Operating profit margin — 2002 $516.7 ÷ $1,754.5 = 29.4%
Operating profit margin — 2001 $401.3 ÷ $1,579.1 = 25.4%

(5)	As defined — see the “— Key Performance Indicators — PP&E” section. Additions to PP&E is calculated as follows:

	Year Ended
	December 31,

	2002	2001

	(dollars in millions)
PP&E expenditures as reported on the Statements of Cash Flows	$(465.9)	$(753.1)
Change in non-cash working capital items related to PP&E	(98.6)	98.6

Additions to PP&E on the accrual basis	$(564.5)	$(654.5)

Operating Highlights and Significant Developments of 2002

•	The net addition of approximately 379,600 wireless voice subscribers, of which approximately 88% were higher value postpaid subscriber additions, a significant increase from 44.5% postpaid in 2001. Accordingly, postpaid voice and data subscriber net additions were higher by 120,600, or 56.1% versus 2001. The wireless voice and data subscriber base totaled 3,408,000 at December 31, 2002, representing growth of 12.5% for the year.

•	Reduced average monthly postpaid voice subscriber churn to 1.98% in 2002 compared to 2.36% in 2001.

•	Achieved year-over-year operating profit growth of 28.8%.

•	Completed the installation of the 1900 megahertz GSM/ GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/ GPRS at 850 megahertz late in 2002.

•	Commenced cross-border GSM roaming into the United States with AT&T Wireless and Cingular Wireless LLC, and into 54 other countries around the world.

•	Launched availability of downloadable ring tones and on-screen graphics on SMS and Internet enabled wireless devices.

•	Began offering, in conjunction with Canada’s other wireless providers, inter-carrier mobile text messaging.

•	Stabilized monthly average revenue per postpaid user from postpaid voice and data subscribers at $55.78 in 2002 compared to $56.15 in 2001.

•	Repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long-term debt, resulting in a gain of $31.0 million.

•	Received clarification from the CRTC on the final contribution rate for 2002 of 1.3%, significantly reduced from the 2001 rate of 4.5%, which had the effect of decreasing operating, general and administrative expenses by $30.2 million year-over-year.

•	Introduced processes and systems designed to reduce on-going operating costs, such as voice recognition customer service for prepaid subscribers.

Wireless Network Revenue and Subscribers

	Year Ended December 31,

	2002	2001	Chg	% Chg

	(subscriber statistics in thousands,
	except ARPU, churn and usage)
Postpaid (Voice and Data)(1)
Gross additions	910.7	823.3	87.4	10.6
Net additions	335.4	214.8	120.6	56.1
Total subscribers	2,629.3	2,294.0	335.3	14.6
ARPU($)(2)	55.78	56.15	0.37	(0.7)
Average monthly usage (minutes)	324	298	26	8.7
Churn(%)	1.98	2.17	(0.38)	(16.1)
Prepaid
Gross additions	243.3	420.9	(177.6)	(42.2)
Net additions (losses)	44.2	267.9	(223.7)	(83.5)
Total subscribers	778.7	734.5	44.2	6.0
ARPU($)(2)	10.17	10.29	(0.12)	(1.2)
Churn(%)	2.23	2.75	(0.52)	(18.9)
Total — Postpaid and Prepaid
Gross additions	1,154.0	1,244.2	(90.2)	(7.2)
Net additions	379.6	482.7	(103.1)	(21.4)
Total subscribers	3,408.0	3,028.5	379.5	12.5
ARPU(blended)($)(2)	45.07	46.55	(1.48)	(3.2)
One-Way Messaging
Gross additions	61.0	104.6	(43.6)	(41.7)
Net additions	(68.3)	(44.4)	(23.9)	53.8
Total subscribers	302.3	372.7	(70.4)	(18.9)
ARPU($)(2)	8.79	9.34	(0.55)	(5.9)
Churn(%)	3.20	3.18	0.02	0.6

(1)	The prior period’s presentation of subscribers and revenue has been reclassified to conform to the current presentation as discussed in the “— Key Performance Indicators — Subscriber Counts” section above.

(2)	As reclassified — see the “— New Accounting Standards — Revenue Recognition” section.

Wireless Network Revenue

      Wireless network revenue in 2002, which accounted for 92.7% of our total revenue, was $1,754.5 million, an increase of 11.1% from 2001. This revenue growth reflects the 12.5% increase in the number of wireless voice and data subscribers over fiscal 2001 offset by a slight decline in year over year blended postpaid and prepaid ARPU.

      Postpaid voice and data subscriber additions in 2002 represented 78.9% of total gross activations and 88.4% of total net additions. We targeted higher value postpaid subscribers and sold our prepaid handsets at higher price points which contributed significantly to the mix of postpaid versus prepaid subscribers.

      Average monthly revenue per postpaid voice and data subscriber compared to the previous year remained relatively stable and reflected the continued activation and retention of higher valued customers, increased penetration of enhanced services, and the continued growth of wireless data and roaming revenues.

      The continuing trend to lower postpaid voice and data subscriber churn, as reflected in the 1.98% rate in 2002 versus 2.17% in 2001 is directly related to both our strategy of acquiring higher value, more stable customers on longer term contracts and an enhanced focus on customer retention. Our focus on customer retention aims to ensure that customers receive responsive, quality service at every point of contact with us. We attribute prepaid churn of 2.23% in the current year to the impact of competitive prepaid offers.

      One-way messaging (or “paging”) subscriber churn has remained relatively stable on a year over year basis. With 302,300 paging subscribers, we continue to view paging as a profitable but mature business segment and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales Revenue

      In 2002, revenue from wireless voice, data and messaging equipment sales was $137.0 million, up $75.2 million, or 121.7%, from the prior year. The increase in equipment revenues reflects both the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions.

Wireless Operating Expenses

	Year Ended December 31,

	2002	2001	Chg	% Chg

	(in millions of dollars,
	except per subscriber statistics)
Operating expenses(1)(2)
Cost of equipment sales(1)	$296.8	$236.3	$60.5	25.6
Sales and marketing expenses(1)(3)	328.9	259.6	69.3	26.7
Operating, general and administrative expenses(1)	738.1	733.0	5.1	0.7
Management fees	11.0	10.7	0.3	2.8

Total operating expenses	$1,374.8	$1,239.6	$135.2	10.9

Average monthly operating expense per subscriber before sales, marketing and equipment margin(1)(2)	$18.81	$21.02	$(2.21)	(10.5)
Sales and marketing expenses per gross subscriber addition (including equipment margin)(1)	$366	$286	$80	28.0

(1)	As reclassified — see the “— New Accounting Standards — Revenue Recognition” section.

(2)	Operating expenses for the year ended December 2002 exclude the benefit of the change in estimate of sales tax and CRTC contribution liabilities items of $12.3 million.

(3)	Sales and marketing expenses exclude margin on equipment sales.

      Total operating expenses were $1,374.8 million, up 10.9% from $1,239.6 million in 2002. Cost of equipment sales increased by approximately $60.5 million as a result of increased volume related to new subscriber and retention activity.

      Operating, general and administration expenses were $738.1 million, relatively unchanged from 2001. One of the primary contributors to the flat expense levels on a year-over-year basis is the decrease in CRTC contribution expense of $30.2 million due to the reduction in the contribution rate from 4.5% in 2001 to 1.3% in 2002. Excluding the impact of the CRTC contribution, operating, general and administrative expenses increased 5.0% on a year-over-year basis, which is substantially lower than the 12.5% increase in the total number of wireless voice subscribers. We were also successful in reducing the costs related to our customers roaming outside of Canada through more favorable roaming arrangements with certain U.S. carriers.

      The savings indicated above were offset by increased retention costs. Our existing wireless voice, messaging and data subscriber base, which totals approximately 3.7 million, represents one of our single most valuable assets. The cost to acquire a new subscriber is generally much higher than the cost of retaining an existing subscriber relationship. As such, we focus extensively on retaining our existing subscribers through customer satisfaction, loyalty programs, and the proactive renewal of subscriber service contracts. Total retention program costs, excluding equipment, for 2002 were $65.0 million, $7.9 million, or 13.8%, higher than 2001. These costs include payments to our distributors for ongoing service to our existing customers, as well as program costs associated with our loyalty and renewal programs. The increase in costs over 2001 is attributable to the continued growth in the subscriber base resulting in generally higher levels of retention spending, partially offset by targeted and structured retention efforts. We believe that lower churn is a leading indicator of the success of retention efforts. With average monthly postpaid voice churn declining to 1.98% in 2002 from 2.36% in 2001, we are satisfied that the investment in retention efforts is returning substantial financial benefits.

      At December 31, 2002, as a result of our sales and retention strategies, we had 61% of our postpaid wireless subscriber base under contracts with an initial term of at least twelve months.

      Average monthly operating expense per subscriber, excluding sales and marketing expenses, decreased $2.21, or 10.5%, to $18.81 in 2002, compared to $21.02 in 2001. This year-over-year decrease reflects scale economies from the larger subscriber base combined with CRTC contribution cost reductions, roaming cost reductions, and improved efficiencies in call center and network maintenance operations.

Wireless Sales and Marketing Expenses

      The 26.7% year-over-year increase in total sales and marketing expenses was due to higher variable acquisition costs associated with the significant shift in the mix of postpaid voice and data subscriber additions. In addition, variable sales and marketing expenses increased in line with our strategy to attract higher value customers. We also invested more in advertising and promotion on a year-over-year basis as we emphasized the value proposition related to data and other product offerings. Sales and marketing costs per wireless subscriber gross addition, including equipment, were $366, an increase of $80, or 28.0%, from $286 in 2001. This increase was attributable to competitive offers as well as the mix of the subscribers being acquired with the focus on higher value postpaid customers.

Wireless Operating Profit

      Revenue increased at a faster rate than expenses, resulting in operating profit of $516.7 million in 2002, an increase of $115.4 million, or 28.8%, from $401.3 million in 2001. Operating profit as a percentage of network revenue, or operating profit margin, improved in 2002 to 29.4% from 25.5% in 2001.

Reconciliation of Operating Profit to Net Income (Loss)

      Taking into account the other income and expense items below operating profit, we recorded a loss of $90.9 million in 2002, compared to a loss of $205.6 million in 2001. The improvement in income of $114.7 million was primarily a result of: (1) a year-over-year increase in operating profit of $115.4 million, (2) a stronger Canadian dollar resulting in an increase in foreign exchange gain of $41.5 million, and (3) a gain on the repayment of long-term debt of $31.0 million, which was partially offset by an increase of $74.5 million in depreciation and amortization expense due to the increased fixed asset base. Other income and expense items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Year Ended December 31,

	2002	2001	Chg	% Chg

	(in millions of dollars)
Operating profit(1)	$516.7	$401.3	$115.4	28.8
Change in estimate of sales tax and CRTC contribution liabilities	12.3	—	12.3	—
Depreciation and amortization	(457.1)	(382.6)	(74.5)	19.5

Operating income	71.9	18.7	53.2	284.5
Interest expense on long-term debt	(195.2)	(184.3)	(10.9)	5.9
Foreign exchange gain/(loss)	6.4	(35.1)	41.5	—
Gain on repurchase of long-term debt	31.0	—	31.0	—
Investment and other income	0.3	2.1	(1.8)	(85.7)
Income taxes	(5.3)	(7.0)	1.7	(24.3)

Net income (loss)	$(90.9)	$(205.6)	$114.7	(55.8)

(1)	As previously defined. See the “— Key Performance Indicators — Operating Profit and Operating Profit Margin” section above.

Depreciation and Amortization

      Depreciation and amortization expense totaled $457.1 million in 2002, an increase of $74.5 million, or 19.5%, from $382.6 million in 2001 due to the increase in the recent years’ PP&E spending.

     Interest on Long-Term Debt

      Interest expense was $195.2 million in 2002, an increase of $10.9 million or 5.9% from $184.3 million in 2001, due to higher average long-term debt balances.

     Foreign Exchange

      The Canadian dollar strengthened in relation to the U.S. dollar, and accordingly, we recorded a foreign exchange gain of $6.4 million compared to a loss of $35.1 million in 2001 related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

     Gain on the Repurchase of Long-Term debt

      During 2002, an aggregate of U.S. $335.1 million notional amounts of cross currency interest rate exchange agreements were terminated either by unwinding or maturity. As a result, we recorded a gain of $31.0 million.

     Income Taxes

      Income taxes consist primarily of current income tax expense related to the Federal Large Corporations Tax.

Employees

      Remuneration represents a material portion of our expenses. We ended 2003 with approximately 2,360 full-time-equivalent employees, an increase of 40 from 2,320 at December 31, 2002. The increase in staff was primarily concentrated in the areas of sales and marketing as we focused our subscriber acquisition programs and service and retention efforts on customer segments that would yield greater value to us.

      At March 31, 2004, we had approximately 2,380 full-time-equivalent employees, an increase of 20 from December 31, 2003.

      Total remuneration paid to employees (both full and part-time) in 2003 was approximately $164.2 million, an increase of $5.3 million or 3.3% from $158.9 million in the prior year.

      Total remuneration paid to employees (both full and part-time) for the three months ended March 31, 2004 was $43.1 million.

Liquidity and Capital Resources

     Operations

      Cash generated from operations before changes in non-cash working capital items, which is calculated by adding all non-cash items to net income, increased to $159.8 million in the three months ended March 31, 2004 from $104.1 million in the three months ended March 31, 2003. The $55.7 million increase is primarily the result of the increase in operating profit of $63.7 million, offset by net increases in non-operating cash expenditures.

      Taking into account the changes in non-cash working capital items for the three months ended March 31, 2004, cash generated from operations increased by $16.8 million to $120.8 million compared to $104.0 million in the corresponding period of the previous year.

      Cash flow from operations of $120.8 million, together with the following items, resulted in total net funds of approximately $1,176.3 million raised in the three months ended March 31, 2004:

•	$58.4 million received on the unwinding of certain cross-currency interest exchange agreements; and

•	Net proceeds of approximately $997.1 million received from the completion of the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014 less financing costs incurred.

      Net funds used during the three months ended March 31, 2004 totaled approximately $1,176.4 million, the details of which are as follows:

•	The redemption of the US$196.1 million 8.30% Senior Notes due 2007, the US$179.1 million 8.80% Senior Subordinated Notes due 2007 and the US$333.2 million 9 3/8% Senior Secured Debentures due 2008, for an aggregate of $952.1 million, together with related redemption premiums of $34.7 million;

•	PP&E expenditures of $113.6 million;

•	Net repayments under our bank credit facility of $69.5 million;

•	Net repayments of capital leases and mortgages of $0.6 million; and

•	Acquisition of spectrum licences of $5.9 million.

      Taking into account the cash deficiency of $4.3 million at the beginning of the period, the cash deficiency at the end of the three months ended March 31, 2004 was $4.4 million.

      For the year ended December 31, 2003, cash generated from operations before changes in non-cash operating items, which is calculated by adding all non-cash items including depreciation and amortization back to net income, increased to $522.0 million in 2003 from $310.4 million in 2002. The $211.6 million increase is mainly the result of the increase in operating profit as discussed above.

      Taking into account the changes in non-cash operating items for the 2003 fiscal year, cash generated from operations increased by $134.3 million to $501.2 million compared to $366.9 million in the previous year. The increase is mainly due to the increase in operating profit offset by a reduction in non-cash working capital items.

      Other sources of funds totaled $8.3 million, arising from the subscription by RWCI for our Class A Common Shares.

      These funds were used (1) to fund PP&E additions of $499.6 million, (2) for net repayments under our amended bank credit facility of $11.0 million and (3) for a $5.0 million net repayment of capital leases and mortgages. In total, $427.9 million of funds were used in 2003, resulting in a cash deficit of $6.1 million for the year. Taking into account the $1.7 million cash balance at the beginning of the year, the cash deficit at the end of 2003 was $4.3 million.

      We expect to continue to incur significant PP&E expenditures. In 2004, we expect to incur PP&E expenditures of between $400.0 million and $425.0 million, primarily associated with the addition of network capacity to accommodate subscriber additions, increases in usage, expansion of geographical coverage and quality enhancements in certain areas of our network. PP&E expenditures include amounts for information technology and general spending. We expect operating profit to increase in 2004, and we anticipate generating a net cash surplus in 2004. We believe that we will have sufficient capital resources to satisfy our cash funding requirements in 2004, taking into account cash from operations.

     Financing

      Our long-term financial instruments are described in Note 8 to the Consolidated Financial Statements. Financing activity is outlined below.

      In July 2003, we issued 10 Class A Common Shares to RWCI for consideration of $91.2 million, comprised of: the set-off of a $50.0 million non-interest bearing subordinated demand promissory note that we owed to RWCI; the set-off of an aggregate $32.9 million of intercompany amounts payable by us to RWCI; and $8.3 million paid in cash.

      On February 20, 2004, we completed the private placement of US$750.0 million 6.375% Senior Secured Notes due 2014. On March 26, 2004, we used approximately US$734.7 million of the proceeds to redeem US$196.1 million 8.30% Senior Secured Notes due 2007, US$179.1 million 8.80% Senior Subordinated Notes due 2007 and US$333.2 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums. Also on February 20, 2004, we unwound an aggregate of US$333.2 million notional amount of cross-currency interest rate exchange agreements for net cash proceeds of $58.4 million. As a result of these transactions, we recorded a loss on repayment of $2.3 million, including $34.7 million in redemption premiums, a $7.8 million write-off of deferred financing costs and a $40.2 million gain on the release of the deferred translation gain related to the cross-currency interest rate exchange agreements that were unwound, which had previously been treated for accounting purposes as hedges prior to our adoption of new rules with respect to Hedging Relationships as discussed in Note 1(b) to the first quarter 2004 unaudited consolidated Financial Statements.

      At December 31, 2003, our required repayments on all long-term debt in the next five years totaled $1.24 billion, excluding an aggregate $2.5 million effect of cross-currency interest rate exchange agreements. As of such date, required repayments total $3.3 million in 2004 and 2005; $182.7 million in 2006, mainly comprised of $160.0 million for the repayment of the 10 1/2% Senior Secured Notes due 2006 and $22.2 million for the repayment of a mortgage due 2006; $485.1 million in 2007, mainly comprised of $253.5 million for the repayment of the 8.30% Senior Secured Notes due 2007 and $231.4 million for the repayment of the 8.80% Senior Subordinated Notes due 2007; and $568.6 million in 2008, comprised of $430.6 million for the repayment of the 9 3/8% Senior Secured Debentures due 2008 and $138.0 million outstanding under the amended bank credit facility at December 31, 2003. On March 26, 2004, the three debt issues maturing in 2007 and 2008 were redeemed.

      Our amended bank credit facility, amended in April 2001, provides a revolving facility of up to $700.0 million, and we also have an operating line of credit that provides for up to $10.0 million. The terms of the amended bank credit facility generally impose the most restrictive limitations on our operations and activities, as compared to our other debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to adjusted operating profit. We are currently in compliance with all of the covenants under our respective debt instruments, and we expect to remain in compliance with all of these covenants. Based on our most restrictive covenants at March 31, 2004, we could have borrowed over $1.68 billion of additional long-term debt, of which $631.5 million could have been borrowed under our amended bank credit facility.

      Our $700.0 million amended bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007, with the final 60% reduction on April 30, 2008. However, the amended bank credit facility will mature on May 31, 2006 if our Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005.

      On October 24, 2003, Moody’s Investor Services changed the ratings outlook on our Senior Secured and Senior Subordinated public debt, which are rated Ba3 and B2, respectively, to positive from stable. On October 30, 2003, Standard & Poor’s revised its ratings outlook on our Senior Secured and Senior Subordinated public debt, which are rated BB+ and BB-, respectively, to positive from stable. On April 11, 2003, Fitch IBCA revised its ratings outlook on our Senior Secured and Senior Subordinated public debt, which are rated BBB- and BB, respectively, to stable from negative.

      We do not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

     Interest Rate and Foreign Exchange Management

      We use derivative financial instruments to manage our risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes, although as of January 1, 2004 they are not treated as hedges for accounting purposes. In order to minimize the risk of counterparty default under these agreements, we assess the creditworthiness of these counterparties. At March 31, 2004, all of our counterparties to these agreements were financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.

      Because our operating profit is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. We have established a target of hedging at least 50% of our foreign exchange exposure through the use of instruments outlined above. At March 31, 2004 and December 31, 2003, we had U.S. dollar-denominated long-term debt of US$1,394.9 million and U.S.$1,353.3 million, respectively. At March 31, 2004 and December 31, 2003 US$1,301.8 million and U.S.$885.0 million, respectively, or 93.3% and 65.4%, respectively, was hedged for economic purposes with cross-currency interest rate exchange agreements at an average exchange rate of $1.4198 to US$1.00 and $1.4466 to U.S.$1.00, respectively.

      The US$41.6 million increase in U.S. dollar-denominated debt since December 31, 2003 was caused by the net effect of the issuance of US$750.0 million Senior Secured Notes in February 2004 less the redemption of an aggregate principal amount of US$708.4 million in March 2004. In addition, the percentage of U.S. dollar-denominated debt hedged for economic purposes through the establishment of cross-currency interest rate exchange agreements has increased to 93.3% (versus 65.4% at December 31, 2003) due to the net effect of unwinding US$333.2 million notional amount of existing cross-currency interest rate exchange agreements and the establishment of US$750.0 million notional amount of new cross-currency interest rate exchange agreements.

      The cross-currency interest rate exchange agreements have the economic effect of converting on March 31, 2004 and December 31, 2003, respectively, the interest rate on US$1,250.0 million and US$500.0 million, respectively, of long-term debt from an average U.S. dollar fixed interest rate of 7.68% per annum and 9.63% per annum, respectively, to a weighted average Canadian dollar fixed interest rate of 8.50% per annum and 10.29% per annum, respectively, on $1,780.9 million and $779.7 million, respectively. On March 31, 2004 and December 31, 2003 the interest rates on an additional US$51.8 million and US$385.0 million, respectively, have been converted from a U.S. dollar fixed interest rate of 9.38% per annum and 9.38% per annum, respectively, to $67.4 million and $500.5 million, respectively, at a weighted average floating interest rate equal to the Canadian bankers’ acceptance rate plus 2.67% per annum and 2.35% per annum, respectively, which totaled 4.95% per annum and 5.11% per annum, respectively.

      Including the effect of our cross-currency interest rate exchange agreements, total long-term debt at fixed interest rates at March 31, 2004 and December 31, 2003 was $2,088.5 million and $1,571.1 million, or 93.6% and 71.1%, respectively, of total long-term debt. Our effective weighted average interest rate on all long-term debt as at March 31, 2004, including the effect of the interest rate and cross-currency exchange agreements, was 8.47% per annum.

      We will continue to monitor our position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust our position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing positions and/or by entering into new cross-currency interest rate exchange agreements or by using other instruments.

      The following table summarizes the economic effect as of December 31, 2003 of changes in the foreign exchange rate on the unhedged portion of our U.S. dollar-denominated debt and the resulting change in the principal carrying amount of debt, interest expense and earnings per share based on a full year economic impact.

	Change in		Earnings
	Debt Principal	Change in Interest	per
Change in Cdn$ vs. US$(1)	Amount	Expense	Share(2)

	($ millions)	($ millions)
$0.01	$4.7	$0.4	$3.18
$0.03	14.0	1.2	9.53
$0.05	23.4	2.1	15.88
$0.10	46.8	4.1	31.76

(1)	Canadian equivalent of unhedged U.S. dollar-denominated debt if U.S. dollar costs an additional Canadian cent.

(2)	Assumes no income tax effect. Based on the number of basic shares outstanding as at December 31, 2003.

      At December 31, 2003, interest expense would have increased by $6.4 million per year if there was a 1% increase in the interest rates on the portion of our long-term debt that is not at fixed interest rates.

Dividends

      We did not pay dividends in 2003 or 2002. We paid dividends in 2001, 2000 and 1999 of $0.8 million, $6.6 million and $3.2 million, respectively.

Commitments and Contractual Obligations

Contractual Obligations

      Our material obligations under firm contractual arrangements are summarized below as at December 31, 2003. See also Notes 8(j) and 17 of the Consolidated Financial Statements.

	Payments Due by Period

	(in thousands of dollars)
	Less than			More than
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total

Long-term debt(1)	—	$160,000	$1,053,485	$833,469	$2,046,954
Mortgages and capital leases	$2,378	23,579	228	—	26,185
Operating leases	34,394	54,526	26,330	19,342	134,592
Purchase obligations(2)	75,354	19,362	22,948	5,811	123,475
Other long-term liabilities reflected on the balance sheet under GAAP	—	—	—	—	—

Total	$112,126	$257,467	$1,102,991	$858,622	$2,331,206

(1)	The amended bank credit facility will mature on May 31, 2006 if our Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005.

(2)	Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependant. An estimate of what we will spend in 2004 on these items is as follows:

i.	We are required to pay annual spectrum licensing and CRTC contribution fees to Industry Canada. We estimate our total payment obligations to Industry Canada will be approximately $60.0 million in 2004.

ii.	Payments to acquire customers in the form of commissions and payments to retain customers in the form of residuals are made pursuant to contracts with these distributors. We estimate that payments to distributors and other retailers will be approximately $340.0 million in 2004.

iii.	We are required to make payments to other communications providers for interconnection, roaming and other services. We estimate the total payment obligation to be approximately $145.0 million in 2004.

iv.	We estimate our total payments to a major network infrastructure supplier to be approximately $165.0 million in 2004.

Additional Information

      Additional information relating to us, including a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com.

BUSINESS

General

      We are a leading wireless communications service provider in Canada, serving approximately 4.1 million customers as of March 31, 2004, including over 3.8 million wireless voice and data subscribers and approximately 231,300 one-way messaging subscribers. We operate both a GSM/GPRS network and an integrated TDMA and analog network. The GSM/GPRS network provides coverage to approximately 93% of Canada’s population. Our TDMA and analog network covers a geographic area representing approximately 85% of Canada’s population in digital mode and approximately 93% of Canada’s population in analog mode. We estimate that our approximately 3.8 million wireless voice and data subscribers represent approximately 13.0% of the Canadian population residing in our coverage area. We offer subscribers wireless voice, data and messaging services across our wireless network, and we sell wireless handsets and accessories that are used by our subscribers in connection with our wireless service. Subscribers to our wireless service have access to these services throughout the United States through agreements with AT&T Wireless and other U.S. operators. Our subscribers also have access to international service in over 120 countries, including throughout Europe and Asia, through roaming agreements with other wireless communication providers.

      We offer wireless voice, messaging and data services across Canada. Our GSM/ GPRS network provides customers with advanced wireless voice and high-speed packet data services, including mobile access to the Internet, e-mail, digital picture transmission and two-way SMS. In June 2002, we completed the deployment of our digital wireless GSM/GPRS network overlay in the 1900 megahertz frequency bands. During 2003, we also completed the deployment of GSM/GPRS technology operating in the 850 megahertz spectrum across our national footprint, which expanded the network capacity, enhanced the quality of the GSM/GPRS network and enabled us to operate seamlessly between the two frequencies. In late 2003, we began trials of EDGE technology in the Vancouver, British Columbia market. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds available on our network. We have started to deploy EDGE across our national GSM/GPRS network and expect to complete the deployment by July 1, 2004. Our integrated wireless networks are operationally seamless in GSM/GPRS and TDMA digital functionality between the 850 megahertz and 1900 megahertz frequency bands, and between TDMA digital and analog modes at 850 megahertz.

      We market our products and services through an extensive nationwide distribution network of over 7,000 dealer and retail locations across Canada, which include approximately 2,500 locations selling subscription to service plans, handsets and prepaid cards and an additional approximate 4,500 locations selling prepaid cards. Our nationwide distribution network includes an independent dealer network, Rogers AT&T Wireless stores and kiosks, major retail chains, such as RadioShack Canada Inc., Future Shop Ltd. and Best Buy Canada, and convenience stores. We also offer many of our products and services through a retail agreement with Rogers Video, which had 279 locations across Canada as of March 31, 2004, and on our e-business website www.rogers.com.

      Our shared identity with the Rogers group of companies, which includes RCI, Rogers Media, Rogers Cable and Rogers Video, has enabled us to promote our wireless service as one element in a comprehensive package of communications, information and entertainment products and services. In March 2004, we began transitioning our branding to Rogers Wireless from Rogers AT&T Wireless, which will bring even greater clarity to the Rogers brand in Canada.

Overview of Wireless Industry

General

      Wireless voice service has been commercially available in Canada since 1985 and since 1984 in the United States. Since its introduction in Canada and the United States, the number of subscribers to wireless voice and data services has grown dramatically. As illustrated by the following chart, the total penetration in Canada at the end of 2003 was approximately 42%, which is lower than the U.S. penetration rate of approximately 54%.

	At December 31,

Canadian Wireless Voice and Data Industry Statistics	1999	2000	2001	2002	2003

Wireless voice and data subscribers (millions)(1)	6.9	8.8	10.7	12.0	13.4
Year over year subscriber growth(1)	30.2%	27.1%	22.2%	11.8%	11.4%
Total population (millions)(2)	30.4	30.7	31.0	31.4	31.6
Total penetration (based on total Canadian population)(3)	22.7%	28.5%	34.6%	38.2%	42.2%

	At December 31,

U.S. Wireless Voice and Data Industry Statistics	1999	2000	2001	2002	2003

Wireless voice and data subscribers (millions)(4)	86.0	109.5	128.4	140.8	156.4
Year over year subscriber growth(4)	24.3%	27.2%	17.3%	9.7%	11.1%
Total population (millions)(5)	280.7	283.7	286.6	289.5	291.8
Total penetration (based on total U.S. population)(3)	30.7%	38.6%	44.8%	48.6%	53.6%

	At December 31,

Our Voice and Data Statistics	1999	2000	2001	2002	2003

Wireless voice and data subscribers (millions)	2.2	2.5	3.0	3.4	3.8
Year over year subscriber growth	23.9%	17.7%	19.8%	12.5%	11.1%
Total penetration (based on total Canadian population)(3)	7.1%	8.2%	9.8%	10.9%	12.0%

(1)	Based upon our estimates and publicly available data from competitors.

(2)	Source of population data is the 1996 and 2001 Census of Statistics Canada, as adjusted by Statistics Canada to July 1 of each year using its 1998 and 2002 annual estimates of provincial growth rates, excluding the Yukon, Nunavut and Northwest Territories.

(3)	Represents total wireless voice and data subscribers divided by the total population at period end. See the “Summary — Selected Operating Data” section for statistics regarding our penetration in our covered population.

(4)	Data is based on the Merrill Lynch Industry Report dated February 11, 2004.

(5)	Source of population data is the U.S. Census Bureau. 2003 data based on population as at November 1, 2003.

Industry Trends

      In addition to the growth in demand for wireless voice service, various other factors have affected the wireless communications industry and have led to important changes and developments.

      Focus on Customer Retention. The wireless communications industry’s current market penetration in Canada is approximately 42% of the population, compared to approximately 54% in the United States and approximately 87% in the United Kingdom, and we expect the Canadian wireless industry to grow by 3 to 4 percentage points each year. While this will produce growth, the growth is slowing compared to historical levels. Such slowing growth has been, and will continue, driving the increased focus on customer satisfaction, the sale to customers of new data and voice service features and, primarily, customer retention. Due to legislation in the United States and other countries regarding local number portability and the speculation that this approach will be adopted by Canadian regulators, customer satisfaction and retention will become even more critical in the future.

      Demand for Sophisticated Data Applications. The ongoing development of wireless data transmission technologies has led developers of wireless devices, such as phone handsets and other hand-held devices, to create more sophisticated wireless devices with increasingly advanced capabilities, including access to

e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, wireless providers will need to continue to upgrade their existing digital networks to be able to offer the data transmission capabilities required by these new applications.

      Migration to Third Generation Wireless Technology. The ongoing development of wireless data transmission technologies has led manufacturers to create wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, and other functions. Increased demand for sophisticated wireless services, especially data communications services, has led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of data applications, including Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems. We began trials of EDGE technology in the Vancouver market late in 2003 and have started to deploy EDGE across the remainder of our national GSM/GPRS, with deployment expected to be completed by July 1, 2004.

Business Strategy

      Our goal is to achieve profitable growth within the Canadian wireless communications industry, and our strategy is designed to maximize our cash flow and return on investment. The key elements of our strategy are as follows:

Focus on Youth and Business Segments

      We believe that the youth segment, which we define as 14 to 24 year olds, is the fastest growing segment in the Canadian wireless communications industry. We are addressing the youth segment through targeted acquisition offers, such as specific handsets, specialized rate plans and alliances with brands that are popular with youth. In addition, we are focusing on data services that are attractive to the youth segment such as SMS, instant messaging and wireless Internet.

      Business customers, which include small and medium-sized businesses, large corporations and government, generate a substantial portion of the revenues in the Canadian wireless communications industry and generally higher revenue per user than consumer customers. In particular, we are focused on small and medium-sized businesses for which we are developing inbound and outbound sales channels specific to this segment through which we will promote targeted voice and data offerings as well as our international roaming capabilities. For large corporate and government customers our marketing focus is on data services, such as BlackBerry Wireless, and the benefits of our GSM/GPRS network for international roaming.

Deliver on Customer Expectations and Reduce Churn

      In addition to actively pursuing new subscribers, we continue to focus on retaining our existing subscriber base. We are currently implementing a number of new initiatives to increase subscriber satisfaction with our services and therefore reduce churn. We believe that our wireless voice and data subscriber base is a key asset and it is necessary to take steps to ensure continued subscriber satisfaction and loyalty. As the cost to acquire a new subscriber is generally much higher than the cost of retaining an existing subscriber, we believe that retaining our current subscriber base will increase our profitability.

      We have identified certain areas where focused attention is necessary to improve customer satisfaction. These areas include handset reliability and service, network coverage and quality, call center service, in-store customer experience and tenure recognition for existing customers. We have undertaken several initiatives to address these opportunities to improve customer satisfaction, including the following:

•	introducing a new handset service program that standardizes the process for repairs and provides customers with a temporary replacement handset while their handset is being serviced;

•	improving our call center and sales processes to focus on problem resolution;

•	implementing specialized customer retention programs to address high ARPU and long-tenured customers; and

•	developing targeted save and contract renewal offers that reflect the value of the customer.

      In addition, we have completed the deployment of our GSM/ GPRS network, which has improved the quality of our network services.

Increase Revenue from Existing Customers

      Our ability to increase revenue from our existing subscriber base is key to improving our profitability. Increasing the penetration of optional services such as voicemail and calling line ID as well as data services such as text messaging and wireless Internet is our primary focus. Through our analytical systems and tools, such as our customer relationship management system, we intend to target existing customers with opportunities to purchase additional services at various points of customer contact. These contact points include inbound customer care centers, outbound telemarketing, SMS and bill messages. We target new customers through our welcome call and welcome kit programs.

Enhance our Sales Distribution Capabilities

      We are in the process of enhancing our sales distribution channels to focus on the youth and business segments. The Rogers Plus mall stores, which are Rogers branded stores operated by RadioShack Canada, will be refurbished to provide a more youthful retail experience. We will also continue to work with Rogers Video to expand their sales of our products and with our third party dealers to improve their sales forces and focus their efforts on the business segment. Our corporate sales force will focus on enhancing existing customer relationships and increasing sales of data products to new and existing customers.

Maintain a Technologically-Advanced Network

      We believe that demand for sophisticated high-performance wireless data transmission services will increase in the coming years, and, accordingly, it is critical that we maintain a network that can support these expected demands. In addition, we expect the demand for high-quality voice services will continue to increase. We believe that it is necessary to provide these capabilities quickly and cost effectively over a high quality and pervasive coverage footprint. We intend to focus on improving the quality of our GSM/ GPRS network by implementing network software-based quality improvement features and constructing in-fill cell sites in our major urban markets, on high traffic transportation corridors and in rural recreational areas. We also intend to increase our network capacity to accommodate the increase in demand for voice and data services from new and existing customers. This will be achieved through a combination of new cell sites, an increase in radio channels and network software-based capacity improvement features.

Leverage Our Strategic Relationships

      We intend to build on our relationships with the Rogers group of companies to provide bundled product and service offerings to our subscribers at attractive prices. An example of a successful bundling program is our participation in the Rogers VIP Program, which offers subscribers a 10% discount on our services, Rogers Cable and Rogers Internet services as well as Rogers Video and RadioShack purchases. In addition, members receive discounts on magazine subscriptions sold by our affiliate, Rogers Media, and on purchases through The Shopping Channel, a television home shopping service owned and operated by Rogers Media. We also bundle our wireless voice services with Rogers Cable and Rogers Internet services.

We believe that certain subscribers will be attracted to the wide selection and combination of products and services that bundling provides. We also believe that we will gain economies of scale and other benefits by broadening our arrangements with RCI and Rogers Cable.

Voice Services

      Our network provides analog and digital wireless voice services across Canada and covers approximately 93% of the population. We have constructed a national wireless voice network, and we are able to offer wireless services nationwide in Canada using our own facilities as opposed to relying on roaming agreements with other service providers. As a result, our subscribers are able to make calls, receive calls or activate network features anywhere in our national network without accessing networks of other wireless companies. Our wireless voice services also can include custom calling features, such as voicemail, call forwarding, calling line ID, three-way calling and enhanced directory assistance.

      Postpaid Plans. Postpaid wireless voice service consists of a monthly service fee and includes a fixed number of minutes, commonly referred to as a bucket. Postpaid service usually includes additional fees for usage above the limit established by the bucket, as well as additional fees for long distance calls. We bill subscribers of our postpaid plans on a monthly basis.

      Prepaid Plans. We were the first Canadian wireless service provider to launch a prepaid wireless plan as an alternative to traditional postpaid wireless plans. Our prepaid plan has no long term contracts and no monthly bills. The subscriber purchases a bucket of minutes in advance, which can be used over a set period of time. Our subscribers can purchase minutes through prepaid cards, which are available at retail locations throughout Canada and through the Rogers group of companies’ Internet website. Prepaid plans offer local and long distance service from Canada. Local calls within Canada are charged at approximately $0.33 per minute, while long distance calls incur additional charges.

      To provide our subscribers with a complete service and pricing package that best suits their specific demands, we have developed a variety of specialized product and service plans to choose from, including, among others, the following:

      One Rate Plans. Our Digital One Rate pricing plans eliminate separate North American long distance and U.S. roaming charges and provide subscribers with a single rate for all calls made within North America. Our Canadian One Rate plan provides a single rate for calls made in Canada to any destination in Canada and the United States.

      Family Plan. Our Family Plan allows two to five family members, each with a separate handset and telephone number, to share a single bucket of minutes, make and receive calls between family members on the plan at no cost and receive a single monthly bill that covers all family members.

      Corporate Best. We offer our corporate accounts our Corporate Best pricing plan. Under this plan, a corporate subscriber will select a base pricing plan. At the end of each month, however, we automatically review each account’s minutes of use and apply the best pricing plan for the billing period in review. We also offer our small business accounts our Business Best plan, which is a version of our Corporate Best plan that is designed for small businesses.

      Optional Services. We offer a number of enhanced services and value-added products, which we believe are important to enable us to increase monthly revenues from both existing and new subscribers. These services are generally available to subscribers for an additional fee and include:

•	Calling Line ID — This service displays the phone number of each caller and allows subscribers to see who is calling before answering the phone. If the number matches a number in the phone’s memory, the caller’s name is also displayed.

•	Mobile Message/Mobile Message Paging — This is a voice mail service for wireless voice subscribers. A one-way paging service can also be added which delivers a message to the subscribers pager once a message is deposited in the voice mail box.

•	Directory Assistance Call Completion — This service allows subscribers to request a telephone number from directory assistance, which is then dialed automatically.

      Roaming. As a result of our alliance with AT&T Wireless and agreements with other wireless carriers in the United States, including Cingular Wireless LLC and T-Mobile USA, Inc., our wireless services are available across the United States in a service area that covers most of the U.S. population. Our subscribers also have access to international service in over 120 countries, including throughout Europe and Asia, through roaming agreements with other wireless communication providers. Roaming calls are charged the applicable roaming rates of the local wireless operator, which vary from carrier to carrier, and may include a per minute airtime rate plus applicable long distance charges. We also charge roaming fees to visiting subscribers to our service areas. In Canada, we operate a national network and therefore we do not charge our subscribers roaming rates for calls made within Canada. Our national network enables our subscribers to make calls, receive calls or activate network features from anywhere in our network as easily as if they were in their home service areas, without any requirement to notify callers of their location or have callers use special access codes.

      Long Distance. We are one of the wireless operators in North America that has constructed extensive fiber optic and microwave long distance transmission facilities as part of our nationwide wireless network. Subscribers, other than those on either Digital One Rate or Canadian One Rate plans described above, pay applicable long distance charges to us in addition to local airtime charges for long distance calls made to other wireless and conventional telephones. Long distance fees are also charged for incoming calls received by subscribers traveling outside their home areas within the network.

Data Services

      In addition to our GSM/GPRS wireless voice and high-speed packet data network, we operate a Mobitex mobile packet-switched data network in all major urban centers across Canada. These data networks provide subscribers with digital wireless data connectivity for many applications, including e-mail, Internet browsing, point-of-sale terminals, remote data collection and two-way messaging. The transition of our network to third generation technology will significantly enhance the data transmission products and services we will be able to offer our subscribers.

      BlackBerry Wireless. Our two-way messaging service, offered with BlackBerry Wireless devices operating on both our GSM/GPRS and Mobitex networks, provides wireless e-mail, access to the Internet, calendar and other personal organizer features, all from a single, integrated wireless handheld device. BlackBerry Wireless devices also offer integrated wireless voice and paging services on the GSM/GPRS and Mobitex versions, respectively. In the fourth quarter of 2003, we introduced the BlackBerry Wireless 7280, which offers a color display and operates in both the 850 megahertz and 1900 megahertz frequency bands.

      Short Messaging Service. This service allows for text messages to be sent and received directly on a wireless handset. SMS messages can be sent between wireless handsets, or from the Internet to a wireless handset. SMS messages can be exchanged between our customers or, through an inter-carrier gateway, between our customers and customers of U.S. and certain international wireless operators.

      Navigate. Navigate is our wireless Internet service that enables customers to browse the Internet, access e-mail, chat online and download ring tones, graphics and games, all from a GSM/GPRS handset.

      One-Way Messaging. One-way messaging services, also commonly referred to as paging, consist of alpha or numeric messages delivered to a subscriber through a messaging or pager device. We believe that one-way messaging is a mature product and that as two-way messaging and converged voice and data devices increase in popularity, one-way messaging churn will likely continue at relatively high rates. We intend to continue to market one-way messaging services and target these services in the business and youth segments.

      Wireless Data. In addition to the services discussed above, we provide subscribers digital wireless data connectivity for many applications, including wirelessly-enabled PDAs and pocket computers, such as

Palm Tungsten W and the Handspring Treo, personal computer memory card international association, or PCMCIA, cards for laptops, point-of-sale terminals and remote data collection such as meter reading, alarm monitoring and asset and package tracking.

      We expect that the launch of our third generation network will significantly expand the scope of wireless data products and services we will be able to offer. We expect that our services will provide our subscribers enhanced data transmission capabilities, such as e-commerce and shopping services, which can supplement more traditional data services such as access to news, sports, weather and financial information. We also expect to offer our corporate subscribers wireless data transmission services that can act as mobile extensions of their information technology networks.

Marketing

      Our primary marketing goals are to increase market share and increase revenues by:

•	offering value and choice to our subscribers through competitive pricing strategies and innovative product and service offerings;

•	reducing churn through retention and loyalty programs; and

•	increasing consumer awareness of our brand.

      We have undertaken a number of initiatives that are designed to achieve these goals. Our marketing group is divided into two market segments: business and consumer. Each segment focuses on designing product and service offerings that are priced and promoted specifically to meet the demands of the market segment. We believe that through this focus we have been able to better understand and service the needs of our subscribers and our marketing segments have been able to develop marketing strategies for new products that will be effective in reaching potential subscribers.

      Customer Information and Relationship Management Systems. In 2001, we completed the implementation of a new customer information system, which is supplied by Amdocs Limited. The platform allows for the pricing, billing and service of multiple product lines with an easy to use graphical interface enabling efficient customer handling. We believe our customer information system provides us with the flexibility to better offer our subscribers a greater variety of wireless products and services, including bundled service packages and customized service packages. Our customer information system also enables us to provide our subscribers with a consolidated bill that permits us to more effectively bundle our services with those of the Rogers group of companies, including Rogers Cable.

      We are also investing in analytical systems, such as our new customer relationship management system, to assist in analyzing information about our customers. We expect that this analysis will help to reduce churn and improve our ability to target existing customers with opportunities to purchase additional services from us, both of which are expected to increase our revenue and reduce our operating costs.

      Convergence. Convergence is the combination of one or more of our products, services or resources with those of the Rogers group of companies and our strategic partners. We believe that convergence is important because it allows us to offer bundled packages of products and services to our subscribers. A number of product convergence initiatives have been implemented to date, with the most significant being the Rogers VIP Program. This program offers consumers a 10% discount on our services, Rogers Cable and Rogers Internet services as well as Rogers Video and RadioShack purchases. In addition, members receive discounts on Rogers Media magazine subscriptions and purchases through The Shopping Channel.

      We have also undertaken a number of resource convergence initiatives, such as the customer call centers that serve all of the Rogers group of companies. These call centers provide subscribers of Rogers companies a single point of contact for customer service requests. We have also launched an electronic business site that allows customers to purchase services and products from the Rogers group of companies over the Internet. See the section entitled “Certain Transactions and Relationships — RCI Arrangements — Call Centers.”

      Branding. We will also seek to increase brand awareness. We believe that strong branding positively impacts consumer awareness of our company as an innovator and leader in our markets. Early in 2004, we began transitioning our branding to Rogers Wireless from Rogers AT&T Wireless to bring greater clarity to the Rogers brand in Canada. In December 2003, we and AT&T Canada Enterprises Inc. amended our brand license agreement to permit us to terminate the agreement at any time, but not later than March 31, 2004. We terminated the agreement effective March 8, 2004.

      Subscriber Retention and Loyalty Programs. We view the reduction of churn as a priority and have initiated and are developing a number of programs that are designed to reduce customer deactivations. We will continue to expand our coverage areas and improve our coverage in existing coverage areas, where financially beneficial, to reduce churn.

      We have implemented a subscriber retention program and subscriber save program. Our retention program includes a handset replacement program, whereby a subscriber, based upon eligibility criteria, is offered a new handset at a price which is as good as, or better than, our current offers for new subscribers. Our subscriber save program offers a lower cost price plan, a handset upgrade or free service options in order to prevent subscribers from deactivating.

      We believe that term subscriber contracts are key to increasing revenue and reducing churn. Under our contract renewal program, we initiate contact with subscribers prior to contract expiration and offer incentives such as a handset upgrade or other incentives with a contract renewal. At December 31, 2003, approximately 67% of our postpaid wireless voice and data subscriber base were under contracts with an initial term of more than 12 months. We believe subscribers are attracted by competitive offers prior to expiration and may deactivate to upgrade their handset or price plan.

Distribution Network

      We market our products and services through an extensive nationwide distribution network of over 7,000 dealer and retail locations across Canada, which include approximately 2,500 locations selling subscriptions to service plans, handsets and prepaid cards and an additional approximate 4,500 locations selling prepaid cards. Our dealer network includes approximately 200 dealers operating approximately 580 of our stores and kiosks across Canada. Under long-term dealer agreements, which typically have a term of at least five years, these Rogers Wireless branded dealers carry only our product offerings. The dealer locations that sell our phones and prepaid cards are generally intended to be comprehensive sales and service locations, offering consumers the opportunity to purchase the full range of our products and services, as well as have handset and billing related issues resolved. We also have many non-exclusive dealers on shorter term agreements, who typically offer our wireless products and services as complements to their other businesses, such as consumer electronics. We generally pay our dealers a commission for each subscriber activated that is linked to the value of the service plan selected by the subscriber, and generally make residual or account management payments to our long-term dealers based on the subscriber’s ongoing service charges for postpaid service.

      Our retail network includes distribution arrangements with major retail chains across Canada, including Future Shop Ltd., Best Buy Canada, Wireless Wave and The Telephone Booth, a division of Hartco Corporation. Our most significant retail agreement is with RadioShack Canada, under which we have opened 78 retail stores and kiosks that are branded Rogers Plus and managed by RadioShack Canada in shopping centers across Canada. These stores feature our wireless products and services. In addition, RadioShack Canada features our wireless products and services exclusively in Canada in its approximately 450 corporate-owned stores and a number of associate stores. We also offer some of our products and services through a retail agreement with Rogers Video, which has approximately 279 locations across Canada. In addition, our prepaid wireless phone cards are available in Petro-Canada service centers, Shopper’s Drug Mart and major convenience store chains such as Mac’s and Couche Tard, both of which are owned by Alimentation Couche-Tard Inc.

      We also sell our products and services to the business segment through a corporate sales force and telesales. Our sales employees develop relationships with individual corporate clients and provide account management to these clients.

      Our e-business Internet site, which is operated by RCI, acts as an on-line sales channel directly to consumers. Our Internet site offers wireless, cable and video products and services of the Rogers group of companies, as well as certain magazine publications of Rogers Media. We have also expanded the website to offer administrative services to our subscribers, such as the ability to subscribe for additional services and to access on-line bill presentment and payment and account information updates. Finally, we have launched a dealer extranet that provides our dealers with on-line activation access to information regarding our products, services and processes.

Network

Wireless Voice and Data Networks

      Our national GSM/ GPRS network provides integrated wireless voice and packet data service to approximately 93% of Canada’s population in both the 1900 megahertz and 850 megahertz frequency bands and is fully interoperable between these frequency bands when utilizing dual-band handsets. Our TDMA and analog network provides voice services to approximately 93% of Canada’s population with analog signal and approximately 85% of Canada’s population with TDMA digital signal, and is also fully interoperable with dual-mode handsets. We are nationally licensed to operate in 25 megahertz of radio spectrum in the 850 megahertz band, 20 megahertz of radio spectrum in the 1900 megahertz band in Southern Ontario, and 30 megahertz of radio spectrum in the 1900 megahertz band elsewhere in our licensed area of operation. We provide wireless services across Canada using primarily our own microwave radio and fiber optic transmission facilities to connect cell sites to switches and to connect switches to each other. This has enabled us to limit our reliance on third parties for leased transmission facilities and generate significant profit margins from the carriage of our own long distance traffic. Because we operate a single national network, our subscribers are able to make calls, receive calls and activate network features anywhere in the network as easily as if they were in their home areas.

      We offer both analog and digital service to our subscribers. We believe that digital technology offers many advantages over analog technology, including substantially increased network capacity, increased call quality, greater call privacy, enhanced services and features, improved handset battery life, lower operating costs, reduced susceptibility to fraud and the opportunity to provide packet data connectivity to our subscribers. Demand for analog service has declined over the last several years as the coverage provided by digital networks has increased.

      We completed our national deployment of GSM/ GPRS in the 1900 megahertz frequency band in the first half of 2002, matching our TDMA coverage footprint. Our GSM/ GPRS infrastructure was co-located at our existing TDMA and analog cell sites and switching locations, sharing existing backhaul transmission facilities and thereby enabling a rapid and cost-effective deployment. GPRS technology provides our subscribers with significantly improved data transmission services using packet data connections which are well-suited to Internet browsing and e-mail, while the GSM technology provides high quality digital voice service. GSM/ GPRS is the most broadly deployed mobile wireless technology in the world, ensuring that there is available to us a broad variety of handsets with ever-increasing functionality. Because GSM’s worldwide economy of scale results in a more cost effective network and greater functionality, all network capacity growth and coverage quality enhancements since 2002 have been implemented only on the GSM/ GPRS network.

      During 2003, we deployed GSM in the 850 megahertz band nationally, overlaid on our 1900 megahertz network infrastructure. This provided additional call carrying capacity utilizing all of our licensed frequency bands, as well as improved radio signal propagation throughout the network, resulting in increased in-building signal penetration and improved fringe-area coverage performance. Dual-band and multi-band GSM handsets take advantage of both frequencies, switching automatically between frequencies to optimize call quality and capacity. The deployment of GSM at 850 megahertz required the installation of additional radio transceivers in existing cell sites and the expansion of switching system capacity to accommodate the increased traffic on the network. Interoperability between the frequencies is managed by software parameters in the existing base station controllers.

      We offer seamless international roaming coverage through agreements with other operators. TDMA roaming is provided through our alliance with AT&T Wireless and through agreements with other roaming partners that employ TDMA in the United States and around the world. We currently offer GSM voice roaming in over 120 countries and GPRS data roaming in over 40 countries. The GSM/ GPRS international roaming footprint continuously increases as we negotiate additional roaming agreements with international operators.

      We also operate a national messaging network in the 900 megahertz band, offering national, regional and local one-way alphanumeric and numeric messaging services. In addition, we offer a national wireless packet data network on the Mobitex standard, providing data transmission service to approximately 55% of the population located in the top urban markets across Canada. We offer point-of-sale, telemetry, dispatch and BlackBerry Wireless two-way messaging service on this network.

      Our wireless voice and data networks are overlaid on our existing wireless voice infrastructure by sharing towers, shelters, power, transmissions systems and operations and maintenance staff, making these networks cost-effective to operate.

Third Generation Technology Network

      We expect that the demand for sophisticated, high-bandwidth wireless data applications will increase in the coming years. While our second generation TDMA network enables integrated voice and data communications with a number of digital features such as calling line ID, two-way alphanumeric messaging and circuit-switched data delivery, the data transmission rates available on this network are insufficient to provide sophisticated multimedia services with the quality and speed contemplated by third generation technologies. Accordingly, we have deployed a network technology platform based on the worldwide GSM standard to support integrated third generation wireless voice and data services that we anticipate subscribers will demand.

      On November 30, 2000, we announced a third generation network augmentation program that would accelerate our ability to provide fully-integrated voice and packet data transmission services and conform to dominant global standards. We intended our evolution to third generation mobile wireless technology to be undertaken in three stages.

      In the first stage, we augmented our existing TDMA digital network by overlaying a GSM network with integrated GPRS technology to fully match our coast-to-coast analog footprint coverage of approximately 93% of Canada’s population. This provided fully-integrated digital voice and packet data capability to our national footprint.

      During late 2003, we commenced the second stage by deploying EDGE technology, a significant enhancement of GPRS data rates, in our Vancouver, British Columbia market, where we are currently performing a market trial of the increased capabilities. Because we had implemented the latest-generation GSM/ GPRS gear in our network, this EDGE deployment was accomplished with a software upgrade to our existing plant. EDGE more than triples the wireless data transmission speeds available using GPRS. We have started to deploy EDGE throughout our national GSM/ GPRS footprint and expect to complete the deployment by July 1, 2004.

      EDGE capable handsets and devices are compatible with GSM/ GPRS networks, which will facilitate roaming by our subscribers into GSM/ GPRS service areas not yet updated to EDGE protocol, much in the same way that current dual-band, dual-mode digital handsets are compatible with analog network technology. There are currently a limited number of EDGE-capable devices commercially available, but the number of devices is expected to increase throughout 2004.

      We intend to complete our transition to the next generation of digital technology by deploying UMTS technology using W-CDMA. We believe UMTS is the highest performing third generation technology and is the worldwide choice to provide the capabilities necessary to deliver the high-capacity and advanced services that subscribers will demand in the future. We believe these capabilities will enable a broad variety of advanced wireless multimedia services, including video streaming, Internet access and the extension of high-bandwidth corporate information systems into the mobile wireless environment. We believe that UMTS will be best suited to provide the necessary capacity to deliver these high bandwidth applications in dense urban areas and we expect to initiate trial UMTS service in our network during 2006, with deployment in major markets in subsequent years. We expect that UMTS will be deployed primarily in major urban markets and that GSM/ GPRS-EDGE will continue to provide high-speed data services in the rest of our coverage area where the increased capacity afforded by UMTS is not immediately required. As with our deployment of GSM/ GPRS and EDGE, the UMTS network overlay will be deployed on our existing nationwide network infrastructure, reusing our fully deployed infrastructure of existing towers, shelters and transmissions facilities, and core network capabilities. UMTS capable handsets are compatible with the previously established EDGE and GSM/ GPRS networks.

      With UMTS technology, we expect that several classes of subscriber devices will be available. These devices are expected to support both voice and data, or operate as a data-only device similar to PCMCIA cards for laptops, PDAs and pocket computers. We expect that applications for UMTS technology will drive the development of wireless devices offering Internet access capabilities comparable to fixed-wired desktop computers.

      We believe that our three-phase approach to achieving the final UMTS network has enabled us to accelerate into 2004 the availability of high-speed integrated digital voice and packet data services throughout our national footprint in a cost efficient manner. We believe that moving directly from the initial TDMA network to UMTS would have delayed the introduction of these advanced capabilities, and consequently would have delayed associated service revenues and risked increased churn and lower gross subscriber additions in a marketplace in which our competitors are expected to offer these services. The core GSM switching nodes, core GPRS nodes, Internet Protocol network and service networks deployed during the first two phases will continue to serve as the basis of the third phase UMTS network, and would have been required for a stand-alone UMTS network in any case.

      U.S. and international carriers have announced that they are following a similar development path to third generation wireless service. As a result, it is expected that our subscribers will have access to wireless networks in Canada, the United States and Europe as those networks evolve. In addition, we believe this common technology will encourage the development of wireless devices and applications that are compatible with each stage of our networks’ development, as well as allow us to take advantage of worldwide economies of scale for network equipment and handsets. Ericsson Canada has agreed to be our exclusive national supplier of next generation network equipment through the end of 2005. This supply agreement may be extended for an additional two years upon the mutual agreement of the parties. Under the terms of this agreement, Ericsson Canada will provide us with network equipment services to support each phase of our migration to a third generation network. Ericsson Canada has been our principal supplier of network equipment since 1985, and we believe our continued relationship with this leader in telecommunications infrastructure will assist us in the timely and effective deployment of quality next generation service.

      Throughout our deployment of each next generation technology, we expect to maintain our TDMA network, as well as each preceding stage of technology. We believe that operating and maintaining a hybrid network of TDMA and GSM/ GPRS-EDGE and UMTS equipment is cost effective based on our ability to share common infrastructure, operational support systems, billing system interfaces and operations and maintenance resources for both networks. In addition, our existing nationwide TDMA digital network will continue to offer high-quality voice and short message services for the foreseeable future. We believe that these service offerings along with the advanced capabilities available on the GSM/ GPRS-EDGE and UMTS networks will provide Canadian consumers with even greater choice in network features and handsets than was previously available.

Competition

      The Canadian wireless communications industry is highly competitive. In the wireless voice and data market, we compete primarily with three other wireless service providers, Bell Mobility Inc. (Bell Mobility), Telus Communications Inc. (Telus) and Microcell Telecommunications Inc. (Microcell), and may in the future compete with other companies using existing or emerging wireless technologies, such as WiFi or “hotspots”. In the wireless messaging market, we also compete with numerous local and national paging providers. Competition for wireless subscribers is primarily based on price, scope of services offered, sophistication of wireless technology offered, quality of service, breadth of distribution, service coverage, selection of equipment, brand and marketing. We also compete with our rivals for dealers and retail distribution outlets.

      In 2003, Microcell, which operates under the “Fido” brand, restructured its business and financing pursuant to the Companies’ Creditors Arrangement Act (Canada) and emerged from court protection with a significantly reduced debt load. This recapitalization may permit Microcell to compete in the market more vigorously than it had prior to its restructuring. On May 13, 2004, Telus Corporation, the parent company of Telus, announced plans to launch an all-cash bid to acquire all of the issued and outstanding publicly traded shares and warrants of Microcell. On May 20, 2004, the Board of Directors of Microcell announced its recommendation that Microcell security holders not tender their shares and warrants to Telus Corporation. The Board of Directors based its recommendation on the financial inadequacy of the offer and certain conditions placed on the offer.

      On March 30, 2004, Bell Mobility announced plans to launch mobile voice and data services in Canada through Virgin Mobile Canada, a company jointly owned by Bell Mobility and The Virgin Group. The new company intends to focus on the youth market and will operate under the Virgin Mobile brand.

      We currently compete against Telus, Bell Mobility and Microcell on a national basis and against the smaller regional and independent incumbent wireline telephone companies in their respective service areas. Historically, Bell Mobility operated in Ontario and Quebec and expanded west and Telus operated in the western provinces and expanded east. In addition, the parent of Bell Mobility controls Aliant Inc., the incumbent telecommunications services provider in Atlantic Canada, which offers wireless services in its markets. In 2001, Bell Mobility and Telus entered into a CDMA network sharing agreement that allows them to expand new technology services more quickly and to reduce capital expenditures.

      We currently cover approximately 93% of Canada’s population though our analog and digital service coverage. Our ability to offer digital communications services that are similar to those offered by other digital providers on both our 850 megahertz and 1900 megahertz digital networks is a competitive advantage. Our national licenses for bulk 850 and 1900 megahertz frequencies afford us with additional capacity and flexibility for future growth. In addition, our selection of GSM/ GPRS technology, which provides us with the ability to enter into roaming agreements with many service providers in other countries, allows for the seamless availability of roaming wireless services offered outside Canada, thereby offering potential subscribers an expansive service area.

      Services offered using ESMR, or Enhanced Specialized Mobile Radio, systems compete with wireless services. ESMR refers to a low-powered “cellular-like” communications service supplied by converting analog trunk radio systems such as Specialized Mobile Radio, or SMR, into an integrated, digital transmission system. ESMR addresses certain of the technical limitations of existing SMR systems. Telus began offering ESMR services in 1996 and Bell Mobility intends to offer it in 2004.

      Potential users of wireless services may also find their communications needs satisfied by other current and developing technologies. For example, trunk radio systems such as SMR and other communications services that have the technical capability to handle mobile telephone calls, including interconnection to the wireline telephone network, may provide competition to wireless services in certain markets. WiFi also allows suitably equipped devices, such as laptops and personal digital assistants, to connect to a wireless access point and may either compliment or substitute mobile packet data services such as those offered on our GSM/ GPRS network.

      We could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licenses. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licenses or of a holder of wireless licenses.

      Over the past several years, certain countries in Europe and Asia have implemented wireless local number portability, or LNP. In November 2003, as mandated by the U.S. government, the U.S. wireless industry began the implementation of wireless LNP. Wireless LNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of wireless LNP and capabilities represents significant costs for the carriers in a country to deploy. There has been no regulatory mandate for the implementation of wireless LNP in Canada; however, if wireless LNP were to be required, this could cause an increase in churn among competing Canadian wireless service providers.

      Continuing technical advances in the communications field make it impossible to predict the extent of future competition with other wireless service technologies. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render our mobile wireless systems less profitable or even obsolete.

Regulation

      Our wireless operations are subject to licensing by Industry Canada and regulation by the CRTC.

     Licensing by Industry Canada

      The awarding of spectrum and licenses for mobile voice and data services in Canada is under the jurisdiction of Industry Canada, a department of the Government of Canada. Industry Canada is responsible for telecommunications policy in Canada, and has specific jurisdiction under the Radiocommunication Act to establish radio licensing policy and award radio licenses for radio frequencies which are required to operate our wireless communication systems. Industry Canada also has the authority to revoke a radio license at any time for failure to comply with its conditions of license, but revocations of this nature are extremely rare and radio licenses issued under the Radiocommunication Act are usually renewed upon expiration if conditions have been met.

      Industry Canada has the power to require modifications to the license conditions applicable to the provision of wireless services in Canada at any time, to ensure the efficient operation and orderly development of radio communication facilities and services in Canada.

      Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for third generation networks and possible timing of a third generation spectrum auction. Industry Canada has proposed a possible spectrum auction date of 2005 to 2006 for this spectrum. The Federal Communications Commission, or FCC, is expected to auction similar spectrum in the 2004 to 2005 period. We expect that Industry Canada will follow the spectrum allocation of the FCC and will likely proceed with the auction in the 2005 to 2006 timeframe. A final determination on these matters is not expected until late 2004.

      On February 9, 2004, Industry Canada commenced an auction for one block of 30 megahertz of spectrum in the 2.3 gigahertz band and three blocks of 50 megahertz of spectrum and one block of 25 megahertz of spectrum in the 3.5 gigahertz band. This auction was completed on February 16, 2004. There were over 172 geographic license areas in Canada for each available block. Successful bidders for the spectrum have flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expects that the spectrum will be used for point-to-point or point-to-multi-point broadband services. We participated in this spectrum auction and, as a result, have committed to acquire 33 blocks of spectrum in various license areas for an aggregate bid price of $5.9 million.

      Wireless Voice and Data Services. Industry Canada has granted us licenses to establish wireless service throughout Canada using the 800 megahertz and 1900 megahertz frequency bands. We also have authority to operate wireless service in other 1900 megahertz frequency bands that we purchased in a 2001 spectrum auction.

      The following is a brief summary of the material conditions of our wireless licenses:

•	we must comply with the Canadian ownership and control requirements established in the Telecommunications Act and associated regulations;

•	the federal Minister of Industry must be notified prior to any material change in ownership or control in fact of our company; and

•	at least 2% of our adjusted gross revenues from our wireless operations (excluding inter-carrier payments, bad debts, third party commissions and provincial goods and services taxes collected) averaged over the terms of the licenses must be invested in research and development.

      In addition to similar conditions relating to Canadian ownership and control and contributions to research and development, the wireless license granted to us in 1995 is subject to conditions relating to the time frame for rolling out service across Canada and requiring us to resell wireless services and offer analog roaming to other wireless licensees. Our wireless licenses, other than those issued in 2001, expire on March 31, 2006. In a December 2003 policy document, Industry Canada announced that licenses will be issued for a ten-year term instead of the current five-year term. We believe we have consistently met or exceeded all license conditions attaching to our licenses.

      The wireless licenses issued as a result of our successful bids in the 2001 spectrum auction expire on June 19, 2011. In addition to compliance with Canadian ownership and control requirements, we are subject to compliance with Industry Canada’s spectrum aggregation limit, must invest of 2% of adjusted gross revenues from operations in this spectrum over the term of the license in research and development, must resell wireless service to other wireless licensees on a non-discriminatory basis and must demonstrate that the spectrum has been put to use within five years of the auction’s close. We believe the spectrum has been put to use.

      Messaging and Data Services. Industry Canada has granted us nationwide paging licenses to operate paging services on the 900 megahertz frequency band for Canada and licenses to operate our paging service in Canada on an internationally coordinated frequency within the 900 megahertz band. Our paging licenses contain certain conditions relating to fulfillment of development plans, equity ownership restrictions preventing non-Canadian ownership of our company from exceeding 20% and various technical matters. We believe that our paging licenses are in good standing. In addition, we currently hold Mobitex frequencies in the 800 megahertz frequency band used for several applications including wireless point of sale, parking meters and some BlackBerry Wireless service.

     Regulation by the CRTC

      The CRTC regulates all telecommunications common carriers in Canada that provide or participate in a national communications system, including mobile voice and data and paging service providers, in accordance with the requirements of the Telecommunications Act.

      Under the Telecommunications Act, all telecommunications common carriers are required to seek regulatory approval for all proposed tariffs for telecommunications services. The Telecommunications Act also requires that all rates be just and reasonable and prohibits a carrier from conferring an undue preference or advantage on any person. However, under the Telecommunications Act, the CRTC has the power to forbear from regulating in whole or in part, particular services. The CRTC may also exempt an entire class of carriers from regulation under the Telecommunications Act, where the CRTC finds the exemption of the class of carriers is consistent with the objectives of Canadian telecommunications policy.

      In December 1996, the CRTC reconfirmed an earlier decision that it was appropriate to forbear from regulating the rates for wireless services other than wireless services provided directly by the incumbent telephone companies rather than through an arm’s-length subsidiary. The CRTC has subsequently forborne from regulating the provision of these services directly by the incumbent telephone companies on a case-

by-case basis. The CRTC determined, however, that all wireless voice service providers should remain subject to the statutory requirement prohibiting them from discriminating unjustly between subscribers or with regard to access to their networks. The CRTC also retained its jurisdiction to impose conditions on the provision of any wireless voice service. As a result of this decision, we are not currently required to file tariffs for CRTC approval in respect of any of our wireless services.

      Interconnection with Public Switched Network. Our network must be interconnected with the public switched telephone networks so that subscribers to our system are able to call, and be called by, persons using a conventional wireline telephone service. The CRTC regulates the rates charged to us by the federally regulated wireline telephone companies for access to their local exchange networks, as well as the terms and conditions for such access.

      Contribution Payments. In November 2000, the CRTC released a decision which fundamentally alters the mechanism used by the CRTC to collect “contributions” to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunication service providers, including wireless service providers such as us, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% in 2001, 1.3% in 2002 and 1.1% in 2003. The interim rate for 2004 has been set at 1.1% and the final rate for 2004 will not likely be set until December 2004. The final rate for 2004 would likely be retroactive to January 1, 2004.

      Regulatory Developments. Industry Canada has concluded a review of the conditions that apply to wireless licenses and amended these license conditions in April 2004 to make them more consistent with the conditions of the PCS licenses awarded in the 2001 PCS auction. Specifically, this amendment enhances the transferability and divisibility of these licenses and modify the license fee structure to ensure that the methodology for calculating spectrum fee assessments is consistent across all licenses. Spectrum fees have been charged on a per radio channel basis under cellular licenses and on a per site basis under PCS licenses. The new regime is based on an annual cost per megahertz per population for both frequency ranges, and, as a result, fees will be based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. The new rate, established by Industry Canada in December 2003, came into effect on April 1, 2004. As a result of the new methodology, there is an increase of approximately $100,000 in annual spectrum fees for us that will be phased in over a seven-year period to 2011.

     Restrictions on Non-Canadian Ownership and Control

      Pursuant to the Telecommunications Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as us, may be held by non-Canadians, and up to 33 1/3% of the voting shares of a parent corporation, such as RCI or RWCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled by non-Canadians. Similar restrictions are contained under the Radiocommunication Act. In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report which opposed the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. Officials from the Heritage and Industry departments will convene to reconcile the two positions. We support the recommendation calling for the removal of foreign ownership restrictions but cannot predict the nature or timing of changes that might result.

      RWCI’s articles of incorporation give its board of directors the authority to restrict the issue or registration of transfer of shares of RWCI where such issuance or transfer would jeopardize our ability to obtain, renew or maintain licenses relating to our business.

Employees

      As of March 31, 2004, we had approximately 2,380 full-time equivalent employees, all of whom were employed in Canada. Our employees do not belong to any union and are not represented by any formal employee association. We believe that our relations with our employees are good.

Properties

      In most instances, we own the assets essential to our operations. Our major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment including switches, radio channels, base station equipment, microwave facilities and cell equipment. We also lease land and space on buildings for the placement of antenna towers and generally lease the premises on which our switches are located, principally under long-term leases. We own a Toronto office complex in which our executive offices are located. We are also leasing a majority of this office space to other subsidiaries of RCI. See the section entitled “Certain Transactions and Relationships — RCI Arrangements — Real Estate.” In addition, we own service vehicles, data processing facilities and test equipment. Most of our assets are subject to various security interests in favor of lenders.

Legal Proceedings

      There exist certain legal actions against us arising in the ordinary course of our business, none of which is expected to have a material adverse effect on our consolidated financial position.

      From time to time in the ordinary course of our business, we are contacted by members of our dealer network alleging various claims arising out of our dealer agreements. We have always resolved these claims without any material effect on our dealer relationships or our business.

MANAGEMENT

Directors and Executive Officers

      Set forth below is a list of our directors and executive officers as of the date of this prospectus.

Name	Position

Edward S. Rogers, O.C.(2)(4)	Director and Chairman
H. Garfield Emerson, Q.C.(1)(2)	Director and Deputy Chairman
Nadir H. Mohamed(2)	Director and President and Chief Executive Officer
Joseph B. Chesham	President, Ontario Region
Jean Laporte	President, Eastern Region
Darryl E. Levy	President, Midwest Region
Arnold J. Stephens	President, Western Canada
Robert F. Berner	Executive Vice President and Chief Technology Officer
Robert W. Bruce	Executive Vice President, Chief Marketing Officer and President, Wireless Data Services
James S. Lovie	Executive Vice President, Sales, Service and Distribution
Bruce Burgetz	Senior Vice President and Chief Information Officer
John R. Gossling	Senior Vice President and Chief Financial Officer
M. Lorraine Daly	Vice President, Treasurer
Alan D. Horn	Vice President
Donna McNicol	Vice President, Human Resources
Graeme H. McPhail	Vice President, Associate General Counsel
David P. Miller	Vice President, General Counsel and Secretary
Lewis M. Chakrin(2)(3)	Director
George A. Fierheller(1)	Director and Honourary Chairman
James C. Grant(1)	Director
Thomas I. Hull(2)	Director
Kent Mathy(3)	Director
Pierre L. Morrissette(1)	Director
The Hon. David R. Peterson, P.C., Q.C.(1)	Director
Jordan M. Roderick(2)(3)	Director
Edward Rogers(2)(4)	Director
Loretta A. Rogers(4)	Director
J. Christopher C. Wansbrough(1)(2)	Director

(1)	Member of the Audit Committee.

(2)	Member of the Executive Committee.

(3)	In 1999, RWCI, RCI and JVII entered into a number of agreements, including a shareholders’ agreement which provides for, among other things, the grant by RCI of certain governance rights in favor of JVII with respect to RWCI so long as JVII holds at least 20% of the equity shares of RWCI, including the ability to nominate four directors to RWCI’s board of directors. Messrs. Chakrin, Mathy and Roderick serve as our directors pursuant to the shareholders’ agreement.

(4)	Loretta A. Rogers is the wife of Edward S. Rogers, O.C. Edward Rogers is the son of Edward S. Rogers, O.C. and Loretta A. Rogers.

      Edward S. Rogers, O.C., 70, a resident of Toronto, Ontario, has served as a Director since 1984. Mr. Rogers has served as Chairman of our Board of Directors since 1993 and, from 1989 to 1993, served as Vice Chairman of our Board of Directors. Mr. Rogers has served as President, Chief Executive Officer and a director of RCI since 1979. He also serves as a director of Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, a Canadian chartered bank, Cable Television Laboratories, Inc. and the Canadian Cable Television Association.

      H. Garfield Emerson, Q.C., 63, a resident of Toronto, Ontario, has served as non-executive Deputy Chairman of our Board of Directors since 1993 and has served as a Director since 1992. Mr. Emerson has also served as non-executive Chairman of the board of directors of RCI since 1993 and has been a director of RCI since 1989. Mr. Emerson is the National Chairman and a senior partner in the law firm of Fasken Martineau DuMoulin LLP. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Toronto Asset Management Corporation, Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Center. From 1990 to 2001, Mr. Emerson served as President and Chief Executive Officer of NM Rothschild and Sons Canada Limited, an investment banking firm.

      Nadir H. Mohamed, 47, a resident of Toronto, Ontario, is our President and Chief Executive Officer and has served as a Director since June 2001. Mr. Mohamed is also President and Chief Executive Officer of RWCI and has been a director of RWCI since June 2001. From 2000 to August 2001, Mr. Mohamed served as our President and Chief Operating Officer. From 1999 to 2000, he served as Senior Vice President, Marketing and Sales of Telus Communications Inc. From 1981 to 1999, Mr. Mohamed held several senior management positions at BC Tel (predecessor to Telus Communications Inc.) and BC Tel Mobility, most recently serving as President and Chief Operating Officer of BC Tel Mobility from 1997 to 1999. Mr. Mohamed is a director of Sierra Wireless, Inc. and Cinram International Inc..

      Joseph B. Chesham, a resident of Newmarket, Ontario, was appointed our President, Ontario Region in March 2003. Prior to his appointment, Mr. Chesham served as Vice President, National Corporate Sales from December 2002 to March 2003 and Vice President, Sales and Distribution for the Ontario Region from September 2001 to December 2002.

      Jean Laporte, a resident of Montreal, Quebec, was appointed our President, Eastern Region in 2002. Prior to his appointment, Mr. Laporte served as a senior officer of Microcell, most recently as National Vice President, Sales, Fido Stores from 2001 to 2002 and as Vice President and General Manager, Eastern Canada from 1997 to 2001.

      Darryl E. Levy, a resident of Winnipeg, Manitoba, was appointed our President, Midwest Region in August 2000. From 1994 to 2000, Mr. Levy served as General Manager, Midwest Region.

      Arnold J. Stephens, a resident of Calgary, Alberta, was appointed our President, Western Canada in September 2000. Prior to his appointment, Mr. Stephens held a series of senior management positions at Telus Mobility from 1989 to 2000, most recently as Acting President of Telus Mobility and Acting Executive Vice President of Telus.

      Robert F. Berner, a resident of Unionville, Ontario, has been our Executive Vice President and Chief Technology Officer since January 2002. He was appointed our Senior Vice President and Chief Technology Officer in 1997, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1997. Mr. Berner has been associated with us since 1985. Mr. Berner currently serves as a director of Tropian Inc., a privately held company, and is the founding member and director of the board of governors of the 3G Americas Consortium.

      Robert W. Bruce, a resident of Toronto, Ontario, was appointed Executive Vice President, Chief Marketing Officer and President, Wireless Data Services in 2001. Prior to his appointment with Wireless, Mr. Bruce served as Senior Vice President of Marketing for Bell Mobility, prior to which Mr. Bruce held senior operating and marketing positions with Oshawa Foods Limited, Pepsi-Cola Canada Beverages Inc. and Warner Lambert.

      James S. Lovie, a resident of Aurora, Ontario, was appointed Executive Vice President, Sales, Service and Distribution in 2001. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).

      Bruce Burgetz, a resident of Toronto, Ontario, was appointed Senior Vice President and Chief Information Officer in April 2002. Prior to joining us, Mr. Burgetz served as Senior Vice President of Information Technology and Chief Information Officer for Shoppers Drug Mart. Mr. Burgetz was associated with Shoppers Drug Mart from 1992 to 2002.

      John R. Gossling, a resident of Toronto, Ontario, was appointed our Senior Vice President and Chief Financial Officer in July 2000. From 1985 to 2000, Mr. Gossling held various positions with KPMG LLP, most recently as a partner in KPMG’s US Capital Markets Group based in New York City and London, England. Mr. Gossling received his Chartered Accountant designation in 1989.

      M. Lorraine Daly, a resident of Toronto, Ontario, has served as our Vice President, Treasurer since 1991. Ms. Daly has also served as Vice President, Treasurer of RCI since 1989 and has been associated with RCI since 1987.

      Alan D. Horn, a resident of Toronto, Ontario, has served as a Vice President since 1996 and, from October 1999 until May 2003, served as a Director. Mr. Horn has served as Vice President, Finance and Chief Financial Officer of RCI since 1996, prior to which Mr. Horn served as Vice President, Administration of RCI.

      Donna McNicol, a resident of Mississauga, Ontario, was appointed our Vice President, Human Resources in 2002.

      Graeme H. McPhail, a resident of Toronto, Ontario, was appointed as Vice President, Associate General Counsel in 1996. Mr. McPhail has also served as Vice President, Associate General Counsel of RCI since 1997 and has been associated with RCI since 1991.

      David P. Miller, a resident of Toronto, Ontario, has served as Vice President and General Counsel to RCI since 1987 and as our Vice President, General Counsel and Secretary since 1991. Mr. Miller also served as a Director in 2000 and 2001.

      Lewis M. Chakrin, 55, resides in Mendham, New Jersey, and has been our Director and a director of RWCI since October 2001. Mr. Chakrin is Executive Vice President, Corporate Strategy and Business Development, at AT&T Wireless Services, Inc. Mr. Chakrin joined AT&T Corporate Headquarters in 1982 and has served in various capacities.

      George A. Fierheller, 70, a resident of Toronto, Ontario, has served as our Director and a director of RWCI since 1984 and was appointed Honourary Chairman of our Board of Directors in 1996. From 1993 to 1996, Mr. Fierheller served as Vice Chairman of our Board of Directors. From 1989 to 1993, Mr. Fierheller served as our Chairman and Chief Executive Officer, and, from 1984 to 1989, as our President and Chief Executive Officer. Mr. Fierheller is President of Four Halls Inc., an investment and consulting company. Mr. Fierheller serves as a director of Ontario Exports Inc., The Canadian Institute for Advanced Research, Extendicare Inc., the Council for Business and the Arts in Canada, Sunnybrook Women’s College Health Sciences Center Foundation and the Honorary Board of the Greater Toronto Marketing Alliance.

      James C. Grant, 67, a resident of Oakville, Ontario, has served as our Director and a director of RWCI since 1992. Mr. Grant is President of the consulting firm C.G. James & Associates. Mr. Grant also serves as a director of a number of other companies, including Secure Electrans Limited (U.K.) and Agorae Global, USA, and on the Executive Council on Information Management and Technology for the General Accounting Office, U.S. Government.

      Thomas I. Hull, 71, a resident of Toronto, Ontario, has served as our Director and a director of RWCI since 1991. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm. Mr. Hull is also a director of RCI, Rogers Media Inc. and Rogers Telecommunications Limited.

      Kent Mathy, 44, a resident of Northfield, Illinois, has served as our Director since October 2003. Mr. Mathy is the Executive Vice President Business Markets Group at AT&T Wireless. He served as the Senior Vice President Enterprise Solutions at AT&T Wireless in 2003 and was Chairman, President and Chief Executive Officer of Celox Networks, a telecommunications company, from 2000 until 2002.

      Pierre L. Morrissette, 56, a resident of Oakville, Ontario, has served as our Director and a director of RWCI since 1989. Mr. Morrissette is President and Chief Executive Officer of Pelmorex Inc., a broadcasting company.

      The Hon. David R. Peterson, P.C., Q.C., 60, a resident of Toronto, Ontario, has served as our Director and a director of RWCI since 1991. Mr. Peterson is a senior partner in and Chairman of the law firm Cassels Brock & Blackwell LLP, Chairman of Cassels Pouliot Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms and an adjunct professor at York University. Mr. Peterson also serves as a director of a number of other companies, including RCI, BNP Paribas, Ivanhoe Cambridge, Industrielle Alliance Assurance Company and National Life Assurance Company of Canada.

      Jordan M. Roderick, 46, a resident of Redmond, Washington, has served as our Director and a director of RWCI since 2000. Mr. Roderick is President, International, at AT&T Wireless.

      Edward Rogers, 34, a resident of Toronto, Ontario, has served as our Director and a director of RWCI since 1999. Mr. Rogers also serves as a director of RCI, Rogers Media Inc. and Futureway Communications Inc. Mr. Rogers is President and Chief Executive Officer of Rogers Cable Inc. Previously, Mr. Rogers was Senior Vice President, Planning of RCI and, from 1998 to 2000, served as Vice President, General Manager, Greater Toronto Area, Rogers Cable Inc. From 1996 to 1998, Mr. Rogers served as our Vice President and General Manager of Paging, Data and Emerging Technologies.

      Loretta A. Rogers, 64, a resident of Toronto, Ontario, has served as our Director since May 2003. Mrs. Rogers has also served as a director of RCI since December 1979 and serves as a director of Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place.

      J. Christopher C. Wansbrough, 71, a resident of Toronto, Ontario, has served as our Director since May 2003. Mr. Wansbrough has served as Chairman of Rogers Telecommunications Limited since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1984 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Mr. Wansbrough serves as a director of The Independent Order of Foresters, United Corporations Ltd., RCI, Rogers Cable Inc. and Rogers Media Inc.

      Our Board of Directors currently has 14 directors. Each director is elected by RWCI, our sole shareholder, to serve until a successor director is elected or appointed. Executive officers are appointed annually and serve at the discretion of our Board of Directors.

      Our Board of Directors has established an Executive Committee and an Audit Committee. The Executive Committee consists of eight directors who are appointed annually by our Board of Directors. A majority of the members of the Executive Committee must be Canadian residents. The Executive Committee may exercise all powers of the Board of Directors in connection with the management and direction of our business and affairs between meetings of our Board of Directors. The exercise of these powers is subject to restrictions under applicable laws.

      The Audit Committee consists of six directors. The Audit Committee is responsible for the engagement of our independent auditors and reviews with them the scope and timing of their audit services and approves all services the auditors are asked to perform. The Audit Committee also reviews the auditors’ report on our accounts following the completion of the audit and our policies and procedures with respect to internal accounting and financial controls noted in the context of their audit.

      Our Board of Directors may establish other committees from time to time to assist in the discharge of its responsibilities.

      Our executive compensation program is administered by the Management Compensation Committee of the board of directors of RWCI. The Management Compensation Committee consists of five directors of RWCI, none of whom are members of RWCI’s or our management. The Management Compensation Committee reviews and recommends executive compensation policies and the compensation paid to our Chief Executive Officers and our other officers. The Management Compensation Committee also reviews the design and competitiveness of our compensation and benefits programs generally.

Compensation of Executive Officers and Directors

      The following table shows the aggregate amount of cash compensation we paid to our directors and executive officers as a group for services in all capacities provided to us and our subsidiaries for the year ended December 31, 2003.

	Directors’ Fees(1)(2)	Salaries & Bonuses	Total

Executive Officers (including one director)	$—	$8,931,840	$8,931,840
Directors (not employees)	76,500	—	76,500

Total	$76,500	$8,931,840	$9,008,340

(1)	In 2003, directors were compensated for their services with an annual retainer of $15,000 and with meeting fees of $1,000 per meeting attended. The meeting fees are increased to $1,250 per meeting attended for directors traveling more than 100 km but less than 1,000 km to the meeting and $2,000 per meeting for directors traveling more than 1,000 km to the meeting. A director who acts as chairman of a committee of our Board of Directors is paid an additional annual retainer of $5,000 and receives committee meeting fees of $1,500 per committee meeting attended. Directors’ fees are not paid to directors who are also our employees or executive officers of RWCI. Directors who are also directors of RCI are paid only $1,000 per meeting attended. All directors are entitled, after ten years of service, to a retiring allowance on retirement from our Board of Directors in an amount equal to $20,000 plus $2,000 per year of service as a director. From time to time, directors are granted options to participate in the stock option plans of RWCI.

To encourage the directors to align their interests with shareholders, we implemented a Directors’ Deferred Share Unit Plan (the “DDSU Plan”). Under the DDSU Plan, non-employee directors may receive all or a percentage of their total directors’ fees in the form of Directors’ Deferred Share Units (“DDSUs”), each of which has a value equal to the market value of a Class B Restricted Voting Share of RWCI at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the Board of Directors of RWCI and its subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B Restricted Voting Share of RWCI at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on Class B Restricted Voting Shares of RWCI.

In October 2002, our Board of Directors passed a resolution requiring each non-employee director to acquire direct or indirect beneficial ownership of 4,000 of any combination of RWCI’s Class A Multiple Voting Shares, RWCI’s Class B Restricted Voting Shares and DDSUs during the term of his or her service as a director of our Board.

From time to time, the directors are granted options to participate in our stock option plans. Non-employee directors may receive all or a percentage of such stock options in the form of DDSUs.

(2)	The services of Edward S. Rogers, O.C., H. Garfield Emerson, Q.C., Alan D. Horn, David P. Miller, M. Lorraine Daly, Graeme H. McPhail and Edward Rogers, in their capacities as directors and officers, are not paid for by us. Their services are provided pursuant to the management services agreement among RCI, RWCI and us. See the section entitled “Certain Transactions and Relationships — Management Services Agreement”.

      We or one of our affiliates provided all of our executive officers with the use of a car or a car allowance and related expenses for the year ended December 31, 2003. We or one of our affiliates also provided club memberships for a number of executive officers for the year ended December 31, 2003.

Executive Compensation

      The following table sets forth all compensation earned during the last three fiscal years by the Chief Executive Officer and our four most highly compensated executive officers, other than the Chief Executive Officer, who served as executive officers at the end of 2003. We refer to these executive officers as the “Named Executive Officers”.

Summary Compensation Table

					Long Term
					Compensation
					Awards
		Annual Compensation			Securities
					Under
				Other Annual	Options/SARs	All Other
		Salary	Bonus	Compensation	Granted	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)(2)	($)(3)

N.H. Mohamed(4)	2003	624,000	1,192,614	13,008	99,800	2,041
President and	2002	600,000	683,200	11,175	—	2,041
Chief Executive Officer	2001	522,000	328,100	27,479	500,000	1,531
R.W. Bruce(5)	2003	367,500	551,506	6,768	58,800	1,191
Executive Vice President,	2002	350,000	558,900	8,493	—	1,191
Chief Marketing Officer and	2001	94,231	200,000	—	100,000	397
President, Wireless Data Services
F. Fox(6)	2003	370,800	397,646	5,656	59,300	1,225
President, Strategic	2002	360,000	256,600	5,468	—	1,225
Relations	2001	360,000	102,600	11,486	25,700	1,225
D.E. Levy(7)	2003	257,500	623,013	5,255	30,900	877
President, Midwest Region	2002	250,000	206,875	5,501	—	851
	2001	250,000	317,951	10,922	17,900	851
J.S. Lovie(8)	2003	350,000	406,196	—	56,000	1,134
Executive Vice President,	2002	300,000	266,200	—	—	1,020
Sales, Service and Distribution	2001	126,923	51,938	—	100,000	510

(1)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. The amounts quoted in this column represent the taxable benefits on interest free loans.

(2)	The stock options granted to Messrs. Mohamed, Bruce and Lovie in 2001 are for Class B Non-Voting Shares of RCI. Options granted in 2003 for each Named Executive Officer are for Class B Restricted Voting Shares of RWCI. We have not granted any Stock Appreciation Rights (SARs).

(3)	The amounts quoted in this column represent premiums paid by us for group term life insurance for each officer.

(4)	Mr. Mohamed joined us on August 14, 2000 and was appointed our President and Chief Executive Officer on July 1, 2001. The bonus paid to Mr. Mohamed in 2003 includes a special bonus in furtherance of our retention arrangements.

(5)	Mr. Bruce joined us on September 17, 2001. The bonuses paid to Mr. Bruce in 2002 and 2003 include the forgiveness of certain indebtedness in furtherance of our retention arrangements.

(6)	Mr. Fox resigned on December 31, 2003.

(7)	The bonus paid to Mr. Levy in 2003 includes a special bonus in furtherance of our retention arrangements.

(8)	Mr. Lovie joined us on July 23, 2001.

      Our executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to our achievement of targeted operating profit levels and other financial and operating measures. Specific additional bonus opportunities for exceptional individual or business unit success may also be provided. Bonus criteria are set by the Management Compensation Committee of the board of directors of RWCI at the beginning of the fiscal year.

Stock Options and SAR Grants

      The following table sets forth individual grants of stock options by RWCI during the last financial year to the Named Executive Officers.

Option/ SAR(1) Grants during the Year Ended December 31, 2003

				Market Value
		% of Total		of Securities
		Options/SARs		Underlying
	Securities	Granted to		Options/SARs
	Under	Employees in	Exercise or	on the Date
	Options/SARs	Financial	Base Price	of Grant
Name	Granted(#)(2)	Year	($/Security)	($/Security)	Expiration Date

N.H. Mohamed	61,100	9.09%	$16.88	$16.88	April 22, 2013
	38,700	8.81%	$25.96	$25.96	November 12, 2013
R.W. Bruce	36,000	5.36%	$16.88	$16.88	April 22, 2013
	22,800	5.19%	$25.96	$25.96	November 12, 2013
F. Fox	36,300	5.40%	$16.88	$16.88	April 22, 2013
	23,000	5.24%	$25.96	$25.96	November 12, 2013
D.E. Levy	18,900	2.81%	$16.88	$16.88	April 22, 2013
	12,000	2.73%	$25.96	$25.96	November 12, 2013
J.S. Lovie	34,300	5.10%	$16.88	$16.88	April 22, 2013
	21,700	4.94%	$25.96	$25.96	November 12, 2013

(1)	We did not grant any stock appreciation rights (SARs) to the Named Executive Officers during 2003.

(2)	Two stock option grants were issued during 2003.

      The following table sets forth each exercise of options during the last financial year by the Named Executive Officers.

Aggregate Option/ SAR Exercises during the Year Ended December 31, 2003 and Financial Year-End Option/ SAR Values

Value of
			Unexercised	Unexercised in-the-
			Options/SARs at	Money
	Securities		December 31, 2003	Options/SARs at
	Acquired on	Aggregate Value	Exercisable/	December 31,
Name	Exercise(#)	Realized($)	Unexercisable(#)	2003(1)

N.H. Mohamed	—	—	350,000/99,800(2)	—/738,420
			200,000/300,000(3)	—/—
R.W. Bruce	—	—	—/58,800(2)	—/435,072
			50,000/50,000(3)	69,500/69,500
F. Fox	14,000	130,410	79,425/78,575(3)	551,241/557,836
D.E. Levy	—	—	60,494/52,350(2)	417,655/368,091
J.S. Lovie	—	—	—/56,000(2)	—/414,484
			50,000/50,000(3)	69,500/69,500

(1)	The closing price of Class B Non-Voting shares of RCI on the Toronto Stock Exchange on December 31, 2003, was $21.34. The closing price of Class B Restricted Voting Shares of RWCI on the Toronto Stock Exchange on December 31, 2003 was $27.80.

(2)	Options for Class B Restricted Voting Shares of RWCI were issued to Messrs. Mohamed, Bruce, Fox, Levy and Lovie from 1994 to 2003 at prices ranging from $15.61 to $51.53 per share.

(3)	Options for Class B Non-Voting Shares of RCI were issued to Mr. Mohamed in 2001 at a price of $22.80 per share. Options for Class B Non-Voting Shares of RCI were issued to Messrs. Bruce and Lovie in 2001 at a price of $19.95 per share.

Pension Plans

      Our employees participate in the RCI pension plans. We record our participation in the RCI pension plans as if we had a defined contribution plan. For the year ended December 31, 2003, we made contributions to the plans of $3.6 million, resulting in pension expense of the same amount. The RCI pension plans cover participants across the Rogers group of companies. The value of the accrued pension benefit obligations and the net assets in the RCI pension plans available to provide for these benefits, at market, were $368.2 million and $336.1 million, at the measurement date of September 30, 2003.

      The Named Executive Officers are members of a defined benefit plan which credits annual pension, payable at age 65, of 2% of career average earnings for each year of credited service, except that earnings for years before 1997 are replaced by 1997 earnings. The pension benefits for all officers other than Messrs. Mohamed and Fox are limited to maximum amounts of $1,722.22 per year of service prior to January 1, 2004 and $1,833.33 per year of service after December 31, 2003, multiplied by years of credited service. Remuneration for pension purposes is defined as the total of salary and commissions not including overtime, bonuses or other special payments. Mr. Mohamed has a supplemental retirement plan that provides for a pension based on 2% of his average salary and bonus during the 36 consecutive months in which his earnings are highest. Mr. Mohamed’s plan provides that the RCI pension plan will be supplemented to match the terms and conditions of his previous employer’s pension plans. The pensions are payable monthly for the lifetime of the Named Executive Officers and a minimum of 60 monthly payments are guaranteed. The expected years of service to normal retirement date and the estimated annual pension at retirement are:

	Projected	Estimated
	Service	Benefit

N.H. Mohamed	21 years	$429,500
R.W. Bruce(1)	0.25 years	$400
F. Fox	11 years	$81,700
D.E. Levy	33 years	$59,200
J.S. Lovie	16 years	$28,500

(1) Mr. Bruce elected to cease participating in the RCI pension plan effective December 24, 2002.

Employment Contracts

      Mr. Mohamed’s contract provides that if his employment is terminated by us, other than for cause, he will be entitled to a lump sum equal to 24 months of his base salary and bonus and continued participation in RCI’s pension and benefits programs (except disability coverage). Mr. Mohamed is prohibited from competing with us for 12 months after the date of his termination. Stock options of us and RCI which, in accordance with their terms, would have become exercisable by Mr. Mohamed during the 24 months following termination of employment shall immediately become exercisable and, together with those stock options which have already become exercisable in accordance with their terms, shall remain exercisable for a period of 10 years from the date of grant in the case of the former and from the date of vesting in the latter case. If there is an ultimate change of control of us, Mr. Mohamed may elect to resign and would be entitled to the same compensation, pension and benefits as if his employment had been terminated by us.

      Mr. Bruce’s contract provides that if his employment is terminated by us, other than for cause, he will be paid a lump sum equal to 24 months of his base salary and bonus and his benefits (except disability benefits) will continue for 24 months. He will also be entitled to exercise certain stock options during the 24 month period following termination of employment. Mr. Bruce is prohibited from working for any wireless service provider in Canada during this 24 month period. If there is an ultimate change of control of us, Mr. Bruce may elect to resign and would be entitled to the same compensation and benefits as if his employment had been terminated by us.

      Mr. Levy’s contract provides that upon termination of his employment by us (other than for cause) his salary and benefits (other than disability coverage) will continue for a period of up to 12 months. Mr. Levy is prohibited from competing with us during the 12 month period.

      Mr. Lovie’s contract provides that upon termination of his employment by us, other than for cause, his salary would continue for up to 12 months. Mr. Lovie is prohibited from competing with us during the 12 month period.

Indebtedness of Directors, Executive Officers and Senior Officers

      All indebtedness described below was incurred prior to July 30, 2002, the date the United States Sarbanes-Oxley Act of 2002 came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

      As of December 31, 2003, the aggregate indebtedness owed to us by present or former directors, officers and employees in connection with the purchase of securities of RCI and RWCI totaled $130,000.

      The following table sets forth the details of certain loans made by or outstanding to us during the year ended December 31, 2003 to our present or former directors, executive officers and senior officers in connection with the purchase of securities of RCI pursuant to the management share purchase plans of RCI.

Table of Indebtedness of Directors, Executive Officers

and Senior Officers under Securities Purchase Programs

Financially Assisted
		Largest Amount		Securities Purchases
		Outstanding During the		During the Financial Year
Name and Principal	Our	Financial Year Ended	Amount Outstanding at	Ended	Security for
Position	Involvement	December 31, 2003	December 31, 2003	December 31, 2003	Indebtedness

R.F. Berner	Loan from	$28,112	$19,682	—	RCI
Executive Vice	RWI(1)				Convertible
President and					Preferred Shares
Chief Technology Officer

(1)	The above loan is non-interest bearing. The loan is repayable over 10 years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time the borrower may prepay an amount equal to 10% of the principal amount of each complete year the loan has been outstanding, less any mandatory repayments.

      As of December 31, 2003, the aggregate indebtedness owed to us by present or former officers, directors and employees that was not entered into in connection with the purchase of securities of RCI was $1,427,000.

      The following table sets forth the particulars of certain loans made by or outstanding to us that were not provided in connection with a purchase of securities of RCI during the year ended December 31, 2003 to our present or former directors, executive officers and senior officers.

Table of Indebtedness of Directors, Executive Officers

and Senior Officers other than under Securities Purchase Programs

Largest Amount
Outstanding During the
	Our	Financial Year Ended	Amount Outstanding
Name and Principal Position	Involvement	December 31, 2003	as at December 31, 2003

R.W. Bruce	Loan from	$250,000	$125,000
Executive Vice President,	RWI(1)
Chief Marketing Officer and President, Wireless Data Services

(1)	The loan to Mr. Bruce is non-interest bearing, secured by a pledge of the assets in an investment account, was advanced in March 2002, was forgivable as to $250,000 on September 1, 2002, and as to $125,000 on subsequent anniversary dates, and is due September 1, 2004.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

      We have entered into a number of inter-company agreements with RCI, our ultimate parent, and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that we have with RCI and its other subsidiaries, including Rogers Cable. We also have entered into a number of agreements with AT&T Wireless, which holds a significant equity interest in RWCI, and other companies previously affiliated with AT&T Wireless. The AT&T Wireless agreements principally relate to commercial matters and our corporate governance. The RCI and AT&T Wireless agreements and arrangements are summarized below.

      We monitor our intercompany and related party agreements to ensure the agreements remain beneficial to us. We are continually evaluating the expansion of existing arrangements and the entry into new agreements. Our agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, beginning in late 2001, RCI began managing the customer call center operations of both our company and Rogers Cable, with a goal of improving productivity, increasing service levels and reducing cost.

      More recently, our arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In February 2004, our board of directors approved two additional arrangements between Rogers Cable and us:

•	Distribution. We will provide management services to Rogers Cable in connection with the distribution of Rogers Cable products and services through retail outlets and dealer channels and will also manage Rogers Cable’s e-commerce relationships. We also may manage other distribution relationships for Rogers Cable if mutually agreed by Rogers Cable and us.

•	Rogers Business Services. We will establish a division, Rogers Business Solutions, that will provide a single point of contact to offer the full range of our products and services and Rogers Cable’s products and services to small and medium businesses and, in the case of telecommunication virtual private network services, to corporate business accounts and employees.

      The definitive terms and conditions of the agreements between Rogers Cable and us relating to these arrangements will be subject to the approval of the audit committee of our board of directors.

      In addition, we continue to look for other operations and activities that we can share or jointly operate with other companies within the Rogers group. Specifically, we are considering the expansion of inter-company arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. We also may provide billing and other services to Rogers Cable in connection with its launch of local telephony services. In the future, market conditions may require us to further strengthen our arrangements to better coordinate and integrate our sales and marketing and operational activities with our affiliated companies. Any new arrangements, including the new proposed arrangements described above, will be entered into only if we believe such arrangements are in our best interests.

AT&T Arrangements

      In November 1996, we entered into a long-term strategic alliance with AT&T Corp., its affiliate AT&T Canada Enterprises Inc. and its then affiliates, AT&T Wireless and AT&T Canada Inc. AT&T Canada, now renamed Allstream Inc., offers local and long-distance telephone and data transmission services to business customers in Canada. This strategic alliance included, among other things, a brand license agreement under which we were granted a license to use, on a co-branded basis, the AT&T brand in connection with the marketing of our wireless communications services.

      In 1999, we entered into a renewed long-term strategic alliance with AT&T Wireless, AT&T Canada Enterprises, and AT&T Canada involving a number of agreements. In January 2003, our supply and marketing agreement and non-competition agreement with AT&T Canada were terminated. Our relevant agreements with AT&T Wireless, AT&T Canada Enterprises or AT&T Canada, as applicable, are described below.

      Brand License Agreement. We entered into an amended brand license agreement with AT&T Canada Enterprises under which we were granted a license to use the AT&T brand on a co-branded basis in connection with the marketing of our wireless services. In December 2003, we and AT&T Canada Enterprises amended the brand license agreement to permit us to terminate the agreement at any time, but not later than March 31, 2004. We terminated the agreement effective March 8, 2004. We are required to pay a royalty of approximately $2.5 million per month to AT&T Canada Enterprises during the nine month windup period until we cease to advertise using the AT&T brand.

      AT&T Wireless Investment in RWCI. In 1999, as part of the renewed strategic alliance, AT&T Corp. and British Telecommunications plc (BT) created JVII, a partnership which was 50% indirectly owned by each of AT&T Corp. and BT. Through JVII, AT&T Corp. and BT acquired an equity interest of approximately 33.3% in RWCI for a purchase price of approximately $1.4 billion in 1999. In preparation for its spin-off of AT&T Wireless, AT&T Corp. transferred its interest in JVII to AT&T Wireless. In June 2001, AT&T Wireless acquired BT’s interest in JVII. Also in 2001, through JVII, AT&T Wireless participated in an equity rights offering to finance our acquisition of additional spectrum licenses. AT&T Wireless’s equity interest in RWCI is currently approximately 34.1%. As described below, there are certain rights and restrictions associated with any future sale of this interest in RWCI that JVII might contemplate.

      Mobile Wireless Marketing, Technology and Services Agreement. We entered into an amended and restated mobile wireless marketing, technology and services agreement with AT&T Wireless that enables us to share marketing and technological information and requires the parties to work together to develop networks with common features for our respective subscribers. This agreement may be terminated at any time by either party. No amounts are payable under the agreement.

      Roaming Agreements. We maintain a reciprocal roaming agreement with AT&T Wireless whereby AT&T Wireless provides wireless communications services to our subscribers when they travel to the United States and we provide the same services to AT&T Wireless subscribers when they travel to Canada. This agreement may be terminated upon short notice by either party.

Shareholders Agreement

      In connection with the JVII investment described above, RCI, RWCI and JVII entered into a shareholders agreement. Pursuant to the shareholders agreement, RCI has agreed as a shareholder of RWCI to cause JVII to have the following rights:

•	various governance rights with respect to RWCI and us, including the ability to nominate four directors to each board of directors and representation on each committee of such boards of directors;

•	the ability to nominate any Chief Technology Officer for RWCI or us;

•	the requirement for JVII’s consent to certain transactions involving RWCI or us, including:

•	a sale of all or substantially all of RWCI’s, or any of its subsidiaries’, assets, including a sale of control of us;

•	a decision by RWCI or any of its subsidiaries, including us, to carry on a business other than specified wireless businesses;

•	certain issuances of equity securities by RWCI;

•	the entering into by RWCI or any of its subsidiaries with certain competitors of AT&T Wireless of any material contract which is outside the ordinary course of business of RWCI;

•	certain amalgamations, mergers or business combinations;

•	the entering into of certain related party transactions; and

•	the issuance of indebtedness by RWCI or any of its subsidiaries, including us, that would result in total indebtedness for borrowed money outstanding in excess of five times earnings before interest, taxes, depreciation and amortization, or EBITDA, based on 12-month trailing EBITDA calculated on a consolidated basis;

•	the grant by RCI to JVII of a right to make a first offer and a right of first negotiation in respect of that offer if RCI wishes to transfer its shares of RWCI (other than to members of the Rogers group of companies or pursuant to other exceptions).

      The shareholders agreement also provides for, among other things:

•	JVII’s agreement to support any going-private transaction relating to RWCI that is initiated by RCI and that does not dilute JVII’s equity and voting interest in RWCI, subject to certain liquidity rights in favor of AT&T Wireless;

•	a requirement that JVII convert all of RWCI’s Class A Multiple Voting Shares owned by JVII into Class B Restricted Voting Shares if any person other than AT&T Wireless and permitted transferees become the beneficial owners of, directly or indirectly, more than a majority of the equity shares of JVII, or have the power, in law or in fact, to direct the management and policies of JVII;

•	the grant by JVII to RCI of the right to make a first offer, and a right of first negotiation with respect to that offer, if JVII decides to sell any of its shares of RWCI so long as RCI holds at least 20% of the equity shares of RWCI;

•	certain shotgun rights of first refusal in the event that a material competitor of AT&T Wireless acquires control of RCI at a time when, among other requirements, the brand license agreement is in effect (as described above, on March 8, 2004 we began transitioning our branding to Rogers Wireless from Rogers AT&T Wireless); and

•	RWCI has agreed that if RWCI proposes to issue treasury shares, each of RCI and JVII has a pre-emptive right to purchase additional shares of RWCI in order to maintain their respective voting and equity interests in RWCI (subject to exceptions).

      If JVII notifies RCI that it wishes to sell all or any portion of its shares of RWCI and if RCI does not purchase those shares under its right of first offer and right of first negotiation, JVII may sell the shares to third parties provided, among other things, that (i) any Class A Multiple Voting Shares of RWCI to be sold are first converted into Class B Restricted Voting Shares, (ii) such shares are sold to any third party at a price greater than the highest price offered to RCI under its right of first offer and first negotiation and (iii) JVII may not sell to any one third party shares representing more than 5% of the equity of RWCI (or 10% in the case of certain service providers to RWCI).

      The shareholders agreement terminates in certain circumstances, including (subject to exceptions) in the event that JVII ceases to own at least 20% of the equity shares of RWCI.

      Concurrently with entering into of the shareholders agreement, RWCI entered into a registration rights agreement with JVII. Under that agreement, in connection with a sale by JVII of shares of RWCI to a third party or parties, JVII is entitled, subject to certain limitations, to require RWCI to qualify the sale of such shares pursuant to a prospectus or registration statement filed with Canadian or U.S. securities regulators.

RCI Arrangements

      Management Services Agreement. We have entered into a management services agreement with RWCI and RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to us. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service to our and RWCI’s boards of directors and committees of such boards of directors, and advice and assistance on relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, we have agreed to pay RCI fees equal to the greater of $8.0 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by both RCI and the independent directors serving on our Audit Committee. We also have agreed to reimburse RCI for all out-of-pocket expenses incurred with respect to services provided to us by RCI under the management services agreement.

      Call Centers. We are party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centers. We pay RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centers. We reimburse RCI for the cost of providing these services based on the actual costs incurred. We are not obligated to pay additional amounts and may receive a refund if costs, based on actual call volume multiplied by an agreed upon cost per call rate, are higher than actual costs. In addition, we own the assets used in the provision of services. This agreement is for an indefinite term and is terminable upon ninety days notice.

      Invoicing of Common Customers. Pursuant to an agreement with Rogers Cable, we purchase the accounts receivable of Rogers Cable for common subscribers who elect to receive a consolidated invoice. We are compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically. This agreement is for a term of one year.

      Accounts Receivable. RCI manages our subscriber account collection activities. We are responsible, however, for the costs incurred in the collection and handling of our accounts.

      Real Estate. We lease, at market rates, office space to RCI and RCI’s subsidiaries. RCI also manages the real estate that we lease or own. We reimburse RCI for the costs we incur based on various factors, including the number of sites managed and employees utilized.

      Wireless Services. We provide wireless services to RCI and its subsidiaries. The fees we receive are based on actual usage at market rates.

      Distribution of Company’s Products and Services. We and Rogers Cable have entered into an agreement for the sale of our products and services through the Rogers Video retail outlets owned by Rogers Cable. We pay Rogers Cable commissions for new subscriptions equivalent to amounts paid to third-party distributors.

      Distribution of Rogers Cable’s Products and Services. We have agreed to provide retail field support to Rogers Cable and to represent Rogers Cable in the promotion and sales of their business products and services. Under the retail field support agreement, our retail sales representatives receive sales commissions for achieving sales targets with respect to Rogers Cable products and services, the cost of which to us is reimbursed by Rogers Cable.

      Transmission Facilities. We have entered into agreements with Rogers Cable to share the construction and operating costs of certain co-located fiber-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership as applicable. Since there are significant fixed costs associated with these transmission links, we have achieved economies of scale by sharing these facilities with Rogers Cable, resulting in reduced capital costs. In addition, we receive payments from Rogers Cable for the use of our data, circuits, data transmission and links. The price of these services is based on usage.

      Advertising. We advertise our products and services through radio stations and other media outlets owned by Rogers Media. We receive a discount from the customary rates of Rogers Media.

      Other Cost Sharing and Services Agreements. We have entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data center and other common services and activities. Generally, these services are provided to us and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs expenses and makes PP&E expenditures, these costs are typically reimbursed by us, on a cost recovery basis, in accordance with the services provided on our behalf by RCI.

      Corporate Opportunity. We and RWCI have agreed with RCI under a business areas and transfer agreement that RCI will, subject to any required regulatory, lender or other approvals, continue to conduct all of its wireless telephone operations and related mobile communications businesses through us. In July 1999, the business areas and transfer agreement was amended to permit RCI and its subsidiaries, other than RWCI and its subsidiaries, to resell the wireless communications services and products that we may agree to supply to RCI and its subsidiaries.

      RCI has also agreed with RWCI that if RCI acquires, through one or more transactions, a controlling interest in assets or operations that are within RWCI’s permitted businesses, as described below, RCI will, subject to any required regulatory, lender or other approvals, promptly offer to transfer RCI’s interest in those assets and operations to RWCI for a purchase price equal to RCI’s cost, if readily determinable, or otherwise RCI’s determination of fair value of the assets, plus, in either case, costs and expenses incurred by RCI in transferring the assets and operations to RWCI. If RCI’s determination of fair value with respect to any such offer is in excess of $10.0 million and if RWCI’s independent directors disagree with such determination, then the fair value shall be determined by an independent appraiser chosen by the independent directors of RWCI.

      In order to reduce difficulties that may arise in allocating business opportunities, RWCI’s Articles of Incorporation, as amended, provide that, unless the holders of a majority of its Class A Multiple Voting Shares otherwise consent, it is prohibited from engaging, directly or indirectly through its subsidiaries, in businesses other than (i) the business that it engaged in on June 17, 1991 and (ii) mobile communications services. At present, RCI holds the majority of RWCI’s Class A Multiple Voting Shares. Mobile communications services are defined as communications services where either the terminal from which the communications originated or on which the communications are alternately received or both, are mobile radio communications devices (including, in each case, mobile communications devices that are being used in a fixed mode). These include, but are not limited to, wireless telephone equipment sales and related services, paging and mobile voice/data equipment sales and related services, local area personal communications networks and all activities reasonably necessary or incidental thereto.

      In August 1999, as part of the shareholders agreement with JVII, RCI irrevocably consented to RWCI and its subsidiaries carrying on wireline telecommunications businesses outside of the cable territories operated by affiliates of RCI, subject to RWCI complying with its contractual and other legal obligations to JVII. The foregoing limitations automatically terminate and RWCI may thereafter engage in any lawful business at such time as RCI no longer holds, directly or indirectly, capital stock of RWCI representing 20% or more of the combined voting power of all of its outstanding capital stock.

      RWCI’s Articles of Incorporation provide that neither it nor any shareholder of RWCI will have a claim against RCI or any director or officer thereof, or of an affiliate, for a breach of a fiduciary duty on account of a diversion of a corporate opportunity unless:

•	the opportunity related solely to a business in which RWCI is authorized to engage, and

•	RWCI’s directors who are not affiliated with RCI have not disclaimed the opportunity by majority vote thereof.

      For purposes of RWCI’s Articles of Incorporation, “solely” means, with respect to any entity, that 80% or more of its revenues or assets is derived from or dedicated to businesses in which RWCI is permitted to engage. Notwithstanding such limitations on liability in RWCI’s Articles of Incorporation, RWCI’s directors and officers are subject to a statutory duty of good faith under the Canada Business Corporations Act and this duty is not waived by the provisions of RWCI’s Articles of Incorporation.

      Minority Shareholders Protection Agreement. RWCI has entered into a shareholder protection agreement with RCI that extends certain protections to holders of RWCI’s Class B Restricted Voting Shares (“RWCI’s Restricted Voting Shares”). RWCI has agreed with RCI that:

•	in respect of a “going-private” transaction involving RWCI proposed by RCI or insiders, associates or affiliates thereof:

•	a formal valuation of RWCI’s Restricted Voting Shares will be prepared by an independent valuer,

-	the consideration offered per share will not be less than the value or will be within or exceed the range of values per share arrived at in the formal valuation, and

-	such transaction will be subject to approval by the majority of the minority of RWCI’s Restricted Voting Shares (minority shareholders will exclude RWCI’s affiliates); and

•	in respect of an issuer bid or insider bid made by RCI or any of its subsidiaries relating to RWCI:

-	a formal valuation will be prepared by an independent valuer, and

-	the consideration offered per share to holders of RWCI’s Restricted Voting Shares will not be less than 66 2/3% of the value (or of the midpoint of the range of values) arrived at in the formal valuation.

      RWCI and RCI have also agreed under the terms of the shareholder protection agreement that a committee of independent directors of RWCI will be responsible for the selection of the independent valuer and will review and report to the Board of Directors on any transaction. The Board of Directors will be required to disclose its reasonable belief as to the desirability or fairness of the transaction to holders of RWCI’s Restricted Voting Shares.

      The shareholder protection agreement provides certain instances in which a transaction is not subject to the valuation and minority approval requirements, including if the price to be offered to all shareholders is arrived at through arm’s length negotiations with a selling holder of a sizeable block of RWCI’s Restricted Voting Shares, provided such holder had full knowledge and access to information concerning RWCI. Further, a going-private transaction will not be subject to minority shareholder approval where 90% or more of the outstanding RWCI’s Restricted Voting Shares are held by RCI or its affiliates. RCI has agreed that, so long as RCI owns or controls shares representing 50% or more of the voting interest of the shares of RWCI, RCI will not vote any of RWCI’s Restricted Voting Shares which it may own or control with respect to the election of the three directors to be elected by the holders of RWCI’s Restricted Voting Shares as a class.

      The provisions of the shareholder protection agreement may not be waived or amended by RWCI or RCI without the approval of the majority of holders of RWCI’s Restricted Voting Shares, excluding any holder who was an affiliate of RWCI. The rights and obligations under the shareholder protection agreement are in addition to any applicable requirements of law and regulatory authorities.

Summary of Charges from (to) Related Parties

      The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

				Three Months Ended
	For the Year Ended December 31,			March 31,

	2003	2002	2001	2004	2003

	(in thousands of dollars)
RCI:
Management fees	$11,336	$11,006	$10,684	$2,919	$2,834
Rent income	(7,980)	(8,144)	(4,972)	(1,831)	(1,817)
Interest on notes payable	—	—	2,092	—	—
Wireless services	(978)	(79)	(68)	(327)	(453)
Cost of shared operating expenses	192,292	208,257	95,978	52,201	47,208
Cost of PP&E(1)	24,656	37,418	44,986	2,881	3,321

	219,326	248,458	148,700	55,843	51,093
Cable:
Wireless products and services for resale	(14,926)	(10,116)	(3,800)	(1,796)	(2,467)
Subscriber activation commissions and customer service	9,511	8,817	1,122	4,796	2,441
Rent income	(3,516)	(3,587)	(3,552)	(1,011)	(902)
Wireless services	(2,355)	(2,214)	(2,131)	(873)	(396)
Consolidated billing services	(1,499)	(655)	—	(576)	(286)
Transmission facilities usage	440	440	442	110	110

	(12,345)	(7,315)	(7,919)	650	(1,500)
Media:
Advertising	3,000	2,940	1,673	646	324
Rent income	(8,493)	(1,881)	(1,864)	(2,874)	(600)
Wireless services	(516)	(181)	(205)	(151)	(51)

	(6,009)	878	(396)	(2,379)	(327)

RWCI:
Interest income on note receivable	—	—	(809)	—	—

AWE:
Roaming revenue	(13,030)	(13,910)	(12,397)	(2,503)	(2,975)
Roaming expense	13,628	18,028	18,867	3,440	4,303
Over-the-air activation	292	680	—	46	146

	890	4,798	6,470	983	1,474

	$201,862	$246,819	$146,046	$55,097	$50,740

(1)	Cost of PP&E related primarily to expenditures on information technology infrastructure and call center technologies.

      We entered into certain transactions with companies, the partners or senior officers of which are directors of our company, RWCI or RCI. During 2003, 2002 and 2001, total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverages aggregated $1.5 million, $1.7 million and $1.1 million, respectively, and for interest charges aggregated $12.0 million, $8.3 million and $8.7 million, respectively. During the three months ended March 31, 2004 and 2003, the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.3 million and $0.3 million, respectively, and for interest charges aggregated $1.7 million and $1.5 million, respectively.

DESCRIPTION OF OTHER INDEBTEDNESS

Amended Bank Credit Facility

      In 1997, we entered into our existing bank credit facility with a consortium of Canadian financial institutions providing for original aggregate commitments of $800.0 million. These commitments reduced to $680.0 million as scheduled on January 2, 2001, pursuant to the terms of the bank credit facility. On April 12, 2001, we entered into an amendment agreement with respect to the bank credit facility. The following summary describes certain provisions of our amended bank credit facility, although the following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the amended bank credit facility.

      The amended bank credit facility provides us with a revolving credit facility of up to $700.0 million, subject to the reductions described below. The amended bank credit facility matures on April 30, 2008, unless previously terminated (1) voluntarily by us, (2) by the lenders upon an event of default or (3) on May 31, 2006, if our 10 1/2% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005.

      Subject to the paragraph above, the amended bank credit facility is available on a revolving reducing basis, with the aggregate amount of credit available under the amended bank credit facility scheduled to reduce from $700.0 million as follows:

Date of Reduction	Reduction on
On Each April 30,	Each Date

2006	$140.0 million
2007	$140.0 million
2008	$420.0 million

      The amended bank credit facility requires that a portion of any additional senior debt incurred by us, other than debt incurred under the amended bank credit facility, that is denominated in a currency other than Canadian dollars be hedged against foreign exchange fluctuations on a minimum of 50% of such additional senior borrowings in excess of the Canadian dollar equivalent of US$25.0 million.

      Borrowings under the amended bank credit facility bear interest at a rate equal to, at our option, (1) the bank’s prime rate plus up to 1.75% per annum, (2) the banker’s acceptance rate plus 1.0% to 2.75% per annum or (3) the London inter-bank offered rate plus 1.0% to 2.75% per annum. The lenders under the amended bank credit facility are paid stand-by fees at a rate of 0.50% or 0.625% per annum on unused commitments.

      Our obligations under the amended bank credit facility are secured by a bond issued by us under a deed of trust and pledged to the agent bank for itself and for the other bank lenders as security for the satisfaction of these obligations. This bond ranks equally with the bonds that secure our other senior secured indebtedness, including the bond that secures the old notes and that will secure our obligations under the new notes.

      The amended bank credit facility contains covenants that restrict our ability to, among other things:

•	incur additional debt;

•	create liens;

•	pay dividends or make other restricted payments;

•	make asset sales;

•	enter into transactions with affiliates;

•	make investments;

•	merge or consolidate with any other person; and

•	make capital expenditures.

      The amended bank credit facility also requires us to maintain a number of financial ratios on a quarterly basis and provides for various events of default, including, among other things:

•	a default in the payment of interest or principal;

•	a breach of any condition or covenant that is not cured within 30 days after receipt of notice of the breach;

•	an acceleration of our other indebtedness in excess of $10.0 million, or default on payment of our other indebtedness or indebtedness of our subsidiaries in excess of $10.0 million;

•	a default on certain of our other existing or future indebtedness under any senior debt or debt limitation covenant that is calculated by dividing such debt by annualized operating cash flow;

•	a change in control of us; and

•	various events relating to the bankruptcy or insolvency of us or any of our restricted subsidiaries.

Operating Credit

      In 1991, we entered into an operating credit facility with a Canadian chartered bank providing for aggregate commitments of $10.0 million. We refer to the operating credit facility as the “operating credit”. The operating credit provides us with a revolving credit facility for general operating purposes. The following summary describes certain provisions of the operating credit, although the following summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the operating credit.

      Borrowings under the operating credit may be in Canadian dollars or U.S. dollars. Borrowings in Canadian dollars bear interest at a rate equal to the bank’s prime lending rate plus 1.0% per annum and borrowings in U.S. dollars bear interest at a rate equal to the bank’s New York base rate, which is the rate the bank establishes as its reference rate of interest used to determine the interest rates it charges for demand loans made in New York City in U.S. dollars, plus 1.25% per annum.

      Our obligations under the operating credit are secured by a bond issued by us under a deed of trust and pledged to the bank. This bond ranks equally with the bonds that secure our other senior secured indebtedness, including indebtedness outstanding under our amended bank credit facility and the notes.

Existing Senior Secured Securities

      In May 1996, we issued Cdn$160.0 million aggregate principal amount of 10 1/2% senior secured notes due 2006. The 10 1/2% senior secured notes due 2006 were issued pursuant to an indenture dated as of May 30, 1996, between us and Chemical Bank (now JPMorgan Chase Bank), as U.S. trustee, and The R-M Trust Company (now CIBC Mellon Trust Company), as Canadian trustee.

      In May 1996, we also issued US$175.0 million aggregate principal amount of 9 3/4% senior secured debentures due 2016. The 9 3/4% senior secured debentures due 2016 were issued pursuant to an indenture dated as of May 30, 1996, between us and Chemical Bank (now JPMorgan Chase Bank), as U.S. trustee, and The R-M Trust Company (now CIBC Mellon Trust Company), as Canadian trustee.

      In May 2001, we issued US$500.0 million aggregate principal amount of 9.625% senior secured notes due 2011. The 9.625% senior secured notes were issued pursuant to an indenture dated as of May 2, 2001, between us and The Chase Manhattan Bank (now JPMorgan Chase Bank), as trustee.

      There is currently $160.0 million outstanding under the 10 1/2% senior secured notes due 2006, US$154.9 million outstanding under the 9 3/4% senior secured debentures due 2016 and US$490.0 million outstanding under the 9.625% senior secured notes due 2011. The current amounts outstanding for the U.S. dollar-denominated notes and debentures are less than the issued amounts because we repurchased an aggregate US$20.1 million of the notes and debentures in 1999 and an aggregate US$10.0 million of the notes in 2002.

      The 10 1/2% senior secured notes due 2006, the 9 3/4% senior secured debentures due 2016 and the 9.625% senior secured notes due 2011 are referred to in this prospectus as the “Existing Senior Secured Securities”.

      The Existing Senior Secured Securities are senior secured obligations, which are secured by bonds issued by us under a deed of trust and pledged to the trustees as security for the satisfaction of these obligations. The bonds rank equally with the bonds that secure our other senior secured indebtedness, including indebtedness outstanding under our amended bank credit facility, the operating credit and the notes.

      Interest on the Existing Senior Secured Securities is payable semiannually on:

•	June 1 and December 1 of each year with respect to the 10 1/2% senior secured notes due 2006 and the 9 3/4% senior secured debentures due 2016; and

•	May 1 and November 1 with respect to the 9.625% senior secured notes dues 2011.

      The 10 1/2% senior secured notes due 2006 bear interest at a rate of 10 1/2% per annum and mature on June 1, 2006. The 9 3/4% senior secured debentures due 2016 bear interest at a rate of 9 3/4% per annum and mature on June 1, 2016. The 9.625% senior secured notes due 2011 bear interest at a rate of 9.625% per annum and mature on May 1, 2011.

      The 10 1/2% senior secured notes due 2006, the 9 3/4% senior secured debentures due 2016 and the 9.625% senior secured notes due 2011 are redeemable at our option, in whole or in part, at any time. The Existing Senior Secured Securities are redeemable at the redemption prices set forth in the respective indentures, plus accrued interest to the date of redemption.

      If we experience a change in control and two of the three rating agencies stipulated in the indentures pursuant to which the Existing Senior Secured Securities were issued downgrade our Existing Senior Secured Securities in the manner set forth in those indentures, we will be obligated, subject to certain conditions, to offer to purchase all of the outstanding downgraded Existing Senior Secured Securities at a purchase price of 101% of the principal amount of the securities plus accrued interest to the date of purchase. Under the indentures pursuant to which the Existing Senior Secured Securities were issued, a “change in control” is deemed to occur on the first day on which any person or group, other than members of the family of Edward S. Rogers and RCI, acquires the power to control our voting securities or elects a majority of the directors to our Board of Directors. Under the indentures pursuant to which the Existing Senior Secured Securities were issued, securities are downgraded if two of the following three rating agencies — Standard & Poor’s, Moody’s and Fitch IBCA — either rate the securities below an investment grade rating or, if the securities are not so rated, two of the three rating agencies decrease the rating for the securities by one or more rating levels.

      The indentures pursuant to which the Existing Senior Secured Securities were issued contain covenants that restrict our ability to, among other things:

•	incur additional debt;

•	create liens;

•	pay dividends or make other restricted payments;

•	make asset sales;

•	enter into transactions with affiliates;

•	make investments; and

•	merge or consolidate with any other person.

      The indentures pursuant to which the Existing Senior Secured Securities were issued provide for various events of default, including, among other things:

•	a default in the payment of interest or principal;

•	a breach of any covenant that is not cured within 60 days after receipt of notice of the breach;

•	an acceleration of, or default on, our other indebtedness or certain indebtedness of our restricted subsidiaries in excess of $25.0 million;

•	a change in control of us;

•	various events relating to the bankruptcy or insolvency of our company or one of our restricted subsidiaries;

•	the expropriation of our assets that constitute the collateral for the Existing Senior Secured Securities; and

•	the trustee under the deed of trust taking any action to realize upon those of our assets that constitute the collateral for the Existing Senior Secured Securities.

      The foregoing summary describes certain provisions of the indentures pursuant to which the Existing Senior Secured Securities were issued and the terms of the securities. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to each of the respective indentures.

Inter-Company Debt

      The terms of our outstanding indebtedness permits us to have outstanding debt to RCI and its affiliates under certain circumstances and subject to certain conditions. This debt may be “inter-company subordinated debt” or “inter-company deeply subordinated debt” and may be interest bearing or non interest bearing and payable on demand or otherwise.

      Inter-company subordinated debt is unsecured and ranks junior to debt issued under the amended bank credit facility and the operating credit, as well as to the notes and the Existing Senior Secured Securities. We may make payments of principal or interest on inter-company subordinated debt as long as there is no default under its debt instruments.

      Inter-company deeply subordinated debt is unsecured and also ranks junior to debt issued under the amended bank credit facility and the operating credit, as well as to the notes and the Existing Senior Secured Securities. Inter-company deeply subordinated debt is not treated as debt or total debt for purposes of financial covenant calculations as all payments on inter-company deeply subordinated debt are restricted payments, generally treated in the same manner as dividends on our capital stock.

      At March 31, 2004, there were no amounts of inter-company subordinated debt outstanding and there were no amounts of inter-company deeply subordinated debt outstanding.

DESCRIPTION OF NOTES

      The old notes were issued and the new notes (as used in this Description of Notes, the “Notes”) will be issued under an indenture dated as of February 20, 2004 (as used in this Description of Notes, the “Indenture”) between RWI and JPMorgan Chase Bank (as used in this Description of Notes, the “Trustee”). The terms of the new Notes will be identical in all material respects to the terms of the old Notes, except that the new Notes will be registered under the Securities Act and will be issued free from any covenant requiring registration, including terms providing for an increase in the interest rate on the old Notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates. Upon the effectiveness of the Registration Statement, of which this prospectus forms a part, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The following summary of material terms of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. The definitions of capitalized terms used in the following summary are set forth below under the subsection entitled “— Certain Definitions”. Capitalized terms that are used in this section but not otherwise defined in this section have the meanings assigned to them in the Indenture and such definitions are incorporated by reference. Section references herein are to sections of the Indenture. As used in this Description of Notes, “RWI” means Rogers Wireless Inc. and its successors under the Indenture, but not any of its subsidiaries.

General

      The Notes will mature on March 1, 2014 and will be senior obligations of RWI secured as described below. Each Note will bear interest at the rate set forth on the cover page hereof from February 20, 2004 or from the most recent interest payment date to which interest has been paid, payable semiannually on March 1 and September 1 of each year, commencing September 1, 2004, to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the February 15 or August 15 next preceding such interest payment date. (Sections 204, 301 and 310)

      RWI may from time to time without notice to, or the consent of, the Holders of the Notes, create and issue additional Notes under the Indenture, equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new Notes or except for the first payment of interest following the issue date of the new Notes) so that the new Notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes. In the event that additional Notes are issued, RWI will prepare a new offering memorandum or prospectus.

      Principal of and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of RWI in The City of New York (which initially will be the corporate trust office of the Trustee, JPMorgan Chase Bank, 4 New York Plaza, 15th Floor, New York, New York 10004); provided, however, that payment of interest may be made at the option of RWI by check mailed to the person entitled thereto as shown on the Security Register. (Sections 301, 305 and 1002) The Notes will be issued only in fully registered form without coupons, in denominations of US$1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange or redemption of Notes, except for certain taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange. (Section 305)

      The Notes will not be entitled to the benefit of any sinking fund.

      In the event that (a) the Exchange Offer Registration Statement has not been declared effective on or prior to the 180th day following the date of original issue of the old Notes or (b) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 210th day following the date of original issue of the old Notes, the rate per annum at which the old Notes bear interest will be increased temporarily. See the section entitled “Exchange Offer; Registration Rights”.

      All old Notes and new Notes are treated as a single class of securities for all purposes under the Indenture.

Security

      The Notes initially will be secured by a Trust Bond issued by RWI and pledged to the Trustee pursuant to a Pledge Agreement between RWI and the Trustee. The Trust Bond is, in turn, secured by security interests in substantially all the assets of RWI, subject to certain exceptions and prior liens pursuant to the Deed of Trust and related documents. RWI’s obligations under the Deed of Trust Bonds are guaranteed by the Restricted Subsidiary, Rogers Wireless Alberta Inc. The Restricted Subsidiary has pledged substantially all of its assets, subject to certain exceptions and prior liens, to secure its guarantee under the Deed of Trust. See the section entitled “Description of Collateral for the Notes”.

      In the event that (i) on a pro forma basis giving effect to the release of the security for the Notes and any other Debt of RWI with similar release provisions, (A) no Debt of RWI would be outstanding and (B) there would be no availability to RWI under any bank credit facilities or operating credit facilities or swap agreements, in the case of each of (A) and (B) that is or are secured by a Lien of the Pledge Agreement or any Collateral Document or any other Lien on the Deed of Trust Collateral, (ii) the ratings assigned to the Notes by at least two of the three Rating Agencies are Investment Grade Ratings and (iii) no Default or Event of Default has occurred and is continuing under the Indenture, then, without the consent of the Holders of the Notes, RWI may permanently release the collateral securing the Notes and the Notes will thereafter be senior unsecured obligations of RWI and subject to the covenants described below under the subsection entitled “— Certain Covenants as Senior Unsecured Notes”. RWI shall notify the Rating Agencies and the Trustee of its intention to exercise its option to release the collateral at least 45 days prior to the proposed date of such release (the “Release Date”). If on the proposed Release Date each of the conditions specified above has been satisfied and RWI has not been notified by the Rating Agencies that the ratings assigned to the Notes will be downgraded as a result of the release of the security such that the ratings assigned to the Notes by at least two of the three Rating Agencies will be below Investment Grade, then RWI may permanently terminate the Lien of the Pledge Agreement or any Collateral Document and any other Lien on the Deed of Trust Collateral. (Section 1015)

Ranking

      The indebtedness evidenced by the Notes will rank pari passu in right of payment with all other existing and future senior indebtedness of RWI, including RWI’s indebtedness under its amended bank credit facility, the operating credit and the Existing Secured Securities, and senior in right of payment to all existing and future subordinated indebtedness of RWI, including the Existing Subordinated Notes.

      At March 31, 2004, we had $2,082.1 million of senior secured indebtedness outstanding.

Optional Redemption

      The Notes will be redeemable, in whole or in part, at the option of RWI at any time at a redemption price equal to the greater of:

1) 100% of the principal amount of the Notes, and

2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

      “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the Notes.

      “Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

      “Quotation Agent” means Citigroup Global Markets Inc. or such other Reference Treasury Dealer appointed by RWI.

      “Reference Treasury Dealer” means (1) Citigroup Global Markets Inc. or its successors; provided, however, that if it shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RWI shall substitute for it another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by RWI.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed.

      Unless RWI defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

      In the case of a partial redemption of Notes, selection of such Notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any Note is redeemed in part, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed; provided that no Note in an aggregate principal amount of US$1,000 or less shall be redeemed in part. A replacement Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. (Sections 1104 and 1108)

Redemption Upon Changes in Withholding Taxes

      The Notes will also be subject to redemption as a whole, but not in part, at the option of RWI at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event RWI has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts with respect to such Notes as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after February 17, 2004. (Sections 1101 and 1105) See the subsection entitled “— Additional Amounts”.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

      “Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

      “Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

      “Attributable Debt” means, as of the date of its determination, the present value (discounted semiannually at an interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales), provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

      “bank credit facility” means any credit agreement or working capital facility among RWI and/or its Subsidiaries and one or more lenders, as such credit agreement or working capital facility may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified (including with other lenders) from time to time, regardless of whether any other credit agreement or working capital facility or any portion thereof was outstanding or in effect at the time of such amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplement or modification.

      “Capital Lease Obligation” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property, which, in accordance with GAAP, has been recorded as a capitalized lease.

      “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of the Indenture, including, without limitation, all common stock and preferred stock.

      “Collateral Documents” means, collectively, the Trust Bond, the Deed of Trust and the Pledge Agreement and each other agreement or instrument executed and delivered pursuant to or in connection with any thereof or which otherwise contains a guarantee of, or grants a Lien to secure, the Trust Bond or any guarantee thereof.

      “Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

      “Consolidated Tangible Assets” means the sum of the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

      “Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of RWI, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of RWI, all in accordance with GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that, subject to the immediately preceding sentence, the accounts of RWI or any Restricted Subsidiary include the accounts of any Person, the beneficial interests in which are controlled (in accordance with GAAP) by RWI or any such Restricted Subsidiary. The term “Consolidated” shall have a correlative meaning.

      “Debt” means, with respect to any Person, without duplication and (except as provided in clause (ii) below) without regard to any interest component thereof (whether actual or imputed) that is not due and payable:

i. money borrowed (including, without limitation, by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

ii. the face amount of any drafts of a corporation in Canadian dollars and accepted by a Canadian lender for discount in Canada;

iii. all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

iv. all liabilities upon which interest charges are customarily paid by such Person;

v. shares of Disqualified Stock not held by RWI or a wholly owned Restricted Subsidiary;

vi. Capital Lease Obligations, Purchase Money Obligations and Supplier Obligations, determined in each case in accordance with GAAP;

vii. Acquired Debt; and

viii. any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business) in any manner of any part or all of an obligation included in clauses (i) through (vii) above;

provided that “Debt” shall not include (A) trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business, (B) Inter-Company Deeply Subordinated Debt, and (C) except as otherwise expressly provided in the Indenture, Inter-Company Subordinated Debt.

      “Deed of Trust” means the Amended and Restated Deed of Trust and Mortgage dated as of March 15, 1997, between RWI and the Deed Trustee, as amended by the First Supplemental Deed of Trust and Mortgage dated March 19, 1997, as in effect on the date the Notes are issued and as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

      “Deed of Trust Bonds” means, collectively, the Trust Bond and any other bonds from time to time issued and outstanding under the Deed of Trust.

      “Deed of Trust Collateral” means, collectively, all of the property and assets that are intended from time to time to secure the Deed of Trust Bonds or any guarantee thereof pursuant to the Collateral Documents.

      “Deed Trustee” means National Trust Company, a trust company subsisting under the laws of the Province of Ontario, Canada, and its successors and assigns, as trustee under the Deed of Trust.

      “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

      “Disqualified Stock” means any Capital Stock of RWI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes for cash or securities constituting Debt; provided that shares of Preferred Stock of RWI or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of RWI or such Restricted Subsidiary, which provisions have substantially the same effect as the relevant provisions of the Indenture described under “Change in Control”, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

      “Exchange Offer” means the exchange offer that may be effected pursuant to the Registration Rights Agreement.

      “Exchange Notes” means the Notes issued pursuant to the Exchange Offer evidencing the same indebtedness as the Notes.

      “Excluded Assets” means (i) all assets of any Person other than RWI or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by RWI or a Restricted Subsidiary; (iii) any Investment by RWI or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by RWI or any Restricted Subsidiary from a Person other than RWI or a Restricted Subsidiary.

      “Excluded Securities” means any Debt, Preferred Stock or Common Stock issued by RWI, or any Debt or Preferred Stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than RWI or a Restricted Subsidiary; provided that, at all times, such Excluded Securities shall:

i. in the case of Debt not owed to RWI or a Restricted Subsidiary, constitute Inter-Company Deeply Subordinated Debt;

ii. in the case of Debt, not be guaranteed by RWI or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Deeply Subordinated Debt;

iii. in the case of Debt, not be secured by any assets or property of RWI or any Restricted Subsidiary;

iv. provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

v. provide by its terms that, no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the final Stated Maturity of the Notes or (y) the date on which all principal of, premium, if any, and interest on the Notes shall have been duly paid or provided for in full.

      “Existing Secured Securities” means securities evidencing indebtedness under RWI’s 10 1/2% Senior Secured Notes due 2006, 8.30% Senior Secured Notes due 2007, 9 3/8% Senior Secured Debentures due 2008, 9 5/8% Senior Secured Notes due 2011, and 9 3/4% Senior Secured Debentures due 2016.

      “Existing Subordinated Notes” means securities evidencing indebtedness under RWI’s 8.80% Senior Subordinated Notes due 2007.

      “Fifth Anniversary” means the fifth anniversary of the date of the original issuance of the Notes.

      “Fitch IBCA” means Fitch IBCA or any successor to such rating agency business thereof.

      “GAAP” means generally accepted accounting principles, in effect in Canada, as applied from time to time by RWI in the preparation of its consolidated financial statements.

      “Inter-Company Deeply Subordinated Debt” means all indebtedness of RWI or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities under which payments by RWI or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to the Notes in the manner and to the extent set forth in Exhibit A to the Indenture and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference the provisions of Exhibit A to the Indenture for the benefit of the Trustee and the Holders of the Notes.

      “Inter-Company Subordinated Debt” means all indebtedness of RWI or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from Rogers Entities and under which payments by RWI or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to the Notes in the manner and to the extent set forth in Exhibit B to the Indenture and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference the provisions of Exhibit B to the Indenture for the benefit of the Trustee and the Holders of the Notes.

      “Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from RWI or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

      “Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by Fitch IBCA.

      “Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind, real or personal, moveable or immovable, now owned or hereafter acquired.

      “Moody’s” means Moody’s Investors Service, Inc. or any successor to such rating agency business thereof.

      “Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

      “Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Pledge Agreement” means the agreement between RWI and the Trustee dated as of February 20, 2004, substantially in the form attached as Exhibit C to the Indenture, pursuant to which RWI will pledge the Trust Bond to and in favor of the Trustee for and on behalf of the Trustee and the Holders.

      “Principal Property” means land, land improvements, buildings and associated factory, laboratory, office and switching equipment (excluding all products marketed by RWI or any of its Subsidiaries) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to RWI or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets as of the date of such determination, other than any such property (i) which RWI’s Board of Directors determines is not of material importance to RWI and its Restricted Subsidiaries taken as a whole or (ii) in which the interest of RWI and all its Subsidiaries does not exceed 50%.

      “Purchase Money Obligations” means, with respect to any Person, obligations, other than Capital Lease Obligations and Supplier Obligations, incurred or assumed to the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

      “Rating Agencies” means S&P, Fitch IBCA and Moody’s, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

      “Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of RWI to effect a Change in Control.

      “Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by RWI to effect a Change in Control (which period may be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (b) in the event the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

      “RCI” means Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia, and its successors and assigns. RCI, as of the date hereof, is the indirect parent of RWI.

      “Registration Rights Agreement” means the agreement among RWI and the Initial Purchasers in respect of the Notes dated February 20, 2004, as described under “Exchange Offer; Registration Rights”.

      “Restricted Subsidiary” means (a) prior to the Release Date, any Subsidiary that is a Restricted Subsidiary under the Deed of Trust, and includes any Unrestricted Subsidiary or other Person, in either case, that becomes a Restricted Subsidiary in accordance with the “Restricted Subsidiaries” covenant for the Notes and excludes any Person (including any of the foregoing), that ceases to be a Restricted Subsidiary in accordance with the “Restricted Subsidiaries” covenant for the Notes or (b) on or after the Release Date, any Subsidiary of RWI other than an Unrestricted Subsidiary. As of the date of this prospectus, the only Restricted Subsidiary of RWI is Rogers Wireless Alberta Inc.

      “Rogers Entities” means RCI and its Affiliates.

      “S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., or any successor to such rating agency business thereof.

      “Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by RWI or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by RWI or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years; (ii) leases between RWI and a Restricted Subsidiary or between Restricted Subsidiaries; and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

      “Secured Debt” means:

•	Debt of RWI or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary; or

•	any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Debt secured by any Lien or any conditional sale or other title retention agreement:

•	incurred or entered into on or after the Release Date to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed $50.0 million at any time outstanding;

•	on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

•	owing to RWI or any other Restricted Subsidiary; and

•	existing at the time a corporation becomes a Restricted Subsidiary.

      “Senior Debt” means any Debt of RWI or any Restricted Subsidiary other than Debt the repayment of which or any security for which has been expressly subordinated to the obligations under the Notes or to the senior indebtedness of such Restricted Subsidiary, as the case may be.

      “Subsidiary” means any firm, corporation or other legal entity in which RWI, RWI and one or more Subsidiaries or one or more Subsidiaries owns, directly or indirectly, a majority of the Voting Shares or has, directly or indirectly, the right to elect a majority of the board of directors, if it is a corporation, or the right to make or control its management decisions, if it is some other Person.

      “Supplier Obligations” means any obligation of RWI on a Consolidated basis incurred or assumed in the ordinary course of business and in favor of a supplier or other Person for the deferred purchase price of goods supplied to RWI or any other Restricted Subsidiary in respect of which goods the Deed Trustee has postponed its prior security interest in favor of such supplier or other Person and in respect of which RWI shall have delivered a notice to the Deed Trustee which notice sets forth (i) the name of such supplier or other Person, (ii) a brief description of the supply agreement governing such Supplier Obligations and (iii) the amount of the Supplier Obligations that may be incurred or assumed under such agreement.

      “Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

      “Trust Bond” means a bond in the principal amount of US$3.0 billion issued by RWI under the Deed of Trust and pledged to and in favor of the Trustee for and on behalf of the Trustee and each of the Holders of the Notes pursuant to the Pledge Agreement.

      “Unrestricted Subsidiary” means (a) prior to the Release Date, any Subsidiary that is not a Restricted Subsidiary and includes any Restricted Subsidiary that becomes an Unrestricted Subsidiary in accordance with the “Restricted Subsidiaries” covenant for the Notes or (b) on or after the Release Date, (i) any Subsidiary of RWI that at the time of determination shall be designated an Unrestricted Subsidiary in accordance with the “Restricted Subsidiaries” covenant and (ii) any Subsidiary of an Unrestricted Subsidiary.

      “Voting Shares” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Change in Control

      Under the Indenture, a Change in Control Triggering Event is deemed to occur upon both a Change in Control and a Rating Decline with respect to the Notes.

      A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RWI) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange Act), other than Members of the Rogers Family or RCI or a Person or Group controlled by one or more of the Members of the Rogers Family or RCI, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of RWI or

(ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RWI) the result of which is that any Person or Group (as defined in Rule 13d-5 of the Exchange Act), other than (A) Members of the Rogers Family or RCI or a Person or Group controlled by Members of the Rogers Family or RCI or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more Individuals or Additional Spouses, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to the shares held by such trustees, has elected to the Board of Directors of RWI such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the board of directors of RWI; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law. (Section 501)

      The occurrence of any Change in Control Triggering Event will constitute an Event of Default under the Indenture. (Section 501(k)) Such Event of Default may be cured if (i) within 20 business days after the occurrence of such Change in Control Triggering Event, RWI notifies the Trustee in writing of such event and an offer is made to all Holders of Notes to purchase all outstanding Notes properly tendered (a “Change in Control Offer”) at a purchase price (the “Change in Control Purchase Price”) equal to 101% of the principal amount thereof plus any accrued and unpaid interest to the Change in Control Purchase Date (as defined below) and (ii) on the date that is 40 business days after the occurrence of such Change in Control Triggering Event (the “Change in Control Purchase Date”) all Notes properly tendered into the Change in Control Offer are purchased. (Sections 516 and 1109)

      In order to effect such Change in Control Offer, RWI shall, within 20 business days after the occurrence of the Change in Control Triggering Event, notify the Trustee, who shall mail to each Holder of Notes a copy of the Change in Control Offer, which shall state, among other things, the procedures that Holders of Notes must follow to accept the Change in Control Offer. In the event of a Change in Control Offer, RWI will comply with all applicable tender offer rules including Rule 14e-1 under the Securities Exchange Act of 1934, to the extent applicable.

      The Event of Default arising upon a Change in Control Triggering Event will also be cured if a third party makes the Change in Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change in Control Offer to be made by RWI, including the obligations of RWI described under “— Additional Amounts”, and purchases all Notes properly tendered under such Change in Control Offer. (Section 516(c)) The failure of RWI (or the third party, in the case of a Change in Control Offer made by a third party) to make or consummate the Change in Control Offer or pay the Change in Control Purchase Price on the Change in Control Purchase Date will give the Trustee and the Holders of Notes the rights described under “— Events of Default”.

      An Event of Default arising from a Change in Control Triggering Event may only be waived with the consent of the Holders of all outstanding Notes.

      “Member of the Rogers Family” means Edward S. Rogers who was born on May 27, 1933, such individual being referred to as “Edward S. Rogers”, his spouse, his widow, his issue (including adoptees adopted prior to their age of majority and their issue), any half-sister of Edward S. Rogers, the issue of any such half-sister and any trust in which any one or more of the foregoing individuals (“Individuals”) or the spouse of the issue (whether surviving or not) of Edward S. Rogers or his half-sister (“Additional Spouses”) have a beneficial interest (a “Qualifying Trust”) but, in the case of a Qualifying Trust, the voting rights of securities of RWI controlled, directly or indirectly, by the Qualifying Trust shall be included in the computation of the voting rights held by Members of the Rogers Family only to the extent that it is reasonable to regard such securities as being held, directly or indirectly, for the benefit of Individuals and Additional Spouses. (Section 501)

      RWI’s amended bank credit facility and the agreements governing the Existing Secured Securities and the Existing Subordinated Notes contain provisions regarding changes in control. See “Description of

Other Indebtedness”. In the event of a change in control, the total debt under the amended bank credit facility, the Existing Secured Securities and the Existing Subordinated Notes could become due and payable. At December 31, 2003, after giving effect to the sale of the old Notes and the application of the net proceeds of the sale of the old Notes, there would have been $133.0 million outstanding under the amended bank credit facility, $1,127.4 million of Existing Secured Securities outstanding and no Existing Subordinated Notes outstanding. RWI may not have sufficient funds to repay all such debt. If this occurs, additional debt or equity financing may be necessary. However, this financing may not be obtainable, or if obtainable, the terms of this financing may not be attractive to RWI.

      The terms of the Notes or the covenants in the Indenture do not otherwise afford holders of the Notes protection in the event of a highly leveraged transaction or other similar transaction involving RWI or any of its Restricted Subsidiaries, or any other transaction resulting in a decline in the ratings on or credit quality of the Notes that may adversely affect holders of the Notes.

Certain Covenants as Senior Secured Notes

      Until such time as the collateral securing the Notes is released, RWI and its Restricted Subsidiaries will be subject to the covenants described below under the subsections entitled “— Limitation on Liens”, “— Restricted Subsidiaries” and “— Provision of Financial Information” and the “Mergers, Amalgamations and Sales of Assets by RWI” covenant.

      Limitation on Liens. RWI will not, and will not permit any Restricted Subsidiary to, create, affirm, incur, or suffer to exist any Lien of any kind upon any of its property or assets now owned or hereafter acquired, other than:

a) Liens on Excluded Assets;

b) Liens securing Debt under (1) Capital Lease Obligations and/or Purchase Money Obligations not exceeding at any time an aggregate amount equal to 10% of RWI’s Consolidated Tangible Assets and (2) Supplier Obligations not exceeding at any time an aggregate principal amount of $100.0 million, provided that no assets or property of RWI or any Restricted Subsidiary (other than the property acquired in connection with such Capital Lease Obligation, Purchase Money Obligation or Supplier Obligation) are subject to any Lien securing such Debt;

c) Liens securing Debt of a Person outstanding on the date such Person becomes a Restricted Subsidiary, provided that such Liens (1) were not incurred in contemplation or such Person becoming a Restricted Subsidiary and (2) are not applicable to RWI or any other Restricted Subsidiary, or the properties or assets of RWI or any other Restricted Subsidiary;

d) Liens on property or assets acquired by RWI or any Restricted Subsidiary from another Person which are existing at the time of such acquisition, provided that such Liens (1) were not incurred in contemplation of the acquisition of such property or assets and (2) are applicable only to such property or assets;

e) Liens on the property and assets of RWI or any Restricted Subsidiary provided or granted to the Deed Trustee pursuant to the Deed of Trust;

f) Liens securing Debt (and other related obligations) under (1) one or more bank credit facilities in an aggregate principal amount not to exceed $800.0 million in the aggregate at any time outstanding or (2) one or more operating credit facilities in an aggregate principal amount not to exceed $20.0 million at any time, provided that such Debt was incurred in compliance with the provisions of the Indenture and that such Liens are limited to a pledge of Deed of Trust Bonds;

g) Liens securing Debt (and other related obligations), provided that such Liens are limited to Liens securing Deed of Trust Bonds;

h) the contractual right of holders of Deed of Trust Bonds who provide funds to the Deed Trustee to make payments relating to Supplier Obligations to be paid out of the proceeds received by the Deed Trustee from the enforcement of any remedy provided for in the Deed of Trust prior to the payment of such proceeds to holders of Senior Debt to the extent and in the manner prescribed in the Deed of Trust;

i) Liens that, together with the Debt secured thereby, by their respective terms and by contract with the Deed Trustee, provide that: (1) they are subordinated and postponed to all Senior Debt and all Liens therefor, now or hereafter existing or granted, with the result that (x) upon any failure to make any payment on account of the Senior Debt when due which has not been cured or waived, or (y) upon any dividend or other payment to, or any issuance of debt or equity securities to, or any distribution of the assets of, RWI or any other Restricted Subsidiary among the creditors of RWI or any other Restricted Subsidiary upon a dissolution, liquidation, reorganization, insolvency or bankruptcy of, or arrangement, compromise or restructuring of debts or assets of, RWI or any other Restricted Subsidiary or (z) upon the occurrence of any other event specified in the instrument creating such subordinated Debt or Lien, the holders of Senior Debt shall be entitled to receive payment in full before the holders of such subordinated Debt are entitled to receive any payment on such subordinated Debt; and (2) the holders of any such subordinated Lien or Debt will not be entitled to (x) contest the validity, priority, perfection or enforceability of any Lien granted in respect of Senior Debt or (y) take any steps whatsoever, including, without limitation, registration of such subordinated Lien, that result in such subordinated Lien (A) ranking prior to or pari passu with the Liens granted in respect of the Senior Debt or (B) charging any property or assets of RWI or any other Restricted Subsidiary that are intended to be subject to any Lien granted in respect of the Senior Debt but are not at the time so charged for the benefit of the Senior Debt;

j) certain other customary Liens originating other than as a result of the incurrence of Debt;

k) any other Lien existing on the date of the Indenture; and

l) Liens, other than Liens incurred pursuant to the foregoing clauses (a) to (k), securing or otherwise in respect of up to $20.0 million aggregate amount of obligations of RWI or any Restricted Subsidiary at any time outstanding. (Section 1007)

      Restricted Subsidiaries. (a) The Board of Directors of RWI may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or RWI or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing; (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of RWI’s Consolidated Net Tangible Assets, and (iii) prior to the Release Date, such Restricted Subsidiary becomes an Unrestricted Subsidiary under the Deed of Trust; provided, however, that for the purposes of this “Restricted Subsidiaries” covenant, (1) RWI’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets. (Section 1008)

      (b) The Board of Directors of RWI may not designate (1) any Unrestricted Subsidiary as a Restricted Subsidiary or (2) prior to the Release Date, any Person that is to become a Subsidiary as a Restricted Subsidiary, unless:

i. such Unrestricted Subsidiary or such Person is incorporated or organized in Canada or a Province or territory thereof, or in the United States or any State thereof or the District of Columbia;

ii. immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing; and

iii. prior to the Release Date, such Unrestricted Subsidiary or such Person becomes a Restricted Subsidiary under the Deed of Trust. (Section 1008)

      (c) Nothing in this “Restricted Subsidiaries” covenant shall restrict or limit RWI or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary. (Section 1008)

      Provision of Financial Information. (a) RWI shall supply without cost to each Holder of the Notes, and file with the Trustee within 30 days after RWI is required to file the same with the Commission, copies of the annual reports and quarterly reports and of the information, documents and other reports which RWI may be required to file with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

      (b) If RWI is not required to file with the Commission such reports and other information, RWI shall furnish without cost to each Holder of the Notes and file with the Trustee (i) within 110 days after the end of each fiscal year, audited year-end financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RWI is a public reporting company at the time), (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, unaudited quarterly financial statements prepared in accordance with GAAP and substantially in the form prescribed by applicable Canadian regulatory authorities for Canadian public reporting companies (whether or not RWI is a public reporting company at the time). RWI shall also make such reports available to prospective purchasers of the Notes, securities analysts and broker-dealers upon their request. (Section 1011)

Certain Covenants as Senior Unsecured Notes

      If the collateral securing the Notes is released, the Notes will be senior unsecured obligations of RWI. In such circumstances, RWI and its Subsidiaries will be subject only to the covenants described below under the subsections entitled “— Limitation on Secured Debt” and “— Limitation on Sale and Leaseback Transactions”, the covenants described above under the subsections entitled “Certain Covenants as Senior Secured Notes — Provision of Financial Information”, “— Restricted Subsidiaries” and the “Mergers, Amalgamations and Sales of Assets by RWI” covenant.

      Limitation on Secured Debt. RWI will not, and RWI will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as RWI secures the Notes equally and ratably with (or prior to) such Secured Debt. However, RWI may incur Secured Debt without securing the Notes if, immediately after incurring the Secured Debt, the aggregate amount of all Secured Debt and the aggregate amount of Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the Notes and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure the Notes under this covenant shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the Notes under this covenant. (Section 1009)

      Limitation on Sale and Leaseback Transactions. RWI will not permit, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by RWI or a Restricted Subsidiary after the Release Date (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if later than the Release Date) and (2) the aggregate amount of all Debt secured by a Lien, excluding Debt which is secured to the same extent as the Notes, does not exceed 15% of RWI’s Consolidated Net Tangible Assets, or (b) an amount equal to the greater of the net proceeds to RWI or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire long-term debt of RWI or a Restricted Subsidiary; provided that in no event shall RWI be required on or prior to the Fifth Anniversary to retire Notes pursuant to this covenant that have an aggregate principal amount in excess of 25% of the original aggregate principal amount of the Notes, and provided further that, promptly after the

Fifth Anniversary, RWI will retire any Notes that would have been retired under this covenant but for the foregoing proviso. However, Debt which is subordinate to the Notes or which is owed to RWI or a Restricted Subsidiary may not be retired. (Section 1010)

Mergers, Amalgamations and Sales of Assets by RWI

      RWI may not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) RWI shall be the continuing corporation or (2) the Person (if other than RWI) formed by such amalgamation or consolidation or into which RWI is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of RWI substantially as an entirety (i) shall be a corporation, partnership or trust organized and validly existing under (A) the laws of the United States or any State thereof or the District of Columbia or (B) the federal laws of Canada or any Province thereof, and (ii) shall expressly assume, by a supplemental indenture, all of the obligations under the Notes, the Indenture and, prior to the Release Date, the Collateral Documents of RWI; and (b) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of RWI or a Subsidiary in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing. (Section 801)

      In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which RWI is not the continuing corporation, the successor Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, RWI under the Indentures, and thereafter RWI will, except in the case of a lease, be discharged from all obligations and covenants under the Indenture and the Notes. (Section 802)

      If, as a result of any such transaction, any of RWI’s properties or assets or any properties or assets of any Subsidiary of RWI becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above, without equally and ratably securing the Notes, RWI, simultaneously with or prior to such transaction, will cause the Notes to be secured equally and ratably with or prior to the Debt secured by such Lien. (Section 803)

Events of Default

      An Event of Default with respect to the Notes means:

a) a default in payment of principal of (or premium, if any, on) any of the Notes when due; or

b) a default in payment of any interest or any Additional Amounts on any of the Notes for 30 days after the date when due; or

c) a default in the performance, or breach, of any covenant or warranty of RWI or of any Restricted Subsidiary in the Indenture or, prior to the Release Date, any Collateral Document for a period of 60 days after written notice of such failure shall have been given to RWI by the Trustee or to RWI and the Trustee by the Holders of 25% in aggregate principal amount of the Notes then outstanding; or

d) (i)(A) there shall have occurred one or more defaults of RWI or any Restricted Subsidiary in the payment of the principal of or premium on any Debt aggregating $25.0 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall continue after any applicable grace period and have not been cured or waived or (B) there shall occur and be continuing any acceleration of the maturity of any Debt aggregating $25.0 million or more and (ii) in any case referred to in the foregoing clause (A) or clause (B), the Debt that is the subject of such non-payment has not been discharged, or such non-payment or acceleration has not been rescinded or annulled, within 10 days of such non-payment or acceleration; or

e) any judgments or orders aggregating $25.0 million or more rendered against RWI or any Restricted Subsidiary remain unsatisfied and unstayed for 60 consecutive days; or

f) certain events of bankruptcy, insolvency or reorganization affecting RWI or any Restricted Subsidiary shall occur; or

g) prior to the Release Date, any Collateral Document shall, at any time, cease to be in full force and effect for any reason (other than the termination thereof pursuant to the Indenture or the satisfaction in full of all obligations under the Indenture and discharge of the Indenture) or shall be declared invalid or unenforceable; or if RWI or any Restricted Subsidiary shall assert, in any pleading filed in a court of competent jurisdiction, that any Collateral Document is invalid or unenforceable; or

h) prior to the Release Date, the Deed Trustee shall commence proceedings or take any action or shall have been directed by one or more holders of Deed of Trust Bonds to commence proceedings or take any action, to realize upon the Lien Hereof (as defined in the Deed of Trust); or

i) a Change in Control Triggering Event shall occur; or

j) prior to the Release Date, the whole or substantially the whole of the Specifically Mortgaged Property or of the Mortgaged Property (as such terms are defined in the Deed of Trust) shall be taken by exercise of certain powers referred to in the Deed of Trust or shall be sold or otherwise disposed of in anticipation thereof. (Section 501)

      On or after the Release Date, if (i) the ratings assigned to the Notes by at least two of the three Rating Agencies are Investment Grade Ratings and (ii) other than under a bank credit facility, there is no Debt of RWI outstanding with events of default comparable to the Events of Default specified in (d) and (e) above, RWI may amend the Indenture without the consent of the Holders to eliminate the Events of Default specified under clauses (d) and (e) above. (Section 901)

      If an Event of Default (other than an Event of Default specified in clause (f) or (i)) above shall occur and be continuing, or an Event of Default specified in clause (i) above shall occur and be continuing and RWI (or a third party) shall fail to make a Change in Control Offer or to purchase the Notes properly tendered in response to the Change in Control Offer at the times and in the manner specified in the Indenture, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes due and payable. If an Event of Default specified in clause (f) above occurs and is continuing, then the principal of all the Notes shall become due and payable without any declaration or other act on the part of the Trustee or any Holder. After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding Notes by written notice to RWI and the Trustee, may rescind and annul such declaration and its consequences if (a) RWI has paid or deposited, or caused to be paid or deposited, with one of the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, their agents and counsel, (ii) all overdue interest on all Notes, (iii) the principal of (and premium, if any, on) any Notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes and (b) all Events of Default, other than the non-payment of principal of, premium, if any, or interest on, the Notes which have become due solely by such declaration of acceleration, have been cured or waived. (Section 502)

      The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act and use the same degree of care and skill in its exercise of its powers as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs, to be indemnified by the Holders of Notes before proceeding to exercise any right or power under the Indenture at the request of such Holders. The Indenture provides that the Holders of a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee. (Sections 507, 512 and 601)

      RWI will be required to furnish to the Trustee annually a statement as to any default by RWI in the performance and observance of its obligations under the Indenture. (Section 1013)

Defeasance and Covenant Defeasance of Indenture

      RWI may, at its option, and at any time, elect to have the obligations of RWI discharged with respect to all outstanding Notes (“defeasance”). Such defeasance means that RWI shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied its other obligations under the Indenture, except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of (and premium, if any) and interest on the Notes when such payments are due, (ii) RWI’s obligations with respect to the Notes relating to the issuance of temporary Notes, the registration, transfer and exchange of the Notes, the replacement of mutilated, destroyed, lost or stolen Notes, the payment of any Additional Amounts, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture, (iii) its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee, (iv) the defeasance provisions of the Indenture and (v) RWI’s right of redemption in the event of Additional Amounts becoming payable under certain circumstances. (Sections 401 and 402) In addition, RWI may, at its option and at any time, elect to be released from its obligations with respect to certain of its covenants under the Indenture (including those described under the subsections entitled “— Certain Covenants as Senior Secured Notes” and “— Certain Covenants as Senior Unsecured Notes”) (“covenant defeasance”) and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under the subsection entitled “— Events of Default” will no longer constitute Events of Default with respect to the Notes. (Section 403)

      In order to exercise either defeasance or covenant defeasance, (i) RWI must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of Notes, cash in U.S. dollars, certain U.S. government obligations or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding Notes on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, RWI shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) RWI has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since February 17, 2004, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, RWI shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of the outstanding Notes will not recognize income, gains or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, RWI shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that Holders of the Notes will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any Holder or the Trustee); and (v) RWI must comply with certain other conditions. (Section 404)

Additional Amounts

      All payments made by RWI under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless RWI is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If RWI is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, RWI will pay as interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder of such Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder of Notes (an “Excluded Holder”) (i) with which RWI does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of Notes or the receipt of payments thereunder or the enforcement of rights with respect to the Collateral Documents, (iii) if the Notes are presented for payment more than 15 days after the date on which such payment or such Notes became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to such Additional Amounts had the Notes been presented on the last day of such 15-day period) or (iv) to the extent that such withholding is imposed on a payment to a Holder who is an individual pursuant to European Union Directive 2004/48/ EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive. RWI will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of a Holder of Notes, RWI will furnish, as soon as reasonably practicable, to such Holder of Notes certified copies of tax receipts evidencing such payment by RWI. RWI will indemnify and hold harmless each Holder of Notes (other than to the extent the Holder is an Excluded Holder) and, upon written request of any Holder of Notes (other than to the extent the Holder is an Excluded Holder), reimburse such Holder for the amount of (i) any such Taxes so levied or imposed and paid by such Holder as a result of any failure of RWI to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such Holder after such reimbursement would not be less than the net amount such Holder would have received if such taxes on such reimbursement had not been imposed.

      At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if RWI will be obligated to pay Additional Amounts with respect to such payment, RWI will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders of Notes on the payment date. Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Change in Control Purchase Price, interest or any other amount payable under or with respect to any Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. (Section 1012)

      For a discussion of the exemption from Canadian withholding taxes that should be applicable to payments under or with respect to the Notes, see the section entitled “Income Tax Consequences — Canadian Federal Income Tax Consequences”.

      In the event that RWI has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes, any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, RWI may redeem all, but not less than all, the

Notes at any time at 100% of the principal amount, together with accrued interest thereon to the redemption date. See the subsection entitled “— Redemption Upon Changes in Withholding Taxes”.

Modification and Waiver

      Modifications and amendments of the Indenture and the Pledge Agreement may be entered into by RWI and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any such Notes, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any such Notes or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); (ii) reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change in Control Purchase Price; (iii) reduce the percentage in principal amount of outstanding Notes the consent of whose Holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of Holders of outstanding Notes or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes the consent of whose Holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Note affected thereby, or (v) permit the creation of any Lien (other than the Lien of the Pledge Agreement) on the Trust Bond or terminate the Lien of the Pledge Agreement as to any part thereof. (Section 903)

      The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance with certain restrictive covenants and provisions of the Indenture. (Sections 513 and 1014)

      Modifications and amendments of the Collateral Documents, other than the Pledge Agreement, may be approved by RWI, the Restricted Subsidiaries and the Trustee with the consent of Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note (i) modify certain provisions of the Deed of Trust (including provisions relating to the ranking of the Deed of Trust Bonds, requirements for actions of holders of Deed of Trust Bonds and the rights of holders of Deed of Trust Bonds following an event of default under the Deed of Trust); or (ii) except as permitted by the Indenture and by the Deed of Trust, permit the creation of any Lien ranking prior to or on a parity with the Lien securing the Trust Bond or any guarantee thereof or terminate such Lien as to any part of the Deed of Trust Collateral. (Section 904)

      RWI and the Trustee may enter into supplemental indentures to issue additional Notes under the Indenture, as permitted by the Indenture, without the consent of the Holders of Notes. In addition, RWI and the Trustee may enter into a supplemental indenture to eliminate certain Events of Default without the consent of the Holders of the Notes as specified under “— Events of Default”.

      Notwithstanding the foregoing, RWI, the Restricted Subsidiaries and the Trustee, without the consent of any Holder, may modify and amend the Indenture and the Collateral Documents to terminate the Lien of the Pledge Agreement and any other Lien on the Deed of Trust Collateral if all of the conditions listed in the second paragraph under the subsection entitled “— Security” have been satisfied. (Section 1015)

Form Denomination, Book-Entry Procedures and Transfer

      The old Notes were offered and sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). The old Notes also were offered and sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”).

      Rule 144A Notes initially are represented by one or more Notes in registered, global form (collectively, the “Restricted Global Notes”). The Restricted Global Notes were deposited on issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Rule 144A Notes (including beneficial interests in the Restricted Global Notes) are subject to certain restrictions on transfer set forth therein and in the Indenture and bear a restrictive legend as described under “Notices to Investors”.

      The Regulation S Notes initially are represented by one or more Notes in global form (collectively, the “Regulation S Global Notes”). The Regulation S Global Notes were registered in the name of a nominee of DTC and deposited with the Trustee as custodian for DTC for credit to Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), for credit to the respective beneficial owners thereof in accordance with the rules thereof.

      Each Restricted Global Note and Regulation S Global Note (collectively, the “Global Notes”) is held by DTC on behalf of its account holders. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See the subsection entitled “— Exchange of Book-Entry Notes for Certificated Notes”. Beneficial interests in the Restricted Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes or vice versa except in accordance with the transfer and certification requirements described below under the subsection entitled “— Exchanges between Regulation S Global Notes and Restricted Global Notes”.

Depositary Procedures

      DTC has advised RWI that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including Citigroup Global Markets Inc.), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

      DTC has also advised RWI that, pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with the respective principal amount of the individual beneficial interests represented by such Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

      Investors in the Restricted Global Notes may hold their interests therein directly through DTC if they are Participants in such system, or indirectly through organizations (including Euroclear and Clearstream, Luxembourg) that are Participants in such system. Investors in the Regulation S Global Notes may hold their interests therein through Euroclear or Clearstream, Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems, or through organizations other than Euroclear and Clearstream, Luxembourg that are Participants in the DTC system. Euroclear and Clearstream, Luxembourg will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream, Luxembourg. The depositories, in turn, will hold such interests in the Regulation S Global Notes in customers’ securities accounts in the depositories’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such system. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see the subsections entitled “Exchange of Book-Entry Notes for Certificated Notes” and “Exchanges between Regulation S Notes and Rule 144A Notes”.

      Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

      Payments in respect of the Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised RWI that its current practice, upon receipt of any payment in respect of securities such as the Notes, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or RWI. Neither RWI nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and RWI and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      Except for trades involving only Euroclear and Clearstream, Luxembourg participants, interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants.

      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the Notes described herein, crossmarket transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary;

however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counter party in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary or take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

      Because of the time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interest in a Global Note by or through a Euroclear or Clearstream, Luxembourg participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC’s settlement date.

      DTC has advised RWI that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect to such portion of the principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form and to distribute such Notes to its Participants.

      The information in this section concerning DTC, Euroclear and Clearstream, Luxembourg and their book-entry systems has been obtained from sources that RWI believes to be reliable, but RWI takes no responsibility for the accuracy thereof.

      Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures to facilitate transfers of interest in the Regulation S Global Notes and in the Restricted Global Notes among participants in DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither RWI nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchanges between Regulation S Global Notes and Restricted Global Notes

      Beneficial interests in the Restricted Global Notes may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Notes, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 under the Securities Act (if available).

      Until and including the 40th day after the later of the commencement of the offering of the old Notes and the original issue date of the old Notes (such period, the “Restricted Period”), beneficial interests in the Regulation S Global Note may be held only through Euroclear or Clearstream, Luxembourg, unless delivery is made through the Restricted Global Note in accordance with the certification requirements described below.

      Prior to the expiration of the Restricted Period, a beneficial interest in the Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Note only upon receipt by the Trustee of a written certification from the transferor (in the form provided in the Indenture) to the effect that such transfer is being made to a person who the transferor reasonably believes is purchasing for its own account or accounts as to which it exercises sole investment discretion and that such person and each such account is a Qualified Institutional Buyer, in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. After the expiration of the Restricted Period, such certification requirement will no longer apply to such transfers. Any beneficial interest in the Regulation S Global Note that is transferred to a person who takes delivery in the form of an interest in the Restricted Global Note will, upon transfer, cease to be an interest in the Regulation S Global Note and will become an interest in the Restricted Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Restricted Global Note for as long as it retains such an interest.

      A beneficial interest in a Regulation S Note may be transferred to a person who takes delivery in the form of a Restricted Global Note without any certification.

      Transfers involving an exchange of a beneficial interest in Regulation S Global Notes for a beneficial interest in the Restricted Global Notes or vice versa, will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian (“DWAC”) system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Notes and a corresponding increase in the principal amount of the Restricted Global Notes or vice versa, as applicable.

      Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Notes will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.

Exchange of Book-Entry Notes for Certificated Notes

      A beneficial interest in a Global Note may not be exchanged for a security in certificated form unless (i) DTC (x) notifies RWI that it is unwilling or unable to continue as Depositary for such Global Notes or (y) has ceased to be clearing agency registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in either case RWI thereupon fails to appoint a successor Depositary, (ii) RWI, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Any certificated Notes issued in exchange for an interest in a Global Note will bear the legend restricting transfers that is borne by such Global Note. Any such exchange will be effected through the DWAC System and an appropriate adjustment will be made in the records of the applicable security registrar to reflect a decrease in the principal amount of the relevant Global Note.

Concerning the Trustee

      JPMorgan Chase Bank is the Trustee under the Indenture. JPMorgan Chase Bank also acts as trustee under several other indentures of RWI.

Governing Law

      The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York. The Pledge Agreement will be governed by the laws of the Province of Ontario, Canada, and the federal laws of Canada applicable therein.

Enforceability of Judgments

      Since substantially all of the assets of RWI are outside the United States, any judgment obtained in the United States against RWI, including judgments with respect to the payment of principal or Redemption Price, Change in Control Purchase Price on the Notes, may not be collectible within the United States.

      RWI has been informed by its Canadian counsel, Torys LLP, that the laws of the provinces of Quebec, Ontario, Alberta and British Columbia permit an action to be brought in a court of competent jurisdiction in the provinces of Quebec, Ontario, Alberta and British Columbia (a “Canadian Court”) on any final and conclusive judgment in personam of any federal or state court located in the Borough of Manhattan in The City of New York (“New York Court”) that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if (i) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by a Canadian Court (and submission by RWI in the Indenture to the jurisdiction of the New York Court will be sufficient for the purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of the fundamental principles of procedure and the decision and the enforcement thereof would not be inconsistent with public policy or public order, as such terms are understood under the laws of the provinces of Ontario, Alberta or British Columbia, as the case may be (or as such terms are understood in international relations in the case of the province of Quebec); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced within six years of the date of such judgment (ten years in the case of the Province of Quebec); (v) in British Columbia, such judgment, if a default judgment, does not contain any manifest error on the face of the default judgment; (vi) in Quebec, a dispute between the same parties, based on the same facts and having the same object, has not given rise to a decision rendered in Quebec, whether it has acquired the authority of a final judgment or not, or is not pending before a Quebec authority, in first instance, or has not been decided in a third country and the decision has met the necessary conditions for recognition in Quebec; and (vii) in Quebec, the decision has not been rendered by default unless the plaintiff proves that the act of procedure initiating the proceedings was duly served on the defaulting party in accordance with the law of the place where the decision was rendered. In the opinion of such counsel, a Canadian Court would not avoid enforcement of judgments of a New York Court respecting the Indenture or the Notes on the basis of public policy or order, as that term is understood in international relations and under the laws of the provinces of Quebec, Ontario, Alberta and British Columbia and federal laws of Canada applicable therein.

      Where a foreign decision orders a debtor to pay a sum of money expressed in foreign currency, a Quebec authority converts the sum into Canadian currency at the rate of exchange prevailing on the day the decision became enforceable at the place where it was rendered. The determination of interest payable under a foreign decision is governed by the law of the authority that rendered the decision until its conversion.

Consent to Jurisdiction and Service

      The Indenture provides that RWI will appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Notes issued thereunder and for actions brought under federal or state securities laws brought in any federal or state court located in the Borough of Manhattan in The City of New York and submits to such jurisdiction.

Ratings

      The Notes have been assigned a rating of BB+ by S&P, a rating of BBB- by Fitch IBCA and a rating of Ba3 by Moody’s. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of S&P and Fitch IBCA, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of S&P, C, in the case of Moody’s and Substantial Risk in the case of Fitch IBCA, which represent the lowest quality of securities rated.

      The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

DESCRIPTION OF COLLATERAL FOR NOTES

      The trust bond was issued by Rogers Wireless Inc. under the deed of trust and pledged to the trustee as security for the satisfaction of Rogers Wireless Inc.’s liabilities and obligations under the notes and the indenture and ranks pari passu with the Bonds, as defined below, that secure the indebtedness of Rogers Wireless Inc. under the amended bank credit facility, the operating credit and the Existing Senior Secured Securities. As used in this “Description of Collateral for Notes”, “Rogers Wireless Inc.” means Rogers Wireless Inc. and its successors under the indenture, but not any of its subsidiaries.

      In Canada, corporations commonly secure obligations by granting fixed and floating charges on their assets. These charges create security interests similar to those granted by corporations in the United States. The trust bond is secured by fixed and floating charges which provide the deed trustee a security interest in substantially all the assets of Rogers Wireless Inc., subject to certain exceptions and prior liens described below. These security interests will include charges on the capital stock and assets of our existing Restricted Subsidiary, Rogers Wireless Alberta Inc. (“RWAI”), and will include charges on the capital stock and assets of any future Restricted Subsidiary under the deed of trust. Each Restricted Subsidiary under the deed of trust will be a Restricted Subsidiary under the indenture.

Classes of Bonds and Ranking

      The deed of trust provides for the issuance of bonds (“Bonds”). Prior to the date of the issuance of the trust bond securing the notes, Bonds have been issued to secure the obligations of Rogers Wireless Inc. under the amended bank credit facility, the operating credit and the Existing Senior Secured Securities. Bonds (“Swap Bonds”) have also been issued to secure the obligations of Rogers Wireless Inc. arising from time to time in connection with interest rate and currency swap agreements entered into or guaranteed by Rogers Wireless Inc. The Bonds and Swap Bonds are collectively referred to herein as the “Deed of Trust Bonds”.

      The Deed of Trust Bonds rank pari passu with each other and are equally and ratably secured under the deed of trust according to the aggregate amount of indebtedness, liabilities and obligations of Rogers Wireless Inc. for which such Deed of Trust Bonds are pledged as security. So long as any Bonds (other than Swap Bonds) are outstanding, only the holders of Bonds (other than Swap Bonds) are entitled to give a Bondholder Direction or participate in a Bondholders’ Resolution.

Voting Rights

      A holder of a Bond (other than a Swap Bond) is entitled to vote under the deed of trust according to the greater of (i) the aggregate principal amount of indebtedness of Rogers Wireless Inc. secured by such Bond at the relevant time and (ii) the aggregate principal amount of indebtedness which such holder is obliged to make available to Rogers Wireless Inc. (including all amounts of indebtedness of Rogers Wireless Inc. outstanding at such time) at the time secured by such Bond or the equivalent thereof in Canadian dollars by applying the spot buying rate of a specified Canadian chartered bank at its main branch in Toronto on the date of determination (“Available Commitments”). So long as any Bond (other than a Swap Bond) is issued and outstanding, the Available Commitment of a Swap Bond for purposes of determining voting rights under the deed of trust is nil.

      As of March 31, 2004, the Available Commitments under the amended bank credit facility and operating credit were $631.5 million and $3.7 million, respectively. The following table illustrates the voting rights of holders of Bonds issued under the deed of trust after giving effect to the issuance of the old notes and the application of the net proceeds thereof.

Voting Rights

Lenders under the amended bank credit facility	26.0%
Lenders under the operating credit	0.4
Holders of l0 1/2% Senior Secured Notes due 2006.	5.9
Holders of 9 3/4% Senior Secured Debentures due 2016(1)	7.5
Holders of 9.625% Senior Secured Notes due 2011(1)	23.8
Holders of notes(1)	36.4

Total	100.0%

(1)	Based on the noon rate of exchange as reported by the Bank of Canada on March 31, 2004 of US$1.00 = Cdn$1.3105.

      Voting rights under the deed of trust are generally exercised pursuant to Bondholder Directions, Bondholders’ Resolutions and Unanimous Bondholders’ Resolutions. A Bondholder Direction is a direction issued to the deed trustee by a holder of a Bond that secures at least $100.0 million of Available Commitments. A Bondholders’ Resolution is an instrument approving, requesting or consenting to certain actions by the deed trustee, which is approved by the holders of Bonds representing at least two-thirds of the Available Commitments in respect of all Bonds or is adopted by holders of Bonds representing at least two-thirds of the Available Commitments that are present or represented at a meeting. A Unanimous Bondholders’ Resolution is an instrument approving, requesting or consenting to certain actions by the deed trustee, which is approved by the holders of Bonds representing all of the Available Commitments or is adopted by holders of Bonds representing all of the Available Commitments that are present or represented at a meeting. Solely for purposes of the descriptions of Bondholders Directions, Bondholders’ Resolutions and Unanimous Bondholders’ Resolutions contained in this paragraph, the term “Bond” excludes any Swap Bond.

      In addition, the holders of Swap Bonds are required to sign any Unanimous Bondholders’ Resolution if requested to do so by all of the other holders of Bonds.

      If an event of default has occurred under the deed of trust, holders of Bonds (other than Swap Bonds) may, by Bondholder Direction or Bondholders’ Resolution, require the deed trustee to proceed to enforce the liens securing the Deed of Trust Bonds. Because a Bondholder Direction may be issued to the deed trustee by the holder of a Bond (other than a Swap Bond) that secures at least $100.0 million of Available Commitments, the holders of the trust bond will be able to issue a Bondholder Direction so long as the Canadian dollar equivalent of the indebtedness secured by the trust bond is at least $100.0 million. Either a Bondholder Direction or a Bondholders’ Resolution is necessary under the deed of trust in order to (and either one may be used to), among other things, require and authorize the deed trustee to enforce the liens securing the Deed of Trust Bonds and direct and control enforcement actions by the deed trustee. If the deed trustee has been instructed by Bondholder Direction or Bondholders’ Resolution to enforce the liens securing the Deed of Trust Bonds, only the bondholder who gave the Bondholder Direction or the bondholders who approved the Bondholders’ Resolution may instruct the deed trustee to cease enforcement. A Bondholders’ Resolution is necessary under the deed of trust in order to, among other things, (i) approve the issuance of additional Deed of Trust Bonds, (ii) authorize the deed trustee to refrain from enforcing any covenant of Rogers Wireless Inc. in the deed of trust, (iii) authorize the removal of the deed trustee, (iv) authorize modifications and alterations to certain provisions of the deed of trust that do not require a Unanimous Bondholders’ Resolution, (v) require certain specified property to be made subject to a fixed and specific mortgage, (vi) authorize application or release of expropriation proceeds, insurance proceeds and certain other proceeds of the security received by the deed trustee, (vii) authorize the deed trustee to pay Supplier Obligations, (viii) require the execution of additional deeds in respect of certain after-acquired property and the preparation of a quarterly list of certain after-acquired property, (ix) authorize the reorganization or amalgamation of Rogers Wireless Inc. (unless otherwise permitted without a Bondholders’ Resolution) and (x) approve certain matters relating to the guarantee and security therefor required to be given to the deed trustee by a Restricted Subsidiary. Certain actions are subject to Unanimous Bondholders’ Resolution and thus may not be undertaken without the affirmative vote of the holder of the trust bond. See the section entitled “— Modification and Governing Law”.

Issuance of Additional Deed of Trust Bonds

      Deed of Trust Bonds may be issued under the deed of trust only by way of pledge as security for the indebtedness, liabilities and obligations of Rogers Wireless Inc. specified in the pledge instrument. Rogers Wireless Inc. may issue additional Deed of Trust Bonds under the deed of trust only if authorized by a Bondholders’ Resolution. Under the indenture, the trustee is required to vote in favor of the issuance of additional Deed of Trust Bonds if the debt to be secured thereby is permitted under the indenture and any other financing arrangements secured by Deed of Trust Bonds.

Security

      The Deed of Trust Bonds are secured by a floating charge in favor of the deed trustee on substantially all of the present and future real and personal property and assets of Rogers Wireless Inc., including fixed assets and inventories, and a fixed charge on the capital stock of our existing Restricted Subsidiary RWAI and any future Restricted Subsidiary under the deed of trust, all accounts receivable of Rogers Wireless Inc. and certain other assets. The fixed and floating charges are subject to certain exceptions and prior liens as described below. Rogers Wireless Inc.’s obligations under the Deed of Trust Bonds are guaranteed by RWAI under the deed of trust. RWAI has pledged substantially all of its assets, subject to certain exceptions and prior liens, to secure its guarantee under the deed of trust.

      Rogers Wireless Inc. and RWAI may, until the deed trustee has become bound to enforce its security under the deed of trust and subject to any applicable restrictions under the amended bank credit facility, the operating credit, the Existing Senior Secured Securities, the notes or other financing arrangements, dispose of, encumber or otherwise deal with the assets subject to these charges.

      The floating and fixed charges in favor of the deed trustee are subject to a number of exceptions and prior liens, including liens relating to (i) Capital Lease Obligations, (ii) Purchase Money Obligations, (iii) Supplier Obligations, (iv) shares of the capital stock of subsidiaries that have not been designated as Restricted Subsidiaries under the deed of trust (these subsidiaries have no material value) and other excluded assets (as defined in the deed of trust) (there are currently no such other excluded assets) and (v) any liens permitted under the indenture and any other agreements secured by Deed of Trust Bonds. Finally, under relevant Canadian law, it is uncertain whether any of Rogers Wireless Inc.’s or RWAI’s wireless licenses may be made subject to a charge under the deed of trust, although Industry Canada has stated that its policy will be to approve transfers of the wireless licenses awarded in the 2001 wireless spectrum auction, provided specific conditions are met, and has announced that it will amend all wireless licenses in April 2004 to make them transferable on specified conditions. See the section entitled “Risk Factors — The nature of the collateral for the notes may limit the amount that can be realized by secured debt holders in the event of a default”.

      Under the deed of trust, if Rogers Wireless Inc. wishes to designate a subsidiary as a Restricted Subsidiary under the deed of trust, it must grant the deed trustee a pledge of all of the issued and outstanding shares of such subsidiary owned by Rogers Wireless Inc. or any Restricted Subsidiary under the deed of trust, and such subsidiary must provide a guarantee of the Deed of Trust Bonds secured by substantially all its assets. Although the guarantee of RWAI of Rogers Wireless Inc.’s obligations under the notes, including the trust bond, is not limited, the ability of any future Restricted Subsidiary to guarantee the Deed of Trust Bonds may be limited by the statute under which such Restricted Subsidiary is existing. A subsidiary that is a Restricted Subsidiary ceases to have that status only if approved by a

Unanimous Bondholders’ Resolution. As of the date hereof, Rogers Wireless Inc.’s only Restricted Subsidiary is RWAI and Rogers Wireless Inc.’s Unrestricted Subsidiaries do not hold any material assets.

Event of Default Under Deed of Trust

      Failure by Rogers Wireless Inc. to satisfy a demand for payment under the trust bond would constitute an event of default under the deed of trust. Although the trust bond is stated to be payable on demand, the trustee may not demand payment unless or until an event of default under the indenture (other than an event of default arising as a result of a Change in Control Triggering Event) occurs and is continuing or an event of default arising as a result of a Change in Control Triggering Event occurs and is continuing and Rogers Wireless Inc. fails to make a Change in Control Offer or to purchase the notes properly tendered into the Change in Control Offer at the times and in the manner specified in the indenture.

      Upon the occurrence of such an event of default, the deed trustee may in its discretion and must, if so required by a Bondholder Direction or a Bondholders’ Resolution, proceed to enforce the liens under the deed of trust by any or all of the following procedures: (a) entry and possession in accordance with the deed of trust, (b) the appointment of a receiver in accordance with the deed of trust, (c) sale of all or any part of the security under the deed of trust, (d) lease or sublease of all or any part of the security, (e) proceeding in a court of competent jurisdiction for the appointment of a receiver or for sale of all or any part of the security or foreclosure and (f) any other remedy or proceeding authorized by the deed of trust or by law. Upon receipt of a Bondholders’ Resolution or Bondholder Direction to realize upon the security, the deed trustee is required to give notice thereof to all of the holders of the Deed of Trust Bonds. So long as the Canadian dollar equivalent of the indebtedness secured by the trust bond is at least $100.0 million, the trustee will be entitled to issue a Bondholder Direction to the deed trustee under the trust bond. If the deed trustee has been instructed by Bondholder Direction or Bondholders’ Resolution to enforce the liens securing the Deed of Trust Bonds, only the bondholder who gave the Bondholder Direction or the bondholders who approved the Bondholders’ Resolution may instruct the deed trustee to cease enforcement.

      If any Bondholder Direction or Bondholders’ Resolution requests the deed trustee to proceed to realize upon the security granted pursuant to the deed of trust, one or more of the holders of Bonds may initiate proceedings in any court of competent jurisdiction seeking an order appointing a receiver to take possession of such security granted pursuant to the deed of trust unless such Bondholder Direction or Bondholders’ Resolution is rescinded. No holder of a Deed of Trust Bond is otherwise entitled to proceed directly against Rogers Wireless Inc. or a Restricted Subsidiary unless the deed trustee, having become obligated to proceed, fails to do so.

      Except as may be required by law or by the order of a court, the proceeds from any realization of the security granted pursuant to the deed of trust will be applied by the deed trustee in the following order: (a) firstly, if the deed trustee deems it in the interests of the holders of the Deed of Trust Bonds, to pay prior ranking liens on the charged assets, (b) secondly, to pay all amounts due to the deed trustee, (c) thirdly, to pay all amounts due on the Bonds first, for interest, including interest on overdue interest, then for principal, and then for all other amounts owing thereunder, and (d) fourthly, to pay any surplus to Rogers Wireless Inc. or its assigns. In determining the ratable and proportionate amount due on the Bonds, the amount due on U.S. dollar denominated Bonds will be calculated by applying the spot buying rate of a specified Canadian chartered bank at is main branch in Toronto on the date of payment.

Modification and Governing Law

      The deed of trust provides that modifications or alterations thereto and to the Deed of Trust Bonds may be made if authorized by a Bondholders’ Resolution. However, a Unanimous Bondholders’ Resolution is required in order to amend or otherwise vary, among other things (a) the definitions of “Bondholder Direction”, “Bondholders’ Resolution”, “event of default”, “Permitted Lien” and “Unanimous Bondhold-

ers’ Resolution” set out in the deed of trust; (b) any power exercisable by Bondholder Direction; (c) any Deed of Trust Bond, including the trust bond; (d) any guarantee of Deed of Trust Bonds and security therefor granted to the deed trustee; (e) any security granted to the deed trustee by Rogers Wireless Inc.; (f) any provision of the deed of trust which expressly requires a Unanimous Bondholders’ Resolution; (g) the ranking of the Deed of Trust Bonds; (h) provisions of the deed of trust concerning application of the proceeds from realization on the security; (i) provisions of the deed of trust which enable a bondholder in certain circumstances to seek judicial remedies upon an event of default; and (j) the requirement that only the bondholder who gave a Bondholder Direction or the bondholders who approved a Bondholders’ Resolution directing the deed trustee to enforce the liens under the deed trustee may instruct the deed trustee to cease enforcement.

      The deed of trust and the Deed of Trust Bonds are governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

EXCHANGE OFFER; REGISTRATION RIGHTS

      We have entered into a registration rights agreement, with respect to the old notes, with the initial purchasers, under which we have agreed, for the benefit of the holders of the old notes, to use commercially reasonable efforts, at our cost, to:

•	no later than 120 days after the date of original issuance of the old notes, file an exchange offer registration statement with the SEC with respect to a registered offer to exchange the old notes for new notes, which we refer to in this section as the exchange notes, having terms substantially identical in all material respects to the old notes, except that, among other things, the exchange notes will not contain terms with respect to transfer restrictions; and

•	cause the exchange offer registration statement to be declared effective under the Securities Act not later than 180 days after the date of original issuance of the old notes.

      Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for surrender of the old notes. We will keep the exchange offer open for not less than 30 days (or longer if required by applicable laws) after the date of notice of the exchange offer is mailed to the holders of the old notes. For each old note surrendered to us pursuant to the exchange offer, the holder of such note will receive an exchange note having a principal amount equal to that of the surrendered old note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange thereof or, if no interest has been paid on the note surrendered, from the date of its original issue. Under existing SEC interpretations as set forth in some letters issued by the SEC known as “no-action” letters, the exchange notes will be freely transferable by holders without further registration under the Securities Act only if the holder acquires the exchange notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes. This does not apply, however, to a holder who is an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.

      Any holder of old notes using the exchange offer to participate in a distribution of the exchange notes cannot rely on the no-action letters referred to above. This includes a broker-dealer that acquired old notes directly from us, but not as a result of market making activities or other trading activities. Consequently, the holder must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from such requirements.

      Each broker-dealer that receives exchange notes for its own account in exchange for old notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes, other than a resale of an unsold allotment from the original sale of old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement with the initial purchasers, we will be required to allow broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of the exchange notes.

      Each holder of old notes who wishes to exchange those notes for exchange notes in the exchange offer will be required to represent to us that, among other things:

•	the exchange notes to be received in the exchange offer will be acquired in the ordinary course of business of the person receiving the exchange notes;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such new notes; and

•	neither the holder nor any such other person is our “affiliate” as defined in Rule 405 under the Securities Act.

      If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes, it will acknowledge that it acquired such old notes as the result of market making activities or other trading activities and it will deliver a prospectus in connection with any resale of such exchange notes.

      Under the registration rights agreements, we have agreed to use commercially reasonable efforts to file with the SEC a shelf registration statement to cover resales of the old notes in the event that:

•	applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer;

•	for any other reason the exchange offer registration statement is not declared effective within 180 days after the date of the original issuance of the old notes or the exchange offer is not consummated within 210 days after the original issuance of the old notes;

•	following the consummation of the exchange offer, any initial purchaser claims with respect to old notes that, pursuant to applicable law, such initial purchaser was not permitted to exchange in the exchange offer; or

•	any holder of old notes, other than an initial purchaser, is not eligible to participate in the exchange offer or does not receive exchange notes that are freely tradeable in the United States in the exchange offer other than by reason of the holder being an affiliate of ours.

      If we are obligated, we will, at our cost, file a shelf registration statement, as promptly as practicable after becoming so obligated and use commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act. We will use commercially reasonable efforts to keep the shelf registration statement effective until two years after its effective date or until one year after its effective date if the shelf registration statement is filed at the request of an initial purchaser. We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the old notes or the exchange notes, as the case may be. A holder selling old notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to applicable civil liability provisions under the Securities Act in connection with sales of that kind and will be bound by the provisions of the registration rights agreement which are applicable to that holder, including certain indemnification obligations.

      If:

•	on or prior to the 120th day following the date of original issuance of the old notes, neither the exchange offer registration statement nor a shelf registration statement has been filed with the SEC;

•	on or prior to the 180th day following the date of original issuance of the old notes, neither the exchange offer registration statement nor a shelf registration statement has been declared effective; or

•	on or prior to the 210th day following the date of original issuance of the old notes, neither the exchange offer has been consummated nor a shelf registration statement has been declared effective;

each event referred to in the above clauses being a registration default, the stated interest on the old notes will be increased by 0.25% per annum, provided that the aggregate increase in the interest rate shall in no event exceed 0.25% per annum. Upon the cure of any such registration default, the interest rate will be reduced to the stated interest rate. The summary herein of provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request.

INCOME TAX CONSEQUENCES

      Purchasers of the notes should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) tax laws to which they may be subject.

Canadian Federal Income Tax Consequences

      This section summarizes the material Canadian tax consequences to holders of notes. It represents the views of our tax counsel, Torys LLP. This section applies to you if you are not, and are not deemed to be, a resident of Canada.

      The discussion is limited in the following ways:

•	The discussion only covers you if you bought your notes in the initial offering and exchange them pursuant to this exchange offer.

•	The discussion does not apply to you if you use or hold, or are deemed to use or hold, the notes in carrying on a business in Canada.

•	The discussion does not apply to you if you are a non-resident insurer who carries on business in Canada and elsewhere.

•	The discussion is based on current law and administrative practice of the Canadian taxation authorities.

•	The discussion does not cover provincial, territorial or foreign law.

•	The discussion is of a general nature only. We suggest that you consult your own tax advisor about the consequences of holding the notes in your particular situation.

      A holder of notes will not be subject to Canadian withholding tax in respect of interest, principal or premium paid or credited on the notes by us provided the holder deals with us at arm’s length within the meaning of the Canadian Income Tax Act at the time of such payment or credit. For purposes of the Canadian Income Tax Act, related persons, as defined therein, are deemed not to deal with each other at arm’s length and it is a question of fact whether persons not related to each other deal with each other at arm’s length.

      No other tax on income, including taxable capital gains, is payable under the Canadian Income Tax Act in respect of the holding, redemption or disposition of the notes, or any interest or premium received on the notes by a holder.

U.S. Federal Income Tax Consequences

General

      This section summarizes the material U.S. federal income tax consequences to holders of notes. It represents the views of our tax counsel, Cravath, Swaine & Moore LLP. However, the discussion is limited in the following ways:

•	The discussion only covers you if you bought your notes in the initial offering and exchange them pursuant to this exchange offer.

•	The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes, such as if you are a tax-exempt entity, insurance company or financial institution, you hold the notes as a hedge against, or the notes are hedged against, currency risk or as part of a straddle or conversion transaction, or your functional currency is not the U.S. dollar. We suggest that you consult your tax advisor about the consequences of holding notes in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes, possibly with retroactive effect.

•	The discussion does not cover state, local or foreign law.

•	We have not requested a ruling from the Internal Revenue Service (IRS) on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

      If you are considering buying notes, we suggest that you consult your tax advisor about the tax consequences of holding the notes in your particular situation.

Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. Holder”. A “U.S. Holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation for U.S. federal income tax purposes that was created under U.S. law (federal, state or District of Columbia);

•	an estate whose worldwide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

      If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest that you consult your tax advisor.

  Exchange of Notes

      The exchange of notes pursuant to this exchange offer will not constitute a taxable event to U.S. holders. Consequently, no gain or loss will be recognized by a U.S. holder upon receipt of an exchange note. The holding period and tax basis of an exchange note will be the same as the holding period and tax basis, immediately before the exchange, in the note so exchanged.

Interest

•	If you are a cash method taxpayer (including most individual holders), you must report interest on the notes in your income as ordinary interest income when you receive it.

•	If you are an accrual method taxpayer, you must report interest on the notes in your income as ordinary interest income as it accrues.

•	Such interest will constitute foreign source income for U.S. foreign tax credit limitation purposes, but, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws.

•	Subject to certain conditions and limitations, Canadian tax withheld on interest payments may be deducted from your taxable income or credited against your U.S. federal income tax liability.

Additional Interest

      If you receive additional interest on your notes upon a registration statement default (see the section entitled “Exchange Offer; Registration Rights”):

•	We believe it should be treated in the same manner as regular interest on the notes.

•	However, you might instead be required to report it as income when it accrues or becomes fixed, even if you are a cash method taxpayer.

Sale, Exchange, Redemption or Retirement of Notes

      On your sale, exchange, redemption or retirement of your note:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note. Your tax basis in the note is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For noncorporate taxpayers, including individuals, the maximum tax rate on long term capital gains is 15% for taxable years beginning before January 1, 2009 and 20% thereafter. Deductibility of capital losses is subject to limitations.

•	If you sell the note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	Your gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit limitation purposes.

•	You will not have taxable gain or loss on the exchange of your notes for the exchange notes.

Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your notes, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number on IRS Form W-9 for its use in reporting information to the IRS. If you are an individual, this is your Social Security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you on the notes (including principal payments) or the proceeds from the sale or disposition of the notes. This is called “backup withholding”. If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. Holder”. A “Non-U.S. Holder” is:

•	an individual that is a nonresident alien;

•	a corporation or entity taxable as a corporation or partnership for U.S. federal tax purposes created under non-U.S. law; or

•	an estate or trust that is not taxable in the United States on its worldwide income.

Interest

      Subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to any U.S. federal income tax on interest paid with respect to the notes unless the Non-U.S. Holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Sale or Retirement of Notes

      If you sell a note or it is redeemed, you will not be subject to U.S. federal income tax on any gain unless one of the following applies:

•	the gain is effectively connected with a trade or business that you conduct in the United States;

•	you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the note, and a number of other conditions are satisfied; or

•	the gain represents accrued interest, in which case the rules for interest would apply.

U.S. Trade or Business

      If you hold your note in connection with a trade or business that you are conducting in the United States:

•	Any interest on the note, and any gain from disposing of the note, generally will be subject to income tax as if you were a U.S. Holder.

•	If you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the note. This tax is at a rate of 30%, but may be reduced or eliminated by an applicable income tax treaty.

Estate Taxes

      If you are an individual, your notes will not be subject to U.S. estate tax when you die. However, this rule only applies if, at your death, payments on the notes were not effectively connected to a trade or business that you were conducting in the United States.

Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. Holders as follows:

•	Sales proceeds you receive on a sale of your notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the United States. In general, you may file Form W-8BEN or Form W-8EC1 to claim an exemption from information reporting and backup withholding. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

European Union Requirements

      The European Union has adopted a Directive on the taxation of savings income. Subject to a number of important conditions being met, the Directive will require Member States to provide to the tax or other relevant authorities of another Member State details of payments of interest or other similar income made by a person within its jurisdiction to an individual resident in that other Member State, except that certain Member States have opted instead for a withholding system for a transitional period in relation to such payments. Certain non-Member States may adopt similar reporting or withholding rules pursuant to such Directive. Investors should rely on their own analysis of the proposals and should take advice from appropriate legal or taxation professionals.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that to the extent any broker-dealer participates in the exchange offer, we will use our reasonable best efforts to maintain the effectiveness of the registration statement on Form F-4 filed in connection with the exchange offer for a period of 180 days following the completion of the exchange offer.

      We will not receive any proceeds from any sales of the new notes by broker-dealers. The new notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to these prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the new notes. Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We have agreed to pay the expenses incident to the exchange offer, other than commission or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of old notes, and will indemnify the holders of the new notes (including any broker-dealers) against related liabilities, including liabilities under the Securities Act.

      The new notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada.

LEGAL MATTERS

      Legal matters in connection with the exchange offer will be passed upon for us by Torys LLP, Toronto, with respect to matters of Canadian law and by Cravath, Swaine & Moore LLP, New York, with respect to matters of U.S. law.

EXPERTS

      Our consolidated balance sheets as at December 31, 2002 and 2003 and our consolidated statements of income, deficit and cash flows for the three years ended December 31, 2003 have been included in this prospectus, in reliance upon the report of by KPMG LLP, independent chartered accountants, and upon their authority as experts in auditing and accounting. The audit report covering the December 31, 2003 consolidated financial statements included Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, which referred to changes in accounting principles relating to our adoption of Goodwill and Other Intangible Assets.

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS

      We have audited the consolidated balance sheets of Rogers Wireless Inc. as at December 31, 2002 and 2003 and the consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

January 28, 2004, except as to Note 20(a), which is as of February 20, 2004 and Note 20(b) which is as of May 18, 2004.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.

REPORTING DIFFERENCES

      In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes as at January 1, 2002 to the consolidated financial statements relating to the adoption by the Company of Goodwill and Other Intangible Assets (note 2(f)). Our report to the Board of Directors of Rogers Wireless Inc. dated January 28, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

January 28, 2004

ROGERS WIRELESS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)

	As at December 31,

	2002	2003

ASSETS
Current Assets (note 20(b))
Cash and cash equivalents	$1,727	$—
Accounts receivable, net of allowance for doubtful accounts of $45,165 at December 31, 2002 and $57,474 at December 31, 2003	289,907	325,210
Other current assets (note 6)	35,874	39,644

	327,508	364,854
Property, plant and equipment (note 3)	2,371,133	2,299,919
Spectrum licences (note 4)	419,294	396,824
Goodwill	7,058	7,058
Deferred charges (note 5)	51,145	38,163
Other long-term assets	525	525

	$3,176,663	$3,107,343

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities (note 20(b))
Bank advances, arising from outstanding cheques	$—	$4,338
Accounts payable and accrued liabilities	450,510	396,654
Note payable to parent company	50,000	—
Current portion of long-term debt (note 8)	5,163	2,378
Due to parent and affiliated companies (note 15(a))	34,828	2,568
Unearned revenue	48,075	34,503

	588,576	440,441
Long-term debt (note 8)	2,354,912	2,207,225
Deferred gain	21,847	19,225

	2,965,335	2,666,891
Shareholder’s equity (note 10)	211,328	440,452

	$3,176,663	$3,107,343

Commitments (note 17)

Contingent liabilities (note 18)
Canadian and United States accounting policy differences (note 19)
Subsequent events (note 20)

ROGERS WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Canadian dollars, except per share amounts)

	Years Ended December 31,

	2001	2002	2003

Operating revenue (notes 11 and 20(b))	$1,640,889	$1,891,514	$2,207,794
Cost of equipment sales (note 20(b))	236,313	296,794	380,771
Sales and marketing expenses (note 20(b))	259,561	328,884	361,998
Operating, general and administrative expenses (note 20(b))	733,070	738,149	737,400
Management fees (note 15(b)(i))	10,684	11,006	11,336
Changes in estimates of sales tax and CRTC contribution liabilities (note 12)	—	(12,331)	—
Depreciation and amortization	382,608	457,133	518,599

Operating income	18,653	71,879	197,690

Interest expense (income):
Long-term debt	183,047	195,150	193,607
Notes payable to Rogers Communications Inc.	2,092	—	—
Note receivable from parent	(809)	—	—

	184,330	195,150	193,607

	(165,677)	(123,271)	4,083
Foreign exchange gain (loss) (note 2(g))	(35,086)	6,410	135,242
Gain on repayment of long-term debt (note 8(h))	—	30,997	—
Investment and other income	2,147	224	932

Income (loss) before income taxes	(198,616)	(85,640)	140,257
Income taxes (note 13)	6,945	5,258	2,374

Net income (loss) for the year	$(205,561)	$(90,898)	$137,883

Basic and diluted earnings (loss) per share (note 14)	$(128.66)	$(56.67)	$85.96

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In thousands of Canadian dollars)

	Years Ended December 31,

	2001	2002	2003

Deficit, beginning of year:
As previously reported	$(1,191,875)	$(1,372,529)	$(1,544,316)
Adjustment for change in accounting for foreign currency translation (note 2(g))	(55,168)	(80,889)	—

As restated	(1,247,043)	(1,453,418)	(1,544,316)
Net income (loss) for the year	(205,561)	(90,898)	137,883
Dividends	(814)	—	—

Deficit, end of year	$(1,453,418)	$(1,544,316)	$(1,406,433)

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

	Years Ended December 31,

	2001	2002	2003

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(205,561)	$(90,898)	$137,883
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	382,608	457,133	518,599
Unrealized foreign exchange loss (gain)	34,952	(5,633)	(134,483)
Gain on repayment of long-term debt (note 8(h))	—	(30,997)	—
Change in estimate of sales tax liability (note 12)	—	(19,157)	—

	211,999	310,448	521,999
Change in non-cash operating items (notes 7(a) and 20(b))	21,947	56,485	(20,800)

	233,946	366,933	501,199

Financing activities:
Issue of long-term debt	1,361,929	427,000	604,000
Repayment of long-term debt	(537,339)	(377,093)	(619,989)
Proceeds on termination of cross-currency interest rate exchange agreements (note 8(h))	—	64,353	—
Issue of notes payable to Rogers Communications Inc.	90,250	—	—
Repayment of notes payable to Rogers Communications Inc.	(374,700)	—	—
Financing costs incurred	(20,519)	—	—
Proceeds from issuance of capital stock	393,520	—	8,337
Dividends paid	(814)	—	—

	912,327	114,260	(7,652)

Investing activities:
Additions to property, plant and equipment (notes 7(b) and 20(b))	(753,082)	(465,949)	(499,612)
Acquisition of spectrum licences	(396,824)	—	—

	(1,149,906)	(465,949)	(499,612)

Increase (decrease) in cash and cash equivalents	(3,633)	15,244	(6,065)
Cash and cash equivalents (deficiency), beginning of year	(9,884)	(13,517)	1,727

Cash and cash equivalents (deficiency), end of year	$(13,517)	$1,727	$(4,338)

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information, see notes 7(c) and (d).

See accompanying notes to consolidated financial statements.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

1.     Nature of the Business

      Rogers Wireless Inc. (“RWI”) is a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a public company, and was 52.4%, 55.8% and 55.8% owned by Rogers Communications Inc. (“RCI”) at December 31, 2001, 2002 and 2003, respectively, and was 34.3%, 34.3% and 34.2% owned by AT&T Wireless Services, Inc. (“AWE”) at December 31, 2001, 2002 and 2003, respectively. RWI and its subsidiary companies are collectively referred to herein as the “Company”.

      The Company operates in a single business segment as a provider of wireless voice, data and messaging services nationwide in Canada, under licences issued by Industry Canada.

2.     Significant Accounting Policies

(a) Basis of Presentation

      The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from U.S. GAAP as described in note 19. The consolidated financial statements include the accounts of Rogers Wireless Inc. and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

(b) Property, Plant and Equipment

      Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

(c) Depreciation

      PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Network equipment	Straight line	6 2/3% to 25%
Network radio base station equipment	Straight line	12 1/2% to 14 1/3%
Computer equipment and software	Straight line	14 1/3% to 33 1/3%
Furniture, fixtures and office equipment	Diminishing balance	20%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	30% to 33 1/3%

(d) Asset Retirement Obligations

      Effective January 1, 2003, the Company adopted retroactively The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”, which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board’s (“FASB”) Statement No. 143, “Accounting for Asset Retirement Obligations”. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

      The standard requires the Company to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The standard describes the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The Company is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the asset’s useful life.

      The adoption of this standard had no material impact on the Company’s financial position, results of operations or cash flows.

(e) Long-lived Assets

      Effective January 1, 2003, the Company adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2003, no such impairment had occurred.

      For the year ended December 31, 2002, the Company’s policy was to review the recoverability of PP&E annually or more frequently if events or circumstances indicated that the carrying amount may not be recoverable. Recoverability was measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2002, no impairment in the carrying amount had occurred. Intangible assets with definite lives were tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. At December 31, 2002, no impairment had occurred.

(f) Goodwill and Other Intangible Assets

(i) Goodwill

      Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to the reporting units that are expected to benefit from the business combination.

      Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

      For the year ended December 31, 2001, goodwill was amortized over a period of 40 years on a straight-line basis from the date of acquisition.

(ii) Intangible Assets

      Intangible assets acquired in a business combination are recorded at their fair values and all intangible assets are tested for impairment annually or more frequently when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with determinable lives are amortized over their estimated useful lives and are tested for impairment as described in note 2(e). Intangible assets having an indefinite life, such as spectrum licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value with book value. An impairment loss on indefinite life intangible assets is recognized when the carrying amount of the asset exceeds its fair value.

      The Company has tested goodwill and intangible assets with indefinite lives for impairment at December 31, 2002 and 2003 and determined no impairment in the carrying value of these assets existed.

(g) Foreign Currency Translation

      Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange. The effect of cross-currency interest rate exchange agreements is shown separately in note 8. Exchange gains or losses on translating this long-term debt are recognized in the consolidated statements of income. In the years ended December 31, 2001, 2002 and 2003, foreign exchange gains (losses) related to the translation of long-term debt totalled ($35.0 million), $5.6 million and $134.5 million, respectively.

      Until December 31, 2001, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item. Upon adoption of the amended accounting standard on January 1, 2002, the consolidated statement of income was restated for the year ended December 31, 2001 to recognize foreign exchange losses by the following amounts:

2001

Loss for the year, as previously reported	$(179,840)
Decrease in amortization expense	9,231
Increase in foreign exchange loss	(34,952)

Loss for the year, as restated	$(205,561)

      The effect of the adoption of the amended standard was to decrease the Company’s loss for 2002 by approximately $14.6 million and increase the loss for 2001 by approximately $25.7 million.

(h) Deferred Charges

      The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

      During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over two years.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

(i) Inventories

      Inventories, consisting principally of wireless handsets and accessories, are valued at the lower of cost, on a first-in, first-out basis, and net realizable value.

(j) Pension Benefits

      Substantially all of the Company’s employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the years ended December 31, 2001, 2002 and 2003, contributions of nil, nil and $3.6 million, respectively, were required resulting in pension expense of the same amount. The Company does not provide its employees with post-retirement benefits other than pensions.

      The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2003, the accrued benefit obligation relating to these supplemental plans amounted to approximately $1.4 million and the related expense for the years ended December 31, 2001, 2002 and 2003 were nil, nil and $0.8 million, respectively.

(k) Income Taxes

      Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(l) Financial Instruments

      The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current fair values. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.

      These instruments, which have been entered into by the Company to hedge exposure to interest rate and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

(m) Revenue Recognition

      The Company earns revenue from subscribers for monthly fees for wireless services and equipment, the use of wireless voice or data services in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company’s subscribers, referred to as “roaming”, calls initiated or received on the Company’s network by other carriers’ subscribers, and fees for optional services, such as voicemail.

      Monthly fees are recognized as revenue on a pro rata basis over the month. Wireless airtime, long-distance, roaming and optional services fees are recognized as revenue as the services are provided.

      Revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer.

      Unearned revenue represents amounts received from subscribers related to services to be provided in future periods, and includes subscriber deposits.

(n) Subscriber Acquisition Costs

      Sales and marketing costs related to the acquisition of new subscribers, including commission and equipment subsidies, are expensed as incurred.

(o) Stock-based Compensation and Other Stock-based Payments

      The Company has a stock option plan for employees and directors. All stock options issued under this plan relate to capital stock of RWCI and have an exercise price equal to the fair market value of the underlying Class B Restricted Voting Shares of RWCI on the date of grant. As a result, the Company records no compensation expense on the grant of options to the Company’s employees under the plan. The Company discloses the pro forma effect of accounting for these awards under the fair value-based method (note 10(d)).

      The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method.

      RWCI also has an employee share purchase plan in which the Company participates. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the underlying Class B Restricted Voting Shares of RWCI on the date of issue. Consideration paid by employees on the exercise of stock options on the purchase of shares is recorded as share capital in RWCI. The stock option plan and share purchase plan are more fully described in notes 10(d) and (e).

      The Company has a Directors’ deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units of RWCI. Upon departure as a director, these deferred share units will be redeemed by the Company at the then current market price of RWCI’s Class B Restricted Voting shares. Compensation expense is recognized in the amount of the directors’ remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the Class B Restricted Voting shares of RWCI at each balance sheet date and the related

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

adjustment is recorded in operating income. At December 31, 2002 and 2003, a total of 13,273 and 17,932 deferred share units were outstanding, respectively.

     (p) Guarantees

      Effective on January 1, 2003, the Company adopted CICA Accounting Guideline 14, “Disclosure of Guarantees” (“AcG-14”), which requires a guarantor to disclose significant information about certain types of guarantees that it has provided, including certain types of indemnities and indirect guarantees of indebtedness to others, without regard to the likelihood of whether it will have to make any payments under the guarantees. The disclosure required by AcG-14 is in addition to the existing disclosure required for contingencies.

      The Company has no guarantees requiring disclosure.

     (q) Earnings per share

      The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments.

     (r) Use of Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

      Key areas of estimation where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, are the provision for bad debts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of labour and overhead, useful lives of depreciable assets, asset retirement obligations, and the recoverability of PP&E, goodwill and intangible assets. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could change the recorded amounts by a material amount.

     (s) Recent Canadian Accounting Pronouncements

     (i) Revenue Arrangements with Multiple Deliverables:

      In December 2003, the Emerging Issues Committee issued Abstract 142, “Revenue Arrangements with Multiple Deliverables”, which the Company will apply prospectively beginning January 1, 2004. This Abstract is consistent with the U.S. standard with the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement’s consideration should be allocated among separate units. See note 20(b) for the impact of adoption of this standard.

     (ii) Hedging Relationships:

      In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and in November 2002 the CICA amended the effective date of the guideline. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company is currently determining the impact of the guideline.

     (iii) Stock-based Compensation:

      In 2003, the CICA amended Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”, to require the recording of compensation expense on the granting of all stock-based compensation awards, including stock options to employees, calculated using the fair-value method. The Company will adopt this standard on January 1, 2004, retroactively without restatement. If the Company were to use the Black-Scholes Option Pricing model for calculating the fair value of stock-based compensation, the Company would record a charge to opening retained earnings on January 1, 2004 of $2.3 million related to stock options granted on or after January 1, 2002 (note 10(d)).

     (iv) Generally Accepted Accounting Principles:

      In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. This Section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The new standard is effective on a prospective basis beginning January 1, 2004. See note 20(b) for the impact of adoption of this Section on the consolidated financial statements.

3.     Property, Plant and Equipment:

      Details of PP&E are as follows:

	2002		2003

		Net Book		Net Book
	Cost	Value	Cost	Value

Land and buildings	$187,992	$162,013	$200,395	$167,519
Network equipment	2,427,517	1,363,028	2,638,090	1,369,704
Network radio base station equipment	1,354,290	489,992	1,382,138	465,172
Computer equipment and software	653,919	301,700	706,998	251,445
Furniture, fixtures and office equipment	61,200	22,236	61,377	18,137
Leasehold improvements	38,884	26,808	37,588	22,752
Other equipment	17,929	5,356	13,387	5,190

	$4,741,731	$2,371,133	$5,039,973	$2,299,919

      Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was $374.2 million, $445.8 million and $483.1 million, respectively.

      PP&E not yet in service and therefore not depreciated at December 31, 2002 and 2003 amounted to $248.0 million and $102.6 million, respectively.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

4.     Spectrum and Brand Licences:

	2002		2003

		Net Book		Net Book
	Cost	Value	Cost	Value

Spectrum licences	$396,824	$396,824	$396,824	$396,824
AT&T brand licence, less accumulated amortization of $15,330 at December 31, 2002 and $37,800 at December 31, 2003	37,800	22,470	37,800	—

	$434,624	$419,294	$434,624	$396,824

      The Company holds 23 spectrum licences providing for the use of 10 megahertz (“MHz”) or 20 MHz of radio frequency spectrum, depending on the region in Canada, in the 1.9 gigahertz (“GHz”) band. The licences were purchased in a spectrum auction conducted by Industry Canada in February 2001 at an aggregate cost of $396.8 million, including costs of acquisition, and are renewable in 2011. The Company has determined that these licences have indefinite lives for accounting purposes.

      The AT&T brand licence was acquired in 1996 at an aggregate cost of $37.8 million, which provided the Company with, among other things, the right to use the AT&T brand name. The cost of the brand licence was deferred and amortized on a straight-line basis to expense over the 15-year term of the brand licence agreement. In December 2003, the Company announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company determined the useful life of the brand licence had ended on December 31, 2003 and accordingly, fully amortized the remaining net book value of $20.0 million. Amortization expense of the brand licence cost was $2.5 million, $2.5 million and $22.5 million for each of the years ended December 31, 2001, 2002 and 2003, respectively.

5.     Deferred Charges

	2002	2003

Financing costs	$32,487	$27,070
Pre-operating costs	2,976	—
Other	15,682	11,093

	$51,145	$38,163

      Amortization of deferred charges for the years ended December 31, 2001, 2002 and 2003 was $3.4 million, $8.9 million and $13.0 million, respectively. Accumulated amortization of deferred charges at December 31, 2002 and 2003 amounted to $45.3 million and $58.3 million, respectively.

      In connection with the repayment of certain long-term debt during 2002, the Company recorded a gain of $31.0 million, which included a write-off of deferred financing costs of $0.7 million (note 8(h)).

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

6.     Other Current Assets

	2002	2003

Prepaid expenses	$20,519	$20,630
Inventories	12,430	17,457
Notes and loans receivable from employees	2,752	1,532
Other	173	25

	$35,874	$39,644

7.     Consolidated Statements of Cash Flows

      (a) Change in non-cash operating items:

	2001	2002	2003

Decrease (increase) in accounts receivable	$11,742	$(10,210)	$(38,946)
Decrease (increase) in other assets	(12,546)	19,256	(3,770)
Increase in accounts payable and accrued liabilities	20,157	22,996	37,466
Increase (decrease) in unearned revenue	7,445	10,897	(13,572)
Increase (decrease) in amounts due to parent and affiliated companies, net	(4,851)	14,201	644
Decrease in deferred gain	—	(655)	(2,622)

	$21,947	$56,485	$(20,800)

      (b) Reconciliation of PP&E

      The reconciliation of Additions to PP&E to PP&E expenditures is as follows:

	2001	2002	2003

Additions to PP&E on the accrual basis	(654,457)	(564,552)	(411,933)
Change in non-cash working capital items related to PP&E	(98,625)	98,603	(87,679)

PP&E expenditures	(753,082)	(465,949)	(499,612)

      (c) Supplemental cash flow information:

	2001	2002	2003

Interest paid	$170,977	$195,755	$199,627
Income taxes paid	4,825	7,710	6,202

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

      (d) Supplemental disclosure of non-cash financing and investing activities:

	2001	2002	2003

Class A Common Shares issued as consideration for the repayment of loans payable to parent company	$1,055,664	$—	$—
Note payable to parent company issued as consideration for the redemption of Class A Preferred Shares	75,000	—	—
Set-off of note receivable from parent company against note payable to parent company	75,000	—	—
Class A Common Shares issued as consideration for the repayment of the note payable and intercompany amounts payable to parent company	—	—	82,905
Set-off of promissory note payable to parent against issuance of Class A Common shares to parent	—	—	(50,000)
Set-off of intercompany amounts payable to parent against issuance of Class A Common Shares to parent	—	—	(32,905)

8.     Long-Term Debt

		Interest Rate	2002	2003

(a)	Bank credit facility	Floating	$149,000	$138,000
(b)	Senior Secured Notes, due 2006	10 1/2%	160,000	160,000
(c)	Senior Secured Notes, due 2007	8.30%	309,775	253,453
(d)	Senior Secured Debentures, due 2008	9 3/8%	526,275	430,589
(e)	Senior Secured Notes, due 2011	9 5/8%	774,004	633,276
(f)	Senior Secured Debentures, due 2016	9 3/4%	244,680	200,193
(g)	Senior Subordinated Notes, due 2007	8.80%	282,875	231,443
Mortgage payable and capital leases		Various	31,174	26,185

			2,477,783	2,073,139
	Current portion of long-term debt		5,163	2,378

			2,472,620	2,070,761
	Effect of cross-currency interest rate exchange agreements		(117,708)	136,464

			2,354,912	2,207,225

Further details of long-term debt are as follows:

(a) Bank Credit Facility

      At each of December 31, 2002 and 2003, $149.0 million and $138.0 million, respectively, of debt was outstanding under the bank credit facility, which provides the Company with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.

      Under the credit facility, the Company may borrow at various rates, including the bank prime rate to the bank prime rate plus 1 3/4% per annum, the bankers’ acceptance rate plus 1% to 2 3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2 3/4% per annum. The Company’s bank

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

      Subject to the footnote (*) below, this credit facility is available on a fully revolving basis until the first date specified below, at which time the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

Reduction
Date of Reduction (*)	at Each Date

On April 30:
2006	$140,000
2007	140,000
2008	420,000

*	The bank credit facility will mature on May 31, 2006, if the Company’s Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if the Company’s Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

      The credit facility requires that any additional senior debt (other than the bank credit facility described above) that is denominated in a foreign currency be hedged against foreign exchange fluctuations on a minimum of 50% of such additional senior borrowings in excess of the Canadian equivalent of U.S. $25.0 million.

      Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

(b) Senior Secured Notes, due 2006

      The Company’s $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

(c) Senior Secured Notes, due 2007

      The Company’s U.S. $196.1 million Senior Secured Notes mature on October 1, 2007. These notes are redeemable in whole or in part, at the Company’s option, on or after October 1, 2002, at 104.15% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date.

(d) Senior Secured Debentures, due 2008

      The Company’s U.S. $333.2 million Senior Secured Debentures mature on June 1, 2008. These debentures are redeemable in whole or in part, at the Company’s option, at any time, on or after June 1, 2003, at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after June 1, 2006, plus, in each case, interest accrued to the redemption date.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

(e) Senior Secured Notes, due 2011

      The Company’s U.S. $490.0 million Senior Secured Notes mature on May 1, 2011. During 2002, the Company repurchased U.S. $10.0 million principal amount of these notes (note 8(h)). These notes are redeemable in whole or in part, at the Company’s option, at any time subject to a certain prepayment premium.

(f) Senior Secured Debentures, due 2016

      The Company’s U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

      Each of the Company’s senior secured notes and debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in (a) above and ranks equally with the bank credit facility.

(g) Senior Subordinated Notes, due 2007

      The Company’s U.S. $179.1 million Senior Subordinated Notes mature on October 1, 2007. During 2002, the Company repurchased an aggregate U.S. $35.9 million principal amount of these notes (note 8(h)). These notes are redeemable, in whole or in part, at the Company’s option, on or after October 1, 2002 at 104.40% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date. The subordinated notes are subordinated to all existing and future senior secured obligations of the Company (including the bank credit facility and the senior secured notes and debentures). The subordinated notes are not secured by the pledge of a senior bond.

      Interest is payable semi-annually on all of the notes and debentures.

(h) Repayment of Long-term Debt

      During 2002, an aggregate of U.S. $335.1 million notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in aggregate net cash proceeds of $64.4 million. The Company used a portion of the total proceeds of these transactions to repurchase in total U.S. $45.9 million principal amount of Senior Secured Notes and Senior Subordinated Notes. As a result, the Company recorded a gain of $30.7 million on the debt repurchased, a gain of $1.0 million from the unwinding of the cross-currency interest rate exchange agreements, and wrote off $0.7 million in deferred financing costs, for a net gain of $31.0 million. In addition, the Company has deferred a gain of $22.5 million on the unwinding of the cross-currency interest rate exchange agreements, which is being amortized to interest expense over the remaining life of the related debt. Amortization expense in the years ended December 31, 2002 and 2003 totalled $0.7 million and $2.6 million, respectively.

(i) Interest Exchange Agreements

(i) At December 31, 2002 and 2003, total U.S. dollar-denominated long-term debt amounted to U.S. $1,353.3 million. The Company has entered into several cross-currency interest rate exchange agreements in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2002 and 2003, U.S. $885.0 million

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

or 65.4%, is hedged through cross-currency interest rate exchange agreements at an average exchange rate of Canadian $1.4466 to U.S. $1.00.

(ii) The cross-currency interest rate exchange agreements have the effect of converting the interest rate on U.S. $500.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.63% per annum to an average Canadian dollar fixed interest rate of 10.29% per annum on $779.7 million (i.e., with an exchange rate of Canadian $1.5595 to U.S. $1.00). The interest rate on an additional U.S. $385.0 million has been converted from an average U.S. dollar fixed interest rate of 9.38% per annum to $500.5 million at an average Canadian dollar floating interest rate equal to the bankers’ acceptances rate plus 2.35% per annum, which at December 31, 2002 and 2003 totalled 5.22% and 5.11%, respectively (i.e., with an exchange rate of Canadian $1.3000 to U.S. $1.00).

      The obligations of the Company to the counterparties under these cross-currency interest rate exchange agreements are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

      Total long-term debt at fixed interest rates at December 31, 2002 and 2003 was $1,710.6 million and $1,571.1 million or 72.5% and 71.1%, respectively, of total long-term debt. The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2002 and 2003, including the effect of the interest rate and cross-currency exchange agreements, was 8.42% and 8.32%, respectively.

     (j) Principal repayments

      At December 31, 2003, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

Year Ending December 31:

2004	$2,378
2005	905
2006	182,674
2007	485,124
2008	568,589

1,239,670
Thereafter	833,469

2,073,139
Effect of cross-currency interest rate exchange agreements	136,464

$2,209,603

      The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of those restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets, payment of dividends and the payment of principal or interest on certain subordinated debt. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2003, the Company was in compliance with all terms of the long-term debt agreements.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

9.     Note Payable to Parent

	2002	2003

Note payable to RWCI, unsecured and subordinated, payable on demand, non-interest bearing	$50,000	$—

      In July 2003, the Company issued 10 Class A Common Shares to RWCI for consideration of $91.2 million, comprised of: the set-off of a $50.0 million non-interest bearing subordinated demand promissory note owed by the Company to RWCI; the set-off of an aggregate $32.9 million of intercompany amounts payable by the Company to RWCI; and $8.3 million paid in cash (note 10(c)).

10.     Shareholder’s Equity

	2002	2003

Capital stock:
Issued and outstanding:
1,603,628 (2002 – 1,603,618) Class A Common Shares	$1,755,644	$1,846,885
Deficit	(1,544,316)	(1,406,433)

	$211,328	$440,452

(a) Capital Stock

      There is an unlimited number of authorized Class A Preferred Shares, Class B Preferred Shares and Class A Common Shares.

(b) Rights and Conditions

(i) Preferred Shares

      The Class A Preferred Shares are non-voting, redeemable at the option of the Company at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 8.8% per annum of the redemption price, payable quarterly. The Class A Preferred Shares rank, with respect to both dividends and return of capital of the Company, in priority to the Class B Preferred Shares and Class A Common Shares of the Company. As at December 31, 2002 and 2003, there were no Class A Preferred Shares outstanding.

      The Class B Preferred Shares are non-voting, redeemable at the option of the Company at $1,000 per share, retractable at the option of the holder at $1,000 per share, and carry the right to cumulative dividends at a fixed rate of 6.0% per annum of the redemption price, payable quarterly. The Class B Preferred Shares rank, with respect to both dividends and return of capital of the Company, subordinate to the Class A Preferred Shares, and in priority to the Class A Common Shares of the Company. As at December 31, 2002 and 2003, there were no Class B Preferred Shares outstanding.

(ii) Common Shares

      The Class A Common Shares carry a voting entitlement, and are without par value.

(c) Capital Stock Changes

      During 2003, the Company issued 10 Class A Common Shares to RWCI for total consideration of $91.2 million (note 9).

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

     (d) Stock Option Plan:

      RWCI’s stock option plan provides senior employee participants an incentive to acquire an equity ownership interest in RWCI over a period of time and, as a result, reinforces executives’ attention on the long-term interest of the Company, RWCI and RWCI’s shareholders. Under the plan, options to purchase Class B Restricted Voting Shares of RWCI on a one-for-one basis may be granted to employees, directors and officers of the Company by the Board of Directors of RWCI or by RWCI’s Management Compensation Committee. There are 4,750,000 options authorized under the plan. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Restricted Voting Shares of RWCI, as quoted on The Toronto Stock Exchange on the grant date.

      Details of the stock option plan are as follows:

	2002		2003

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Options outstanding, beginning of year	3,641,613	$25.57	3,471,017	$25.04
Granted	269,800	16.58	1,111,200	20.47
Exercised	(19,759)	17.62	(158,495)	18.18
Forfeited/expired	(420,637)	24.50	(196,625)	22.39

Options outstanding, end of year	3,471,017	25.04	4,227,097	24.22

Exercisable, end of year	1,869,442	$26.72	2,291,372	$27.36

      At December 31, 2003, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Exercisable	Price

$11.82 – 16.88	1,158,272	7.6	$16.33	436,022	$16.02
$18.15 – 22.06	1,891,825	7.5	21.12	1,117,450	21.14
$25.96 – 32.75	588,200	7.8	27.00	149,100	30.07
$37.74 – 51.53	588,800	6.3	46.87	588,800	46.87

Total	4,227,097	7.4	$24.22	2,291,372	$27.36

      There was no compensation expense related to stock options for 2001, 2002 and 2003.

      Certain of the Company’s executives are also eligible to participate in RCI’s stock option plan.

      For stock options granted to employees on or after January 1, 2002 by RWCI and RCI, had the Company determined compensation expense based on the “fair value” at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) for the year would have been reported as the pro forma amounts indicated below. The fair value of the options is amortized on a straight-line basis over the vesting period.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Net income (loss) for the year, as reported	$(205,561)	$(90,898)	$137,883
Stock-based compensation expense	—	(331)	(1,920)

Pro forma net income (loss) for the year	$(205,561)	$(91,229)	$135,963

Basic and diluted net earnings (loss) per share, as reported	$(128.66)	$(56.67)	$85.96
Effect of stock-based compensation expense	—	(0.21)	(1.20)

Pro forma basic and diluted earnings (loss) per share	$(128.66)	$(56.88)	$84.76

      The weighted average estimated fair value at the date of the grant for options granted by RWCI in each of the years ended December 31, 2001, 2002 and 2003 was $10.77 per share, $8.35 per share and $12.20 per share, respectively. The weighted average fair value at the date of grant for options granted by RCI to the Company’s employees in 2001 was $10.93. 702,800 options were granted by RCI to the Company’s employees in 2001. No options were granted by RCI to the Company’s employees in 2002 and 2003.

      The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2001	2002	2003

Risk-free interest rate	5.10%	4.81%	4.50%
Dividend yield	—	—	—
Volatility factor of the future expected market price of RWCI’s Class B Restricted Voting Shares	49.49%	51.95%	55.17%
Weighted average expected life of the options	5 years	5 years	5.3 years

      The fair value of each option granted by RCI to the Company’s employees in 2001 was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions: (i) risk-free interest rate of 5.39%; (ii) dividend yield of nil; (iii) volatility factor of the future expected market price of RCI’s Class B Non-Voting shares of 49.25%; and (iv) weighted average expected life of the options of 5 years.

     (e) Employee Share Purchase Plan

      The employee share purchase plan was provided to enable employees of the Company an opportunity to obtain an equity interest in RWCI by permitting them to acquire Class B Restricted Voting Shares of RWCI. A total of 800,000 in aggregate of Class B Restricted Voting Shares of RWCI were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

      Under the terms of the employee share purchase plan, participating employees of the Company may have received a bonus at the end of the term of the plan. The bonus was calculated as the difference between the RWCI share price at the date the employee received the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

      Compensation expense recorded for the employee share purchase plan for the years ended December 31, 2001, 2002 and 2003 was $0.9 million, $1.0 million and $0.3 million, respectively.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

11.     Operating Revenue

      Operating revenue is comprised of the following:

	2001	2002	2003

Postpaid (voice and data)	$1,464,423	$1,628,095	$1,911,073
Prepaid	71,068	91,151	91,255
One-way messaging	43,632	35,238	27,565

Network revenue	1,579,123	1,754,484	2,029,893
Equipment sales	61,766	137,030	177,901

	$1,640,889	$1,891,514	$2,207,794

12.     Changes in estimates of sales tax and CRTC contribution liabilities

     (a) Sales Tax Liability:

      During 2002, the Company received clarification of a provincial sales tax liability for a matter common to the wireless industry. As a result, the Company revised its estimate with respect to this liability and released a provision of $19.2 million associated with this matter, which had been established in previous years.

     (b) CRTC Contribution Liabilities

      The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the Canadian Radio-television and Telecommunications Commission (“CRTC”). Prior to 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6.8 million in respect of 2001 being payable by the Company. This additional amount was recorded in 2002.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

13.     Income Taxes

      The income tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2002	2003

Future income tax assets:
Non-capital income tax losses and research and development expenses carried forward	$323,524	$348,127
Deductions relating to long-term debt and other transactions denominated in U.S. dollars	49,581	18,049
Future income tax deductions relating to accounting accruals and goodwill	8,449	7,898
Other deductible differences	4,116	3,156

Total future income tax assets	385,670	377,230
Less valuation allowance	(295,065)	(288,506)

	90,605	88,724

Future income tax liabilities:
Property, plant and equipment and spectrum licences	(90,605)	(88,724)

Total future income tax liabilities	(90,605)	(88,724)

Net future income tax assets	$—	$—

      In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment.

      As at December 31, 2003, the Company has determined that the realization of its net future income tax asset of $288.5 million does not meet the criteria of realization being “more likely than not”. Therefore, a valuation allowance has been recorded against this future income tax asset.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

      Total income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	2001	2002	2003

Statutory income tax rate	41.5%	38.4%	36.3%

Income tax expense (recovery) on net income (loss) before income taxes	$(82,426)	$(32,877)	$50,955
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	18,842	33,439	(6,687)
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	61,216	8,426	(18,084)
Non-deductible amortization and write-off of deferred foreign exchange	1,596	68	834
Non-taxable portion of foreign exchange gain on long-term debt	—	(6,020)	(24,429)
Other items	772	(3,036)	(2,589)
Large Corporations Tax	6,945	5,258	2,374

Income tax expense	$6,945	$5,258	$2,374

      As at December 31, 2003, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

      Income tax losses expiring in the year ending December 31:

2004	$238,500
2005	74,900
2007	259,000
2008	275,000
2009	93,700

Total	$941,100

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

14.     Earnings (loss) per share

      The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	2001	2002	2003

Numerator for basic and diluted earnings (loss) per share:
Net income (loss) for the year	$(205,561)	$(90,898)	$137,883
Less dividends on preferred shares	(814)	—	—

	$(206,375)	$(90,898)	$137,883

Denominator for basis and diluted earnings (loss) per share:
Weighted average number of Class A common shares	1,604	1,604	1,604

Basic and diluted earnings (loss) per share	$(128.66)	$(56.67)	$85.96

The Company did not have any dilutive securities outstanding during the years ended December 31, 2001, 2002 and 2003.

15.     Related Party Transactions

      The Company entered into the following related party transactions:

      (a) The amount due to (from) RWCI and other affiliated companies, and AWE is comprised of the following:

	2002	2003

RWCI	$30,787	$2,521
RCI	3,588	24
Rogers Cable Inc. (“Cable”)	28	137
AWE	425	(114)

	$34,828	$2,568

      The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and are short-term in nature. The amounts owing to RWCI arise from cash advances.

      (b) The Company has entered into certain transactions and agreements in the normal course of business with RCI, RCI’s subsidiaries and AWE as follows:

(i) Management fees:

The Company has entered into a management agreement under which RCI provides executive, administrative, financial and various additional services to the Company. Interest is charged by RCI on unpaid management fees at the bank prime rate plus 2% per annum. The management agreement is subject to termination by either party at the end of any calendar year on 12 months’ notice.

(ii) Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its affiliates including accounting, purchasing, human resources, customer service call centres and collections call centres, real estate administration, accounts payable processing, remittance processing, payroll

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and PP&E expenditures related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with Cable to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with Cable for transmission services on fibre-optic facilities owned by Cable.

The Company purchases accounts receivable from Cable for customers who receive a consolidated invoice. The Company receives a fee, based on actual costs incurred, for billing and collection services.

The Company also leases certain office space it owns to RCI and RCI’s subsidiaries.

(iii) Wireless products and services:

The Company has entered into an agreement with Cable for the sale of its products and services through Cable’s retail outlets. The Company pays Cable for services provided in respect of subscriber activation and customer care.

In addition, the Company provides wireless services to RCI and RCI’s subsidiaries.

(iv) Advertising:

The Company pays Rogers Media Inc. (“Media”), a subsidiary of RCI, for various advertising on its radio and television broadcasting stations and in its publications.

(v) Roaming agreement:

The Company maintains a reciprocal agreement whereby AWE provides wireless communications services to the Company’s subscribers when they travel to the United States, and the Company provides the same services to AWE subscribers when they travel to Canada.

(vi) Over-the-air activation:

The Company utilizes the services of AWE for automated, “over-the-air” programming of subscriber handsets.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2001	2002	2003

RCI:
Management fees	$10,684	$11,006	$11,336
Rent income	(4,972)	(8,144)	(7,980)
Interest on notes payable	2,092	—	—
Wireless products and services	(68)	(79)	(978)
Cost of shared operating expenses	95,978	208,257	192,292
Additions to PP&E	44,986	37,418	24,656

	148,700	248,458	219,326

Cable:
Wireless products and services for resale	(3,800)	(10,116)	(14,926)
Subscriber activation commissions and customer service	1,122	8,817	9,511
Rent income	(3,552)	(3,587)	(3,516)
Wireless services	(2,131)	(2,214)	(2,355)
Consolidated billing services	—	(655)	(1,499)
Transmission facilities usage	442	440	440

	(7,919)	(7,315)	(12,345)

Media:
Advertising	1,673	2,940	3,000
Rent income	(1,864)	(1,881)	(8,493)
Wireless services	(205)	(181)	(516)

	(396)	878	(6,009)

RWCI:
Interest income on note receivable	(809)	—	—

AWE:
Roaming revenue	(12,397)	(13,910)	(13,030)
Roaming expense	18,867	18,028	13,628
Over-the-air activation	—	680	292

	6,470	4,798	890

	$146,046	$246,819	$201,862

      (c) The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. During the years ended December 31, 2001, 2002 and 2003, total amounts paid by the Company to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $1.1 million, $1.7 million and $1.5 million, respectively, and for interest charges aggregated $8.7 million, $8.3 million, and $12.0 million, respectively.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

16.     Financial instruments

 (a) Fair Values

      The Company has determined the fair values of its financial instruments as follows:

(i) Cash and cash equivalents, accounts receivable, notes and loans receivable from employees, bank advances, accounts payable and accrued liabilities, and due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

(ii) Long-term debt:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

(iii) Interest exchange agreements:

The fair values of the Company’s cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

(iv) Notes payable to RWCI:

The fair value of the subordinated, unsecured, demand, non-interest bearing promissory notes owed to RWCI was not determinable as there were no set terms of repayment.

The estimated fair values of the Company’s long-term debt and related cross-currency interest rate exchange agreements as at December 31, 2002 and 2003 are as follows:

	2002		2003

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Liability (asset):
Long-term debt	$2,477,783	$2,332,673	$2,073,139	$2,281,633
Cross-currency interest rate exchange agreements	(117,708)	(240,707)	136,464	120,419

	$2,360,075	$2,091,966	$2,209,603	$2,402,052

      Fair value estimates are based on relevant market information and information about the financial instrument as at the measurement date. These estimates inherently include subjective components involving uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)	Other Disclosures

      (i) The credit risk of the cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA. The Company has not required collateral or other security to support

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

the cross-currency interest rate exchange agreements due to the Company’s favourable assessment of the creditworthiness of the counterparties.

      (ii) The Company has a significant concentration of credit risk from a supplier of network infrastructure related to volume rebates receivable totalling approximately $72.1 million which is included in accounts receivable at December 31, 2003.

17.     Commitments

      (a) The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities. The Company believes it is in full compliance with this requirement.

      (b) The future minimum lease payments under operating leases, primarily for the rental of premises for the placement of towers, radio base station and transmission equipment, as well as for administrative and distribution facilities, at December 31, 2003, are as follows:

Year Ending December 31:

2004	$34,394
2005	30,543
2006	23,983
2007	16,050
2008	10,280
2009 and thereafter	19,342

$134,592

      Rent expense for the years ended December 31, 2001, 2002 and 2003 amounted to $30.6 million, $31.5 million and $35.0 million, respectively.

18.     Contingent Liabilities

      There exist legal actions against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

19.     Canadian and United States Accounting Policy Differences

      The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

      If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2001	2002	2003

Net income (loss) for the year based on Canadian GAAP	$(205,561)	$(90,898)	$137,883
Amortization of goodwill(b)	(19,269)	—	—
Interest capitalized(c)	15,834	6,461	5,693
Pre-operating costs capitalized, net(d)	(5,952)	2,976	2,976
Conversion costs(e)	—	—	—
Depreciation expense(f)	(1,002)	(2,248)	(2,968)
Financial instruments(g)	24,527	88,121	(102,787)

Net income (loss) based on United States GAAP	$(191,423)	$4,412	$40,797

Earnings (loss) per share under United States GAAP:
Basic and diluted	$(119.85)	$2.75	$25.43

      The cumulative effect of these adjustments on the consolidated shareholder’s equity of the Company is as follows:

	2002	2003

Shareholder’s equity based on Canadian GAAP	$211,328	$440,452
“Pushed down” goodwill(a)	770,757	770,757
Amortization of goodwill(b)	(248,890)	(248,890)
Interest capitalized(c)	25,550	31,243
Pre-operating costs, net(d)	(2,976)	—
Conversion costs(e)	(3,911)	(3,911)
Accumulated depreciation(f)	(2,531)	(5,499)
Financial instruments(g)	112,648	9,861

Shareholder’s equity based on United States GAAP	$861,975	$994,013

      The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

 (a) “Push-Down” Accounting

      Under United States GAAP, purchase transactions that result in an entity becoming a wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI’s acquisition of 100% of the Company in 1989 for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholder’s equity.

      At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

 (b) Amortization of Goodwill

      As a result of the “push-down” accounting described in (a) above, the Company was required until 2001 to amortize the amount recorded as goodwill under United States GAAP. The Company had been amortizing this amount under United States GAAP over 40 years on a straight-line basis.

 (c) Interest Capitalization

      United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

 (d) Pre-Operating Costs

      Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new business, and amortizes these costs on a straight-line basis over two years. Under United States GAAP, these costs are expensed as incurred.

 (e) Conversion Costs

      Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP required these costs to be expensed as incurred.

 (f) Accumulated Depreciation

      As a result of the capitalization of interest to PP&E required under United States GAAP described in (c) above, additional depreciation on the interest capitalized is recorded under United States GAAP in subsequent periods. As a result of conversion costs being expensed under United States GAAP, as described in (e) above, depreciation expense is reduced under United States GAAP in subsequent periods.

 (g) Financial Instruments

      Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), effective January 1, 2001. Changes in the fair value of the derivative financial instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. These gains and losses are recognized, together with foreign exchange translation gains and losses arising from changes in period-end foreign exchange rates, on the respective long-term debt. Under United States GAAP, effective January 1, 2001, the Company recorded an increase of $29.2 million in the carrying value of the derivative financial instruments, to a total of $139.9 million, and a corresponding increase in the carrying value of long-term debt. This increase in long-term debt has been recorded for United States GAAP purposes as a cumulative transition adjustment that is being amortized to net income over the remaining life of the respective long-term debt.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

(h) Statements of Cash Flows

(i) Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii) Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase (decrease) in cash and cash equivalents in the years ended December 31, 2001, 2002 and 2003 of ($3.6) million, $15.2 million and ($6.1) million, respectively, reflected in the consolidated statements of cash flows would be decreased by $3.6 million, decreased by $13.5 million, and decreased by $4.3 million for the years ended December 31, 2001, 2002, and 2003, respectively. Cash flows under the heading “Financing Activities” in the years ended December 31, 2001 and 2002 would be increased by $3.6 million and $13.5 million, respectively, and would be decreased in the year ended December 31, 2003 by $4.3 million.

(i) Statement of Comprehensive Income

      United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholder’s equity, except those arising from transactions with shareholders. The net income (loss) for the year under United States GAAP, as reported is the same as the comprehensive income (loss) for the years under United States GAAP.

(j) Other Disclosures

      United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2002 and 2003 were $407.1 million and $327.2 million, respectively. Of these amounts, at December 31, 2002 and 2003, accrued liabilities in respect of PP&E totalled $156.2 million and $48.1 million, respectively, accrued interest payable totalled $34.9 million and $30.6 million, respectively, accrued liabilities related to payroll totalled $33.4 million and $37.2 million, respectively, and accrued liabilities related to commissions and residuals totalled $50.4 million and $56.4 million, respectively.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

(k) Stock-based Compensation Disclosures

      For options granted to employees, had the Company determined compensation costs based on the fair value at grant dates of the stock option consistent with the method prescribed under FASB SFAS No. 123, the Company’s net income (loss) for the year would have been reported as the pro forma amounts indicated below:

	2001	2002	2003

Net income (loss) in accordance with United States GAAP as reported	$(191,423)	$4,412	$40,797
Stock-based compensation expense	(9,929)	(13,708)	(12,149)

Pro forma net income (loss) for the year	$(201,352)	$(9,296)	$28,648

Basic and diluted earnings (loss) per share	$(119.85)	$2.75	$25.43
Effect of stock-based compensation	(6.19)	(8.55)	(7.57)

Pro forma basic and diluted earnings (loss) per share	$(126.04)	$(5.80)	$17.86

See note 10(d) for further details of stock-based compensation.

(l) Recent United States Accounting Pronouncements

      In 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year. The Company is currently determining the impact of prospectively adopting EITF 00-21.

      In 2003, the FASB issued Statement 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This statement requires that under specified circumstances, these instruments be reclassified from equity to liabilities on the balance sheet. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company’s year beginning January 1, 2004. The Company did not enter into any financial instruments within the scope of this statement after May 31, 2003, and is presently assessing the impact of adopting this standard prospectively on the Company’s consolidated financial statements.

20.     Subsequent events

      (a) On February 20, 2004, the Company completed an offering of U.S. $750.0 million aggregate principal amount of Senior (Secured) Notes, due 2014. The Company intends to use approximately U.S. $734.7 million of the net proceeds to retire certain of its existing Senior Secured Notes and Debentures and its Senior Subordinated Notes. The Company intends to use the balance of the net proceeds for general corporate purposes.

      (b) Effective January 1, 2004, the Company adopted the following new accounting policies with retrospective application, and as a result have reflected these new accounting policies in the consolidated balance sheet for the years ended December 31, 2002 and 2003 and in the consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2003.

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

(i) GAAP Hierarchy

      As a result of the retroactive application of CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” the Company adopted a classified balance sheet presentation. In addition, changes in non-cash working capital items related to PP&E have been reclassified to Investing Activities, PP&E Expenditures on the consolidated statements of cash flows. As a result, changes in non-cash working capital and cash flows from operating activities have been increased (decreased) by $98.6 million, ($98.6) million, and $87.7 million for the years ended December 31, 2001, 2002 and 2003, respectively, and PP&E expenditures and cash flows used in investing activities have increased (decreased) by $98.6 million, ($98.6) million, and $87.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

(ii) Revenue Recognition

      As a result of retroactively adopting new Canadian accounting standards, including Emerging Issues Committee Abstract 142, “Revenue Arrangements with Multiple Deliverables” and CICA Handbook Section 1100, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, the Company made the following changes to its classification of certain revenue and expense items:

•	Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

•	Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or as a reduction to operating, general and administrative expense in the case of an existing subscriber.

•	Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as operating, general and administrative expense in the case of an existing subscriber. Costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

•	Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

      As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	Years Ended December 31,

	2001	2002	2003

	(In thousands of dollars)
Postpaid (voice and data) revenue:
As previously reported	$1,457,143	$1,632,874	$1,920,993
As reclassified	1,464,423	1,628,095	1,911,073
Network revenue:
As previously reported	1,571,843	1,759,263	2,039,813
As reclassified	1,579,123	1,754,484	2,029,893

ROGERS WIRELESS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2001, 2002 and 2003

	Years Ended December 31,

	2001	2002	2003

	(In thousands of dollars)
Equipment sales:
As previously reported	181,302	206,664	242,390
As reclassified	61,766	137,030	177,901
Total operating revenue:
As previously reported	1,753,145	1,965,927	2,282,203
As reclassified	1,640,889	1,891,514	2,207,794
Cost of equipment sales:
As previously reported	181,017	209,948	244,479
As reclassified	236,313	296,794	380,771
Sales and marketing expenses:
As previously reported	399,855	462,784	522,716
As reclassified	259,561	328,884	361,998
Operating, general and administrative expenses:
As previously reported	760,328	765,508	787,383
As reclassified	733,070	738,149	737,400

      The above changes had no impact on operating income or net income (loss).

ROGERS WIRELESS INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)

	March 31,	December 31,
	2004	2003

ASSETS
Current Assets
Accounts receivable	$340,311	$325,210
Other current assets	26,874	39,644

	367,185	364,854
Property, plant and equipment	2,314,820	2,299,919
Spectrum licences	402,737	396,824
Goodwill	7,058	7,058
Deferred charges	45,683	38,163
Other long-term assets	525	525

	$3,138,008	$3,107,343

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$4,373	$4,338
Accounts payable and accrued liabilities	362,788	396,654
Current portion of long-term debt (Note 2)	2,460	2,378
Due to parent and affiliated companies (Note 7)	16,946	2,568
Unearned revenue	33,339	34,503

	419,906	440,441
Long-term debt (Note 2)	2,079,627	2,207,225
Fair value of derivative instruments	197,735	—
Deferred gain	—	19,225

	2,697,268	2,666,891
Shareholder’s equity (Note 3)	440,740	440,452

	$3,138,008	$3,107,343

ROGERS WIRELESS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Canadian dollars)

	Three Months Ended
	March 31,

	2004	2003

Operating revenue (Note 1 (d))
Postpaid (voice and data)	$513,077	$432,834
Prepaid	24,566	21,121
One-way messaging	6,386	7,432

Network revenue	544,029	461,387
Equipment sales	48,812	35,731

Total operating revenue	592,841	497,118

Cost of equipment sales (Note 1 (d))	91,241	73,638
Sales and marketing expenses (Note 1(d))	86,627	82,846
Operating, general and administrative expenses (Note 1 (d))	195,316	184,824
Management fees	2,919	2,834
Depreciation and amortization	116,498	119,124

Operating income	100,240	33,852
Interest expense on long-term debt	55,356	48,044
Foreign exchange gain (loss)	(24,736)	52,289
Change in the fair value of derivative instruments	(18,900)	—
Loss on repayment of long-term debt	(2,313)	—
Investment and other income	1,037	(124)

Income before income taxes	332	37,973
Income taxes	1,319	1,378

Net income (loss) for the period	$(987)	$36,595

Basic and diluted earnings (loss) per share	$(0.62)	$22.82

ROGERS WIRELESS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT

(In thousands of Canadian dollars)

	Three Months Ended March 31,

	2004	2003

Deficit, beginning of period	$(1,406,433)	$(1,544,316)
Adjustment for stock-based compensation (Notes 1(c) & 3(i))	(2,251)	—

As restated	(1,408,684)	(1,544,316)
Net income (loss) for the period	(987)	36,595

Deficit, end of period	$(1,409,671)	$(1,507,721)

ROGERS WIRELESS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

	Three Months Ended
	March 31,

	2004	2003

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(987)	$36,595
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	116,498	119,124
Unrealized foreign exchange loss (gain)	23,067	(51,649)
Change in the fair value of derivative instruments	18,900	—
Loss on repayment of long-term debt	2,313	—

	159,791	104,070
Change in non-cash working capital items (Notes 1(a) and 4)	(39,038)	(61)

	120,753	104,009

Financing activities:
Issuance of long-term debt	1,168,500	195,000
Repayment of long-term debt	(1,182,619)	(141,144)
Proceeds on termination of cross-currency interest rate exchange agreements	58,416	—
Premium on repayment of long-term debt	(34,713)	—
Financing costs incurred	(10,904)	—

	(1,320)	53,856

Investing activities:
Property, plant and equipment expenditures (Notes 1(a) and 4)	(113,555)	(171,011)
Acquisition of spectrum licences	(5,913)	—

	(119,468)	(171,011)

Increase (decrease) in cash	(35)	(13,146)
Cash (deficiency), beginning of period	(4,338)	1,727

Deficiency, end of period	$(4,373)	$(11,419)

Supplemental cash flow information:
Interest paid	$31,581	$3,168
Income taxes paid	1,692	1,755

      Cash (deficiency) is defined as cash and cash equivalents which have an original maturity of less than 90 days, less bank advances.

ROGERS WIRELESS INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2004 and 2003

      These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2003.

1.     Basis of Presentation and Accounting Policies:

      The interim Consolidated Financial Statements include the accounts of the Company and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements.

      These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements with the exception of the following policies adopted.

(a) GAAP Hierarchy

      In June 2003, the Canadian Institute of Chartered Accountants (CICA) released Handbook Section 1100, “Generally Accepted Accounting Principles”. This standard was applicable to the Company on a prospective basis beginning January 1, 2004, resulting in the Company adopting a classified balance sheet presentation. In addition, within the Company’s consolidated Statements of Cash Flows, it has reclassified the change in non-cash working capital items related to PP&E to PP&E under investing activities. Compared to our previous method of presentation, this change had the impact of decreasing PP&E expenditures on the Statement of Cash Flows, by $17.3 million in the three months ended March 31, 2004 and of increasing PP&E expenditures by $93.3 million in the three months ended March 31, 2003, with a corresponding change in both periods to non-cash working capital items. With the adoption of these presentations, the Company’s financial statements comply with this new standard.

(b) Hedging Relationships

      In November 2001, the CICA issued Accounting Guidelines 13, “Hedging Relationships” (AcG-13), and in November 2002, the CICA amended the effective date of the guideline. AcG-13 established new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company determined that it would not treat its derivative instruments, including cross-currency interest rate exchange agreements and forward foreign exchange agreements, as hedges for accounting purposes.

      As a result, the Company has adjusted the carrying value of these instruments from $136.5 million at December 31, 2003 to the fair value of $120.4 million. The corresponding adjustment of $16.1 million was recorded as a deferred gain and will be amortized into income over the remaining life of the underlying debt instruments. Going forward, the carrying value of these instruments will be adjusted to their fair value with the related adjustment being a charge to the statement of income.

(c) Stock-Based Compensation

      Effective January 1, 2004, as a result of new Canadian GAAP, the Company was required to determine the fair value of stock-based compensation awarded to employees, and to expense the fair value over the vesting period of the stock options. As a result, in accordance with the transition rules, the Company began expensing the fair value of options granted to employees since January 1, 2002, and

ROGERS WIRELESS INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three months ended March 31, 2004 and 2003

recorded an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The estimated impact of adopting this accounting standard in 2004, calculated using the Black-Scholes Option Pricing model, will be an increase in compensation expense of approximately $5.0 million for the year ending December 31, 2004. Stock-based compensation related expense of $1.2 million has been recorded for the three months ended March 31, 2004.

(d) Revenue Recognition

      Effective January 1, 2004, the Company adopted new Canadian accounting standards, including the CICA Emerging Issues Committee Abstract 142 issued in December 2003, regarding the timing of revenue recognition and the classification of certain items as revenue or expense, which resulted in the following:

      Activation fees are now classified as equipment revenue. Previously, these amounts were classified as network revenue.

      Recoveries from new and existing subscribers from the sale of equipment are now classified as equipment revenue. Previously, these amounts were recorded as a reduction to sales expense in the case of a new subscriber, or a reduction to operating, general and administrative expense in the case of an existing subscriber.

      Equipment subsidies provided to new and existing subscribers are now classified as a reduction to equipment revenue. Previously, these amounts were recorded as sales expense in the case of a new subscriber or as an operating, general and administrative expense in the case of an existing subscriber. Equipment costs for equipment provided under retention programs to existing subscribers are now recorded as cost of equipment sales. Previously these amounts were recorded as operating, general and administrative expense.

      Certain other recoveries from subscribers related to collections activities are now recorded as network revenue rather than as a recovery of operating, general and administrative expenses.

      As a result of the adoption of these new accounting standards, the following changes to the classification of revenue and expenses have been made:

	Three Months Ended March 31,

	2004		2003

		Prior to		Previously
	Reclassified	Reclassification	Reclassified	Reported

	(In millions of dollars)
Network revenue	$544.0	$546.4	$461.4	$463.0
Equipment sales	48.8	53.0	35.7	46.9

	592.8	599.4	497.1	509.9
Cost of equipment sales	91.2	51.9	73.6	48.4
Sales and marketing expenses	86.6	118.8	82.8	112.9
Operating, general and administrative expenses	195.4	209.1	184.8	192.7

      This change in accounting classification had no effect on the amounts of reported operating income or net income (loss). All prior period amounts, have been conformed to reflect these changes in classification.

ROGERS WIRELESS INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three months ended March 31, 2004 and 2003

2.	Long-term debt:

		March 31,	December 31,
		2004	2003

		(In thousands of dollars)
Bank credit facility	Floating	$68,500	$138,000
Senior Secured Notes, due 2006	10 1/2%	160,000	160,000
Senior Secured Notes, due 2007	8.30%	—	253,453
Senior Secured Debentures, due 2008	9 3/8%	—	430,589
Senior Secured Notes, due 2014	6 3/8%	982,875	—
Senior Secured Notes, due 2011	9 5/8%	642,145	633,276
Senior Secured Debentures, due 2016	9 3/4%	202,997	200,193
Senior Subordinated Notes, due 2007	8.80%	—	231,443
Mortgage payable and capital leases	Various	25,570	26,185

		2,082,087	2,073,139
Current portion of long-term debt		(2,460)	(2,378)

		2,079,627	2,070,761
Effect of cross-currency interest rate exchange agreements		—	136,464

		2,079,627	2,207,225

Issued:

      In February 2004, the Company issued US$750.0 million 6.375% Senior Secured Notes due 2014.

Repaid:

      On February 20, 2004, the Company unwound US$333.2 million cross-currency interest rate exchange agreements for cash proceeds of $58.4 million.

      On March 26, 2004, the Company redeemed its US$196.1 million Senior Secured Notes, US$179.1 million Senior Subordinated Notes, and US$333.2 million Senior Secured Debentures for an aggregate of US$734.7 million, including payment of redemption premiums. This resulted in a loss on the repayment of long-term debt of $2.3 million which included redemption premiums of $34.7 million, the write-off of deferred financing costs of $7.8 million, and a $40.2 million gain on the release of the deferred transition gain related to the cross-currency interest rate exchange agreements that were unwound during the quarter, which were previously treated as effective hedges prior to our adoption of new rules with respect to Hedging Relationships as discussed in Note 1(b) to the first quarter 2004 Financial Statements.

      As indicated in note 1(b), the Company determined that it would not account for derivative instruments, including cross-currency interest rate exchange agreements, as hedges for accounting purposes. Accordingly effective January 1, 2004, the Company records the fair value of these instruments as a separate component of the balance sheet and as such the effect of the cross-currency interest rate exchange agreements is no longer recorded as a component of long-term debt. At March 31, 2004, the fair value of derivative instruments is a liability of $197.7 million and is disclosed as a separate component on the balance sheet.

ROGERS WIRELESS INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three months ended March 31, 2004 and 2003

3.	Shareholder’s equity:

	March 31,	December 31,
	2004	2003

	(In thousands of dollars)
Capital stock:
Issued and outstanding —
1,603,628 Class Common Shares	$1,846,885	$1,846,885

Contributed surplus	3,526	—

	1,850,411	1,846,885
Deficit	(1,409,671)	(1,406,433)

	$440,740	$440,452

Stock-based compensation:

      (a) On January 1, 2004, the Company adopted CICA Handbook Section 3870 and recorded a charge to opening retained earnings of $2.3 million for stock options granted to employees after January 1, 2002 (Note 1(c)).

During the three months ended March 31, 2004, the Company recorded compensation expense of $1.2 million related to stock options of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. granted to employees on or after January 1, 2002.

As a result of the above transactions, $3.5 million was recorded as Contributed Surplus.

      (b) Based on stock options issued by RWCI subsequent to January 1, 2002, the stock-based compensation expense for the three months ended March 31, 2003, based on the “fair value” at the grant date of those stock options, would have been $0.1 million, pro forma net income for the quarter would have been $36.5 million, and pro forma basic and diluted earnings per share would have been $22.76.

      No stock options were issued during the first quarters of 2004 and 2003.

4.	Consolidated Statement of Cash Flows:

      The change in non-cash working capital items are as follows:

	Three Months Ended
	March 31,

	2004	2003

	(In thousands of dollars)
Decrease in accounts receivable	$32,287	$21,221
Decrease (increase) in other assets	12,772	(27,224)
Increase (decrease) in accounts payable and accrued liabilities	(97,311)	10,793
Decrease in unearned revenue	(1,164)	(860)
Increase (decrease) in amounts due to (from) affiliated companies, net	14,378	(3,991)

	$(39,038)	$(61)

ROGERS WIRELESS INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three months ended March 31, 2004 and 2003

      The reconciliation of PP&E additions to expenditures is as follows:

	Three Months Ended
	March 31,

	2004	2003

	(In thousands of dollars)
Additions to PP&E on the accrual basis	$(130,887)	$(77,693)
Change in non-cash working capital items related to PP&E	17,332	(93,318)

PP&E expenditures	$(113,555)	$(171,011)

5.	Pension

      For the three months ended March 31, 2004, the Company has recorded pension expense in the amount of $0.8 million and expense related to supplemental executive retirement plans, which are unfunded, in the amount of $0.4 million.

6.	Employee Share Accumulation Plan

      Effective in the first quarter of 2004, the Company launched an employee share accumulation program that allows employees to voluntarily participate in a share purchase program. Under the terms of the program, employees of the Company can contribute a specified percentage of their regular earnings and through regular payroll deductions. The designated administrator of the plan purchases Class B Restricted Voting shares of RWCI on the open market on behalf of the employee.

      At the end of each quarter, the Company makes a contribution of 25% of the employee’s contribution in the quarter. The administrator then uses this amount to purchase additional shares of RWCI on behalf of the employee, as outlined above.

      The Company records its contribution as compensation expense which amounted to $0.1 million for the three months ended March 31, 2004.

7.	Related Party Transactions:

      The amounts due to (from) RCI and its subsidiaries, and AWE comprised the following:

	March 31,	December 31,
	2004	2003

	(In thousands of dollars)
Rogers Wireless Communications Inc. (parent)	$14,742	$2,521
RCI	2,701	24
Rogers Cable Inc. (“Cable”)	(108)	137
AWE	(389)	(114)

	$16,946	$2,568

      The above amounts, excluding Rogers Wireless Communications Inc. reflect intercompany charges for capital and operating expenditures and management fees, and are short-term in nature. The amounts owing to Rogers Wireless Communications Inc. arise from cash advances.

ROGERS WIRELESS INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three months ended March 31, 2004 and 2003

      A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended
	March 31,

	2004	2003

	(In thousands of dollars)
RCI:
Management fees	$2,919	$2,834
Wireless services	(327)	(453)
Rent income	(1,831)	(1,817)
Cost of shared operating expenses	52,201	47,208
Additions to PP&E(1)	2,881	3,321

	55,843	51,093
Cable:
Wireless products and services for resale	(1,796)	(2,467)
Subscriber activation commissions and customer service	4,796	2,441
Rent income	(1,011)	(902)
Wireless services	(873)	(396)
Transmission facilities usage	110	110
Consolidated billing services	(576)	(286)

	650	(1,500)
Rogers Media Inc.:
Advertising	646	324
Rent income	(2,874)	(600)
Wireless services	(151)	(51)

	(2,379)	(327)
AWE:
Roaming revenue	(2,503)	(2,975)
Roaming expense	3,440	4,303
Over-the-air activation services	46	146

	983	1,474

	$55,097	$50,740

(1)	Additions to PP&E relates primarily to expenditures on information technology infrastructure and call centre technologies.

      We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and RCI. During the three months ended March 31, 2004, the total amounts paid by us to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $0.3 million (2003 — $0.3 million) and for interest charges aggregated $1.7 million (2003 — $1.5 million).

Rogers Wireless Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Under Section 124 of the Canada Business Corporations Act, a director or officer of a corporation, a former director or officer of a corporation or another individual who acts or acted at a corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity:

      1. may be indemnified by that corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by that individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity;

      2. may be indemnified by the corporation or advanced moneys as hereinafter provided, with the approval of a court, against all costs, charges and expenses reasonably incurred by the individual in connection with an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity;

      3. may be entitled to an advance of moneys by the corporation for costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, but such individual shall repay the moneys if the individual does not fulfill the conditions of the proviso below; and

      4. is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity described above, if the individual seeking indemnity was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done;

provided, in all cases, such individual (a) acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

      In accordance with the Canada Business Corporations Act, the by-laws of the Registrant indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and his heirs and legal representatives, against costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by that individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual was involved because of that association with the Registrant or other entity if the individual acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds in believing that the individual’s conduct was lawful.

      As contemplated by Section 124(6) of the Canada Business Corporations Act, the Registrant has purchased insurance against potential claims against the directors and officers of the Registrant and other individuals referred to in the first paragraph of this Item 20 against loss for which the Registrant may be required or permitted by law to indemnify such individuals.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

Exhibit
Number			Description

†3	.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.
†3	.2	—	By-laws of Rogers Wireless Inc.
††4	.1	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
††4	.2	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 4.1)
††4	.3	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014
††4	.4	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
***4	.5	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997
††4	.6	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014
††5	.1	—	Opinion of Torys LLP
††5	.2	—	Opinion of Cravath, Swaine & Moore LLP
**10	.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.
*10	.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
*10	.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
*10	.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee
†10	.5	—	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.
***10	.6	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto
†10	.7	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
†10	.8	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.
**10	.9	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006
**10	.10	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008
**10	.11	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016

Exhibit
Number			Description

***10	.12	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee
***10	.13	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee
†10	.14	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.
12.1		—	Computation of Ratio of Earnings to Fixed Charges (under Canadian GAAP and U.S. GAAP)
12.2		—	Computation of Pro Forma Ratio of Earnings to Fixed Charges (under Canadian GAAP and U.S. GAAP)
12.3		—	Computation of Financial Ratios (under Canadian GAAP)
12.4		—	Schedule of Valuation and Qualifying Accounts
††21	.1	—	Subsidiaries of Rogers Wireless Inc.
††23	.1	—	Consent of Torys LLP (included in Exhibit 5.1)
††23	.2	—	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2)
23.3		—	Report and Consent of KPMG LLP, Independent Chartered Accountants
††24	.1	—	Power of Attorney (included on signature pages of this Registration Statement)
††25	.1	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014, on Form T-1
††99	.1	—	Form of Letter of Transmittal
††99	.2	—	Form of Notice of Guaranteed Delivery
††99	.3	—	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees
††99	.4	—	Form of Letter to Clients

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated herein by reference thereto

††	Filed as an exhibit to the initial submission of this Registration Statement No. 333-113024

*	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto

Item 22.     Undertakings

      (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on May 25, 2004.

ROGERS WIRELESS INC.
(Registrant)

By:	/s/ JOHN R. GOSSLING

Name: John R. Gossling

Title:	Senior Vice President and Chief Financial Officer

By:	/s/ M. LORRAINE DALY

Name: M. Lorraine Daly

Title:	Vice President, Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date Signed

* Edward S. Rogers, O.C.	Director and Chairman	May 25, 2004

H. Garfield Emerson, Q.C.	Director and Deputy Chairman

* Nadir H. Mohamed	Director, President and Chief Executive Officer (principal accounting officer)	May 25, 2004

* John R. Gossling	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	May 25, 2004

Lewis M. Chakrin	Director

* George A. Fierheller	Director and Honourary Chairman	May 25, 2004

* Albert Gnat, Q.C.	Director	May 25, 2004

* James C. Grant	Director	May 25, 2004

Signature		Title	Date Signed

* Thomas I. Hull		Director	May 25, 2004

* Kent Mathy		Director	May 25, 2004

* Pierre L. Morrissette		Director	May 25, 2004

The Hon. David R. Peterson, P.C., Q.C.		Director

* Jordan M. Roderick		Director	May 25, 2004

* Edward Rogers		Director	May 25, 2004

Loretta A. Rogers		Director

* J. Christopher C. Wansbrough		Director	May 25, 2004

*By:	/s/ M. LORRAINE DALY M. Lorraine Daly Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

IN THE UNITED STATES

      Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of Rogers Wireless Inc. and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of Delaware, on this 25th day of May, 2004.

PUGLISI & ASSOCIATES,

By:	/s/ DONALD J. PUGLISI

Donald J. Puglisi
Managing Director

EXHIBIT INDEX

Exhibit
Number			Description

†3	.1	—	Certificate of Amalgamation & Articles of Amalgamation of Rogers Wireless Inc.
†3	.2	—	By-laws of Rogers Wireless Inc.
††4	.1	—	Indenture dated as of February 20, 2004, between Rogers Wireless Inc., as Issuer, and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
††4	.2	—	Form of 6.375% Senior (Secured) Note due 2014 (included in Exhibit 4.1)
††4	.3	—	Registration Rights Agreement dated as of February 20, 2004, among Rogers Wireless Inc. and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets Corporation, TD Securities (USA) Inc., Harris Nesbitt Corp., SG Cowen Securities Corporation and Tokyo-Mitsubishi International plc, relating to the 6.375% Senior (Secured) Notes due 2014
††4	.4	—	Pledge Agreement dated as of February 20, 2004, between Rogers Wireless Inc. and JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014
***4	.5	—	Amended and Restated Deed of Trust dated as of March 15, 1997, between National Trust Company and Rogers Wireless Inc., as amended on March 19, 1997
††4	.6	—	United States Dollar Bond issued under the Deed of Trust relating to the 6.375% Senior (Secured) Notes due 2014
††5	.1	—	Opinion of Torys LLP
††5	.2	—	Opinion of Cravath, Swaine & Moore LLP
**10	.1	—	Management Services Agreement dated as of January 1, 1991, and as amended as of December 31, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and Rogers Wireless Inc.
*10	.2	—	Form of Business Areas and Transfer Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
*10	.3	—	Form of Minority Shareholder Protection Agreement between Rogers Communications Inc. and Rogers Wireless Communications Inc.
*10	.4	—	Form of Trust Agreement dated as of July 25, 1991, among Rogers Communications Inc., Rogers Wireless Communications Inc. and National Trust Company, as Trustee
†10	.5	—	Shareholders’ Agreement dated as of August 16, 1999, between Rogers Communications Inc., JVII Partnership and Rogers Wireless Communications Inc.
***10	.6	—	Amended and Restated Credit Agreement dated as of March 15, 1997, among Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent, and exhibits thereto
†10	.7	—	First Amendment Agreement to the Amended and Restated Credit Agreement dated as of April 12, 2001, between Rogers Wireless Inc., the lenders named therein and The Bank of Nova Scotia, as Agent
†10	.8	—	Indenture dated as of May 2, 2001 between Rogers Wireless Inc. and The Chase Manhattan Bank, as Trustee, relating to the 9.625% Senior (Secured) Notes due 2011 of Rogers Wireless Inc.
**10	.9	—	Form of Indenture for 10 1/2% Senior Secured Notes due 2006
**10	.10	—	Form of Indenture for 9 3/8% Senior Secured Debentures due 2008
**10	.11	—	Form of Indenture for 9 3/4% Senior Secured Debentures due 2016
***10	.12	—	Senior Secured Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee

Exhibit
Number			Description

***10	.13	—	Senior Subordinated Note Indenture dated September 30, 1997 among Rogers Wireless Inc., The Chase Manhattan Bank, as U.S. Trustee, and CIBC Mellon Trust Company, as Canadian Trustee
†10	.14	—	Master Purchase Agreement dated January 1, 1998 between Rogers Wireless Inc. and Ericsson Communications, Inc.
12.1		—	Computation of Ratio of Earnings to Fixed Charges (under Canadian GAAP and U.S. GAAP)
12.2		—	Computation of Pro Forma Ratio of Earnings to Fixed Charges (under Canadian GAAP and U.S. GAAP)
12.3		—	Computation of Financial Ratios (under Canadian GAAP)
12.4		—	Schedule of Valuation and Qualifying Accounts
††21	.1	—	Subsidiaries of Rogers Wireless Inc.
††23	.1	—	Consent of Torys LLP (included in Exhibit 5.1)
††23	.2	—	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2)
23.3		—	Report and Consent of KPMG LLP, Independent Chartered Accountants
††24	.1	—	Power of Attorney (included on signature pages of this Registration Statement)
††25	.1	—	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of JPMorgan Chase Bank, as Trustee, relating to the 6.375% Senior (Secured) Notes due 2014, on Form T-1
††99	.1	—	Form of Letter of Transmittal
††99	.2	—	Form of Notice of Guaranteed Delivery
††99	.3	—	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees
††99	.4	—	Form of Letter to Clients

†	Filed as an exhibit to Registration Statement No. 333-13504 and incorporated herein by reference thereto

††	Filed as an exhibit to the initial submission of this Registration Statement No. 333-113024

*	Filed as an exhibit to Registration Statement No. 33-41233 and incorporated herein by reference thereto

**	Filed as an exhibit to Registration Statement No. 333-3154 and incorporated herein by reference thereto

***	Filed as an exhibit to Registration Statement No. 333-7714 and incorporated herein by reference thereto